As filed with the U.S. Securities and Exchange Commission on April 16, 2020

Registration No. 333-236380

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ChampionX Holding Inc.

(Exact name of registrant as specified in its charter)

Delaware	2890	84-3307806
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11177 South Stadium Drive

Sugar Land, Texas 77478

(281) 632-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael C. McCormick

Executive Vice President

ChampionX Holding Inc.

c/o Ecolab Inc.

1 Ecolab Place

St. Paul, Minnesota 55102

(800) 232-6522

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Charles W. Mulaney, Jr. Richard C. Witzel, Jr. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606 Telephone: (312) 407-0700 Facsimile: (312) 407-0411	Julia Wright Senior Vice President, General Counsel and Secretary Apergy Corporation 2445 Technology Forest Blvd Building 4, 12th Floor The Woodlands, Texas 77381 Telephone: (281) 403-5772	Michael J. Aiello Sachin Kohli Weil, Gotshal & Manges LLP 767 5th Avenue New York, New York 10153 Telephone: (212) 310-8000 Facsimile: (212) 310-8007

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following the effective date of this registration statement and satisfaction or waiver of all other conditions to the consummation of the Exchange Offer and Merger described herein.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Smaller reporting company	☐
Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

ChampionX Holding Inc., a Delaware corporation (“ChampionX”), which is a wholly owned subsidiary of Ecolab Inc. (“Ecolab”), is filing this registration statement on Forms S-4 and S-1 (Registration No. 333-236380) to register the offer of shares of ChampionX common stock, par value $0.01 per share (“ChampionX common stock”), which shares will be distributed to Ecolab stockholders pursuant to a split-off and/or a spin-off (in the event this Exchange Offer (as defined herein) is not fully subscribed or is terminated) in connection with a transaction whereby Athena Merger Sub, Inc., a Delaware corporation (“Merger Sub”), which is a wholly owned subsidiary of Apergy Corporation, a Delaware corporation (“Apergy”), will merge with and into ChampionX, with ChampionX continuing as the surviving corporation and becoming a wholly owned subsidiary of Apergy (the “Merger”). ChampionX was incorporated specifically for the purpose holding the ChampionX Business (as defined in the prospectus included in this registration statement). Prior to the Merger, Ecolab will transfer certain assets, liabilities and entities to ChampionX or its subsidiaries. In exchange therefor, Ecolab will receive shares of ChampionX common stock and a cash payment, and all shares of ChampionX common stock will be distributed to Ecolab stockholders as described below.

Ecolab will offer its stockholders the option to exchange all or a portion of their shares of Ecolab common stock for shares of ChampionX common stock in this Exchange Offer. If this Exchange Offer is consummated, but this Exchange Offer is not fully subscribed because fewer than all of the shares of ChampionX common stock owned by Ecolab are exchanged, the remaining shares of ChampionX common stock owned by Ecolab would be distributed on a pro rata basis to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after consummation of this Exchange Offer. If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions (as defined herein) have otherwise been satisfied), all shares of ChampionX common stock owned by Ecolab will be distributed on a pro rata basis to Ecolab stockholders in a spin-off. After the distribution of the shares of ChampionX common stock in a split-off and/or a spin-off (in the event this Exchange Offer is not fully subscribed or is terminated), the shares of ChampionX common stock will immediately be converted into shares of Apergy common stock in the Merger.

Apergy has filed a preliminary proxy statement and will file a definitive proxy statement, in each case, that relates to the special meeting of stockholders of Apergy to approve the issuance of shares of Apergy common stock in the Merger. In addition, Apergy filed a registration statement on Form S-4 (Registration No. 333-236379) to register the shares of its common stock that will be issued in the Merger.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED APRIL 16, 2020

PROSPECTUS—OFFER TO EXCHANGE

ECOLAB INC.

Offer to Exchange all Shares of Common Stock of

CHAMPIONX HOLDING INC.

Which are Owned by Ecolab Inc.

and Will Be Converted Into Shares of Common Stock of

APERGY CORPORATION

for

Outstanding Shares of Common Stock of Ecolab Inc.

Ecolab Inc. (“Ecolab”) is offering to exchange all shares of common stock, par value $0.01 per share (“ChampionX common stock”), of ChampionX Holding Inc. (“ChampionX”) owned by Ecolab for outstanding shares of common stock of Ecolab (“Ecolab common stock”) that are validly tendered and not properly withdrawn. The terms and conditions of this Exchange Offer (as defined below) are described in this prospectus, which you should read carefully. None of Ecolab, ChampionX, any of their respective directors or officers or any of their respective representatives makes any recommendation as to whether you should participate in this Exchange Offer. You must make your own decision after reading this prospectus and consulting with your advisors. This Exchange Offer is voluntary. If you would like to keep all of your shares of Ecolab common stock, you do not need to take any action.

Ecolab’s obligation to exchange shares of ChampionX common stock for shares of Ecolab common stock is subject to the satisfaction of certain conditions, including conditions to the consummation of the Transactions (as defined below), which include approval by the stockholders of Apergy Corporation (“Apergy”) of the issuance of shares of common stock of Apergy (“Apergy common stock”) in the Merger (as defined below).

The transactions contemplated by the Merger Agreement (as further described in “The Transaction Agreements—The Merger Agreement”) and the Separation Agreement (as further described in “The Transaction Agreements—The Separation Agreement”), referred to in this prospectus collectively as the Transactions, are being undertaken to transfer the ChampionX Business (as defined below) from Ecolab to Apergy. The aggregate value of the consideration to be paid to Ecolab stockholders with respect to the ChampionX Business in the Transactions is estimated, as of April 9, 2020, to be approximately $1.14 billion in value of Apergy common stock (calculated based on the closing price on the New York Stock Exchange (the “NYSE”) of Apergy common stock as of April 9, 2020) issuable to Ecolab stockholders that participate in this Exchange Offer.

Immediately following the consummation of this Exchange Offer, Athena Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Apergy (“Merger Sub”), will be merged with and into ChampionX, whereby the separate corporate existence of Merger Sub will cease and ChampionX will continue as the surviving corporation and a wholly owned subsidiary of Apergy (the “Merger”). In the Merger, each outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Apergy common stock equal to the Merger Exchange Ratio (as defined in “The Transactions—The Merger—Calculation of the Merger Consideration”). In addition, ChampionX will authorize the issuance of a number of shares of ChampionX common stock such that the total number of shares of ChampionX common stock outstanding immediately prior to the Distribution (as defined below) will be that number that results in the Merger Exchange Ratio equaling one. As a result, each share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into one share of Apergy common stock in the Merger. The aggregate number of shares of Apergy common stock to be issued in the Merger by Apergy is expected to result in pre-Merger holders of shares of ChampionX common stock and ChampionX employees collectively owning approximately 62% of the issued and outstanding shares of Apergy common stock on a fully-diluted basis after giving effect to the Merger and pre-Merger holders of Apergy common stock or equity-based awards of Apergy owning approximately 38% of the issued and outstanding shares of Apergy common stock on a fully-diluted basis. ChampionX common stock will not be transferred to participants in this Exchange Offer; such participants will instead receive shares of Apergy common stock in the Merger. No trading market currently exists for ChampionX common stock. You will not be able to trade shares of ChampionX common stock before they are converted into shares of Apergy common stock in the Merger. In addition, there can be no assurance that shares of Apergy common stock, when issued in the Merger, will trade at the same prices at which shares of Apergy common stock traded prior to the Merger.

The value of Ecolab common stock and ChampionX common stock for purposes of establishing the exchange ratio for this Exchange Offer will be determined by Ecolab by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) on each of the Valuation Dates (as defined below) of Ecolab common stock and Apergy common stock on the NYSE. The “Valuation Dates” will be the last three full trading days ending on and including the third trading day preceding the expiration date of this Exchange Offer, as it may be voluntarily extended. Based on an expiration date of [            ], 2020, the Valuation Dates are expected to be [            ], 2020, [            ], 2020 and [            ], 2020. See “Exchange Offer—Terms of This Exchange Offer.”

This Exchange Offer is designed to permit you to exchange your shares of Ecolab common stock for shares of ChampionX common stock at a [    ]% discount to the per-share value of Apergy common stock, calculated as set forth in this prospectus, subject to the upper limit described below. For each $100 of your Ecolab common stock accepted for exchange in this Exchange Offer, you will receive approximately $[    ] of ChampionX common stock, subject to an upper limit of [    ] shares of ChampionX common stock per share of Ecolab common stock. This Exchange Offer does not provide for a minimum exchange ratio. See “Exchange Offer—Terms of This Exchange Offer.” If the upper limit is in effect, then the exchange ratio will be fixed at that limit. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS (AND YOU COULD RECEIVE MUCH LESS) THAN $[    ] OF CHAMPIONX COMMON STOCK FOR EACH $100 OF ECOLAB COMMON STOCK THAT YOU TENDER.

The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on [            ], 2020 (the second to last trading day before the date of this prospectus), based on the daily VWAPs of Ecolab common stock and Apergy common stock on [            ], 2020, [            ], 2020 and [            ], 2020, would have provided for [    ] shares of ChampionX common stock to be exchanged for every share of Ecolab common stock accepted for exchange. The value of ChampionX common stock issued and, following the Merger, the value of Apergy common stock received may not remain above the value of Ecolab common stock tendered following the expiration of this Exchange Offer.

THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT [    ], NEW YORK CITY TIME, ON [            ], 2020, UNLESS THIS EXCHANGE OFFER IS EXTENDED OR TERMINATED. SHARES OF ECOLAB COMMON STOCK TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THIS EXCHANGE OFFER.

In reviewing this prospectus, you should carefully consider the risk factors beginning on page 40 of this prospectus.

We Are Not Asking You for a Proxy and You are Requested Not To Send Us a Proxy.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of the securities described in this prospectus or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus is [                ], 2020.

The final exchange ratio used to determine the number of shares of ChampionX common stock that you will receive for each share of your Ecolab common stock accepted for exchange in this Exchange Offer will be announced by press release no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date. At such time, the final exchange ratio will be available at [    ] and from the information agent for this Exchange Offer at the toll-free number provided on the back cover of this prospectus. Ecolab will announce whether the upper limit on the number of shares that can be received for each share of Ecolab common stock tendered and accepted for exchange will be in effect, through [    ] and by press release, no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date. Commencing after the close of trading on the third trading day of this Exchange Offer, indicative exchange ratios (calculated in the manner described in this prospectus) will also be available on that website and from the information agent at the toll-free number provided on the back cover of this prospectus.

This prospectus provides information regarding Ecolab, ChampionX, Apergy, this Exchange Offer and the Merger. Ecolab common stock is listed on the NYSE under the symbol “ECL.” Apergy common stock is listed on the NYSE under the symbol “APY.” On [            ], 2020, the last reported sale price of Ecolab common stock on the NYSE was $[    ] per share, and the last reported sale price of Apergy common stock on the NYSE was $[    ] per share. The market prices of Ecolab common stock and of Apergy common stock will fluctuate prior to the completion of this Exchange Offer and thereafter and may be higher or lower at the expiration date of this Exchange Offer than the prices set forth above. No trading market currently exists for ChampionX common stock. ChampionX has not applied for listing of ChampionX common stock on any exchange.

If this Exchange Offer is consummated but is not fully subscribed because less than all the shares of ChampionX common stock owned by Ecolab are exchanged the remaining shares of ChampionX common stock owned by Ecolab will be distributed to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after the consummation of this Exchange Offer pursuant to a pro rata distribution (a “clean-up spin-off”). Any Ecolab stockholder who validly tenders (and does not properly withdraw) shares of Ecolab common stock that are accepted for exchange in this Exchange Offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of ChampionX common stock distributed in the clean-up spin-off. This prospectus covers all shares of ChampionX common stock offered by Ecolab in this Exchange Offer and all shares of ChampionX common stock that may be distributed by Ecolab in a spin-off (including the clean-up spin-off) to holders of shares of Ecolab common stock. If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab. See “Exchange Offer—Distribution of ChampionX Common Stock Remaining After This Exchange Offer.”

Following the consummation of this Exchange Offer, in the Merger, Merger Sub will be merged with and into ChampionX, whereby the separate corporate existence of Merger Sub will cease and ChampionX will continue as the surviving corporation and a wholly owned subsidiary of Apergy. In the Merger, each outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Apergy common stock equal to the Merger Exchange Ratio. ChampionX will authorize the issuance of a number of shares of ChampionX common stock such that the total number of shares of ChampionX common stock outstanding immediately prior to the Distribution will be that number that results in the Merger Exchange Ratio equaling one. As a result, each share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into one share of Apergy common stock in the Merger. Ecolab currently expects that approximately 122.6 million shares of ChampionX common stock will be available in this Exchange Offer.

Ecolab’s obligation to exchange shares of ChampionX common stock for Apergy common stock is subject to the conditions listed under “Exchange Offer—Conditions to Consummation of This Exchange Offer,” including the satisfaction of conditions to the Merger, which include Apergy stockholder approval of the issuance of Apergy common stock in connection with the Merger, and other conditions.

i

ANNEXES

Annex A – Opinion of Centerview Partners LLC

Annex B – Opinion of Lazard Frères & Co. LLC

This prospectus incorporates by reference important business and financial information about Ecolab and Apergy from documents filed with the SEC that have not been included in or delivered with this prospectus and have not been incorporated by reference unless explicitly stated. This information is available without charge at the website that the SEC maintains at www.sec.gov, as well as from other sources. See “Where You Can Find Additional Information; Incorporation by Reference.” You also may ask any questions about this Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus, without charge, upon written or oral request to Ecolab’s information agent, Georgeson, located at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or at the telephone number 866-857-2624. In order to receive timely delivery of the documents, you must make your requests no later than [    ], 2020.

If you participate in the Ecolab stock fund through either of the Ecolab Savings Plans, you may ask questions about this Exchange Offer with respect to the plans, without charge, upon written or oral request to the trustee of the trust established under the plans, Fidelity Management Trust Company, located at 245 Summer Street, Boston, MA 02109 or at the telephone number 800-835-5091.

All information contained or incorporated by reference in this prospectus with respect to Apergy, Merger Sub and their respective subsidiaries, as well as information on Apergy after the consummation of the Transactions, has been provided by Apergy. All other information contained or incorporated by reference in this prospectus with respect to Ecolab, ChampionX or their respective subsidiaries, and with respect to the terms and conditions of this Exchange Offer, has been provided by Ecolab.

This prospectus is not an offer to exchange and it is not a solicitation of an offer to buy any shares of Ecolab common stock, Champion common stock or Apergy common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. stockholders should consult their advisors in considering whether they may participate in this Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of ChampionX common stock that may apply in their home countries. Ecolab, ChampionX and Apergy cannot provide any assurance about whether such limitations may exist. See “Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this Exchange Offer outside the United States.

SELECTED DEFINITIONS

Certain abbreviations and terms used in the text and notes are defined as follows:

Abbreviation/Term	Definition

Apergy	Apergy Corporation

Apergy common stock	The common stock, par value $0.01 per share, of Apergy

Apergy equityholders	Pre-Merger holders of Apergy common stock or equity-based awards of Apergy

ChampionX	ChampionX Holding Inc., currently a wholly owned subsidiary of Ecolab

ChampionX Business	Ecolab’s upstream energy business

ChampionX common stock	The common stock, par value $0.01 per share, of ChampionX

ChampionX equityholders	Pre-Merger holders of shares of ChampionX common stock and ChampionX Employees (as defined in “Additional Agreements Related to the Separation, the Distribution and the Merger — Employee Matters Agreement — Transfer of ChampionX and Ecolab Employees and Independent Contractors and Liability for Related Costs”)

clean-up spin-off	The distribution by Ecolab following the consummation of this Exchange Offer, if this Exchange Offer is not fully subscribed, of the remaining shares of ChampionX common stock owned by Ecolab on a pro rata basis to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after consummation of this Exchange Offer

Contribution	The transfer of assets from Ecolab to ChampionX and the assumption of liabilities by ChampionX from Ecolab pursuant to the Internal Restructuring (as defined in and contemplated by the Separation Agreement) or otherwise arising out of or resulting from the transactions contemplated by the Separation Agreement

Distribution	The distribution by Ecolab, pursuant to the Separation Agreement, of (i) up to 100% of the shares of ChampionX common stock to Ecolab’s stockholders in this Exchange Offer followed, if necessary, by the clean-up spin-off or (ii) if this Exchange Offer is terminated, all of the outstanding shares of ChampionX common stock to Ecolab stockholders on a pro rata basis

Abbreviation/Term	Definition

Ecolab	Ecolab Inc.

Ecolab common stock	The common stock, par value $1.00 per share, of Ecolab

Ecolab Savings Plans	The Ecolab Savings Plan and ESOP, the Ecolab Savings Plan and ESOP for Traditional Benefit Employees, and the Ecolab Puerto Rico Savings Plan

Exchange Offer	The exchange offer to which this prospectus relates, whereby Ecolab is offering to its stockholders the ability to exchange all or a portion of their shares of Ecolab common stock for shares of ChampionX common stock, which shares of ChampionX common stock will be immediately exchanged for Apergy common stock in the Merger

Merger	The merger of Merger Sub with and into ChampionX, with ChampionX surviving the merger as a wholly owned subsidiary of Apergy, as contemplated by the Merger Agreement

Merger Agreement	The Agreement and Plan of Merger and Reorganization, dated as of December 18, 2019, by and among Ecolab, Apergy, ChampionX and Merger Sub (as it may be amended from time to time)

Merger Sub	Athena Merger Sub, Inc., a wholly owned subsidiary of Apergy

NYSE	The New York Stock Exchange

Separation Agreement	The Separation and Distribution Agreement, dated as of December 18, 2019, by and among Ecolab, ChampionX and Apergy (as it may be amended from time to time)

Share Issuance	The issuance of Apergy common stock in connection with the Merger

Share Issuance Proposal	The proposal to approve the Share Issuance

Transactions	The transactions contemplated by the Merger Agreement and the Separation Agreement

Valuation Dates	The last three full trading days ending on and including the third trading day preceding the expiration date of this Exchange Offer, as it may be voluntarily extended

VWAP	Volume-weighted average price

QUESTIONS AND ANSWERS ABOUT THIS EXCHANGE OFFER AND THE TRANSACTIONS

The following are brief answers to some of the common questions that stockholders of Ecolab may have regarding the transactions contemplated by the Merger Agreement and the Separation Agreement, which provide for, among other things, the Separation, the Distribution and the Merger. For more detailed information about the matters discussed in these questions and answers, see “The Transactions” beginning on page 149 and “The Transaction Agreements” beginning on page 193. These questions and answers are not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. Stockholders of Ecolab are urged to read this prospectus in its entirety prior to making any decision. You should pay special attention to the “Risk Factors” beginning on page 40 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 65.

Questions and Answers about this Exchange Offer

Q:	Who may participate in this Exchange Offer?

A:

Any U.S. holders of Ecolab common stock during the period this Exchange Offer is open may participate in this Exchange Offer. This includes shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) held for the account of participants in the Ecolab Savings Plans. Although Ecolab has mailed this prospectus to its stockholders to the extent required by U.S. law, including stockholders located outside the United States, this prospectus is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any shares of Ecolab common stock, shares of Apergy common stock or shares of ChampionX common stock in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Ecolab, Apergy or ChampionX has taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of Ecolab common stock, shares of Apergy common stock or shares of ChampionX common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of Ecolab common stock in this Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this Exchange Offer without the need for Ecolab, Apergy or ChampionX to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

The legal limitations described above could prevent certain holders of Ecolab common stock from participating in this Exchange Offer, which could cause this Exchange Offer to be undersubscribed.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in this Exchange Offer in accordance with the laws of their home countries and, if they participate, whether there are any restrictions or limitations on transactions in the shares of Ecolab common stock, shares of ChampionX common stock or shares of Apergy common stock that may apply in their home countries. None of Ecolab, Apergy or ChampionX can provide any assurance about whether such limitations may exist. See “Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this Exchange Offer outside the United States.

All holders who are tendering shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) allocated to their Ecolab Savings Plans accounts should follow the special instructions provided to them by or on behalf of their applicable plan administrator. Such participants may direct the applicable plan trustee to tender all, some or none of the shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) allocated to their Ecolab Savings Plans accounts, subject to certain limitations. To allow sufficient time for the tender of shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) by the trustee of the applicable Ecolab Savings Plans, tendering holders must provide the tabulator for the Ecolab Savings Plans with the requisite instructions by the deadline specified in the special instructions provided to them, unless this Exchange Offer is extended. If this Exchange Offer is extended, and if administratively feasible, the deadline for receipt of the holder’s direction also may be extended.

Q:	How many shares of ChampionX common stock will I receive for each share of Ecolab common stock that I tender?

A:

This Exchange Offer is designed to permit you to exchange your shares of Ecolab common stock for shares of ChampionX common stock at a price per share equal to a [    ]% discount to the per-share value of Apergy common stock, calculated as set forth in this prospectus. Stated another way, for each $100 of your Ecolab common stock accepted for exchange in this Exchange Offer, you will receive approximately $[    ] of ChampionX common stock. The value of the Ecolab common stock will be based on the calculated per-share value for the Ecolab common stock on the NYSE and the value of the ChampionX common stock will be based on the calculated per-share value for Apergy common stock on the NYSE, in each case determined by reference to the simple arithmetic average of the daily VWAP on each of the Valuation Dates. Please note, however, that:

•

The number of shares you can receive in this Exchange Offer is subject to an upper limit of [    ] shares of ChampionX common stock for each share of Ecolab common stock accepted for exchange in this Exchange Offer. The next question and answer below describes how this limit may impact the value you receive.

•	This Exchange Offer does not provide for a minimum exchange ratio. See “Exchange Offer—Terms of This Exchange Offer.”

•	Because this Exchange Offer is subject to proration, Ecolab may accept for exchange only a portion of the Ecolab common stock tendered by you.

Q:	Is there a limit on the number of shares of ChampionX common stock I can receive for each share of Ecolab common stock that I tender?

A:

The number of shares you can receive in this Exchange Offer is subject to an upper limit of [    ] shares of ChampionX common stock for each share of Ecolab common stock accepted for exchange in this Exchange Offer. If the upper limit is in effect, you will receive less (and could receive much less) than $[    ] of ChampionX common stock for each $100 of Ecolab common stock that you tender. For example, if the calculated per-share value of Ecolab common stock was $[    ] (the highest closing price for Ecolab common stock on the NYSE during the three-month period prior to commencement of this Exchange Offer) and the calculated per-share value of ChampionX common stock was $[    ] (the lowest closing price for Apergy common stock on the NYSE during that three-month period), the value of ChampionX common stock, based on the Apergy common stock price, received for shares of Ecolab common stock accepted for exchange would be approximately $[    ] for each $100 of Ecolab common stock accepted for exchange.

The upper limit would represent a [    ]% discount for ChampionX common stock based on the average of the daily VWAPs of Ecolab common stock and Apergy common stock on the NYSE on [    ], 2020, [    ], 2020, and [    ], 2020 (the last three full trading days ending on the second to last full trading day prior to commencement of this Exchange Offer). Ecolab set this upper limit to ensure that an unusual or unexpected drop in the trading price of Apergy common stock, relative to the trading price of Ecolab common stock, would not result in an unduly high number of shares of ChampionX common stock being exchanged for each share of Ecolab common stock accepted for exchange in this Exchange Offer.

Q:	How and when will I know if the upper limit is in effect?

A:

Ecolab will announce whether the upper limit on the number of shares that can be received for each share of Ecolab common stock tendered and accepted for exchange will be in effect at the expiration of this

Exchange Offer, through [ ] and by press release, no later than 9:00 a.m., New York City time, on the second trading day prior to the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit.

Q:

How are the calculated per-share values of Ecolab common stock and Apergy common stock determined for purposes of calculating the number of shares of ChampionX common stock to be received in this Exchange Offer?

A:

The calculated per-share value of Ecolab common stock and Apergy common stock for purposes of this Exchange Offer will equal the simple arithmetic average of the daily VWAP of Ecolab common stock and Apergy common stock on the NYSE on each of the Valuation Dates. Ecolab will determine such calculations of the per-share values of Ecolab common stock and Apergy common stock and such determination will be final.

Q:	What is the “daily volume-weighted average price” or “daily VWAP”?

A:

The “daily volume-weighted average price” for Ecolab common stock will be the volume-weighted average price of Ecolab common stock on the NYSE and the “daily volume-weighted average price” for Apergy common stock will be the volume-weighted average price of Apergy common stock on the NYSE, in each case during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported to Ecolab by Bloomberg L.P. through the Price and Volume Dashboard for “ECL,” in the case of Ecolab common stock, and “APY,” in the case of Apergy common stock. The daily VWAPs provided by Bloomberg L.P. may be different from other sources of volume–weighted average prices or investors’ or security holders’ own calculations of volume–weighted average prices.

Q:	Where can I find the daily VWAP of Ecolab common stock and Apergy common stock during the period this Exchange Offer is open?

A:

Ecolab will maintain a website at [    ] that provides the daily VWAP of both Ecolab common stock and Apergy common stock for each day during this Exchange Offer. Commencing after the close of trading on the third trading day of this Exchange Offer and on each subsequent day during this Exchange Offer, the website will provide indicative exchange ratios, calculated, prior to any Valuation Date, as though that day were the expiration date of this Exchange Offer. On the first two Valuation Dates, when the values of Ecolab common stock and Apergy common stock are calculated for the purposes of this Exchange Offer, the website will show the indicative exchange ratios based on indicative calculated per-share values calculated by Ecolab, which will equal (i) after the close of trading on the NYSE on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 9:00 a.m. New York City time on the second trading day immediately preceding the expiration date of this Exchange Offer.

Q:	Why is the calculated per-share value for ChampionX common stock based on the trading prices for Apergy common stock?

A:

There is currently no trading market for ChampionX common stock. Ecolab believes, however, that the trading prices for Apergy common stock are an appropriate proxy for the trading prices of ChampionX common stock because (i) in the Merger, each outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Apergy common stock equal to the Merger Exchange Ratio, which is calculated under the Merger Agreement such that immediately following the Merger, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis, (ii) prior to the consummation of this Exchange Offer, ChampionX will authorize the issuance of a number of shares of ChampionX common stock such that the total number of shares of ChampionX common stock outstanding immediately prior to the Distribution will be that number that results in the Merger Exchange Ratio equaling one and, as a result, each share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into one share of Apergy common stock in the Merger, and (iii) at the Valuation Dates, it is expected that all the major conditions to the consummation of the Merger will have been satisfied or waived and the Merger will be expected to be consummated shortly, such that investors should be expected to be valuing Apergy common stock based on the expected value of such Apergy common stock immediately after the Merger. There can be no assurance, however, that Apergy common stock after the Merger will trade on the same basis or same level as Apergy common stock trades prior to the Merger. See “Risk Factors—Risks Related to the Transactions—The trading prices of Apergy common stock may not be an appropriate proxy for the prices of ChampionX common stock.”

Q:	How and when will I know the final exchange ratio?

A:

The final exchange ratio showing the number of shares of ChampionX common stock that you will receive for each share of your Ecolab common stock accepted for exchange in this Exchange Offer will be available at [    ] no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date and separately announced by press release. In addition, as described below, you may also contact the information agent to obtain these indicative exchange ratios and the final exchange ratio at its toll-free number provided on the back cover of this prospectus. Ecolab will announce whether the upper limit on the number of shares that can be received for each share of Ecolab common stock tendered and accepted for exchange is in effect at [    ] and separately by press release, no later than 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit.

Q:	Will indicative exchange ratios be provided during this Exchange Offer?

A:

Yes. Indicative exchange ratios will be available commencing after the close of trading on the third trading day of this Exchange Offer by contacting the information agent at the toll-free number provided on the back cover of this prospectus and at [    ] on each full trading day during this Exchange Offer, calculated, prior to any Valuation Date, as though that day were the expiration date of this Exchange Offer. The indicative exchange ratio will also reflect whether the upper limit on the exchange ratio, described above, would have been in effect. On the first two Valuation Dates, when the per-share values of Ecolab common stock and per-share values of ChampionX common stock are calculated for the purposes of this Exchange Offer, the website will show the indicative exchange ratios based on indicative calculated per-share values which will equal (i) after the close of trading on the NYSE on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 9:00 a.m. New York City time on the second trading day immediately preceding the expiration date of this Exchange Offer.

In addition, for purposes of illustration, a table that indicates the number of shares of ChampionX common stock that you would receive per share of Ecolab common stock, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the daily VWAP of Ecolab common stock and Apergy common stock on the Valuation Dates, is provided in “Exchange Offer—Terms of This Exchange Offer.”

Q:	What if Ecolab common stock or Apergy common stock does not trade on any of the Valuation Dates?

A:

If a market disruption event, as defined below, occurs with respect to Ecolab common stock or Apergy common stock on any of the Valuation Dates, the calculated per-share value of Ecolab common stock and per-share value of ChampionX common stock will be determined using the daily VWAP of shares of Ecolab common stock and shares of Apergy common stock on the preceding full trading day or days, as the case may be, on which no market disruption event occurred with respect to either Ecolab common stock and Apergy common stock. If, however, a market disruption event occurs as specified above, Ecolab may terminate or extend this Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of this Exchange Offer to Ecolab. For specific information as to what would constitute a market disruption event, see “Exchange Offer—Conditions to Consummation of This Exchange Offer.”

Q:

Are there circumstances under which I would receive fewer shares of ChampionX common stock than I would have received if the exchange ratio were determined using the closing prices of Ecolab common stock and Apergy common stock on the expiration date of this Exchange Offer?

A:

Yes. For example, if the trading price of Ecolab common stock were to increase after the exchange ratio is set, the calculated per-share value of Ecolab common stock would likely be lower than the closing price of Ecolab common stock on the expiration date of this Exchange Offer. As a result, you may receive fewer shares of ChampionX common stock for each $100 of Ecolab common stock than you would otherwise receive if that per-share value were calculated on the basis of the closing price of Ecolab common stock on the expiration date of this Exchange Offer. Similarly, if the trading price of Apergy common stock were to decrease after the exchange ratio is set, the calculated per-share value of ChampionX common stock would likely be higher than the closing price of Apergy common stock on the expiration date. This could also result in you receiving fewer shares of ChampionX common stock for each $100 of Ecolab common stock than you would otherwise receive if that per-share value were calculated on the basis of the closing price of Apergy common stock on the expiration date of this Exchange Offer. See “Exchange Offer—Terms of This Exchange Offer.”

Q:	Will fractional shares of ChampionX common stock and fractional shares of Apergy common stock be distributed?

A:

Fractional shares of ChampionX common stock will be issued in the Distribution. The shares of ChampionX common stock (including the fractional shares) will be held by the Exchange Offer agent for the benefit of Ecolab stockholders whose shares of Ecolab common stock are accepted for exchange in this Exchange Offer and, if this Exchange Offer is completed but not fully subscribed, for distribution in the clean-up spin-off. If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), Ecolab intends to distribute all shares (including fractional shares) of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab. However, in the Merger, no fractional shares of Apergy common stock will be delivered to holders of shares of ChampionX common stock. Instead, holders of shares of ChampionX common stock who would otherwise be entitled to receive a fractional share of Apergy common stock (after aggregating all fractional shares of Apergy common stock issuable to such holder) will receive in cash the dollar amount (rounded to the nearest whole cent) determined by multiplying such fraction by the closing price of Apergy common stock on the NYSE on the last business day prior to the effective time of the Merger. The amount received by such holders of shares of ChampionX common stock will be net of any required withholding taxes.

Q:	What is the aggregate number of shares of ChampionX common stock being offered in this Exchange Offer?

A:

In this Exchange Offer, Ecolab is offering to exchange all of the shares of ChampionX common stock held by it. In addition, ChampionX will authorize the issuance of a number of shares of ChampionX common stock such that the total number of shares of ChampionX common stock outstanding immediately prior to the Distribution will be that number that results in the Merger Exchange Ratio equaling one. Ecolab currently expects that approximately 122.6 million shares of ChampionX common stock will be available in this Exchange Offer. See “Exchange Offer—Terms of This Exchange Offer.”

Q:	What happens if not enough shares of Ecolab common stock are tendered to allow Ecolab to exchange all of the shares of ChampionX common stock it holds?

A:

If this Exchange Offer is consummated but less than all shares of ChampionX common stock are exchanged because this Exchange Offer is not fully subscribed, the additional shares of ChampionX common stock owned by Ecolab will be distributed in a clean-up spin-off. The record date for the clean-up spin-off, if any, will be announced by Ecolab. Any Ecolab stockholder who validly tenders (and does not properly withdraw) shares of Ecolab common stock for that are accepted for exchange in this Exchange Offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of ChampionX common stock in the clean-up spin-off. See “Exchange Offer—Distribution of ChampionX Common Stock Remaining After This Exchange Offer.”

Q:	What happens if Ecolab declares a dividend during this Exchange Offer?

A:

If Ecolab declares a dividend and the record date for that dividend occurs during this Exchange Offer, you will be eligible to receive that dividend if you continue to own your shares of Ecolab common stock as of that record date.

Q:	Will tendering my shares affect my ability to receive the Ecolab quarterly dividend?

A:

No. If a dividend is declared by Ecolab with a record date before the completion of this Exchange Offer, you will be entitled to that dividend even if you tendered your shares of Ecolab common stock. Tendering your shares of Ecolab common stock in this Exchange Offer is not a sale or transfer of those shares until they are accepted for exchange upon completion of this Exchange Offer.

Q:	Will all shares of Ecolab common stock that I tender be accepted for exchange in this Exchange Offer?

A:

Not necessarily. Depending on the number of shares of Ecolab common stock validly tendered in this Exchange Offer and not properly withdrawn, the calculated per-share value of Ecolab common stock and the per-share value of ChampionX common stock determined as described above, Ecolab may have to limit the number of shares of Ecolab common stock that it accepts for exchange in this Exchange Offer through a proration process. Any proration of the number of shares accepted for exchange in this Exchange Offer will be determined on the basis of the proration mechanics described in “Exchange Offer—Terms of This Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Ecolab Common Stock.”

An exception to proration can apply to stockholders (other than participants in the Ecolab Savings Plans) who beneficially own “odd lots,” that is, fewer than 100 shares of Ecolab common stock. Such beneficial holders of Ecolab common stock who validly tender all of their shares will not be subject to proration.

In all other cases, proration for each tendering stockholder will be based on (i) the proportion that the total number of shares of Ecolab common stock to be accepted for exchange bears to the total number of shares of Ecolab common stock validly tendered and not properly withdrawn and (ii) the number of shares of Ecolab common stock validly tendered and not properly withdrawn by that stockholder (and not on that stockholder’s aggregate ownership of shares of Ecolab common stock). Any shares of Ecolab common stock not accepted for exchange as a result of proration will be returned to tendering stockholders promptly after the final proration factor is determined.

Q:	Will I be able to sell my shares of ChampionX common stock after this Exchange Offer is completed?

A:

No. There currently is no trading market for ChampionX common stock and no such trading market will be established in the future. The Exchange Offer agent will hold all issued and outstanding shares of ChampionX common stock in trust for the benefit of the tendering Ecolab stockholders until the shares of ChampionX common stock are converted into the right to receive shares of Apergy common stock in the Merger. Participants in this Exchange Offer will not receive such shares of ChampionX common stock, but will receive the shares of Apergy common stock issuable in the Merger, which can be sold in accordance with applicable securities laws. See “Exchange Offer—Distribution of ChampionX Common Stock Remaining After This Exchange Offer.”

Q:	How many shares of Ecolab common stock will Ecolab accept for exchange if this Exchange Offer is completed?

A:

The number of shares of Ecolab common stock that will be accepted for exchange in this Exchange Offer if this Exchange Offer is completed will depend on the final exchange ratio, the number of shares of ChampionX common stock offered and the number of shares of Ecolab common stock tendered. Ecolab currently expects that approximately 122.6 million shares of ChampionX common stock will be available in this Exchange Offer. Assuming that Ecolab offers 122.6 million shares of ChampionX common stock and that this Exchange Offer is fully subscribed, the largest possible number of shares of Ecolab common stock that will be accepted for exchange in this Exchange Offer would be 122.6 million divided by the final exchange ratio. For example, assuming that the final exchange ratio is [    ] (the current indicative exchange ratio based on the daily VWAPs of Ecolab common stock and Apergy common stock on [    ], 2020, [    ], 2020, and [    ], 2020), then Ecolab would accept for exchange up to a total of approximately [    ] shares of Ecolab common stock.

Q:	Are there any conditions to Ecolab’s obligation to complete this Exchange Offer?

A:

Yes. This Exchange Offer is subject to various conditions listed under “Exchange Offer—Conditions to Consummation of This Exchange Offer.” If any of these conditions are not satisfied or waived prior to the expiration of this Exchange Offer, Ecolab will not be required to accept shares for exchange and may extend or terminate this Exchange Offer.

Ecolab may waive any of the conditions to this Exchange Offer prior to the expiration of this Exchange Offer. For a description of the material conditions precedent to this Exchange Offer, including satisfaction or waiver of the conditions to the Transactions, the receipt of Apergy stockholder approval of the issuance of shares of Apergy common stock in connection with the Merger, and other conditions, see “Exchange Offer—Conditions to Consummation of This Exchange Offer.” ChampionX has no right to waive any of the conditions to this Exchange Offer. Apergy has no right to waive any of the conditions to this Exchange Offer (however, Apergy does have the right to waive certain conditions relating to the Merger).

Q:	When does this Exchange Offer expire?

A:

This Exchange Offer will expire, meaning the period during which you are permitted to tender your shares of Ecolab common stock in this Exchange Offer will end, at [    ], New York City time, on [    ], 2020, unless Ecolab extends this Exchange Offer. See “Exchange Offer—Terms of This Exchange Offer—Extension; Termination; Amendment.”

Q:	Can this Exchange Offer be extended and under what circumstances?

A:

Yes. Subject to its compliance with the Merger Agreement and Separation Agreement, Ecolab can extend this Exchange Offer, in its sole discretion, at any time and from time to time. For instance, this Exchange Offer may be extended if any of the conditions to consummation of this Exchange Offer listed under “Exchange Offer—Conditions to Consummation of This Exchange Offer” are not satisfied or waived prior to the expiration of this Exchange Offer. In case of an extension of this Exchange Offer, Ecolab will publicly announce the extension by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. In addition, if the upper limit on the number of shares of ChampionX common stock that can be received for each share of Ecolab common stock tendered and accepted for exchange is in effect, then the exchange ratio will be fixed at the upper limit.

Q:	How do I participate in this Exchange Offer?

A:

The procedures you must follow to participate in this Exchange Offer will depend on whether you hold your shares of Ecolab common stock in certificated form, through a bank, broker or other nominee, as a participant in any of the Ecolab Savings Plans, or if your shares of Ecolab common stock are held in book-entry via the Direct Registration System, which we refer to as DRS. For specific instructions about how to participate in this Exchange Offer, see “Exchange Offer—Terms of This Exchange Offer—Procedures for Tendering.”

Q:	How can I participate in this Exchange Offer if shares of Ecolab common stock are held for my account under an Ecolab Savings Plan?

A:

Shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) held for the account of participants in the Ecolab Savings Plans are eligible for participation in this Exchange Offer. An Ecolab Savings Plan participant may direct that all, some or none of the shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) allocated to his or her Ecolab Savings Plans account be exchanged, subject to the Ecolab Savings Plan’s rules for participating in this Exchange Offer. An Ecolab Savings Plan’s rules and procedures for tendering shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) held by the Ecolab Savings Plan for the account of participants will be different than those described in this prospectus. For example, the process for submitting instructions to tender or withdraw the tender of Ecolab Savings Plan shares (or units in respect of shares of Ecolab common stock) may be different, and the deadlines for receipt of such instructions may be earlier than the expiration date of this Exchange Offer (including any extensions thereof).

The rules applicable to the Ecolab Savings Plans are described in a separate notice, which will be made available to the Ecolab Savings Plan participants. Ecolab Savings Plan participants should consult this additional notice together with this prospectus in deciding whether or not to participate in this Exchange Offer with respect to their Ecolab Savings Plan shares (or units in respect of shares of Ecolab common stock).

For specific instructions about how to tender the shares of Ecolab common stock attributable to your account, see “Exchange Offer—Terms of This Exchange Offer—Procedures for Tendering.”

If you do not elect to exchange some or all of the shares of Ecolab common stock attributable to your account for shares of ChampionX common stock (in each case, or units in respect of shares), you may still receive shares of ChampionX common stock (or units in respect of shares of ChampionX common stock) in the clean-up spin-off (in the event this Exchange Offer is not fully subscribed or is terminated) in respect of the shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) attributable to your account. Upon the closing of the Merger, any shares of ChampionX common stock attributable to your account (or units in respect of shares of ChampionX common stock) will be converted into shares of Apergy common stock (or units in respect of shares of Apergy common stock).

After the closing of the Merger, the plan fiduciary responsible for evaluating the propriety of investment options under the applicable Ecolab Savings Plan may conclude that the applicable Ecolab Savings Plan will no longer maintain an Apergy stock fund, in which case you may be required to sell the shares of Apergy common stock attributable to your account (or units in respect of shares of Apergy common stock) and reallocate the sale proceeds to one or more of the other investment options within the applicable Ecolab Savings Plan.

Q:

Will holders of Ecolab stock options, restricted stock units (“RSUs”) and performance-based restricted stock units (“PBRSUs”) have the opportunity to exchange their awards for ChampionX common stock in this Exchange Offer?

A:

No, holders of Ecolab stock options, RSUs and PBRSUs cannot tender the shares underlying such awards in this Exchange Offer. If you hold shares of Ecolab common stock as a result of the vesting and settlement of RSUs or PBRSUs or as a result of the exercise of vested stock options, in each case, during this Exchange Offer, these shares can be tendered in this Exchange Offer.

Q:	Can I tender only a portion of my shares of Ecolab common stock in this Exchange Offer?

A:	Yes. You may tender all, some or none of your shares of Ecolab common stock.

Q:	What do I do if I want to retain all of my shares of Ecolab common stock?

A:

If you want to retain all of your shares of Ecolab common stock, you do not need to take any action. However, after the consummation of the Transactions, the ChampionX Business will no longer be owned by Ecolab, and as a holder of Ecolab common stock you will no longer hold shares in a company that owns the ChampionX Business (unless a clean-up spin-off is effected or unless this Exchange Offer is terminated and Ecolab effects a spin-off).

Q:	Can I change my mind after I tender my shares of Ecolab common stock and before this Exchange Offer expires?

A:

Yes. You may withdraw your tendered shares at any time before this Exchange Offer expires. See “Exchange Offer—Terms of This Exchange Offer—Withdrawal Rights.” If you change your mind again, you can re-tender your shares of Ecolab common stock by following the tender procedures again prior to the expiration of this Exchange Offer.

Q:	Are there any material differences between the rights of holders of Ecolab common stock and Apergy common stock?

A:

Yes. While each of Ecolab and Apergy is a Delaware corporation, each is subject to different organizational documents. Holders of Ecolab common stock, whose rights are currently governed by Ecolab’s organizational documents, will, with respect to the shares validly tendered and exchanged immediately following this Exchange Offer, become stockholders of Apergy and their rights will be governed by Apergy’s organizational documents. For a discussion of the material differences between the rights of holders of Ecolab common stock and Apergy common stock, see “Comparison of the Rights of Stockholders Before and After The Transactions.”

Q:	Are there any appraisal rights for holders of shares of Ecolab common stock in connection with this Exchange Offer?

A:	No. There are no appraisal rights available to holders of shares of Ecolab common stock under the DGCL in connection with this Exchange Offer.

Q:	What will Ecolab do with the shares of Ecolab common stock that are tendered, and what is the impact of this Exchange Offer on Ecolab’s share count?

A:

The shares of Ecolab common stock that are tendered in this Exchange Offer will be held as treasury stock by Ecolab unless and until retired or used for other purposes. Any shares of Ecolab common stock acquired by Ecolab in this Exchange Offer will reduce the total number of shares of Ecolab common stock outstanding, although Ecolab’s actual number of shares outstanding on a given date reflects a variety of factors such as option exercises.

Q:	What will happen to any remaining shares of ChampionX common stock owned by Ecolab in the clean-up spin-off following the consummation of this Exchange Offer?

A:

In the event that this Exchange Offer is not fully subscribed, any remaining shares of ChampionX common stock owned by Ecolab that are not exchanged in this Exchange Offer will be distributed on a pro rata basis to Ecolab stockholders whose shares of Ecolab common stock remain outstanding following the consummation of this Exchange Offer. Upon consummation of this Exchange Offer, Ecolab will deliver to the Exchange Offer agent a book-entry authorization representing (a) all of the shares of ChampionX common stock being exchanged in this Exchange Offer, with instructions to hold the shares of ChampionX common stock as agent for the holders of shares of Ecolab common stock validly tendered and not properly withdrawn in this Exchange Offer whose shares are accepted in this Exchange Offer and (b) in the case of a clean-up spin-off, if any, Ecolab stockholders whose shares of Ecolab common stock remain outstanding after the consummation of this Exchange Offer. Shares of Apergy common stock will be delivered following the effectiveness of the Merger, pursuant to the procedures determined by the Exchange Offer agent. See “Exchange Offer—Terms of This Exchange Offer—Exchange of Shares of Ecolab Common Stock.” Prior to or at the effective time of the Merger, Apergy will deposit with the Exchange Offer agent evidence in book-entry form representing the shares of Apergy common stock issuable in the Merger. Such shares of Apergy common stock will be delivered promptly following the effectiveness of the Merger, pursuant to the procedures determined by the Exchange Offer agent. See “Exchange Offer—Terms of This Exchange Offer—Exchange of Shares of Ecolab Common Stock.” If this Exchange Offer is terminated by Ecolab on or prior to the expiration date of this Exchange Offer without the exchange of shares, but the conditions to consummation of the Transactions have otherwise been satisfied, Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab. Such distributed shares of ChampionX common stock will convert to Apergy common stock in the Merger.

Q:	If I tender some or all of my shares of Ecolab common stock in this Exchange Offer, will I receive any shares of ChampionX common stock in the clean-up spin-off?

A:

Ecolab stockholders who validly tender (and do not properly withdraw) shares of Ecolab common stock that are accepted for exchange in this Exchange Offer will, with respect to such shares, waive their rights to receive, and forfeit any rights to, shares of ChampionX common stock distributed in the clean-up spin-off. However, in the event any of your tendered shares are not accepted for exchange in this Exchange Offer for any reason, or you do not tender all of your shares of Ecolab common stock, such shares that are not accepted for exchange or were not tendered would be entitled to receive shares of ChampionX common stock in the clean-up spin-off.

Q:	Whom do I contact for information regarding this Exchange Offer?

A:

You may call the information agent, Georgeson, at 866-857-2624, to ask any questions about this Exchange Offer or to request additional documents, including copies of this document and the letter of transmittal (including the instructions thereto).

Questions	and Answers about the Transactions

Q:	What are the transactions described in this prospectus?

A:	References to the “Transactions” mean the transactions contemplated by the Merger Agreement and the Separation Agreement. These agreements provide for, among other things:

•	the separation of the upstream energy business of Ecolab, which we refer to as the ChampionX Business, from the other businesses of Ecolab, which we refer to as the Separation;

•

the distribution by Ecolab, pursuant to the Separation Agreement, which we refer to as the Distribution, of (i) up to 100% of the shares of ChampionX common stock to Ecolab’s stockholders in this Exchange Offer followed, if necessary, by the clean-up spin-off or (ii) if this Exchange Offer is terminated, all of the outstanding shares of ChampionX common stock to Ecolab stockholders on a pro rata basis; and

•

the merger of Merger Sub with and into ChampionX, with ChampionX continuing as the surviving corporation and as a wholly owned subsidiary of Apergy, as contemplated by the Merger Agreement, which we refer to as the Merger.

The Separation, the Distribution and the Merger are described in more detail in “The Transactions” and elsewhere in this prospectus.

Q:	What will happen in the Separation?

A:

Pursuant to the Separation Agreement, Ecolab and certain of Ecolab’s subsidiaries will engage in a series of transactions in which, among other things, (a) certain assets and liabilities related to the ChampionX Business that are not currently owned by ChampionX will be transferred from Ecolab and certain of its subsidiaries to ChampionX and entities that will become ChampionX subsidiaries and (b) certain assets and liabilities related to Ecolab’s other businesses that are currently owned by ChampionX will be transferred from ChampionX to Ecolab and certain of its subsidiaries that will not be ChampionX subsidiaries. The purpose of these transactions is to separate the ChampionX Business from Ecolab’s other businesses.

Q:	What will happen in the Merger?

A:

Pursuant to the Merger Agreement, in the Merger, Merger Sub will merge with ChampionX, and ChampionX will survive the Merger as a wholly owned subsidiary of Apergy. Following the closing of the Merger, Apergy will continue to be a separately traded public company and will own and operate the combined businesses of Apergy and ChampionX. At the effective time of the Merger, each issued and outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Apergy common stock equal to the Merger Exchange Ratio. The Merger Exchange Ratio is calculated under the Merger Agreement such that immediately following the Merger, ChampionX equityholders will hold approximately 62% of Apergy’s common stock on a fully-diluted basis and Apergy equityholders will hold approximately 38% of Apergy’s common stock on a fully-diluted basis.

Q:	What are Ecolab’s reasons for the Transactions?

A:

In reaching a decision to proceed with the Transactions, the Ecolab Board of Directors, which we refer to as the Ecolab Board, and Ecolab’s senior management considered, among other things, (i) the expected strategic and operational benefits of separating the ChampionX Business from Ecolab’s other businesses; (ii) the greater scale and enhanced competitive position that would be created through the combination of the ChampionX Business with Apergy; (iii) the potential synergies associated with a combination of Apergy and the ChampionX Business, and the results of the due diligence review of Apergy’s business conducted by Ecolab’s management and advisors; (iv) the belief of the Ecolab Board that the Transactions reflect a compelling valuation for the ChampionX Business, and that the Ecolab Board considered the value of approximately 62% of the combined company to exceed the value of the standalone ChampionX Business following a spin-off, particularly after taking the potential synergies into account; (v) the fact that Ecolab equityholders would own approximately 62% of the combined company on a fully diluted basis following the Merger and would have the opportunity to participate in any increase in the value of the shares of Apergy common stock following the effective time of the Merger, including potential increases in stockholder value associated with executing on the identified synergy opportunities; (vi) the fact that two individuals designated by Ecolab would be directors of the combined company following the Merger; (vii) the fact that none of the inquiries received by Ecolab following the spin-off announcement from parties potentially interested in an acquisition of or other combination transaction involving the ChampionX Business resulted in any proposal which Ecolab expected would have provided after-tax value in excess of that contemplated by the Transactions; (viii) the fact that Ecolab will receive the Cash Payment in the Transactions, which may be used for debt reduction, dividends and/or share repurchases and (ix) the fact that Transactions will provide Ecolab’s stockholders with the choice to own the Ecolab business, the

ChampionX Business (as a part of the combined company), or both. The Ecolab Board and Ecolab’s senior management also considered that the Transactions generally would be tax-efficient for Ecolab and its stockholders. See “The Transactions—Ecolab’s Reasons for the Transactions.”

Q:	What are Apergy’s reasons for the Transactions?

A:

In reaching its decision to approve the Transactions and recommend that Apergy stockholders approve the Share Issuance, the Apergy Board of Directors considered, among other things, the strategic and financial benefits that could be achieved by combining Apergy and the ChampionX Business relative to the future prospects of Apergy on a stand-alone basis, the relative actual results of operations and prospects of Apergy and of the ChampionX Business and synergies expected to be realized in the combination, as well as other alternatives that may be available to Apergy, and the risks and uncertainties associated with the Transactions and with such alternatives. See “The Transactions—Apergy’s Reasons for the Transactions.”

Q:	What will I receive in the Transactions?

A:

In this Exchange Offer, Ecolab will offer to Ecolab stockholders the right to exchange all or a portion of their shares of Ecolab common stock for shares of ChampionX common stock. In the event this Exchange Offer is not fully subscribed, Ecolab will distribute in the clean-up spin-off the remaining shares of ChampionX common stock owned by Ecolab on a pro rata basis to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after the consummation of this Exchange Offer. If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab. In the Merger, the shares of ChampionX common stock will be converted into the right to receive shares of Apergy common stock. Thus, each ChampionX stockholder will ultimately receive shares of Apergy common stock in the Distribution and the Merger. ChampionX stockholders will not be required to pay for the shares of ChampionX common stock distributed in the clean-up spin-off or the shares of Apergy common stock issued in the Merger. ChampionX stockholders will receive cash from the Exchange Offer agent in lieu of any fractional shares of Apergy common stock (after such fractional shares are aggregated with all other fractional shares that would be issued to such holder) to which such stockholders would otherwise be entitled. All shares of Apergy common stock issued in the Merger will be issued in book-entry form. Stockholders of record will receive additional information from the Exchange Offer agent shortly after the closing of the Merger. Beneficial holders will receive information from their bank, broker or other nominee.

Q:	What will Apergy stockholders receive in the Merger?

A:

Apergy stockholders will not directly receive any consideration in the Merger. All shares of Apergy common stock issued and outstanding immediately before the Merger will remain issued and outstanding after the consummation of the Merger. Immediately after the Merger, Apergy stockholders will continue to own shares in Apergy, which will include the ChampionX Business, including ChampionX, as a wholly owned subsidiary of Apergy.

Q:	What is the estimated total value of the consideration to be paid by Apergy to ChampionX stockholders in the Transactions?

A:

Based upon the reported closing price for Apergy common stock on the NYSE of $30.67 per share on December 18, 2019, the last trading day before the announcement of the signing of the Merger Agreement, the estimated total value of the shares to be issued by Apergy to ChampionX stockholders in the Merger (excluding applicable holders of the equity awards described below) would have been approximately $3.9 billion. Based upon the reported closing price for Apergy common stock on the NYSE of $9.30 per share on April 9, 2020, the estimated total value of the shares to be issued by Apergy to ChampionX stockholders pursuant to the Merger (excluding applicable holders of the equity awards described below) would be approximately $1.14 billion. The actual total value of the consideration to be paid by Apergy in connection with the Merger will depend on the market price of shares of Apergy common stock at the time of the closing of the Merger.

Q:	Are there possible adverse effects on the value of Apergy common stock to be received by ChampionX stockholders who participate in this Exchange Offer?

A:

Ecolab stockholders that participate in this Exchange Offer will be exchanging their shares of Ecolab common stock for shares of ChampionX common stock at a discount to the per-share value of Apergy common stock, subject to the upper limit. The existence of a discount, along with the Share Issuance, may negatively affect the market price of Apergy common stock. Apergy also expects to incur significant expenses related to the Transactions, including those related to legal, advisory, printing and financial services fees and transition and integration expenses. The incurrence of these costs may have an adverse impact on Apergy’s liquidity or operating results in the periods in which they are incurred. Finally, Apergy will be required to devote a significant amount of time and attention to the process of integrating the operations of Apergy and the ChampionX Business. If Apergy is not able to effectively manage the process, Apergy’s business could suffer and its stock price may decline. In addition, the market price of Apergy common stock could decline as a result of sales of a large number of shares of Apergy common stock in the market after the consummation of the Transactions or even the perception that these sales could occur. See “Risk Factors” for a further discussion of the material risks associated with the Transactions.

Q:	Will ChampionX make any payments to Ecolab in connection with the Separation and the Distribution?

A:

In connection with the Separation and the Distribution, ChampionX will make a cash payment, which we refer to as the Cash Payment, to Ecolab of an amount equal to $525 million plus an estimate of the aggregate amount of certain taxes paid by Ecolab prior to the Separation effective time that are allocated to Apergy under the Tax Matters Agreement (which shall not exceed $12 million), which amount we refer to as the Tax Amount.

Q:	How will the Transactions impact the future liquidity and capital resources of Apergy?

A:

Following completion of the Merger, Apergy will maintain the Apergy Credit Facility and the ChampionX Credit Facility. In connection with the Merger Agreement, (i) ChampionX entered into the Commitment Letter with the Commitment Parties, pursuant to which the Commitment Parties committed to provide to ChampionX, subject to customary closing conditions, up to $537 million of senior secured term loans and (ii) Apergy entered into the First Amendment to Apergy Credit Agreement, pursuant to which certain of the Apergy Lenders agreed to provide, upon consummation of and in connection with the Merger, up to $150 million additional revolving commitments under the Apergy Credit Agreement. ChampionX expects to close the ChampionX Credit Facility substantially simultaneously with the closing of the Merger and the Contribution and Distribution and to apply the proceeds thereof as described below. Immediately prior to the consummation of the Merger, ChampionX will use the proceeds of the ChampionX Credit Facility to finance a distribution to Ecolab and otherwise pay certain expenses in connection with the Transactions. In connection with the Merger, the ChampionX Credit Facility and the Apergy Credit Facility (i) Apergy and certain of its subsidiaries will become guarantors under the ChampionX Credit Facility, and will pledge certain of their assets to secure amounts outstanding under the ChampionX Credit Facility and (ii) ChampionX and certain of its subsidiaries will become guarantors under the Apergy Credit Facility, and will pledge certain of their assets to secure amounts outstanding under the Apergy Credit Facility. Apergy anticipates that, following the consummation of the Merger, its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash from operations and borrowings under the Apergy Credit Facility. Apergy expects that these sources of liquidity will be sufficient to make required payments of interest on its outstanding debt and to fund working capital and capital expenditure requirements, including costs relating to the Transactions.

Q:	Will the Distribution or the Merger affect employees or former employees of Ecolab who hold Ecolab equity-based awards?

A:

Yes. Certain employees of Ecolab hold stock options to purchase shares of Ecolab common stock, as well as restricted stock units and performance-based restricted stock units that may be settled in, or whose value is otherwise determined by reference to the value of, Ecolab common stock.

•

Each option to purchase shares of Ecolab common stock (an “Ecolab Option”) that is outstanding immediately prior to the effective time of the Merger and that is held by a ChampionX Employee (as defined in “Additional Agreements Related to the Separation, the Distribution and the Merger—Employee Matters Agreement—Transfer of ChampionX and Ecolab Employees and Independent Contractors and Liability for Related Costs”), whether vested or unvested, will automatically be assumed by Apergy at the effective time of the Merger (each, an “Apergy Option”) and will be subject to the same terms and conditions as were applicable to the corresponding Ecolab Option immediately prior to the effective time of the Merger, except that each Apergy Option shall (i) relate to a number of shares of Apergy common stock (with each discrete grant rounded down to the nearest whole share) equal to the product of (x) the number of shares of Ecolab common stock issuable upon the exercise of the corresponding Ecolab Option immediately prior to the effective time of the Merger and (y) the Equity Award Adjustment Ratio, and (ii) have a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient determined by dividing (x) the per share exercise price of the corresponding Ecolab Option by (y) the Equity Award Adjustment Ratio.

“Equity Award Adjustment Ratio” means (A) the closing trading price per share of Ecolab common stock divided by (B) the closing trading price per share of Apergy common stock, in both cases as determined immediately prior to the Separation effective time.

•

Each award granted by Ecolab that was denominated as a “Restricted Stock Unit” under the terms of the applicable Ecolab equity plan and the related award agreement (each, an “Ecolab Restricted Stock Unit”) that is outstanding immediately prior to the effective time of the Merger and that is held by a ChampionX Employee, whether vested or unvested, shall automatically be assumed by Apergy at the effective time of the Merger (each, an “Apergy Restricted Stock Unit”) and will be subject to the same terms and conditions as were applicable to the corresponding Ecolab Restricted Stock Unit immediately prior to the effective time of the Merger, except that each grant of Apergy Restricted Stock Units shall (i) relate to that number of shares of Apergy common stock (with each discrete grant rounded up to the nearest whole share) equal to the product of (x) the number of shares of Ecolab common stock that were issuable upon the vesting of such Ecolab Restricted Stock Units immediately prior to the effective time of the Merger and (y) the Equity Award Adjustment Ratio and (ii) be subject to vesting solely based on continued service with ChampionX and its direct or indirect subsidiaries (the “ChampionX Group”) and, following the effective time of the Merger, Apergy and its direct or indirect subsidiaries (the “Apergy Group”).

•

Each award granted by Ecolab that was denominated as a “Performance Stock Unit” under the terms of the applicable Ecolab equity plan and the related award agreement (each, an “Ecolab Performance Based Restricted Stock Unit”) that is outstanding immediately prior to the effective time of the Merger and that is held by a ChampionX Employee, whether vested or unvested, will be assumed by Apergy at the effective time of the Merger and converted into a restricted stock unit denominated in shares of Apergy common stock (each, an “Apergy Adjusted Performance Based Restricted Stock Unit”) and will be subject to the same terms and conditions as were applicable to the corresponding Ecolab Performance Based Restricted Stock Unit immediately prior to the effective time of the Merger, except that (i) the performance-based vesting conditions applicable to such Ecolab Performance Based Restricted Stock Unit immediately prior to the effective time of the Merger shall not apply from and after the effective time of the Merger, and (ii) each grant of Apergy Adjusted Performance Based Restricted Stock Units shall (x) relate to that number of shares of Apergy common stock (with each discrete grant rounded up to the nearest whole share) equal to the product of (A) the number of shares of Ecolab common stock that were issuable upon the vesting of such Ecolab Performance Based Restricted Stock Unit immediately prior to the effective time of the Merger assuming attainment of the applicable performance metrics at the target level of performance and (B) the Equity Award Adjustment Ratio and (y) be subject to vesting solely based on continued service with the ChampionX Group and the Apergy Group.

All Ecolab equity awards, other than those described above, will be retained by Ecolab. Ecolab may equitably adjust its retained equity awards in accordance with the terms and conditions of the applicable Ecolab equity plan and award agreement in the event of a clean-up spin-off or, if this Exchange Offer is terminated, a distribution by Ecolab of the outstanding shares of ChampionX common stock to Ecolab stockholders on a pro rata basis.

Q:	What are the material U.S. federal income tax consequences to Ecolab stockholders resulting from the Distribution and the Merger?

A:

The consummation of the Distribution and the Merger is conditioned upon the receipt by Ecolab of an opinion of its counsel, to the effect that (among other things) (x) the transfer of assets from Ecolab to ChampionX and the assumption of liabilities by ChampionX from Ecolab pursuant to the Internal Restructuring (as defined in and contemplated by the Separation Agreement) or otherwise arising out of or resulting from the transactions contemplated by the Separation Agreement (which we collectively refer to as the Contribution) and the Distribution, taken together, will qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, which we refer to as the Distribution Tax Opinion, and (y) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, which we refer to as the Merger Tax Opinion. Assuming the Contribution and Distribution so qualify and the Merger is so treated, Ecolab stockholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Distribution or the Merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Apergy common stock pursuant to the Merger. The material U.S. federal income tax consequences of the Distribution and the Merger are described in more detail under “U.S. Federal Income Tax Consequences of the Distribution and the Merger.”

Q:	What are the material U.S. federal income tax consequences to Apergy and Apergy stockholders resulting from the Distribution and the Merger?

A:

Neither Apergy nor Apergy stockholders will recognize any gain or loss for U.S. federal income tax purposes as a result of the Distribution or the Merger. Because Apergy stockholders will not participate in the Distribution or the Merger, Apergy stockholders will generally not recognize gain or loss upon either the Distribution or the Merger. Apergy stockholders should consult their own tax advisors for a full understanding of the tax consequences to them of the Distribution and the Merger.

Q:	Are there risks associated with the Transactions?

A:

Yes. Apergy and ChampionX may not realize the expected benefits of the Transactions because of the risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 40 and the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 65. These risks include, among others, risks relating to the uncertainty that the Transactions will close, the uncertainty that Apergy will be able to integrate the ChampionX Business successfully, and uncertainties relating to the performance of Apergy after the Transactions.

Q:	Who will serve on the Apergy Board of Directors following the closing of the Merger?

A:

Immediately after the Merger, the Apergy Board of Directors will consist of nine directors: the seven current Apergy directors and two additional directors designated by Ecolab. One of the Ecolab board designees shall be appointed as a Class I director of Apergy, and the second of the Ecolab board designees shall be appointed as a Class II director of Apergy. Each of the directors designated by Ecolab must qualify as an independent director, as such term is defined in NYSE Rule 303A.02. See “The Transactions—Board of Directors and Executive Officers of Apergy Following the Merger; Operations Following the Merger” for more detailed information.

Q:	Who will manage the business of Apergy after the Transactions?

A:

Apergy’s current President and Chief Executive Officer, Sivasankaran Somasundaram, and current Senior Vice President and Chief Financial Officer, Jay A. Nutt, will continue in their roles. Deric Bryant, current

Executive Vice President & President of Ecolab’s Upstream Energy business, is expected to serve as Chief Operating Officer. Certain members of the ChampionX management team are expected to join Apergy’s senior management team, as well. See “The Transactions—Board of Directors and Executive Officers of Apergy Following the Merger; Operations Following the Merger” for more detailed information.

Q:	What stockholder approvals are needed in connection with the Transactions?

A:

Apergy cannot complete the Transactions unless the proposal relating to the Share Issuance is approved by the affirmative vote of the holders of a majority of the voting power of Apergy present online or represented by proxy and entitled to vote on such matter, at a special meeting at which a quorum is present. No vote of Ecolab stockholders is required or being sought in connection with the Transactions.

Q:	Where will the Apergy shares issued in connection with the Merger be listed?

A:

Apergy common stock is listed on NYSE under “APY.” After consummation of the Transactions, all shares of Apergy common stock issued in the Merger, and all other outstanding shares of Apergy common stock, will continue to be listed on NYSE.

Q:	What is the current relationship between ChampionX and Apergy?

A:

ChampionX is currently a wholly owned subsidiary of Ecolab and was formed as a Delaware corporation on September 18, 2019 to own and operate the ChampionX Business. Other than in connection with the Transactions, there is no relationship between ChampionX and Apergy.

Q:	When will the Transactions be completed?

A:

The Transactions are expected to be completed in the second quarter of 2020, subject to receipt of Apergy stockholder approval, applicable antitrust and other regulatory approvals, and satisfaction of other customary closing conditions.

Q:

Does Apergy have to pay a termination fee to Ecolab or reimburse Ecolab’s expenses if the Share Issuance Proposal is not approved by Apergy stockholders or if the Merger Agreement is otherwise terminated?

A:

In specified circumstances, depending on the reasons for termination of the Merger Agreement, Apergy may be required to pay Ecolab a termination fee of $89.8 million, which would be reduced by any expense reimbursement paid by Apergy in connection with termination as described in the following sentence. In certain circumstances of termination, Apergy is required to partially reimburse Ecolab in cash for fees and expenses incurred by Ecolab in connection with the Merger Agreement and the Transactions, equal to $25.0 million in the aggregate.

For a discussion of the circumstances under which the termination fee is payable by Apergy or Apergy is required to partially reimburse Ecolab’s expenses, see “The Transaction Agreements—The Merger Agreement—Termination Fee and Expenses Payable in Certain Circumstances” beginning on page 209.

Q:	Does Ecolab have to pay a termination fee to Apergy or reimburse Apergy’s expenses if the Merger Agreement is terminated?

A:	No.

Q:	Is ChampionX required to have a certain amount of cash in connection with the Merger? Is there a Net Debt Adjustment?

A:

The Separation Agreement provides that Ecolab will cause ChampionX to have at least $45 million in cash or cash equivalents remaining in the business at the Separation effective time. The Separation Agreement also provides for a net debt adjustment. Based upon the actual amounts of indebtedness, cash and cash equivalents of ChampionX and certain tax amounts owed by ChampionX immediately prior to the closing of the Merger, ChampionX may be required to pay cash to Ecolab or Ecolab may be required to pay cash to ChampionX. Any such adjustment will occur following the closing of the Merger and will not impact the number of shares of Apergy common stock to be issued in the Merger. See “The Transaction Agreements—The Separation Agreement—Net Debt Adjustment.”

Q:	Will Apergy or ChampionX incur indebtedness in connection with the Separation, the Distribution and the Merger?

A:

In connection with the Transactions, ChampionX will enter into a credit agreement with respect to a $537 million senior secured term loan credit facility to finance the Cash Payment to Ecolab and otherwise pay certain expenses in connection with the Transactions. Also, in connection with the Transactions, Apergy has entered into an amendment to its existing credit agreement to, among other things, increase its revolving commitments thereunder by a principal amount up to $150 million. See “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Q:	Can Apergy, Ecolab or ChampionX stockholders demand appraisal of their shares?

A:	No. None of Apergy, Ecolab or ChampionX stockholders have appraisal rights under Delaware law in connection with the Transactions.

Q:	Who can answer my questions about the Transactions?

A:

If you have any questions about the Transactions, please contact the information agent Georgeson, located at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or at the telephone number 866-857-2624.

SUMMARY

The following summary contains certain information described in more detail elsewhere in this prospectus. To better understand the proposed Transactions, and for a more complete description of the legal terms of the Separation, the Distribution and the Merger, you should read this entire prospectus carefully, as well as those additional documents to which we refer you. See also “Where You Can Find Additional Information; Incorporation by Reference.”

The Companies (See “Information About Apergy and Merger Sub,” “Information About Ecolab,” and “Information About the ChampionX Business” beginning on page 84)

Apergy Corporation

2445 Technology Forest Blvd

Building 4, 12th Floor

The Woodlands, Texas 77381

Telephone: (281) 403-5772

Apergy Corporation, which we refer to as Apergy, a Delaware corporation, is a leading provider of highly engineered equipment and technologies that help companies drill for and produce oil and gas safely and efficiently around the world. Apergy’s products provide efficient functioning throughout the lifecycle of a well, from drilling to completion to production. For more information on Apergy, see “Information About Apergy and Merger Sub.”

Athena Merger Sub, Inc.

c/o Apergy Corporation

2445 Technology Forest Blvd

Building 4, 12th Floor

The Woodlands, Texas 77381

Telephone: (281) 403-5772

Athena Merger Sub, Inc., which we refer to as Merger Sub, a wholly owned subsidiary of Apergy, was incorporated in the State of Delaware on December 16, 2019 for the purposes of merging with and into ChampionX in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement. For more information on Merger Sub, see “Information About Apergy and Merger Sub.”

ChampionX Holding Inc.

11177 South Stadium Drive

Sugar Land, Texas 77478

Telephone: (281) 632-6500

ChampionX Holding Inc., which we refer to as ChampionX, a wholly owned subsidiary of Ecolab, was incorporated in the State of Delaware on September 18, 2019 to own and operate Ecolab’s ChampionX Business. In connection with the Transactions, among other things, Ecolab will cause specified assets and liabilities used in the ChampionX Business to be conveyed to ChampionX in exchange for the issuance to Ecolab of ChampionX common stock and the Cash Payment. For more information on the ChampionX Business, see “Information About the ChampionX Business.”

Ecolab Inc.

1 Ecolab Place

St. Paul, Minnesota 55102

Telephone: (800) 232-6522

Ecolab Inc., which we refer to as Ecolab, is a Delaware corporation incorporated in 1924. With 2019 sales of $14.9 billion, Ecolab is the global leader in water, hygiene and energy technologies and services that protect people and vital resources. Ecolab delivers comprehensive programs, products and services to promote safe food, maintain clean environments, optimize water and energy use, and improve operational efficiencies for customers in the food, healthcare, energy, hospitality and industrial markets in more than 170 countries around the world. Ecolab’s cleaning and sanitizing programs and products, and pest elimination services, support customers in the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care and commercial facilities management sectors. Ecolab’s products and technologies are also used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining and other industrial processes. For more information on Ecolab, see “Information About Ecolab.”

The Transactions (See “The Transactions” beginning on page 149)

On December 18, 2019, Ecolab, ChampionX, Apergy and Merger Sub entered into the Merger Agreement and Ecolab, ChampionX and Apergy entered into the Separation Agreement, pursuant to which Apergy will combine with Ecolab’s ChampionX Business. As a result of and immediately following the Transactions, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis. Ecolab stockholders that do not participate in this Exchange Offer will retain the shares of Ecolab common stock that they held prior to the Merger.

In connection with the Transactions, Apergy, Ecolab and ChampionX have entered into the Separation Agreement to effect the Separation and Distribution and have entered into or will enter into several other agreements to provide a framework for their relationship after the Distribution and the Merger. These agreements provide for the allocation between Ecolab, on the one hand, and ChampionX and Apergy, on the other hand, of certain assets, liabilities and obligations related to the ChampionX Business and will govern the relationship between Ecolab, ChampionX and Apergy after the Distribution and the Merger. In connection with the Transactions:

(1)

Apergy, ChampionX and Ecolab entered into an Employee Matters Agreement, which relates to, among other things, Ecolab, ChampionX and Apergy’s obligations with respect to current and former employees of the ChampionX Business;

(2)

ChampionX and Ecolab will enter into a Transition Services Agreement, pursuant to which each party will, on a transitional basis, provide the other party with certain support services and other assistance after the Distribution and Merger;

(3)

Apergy, ChampionX and Ecolab will enter into a Tax Matters Agreement, providing for, among other things, the allocation between Ecolab, on the one hand, and ChampionX and Apergy, on the other hand, of certain rights and obligations with respect to tax matters;

(4)

ChampionX and Ecolab will enter into an Intellectual Property Matters Agreement, pursuant to which each party will license to the other certain intellectual property owned by such party but used by the other in its respective business as of the Distribution and Merger; and

(5)

ChampionX and Ecolab will enter into a Cross-Supply and Product Transfer Agreement, pursuant to which Ecolab will supply ChampionX with certain products and ChampionX will provide Ecolab with certain products for a transitional period following the Distribution and Merger.

In addition, in connection with the Transactions, ChampionX will enter into a credit agreement with respect to a $537 million senior secured term loan credit facility to finance the Cash Payment to Ecolab and otherwise pay certain expenses in connection with the Transactions. Also, in connection with the Transactions, Apergy entered into an amendment to its existing credit agreement to, among other things, increase its revolving commitments thereunder by a principal amount up to $150 million.

For a more complete discussion of the agreements related to the Transactions, see “The Transaction Agreements” and “Additional Agreements Related to the Separation, the Distribution and the Merger.”

Overview (See “The Transactions—Transaction Sequence” beginning on page 150)

Below is a step-by-step list illustrating the sequence of material events relating to the Separation, the Distribution and the Merger. Each of these events is discussed in more detail elsewhere in this prospectus. Apergy and Ecolab anticipate that the Separation, Distribution and Merger will occur in the following order:

Step 1: At or prior to the date of the Distribution (described in Step 3 below), Ecolab, ChampionX and certain of each of their subsidiaries will engage in a series of actions, which may include transfers of securities, formation of new entities or other actions, to effect an internal restructuring. The separation of the ChampionX Business from the other businesses of Ecolab pursuant to the Separation Agreement is referred to as the Separation. In connection with the Separation, ChampionX will (a) issue to Ecolab any additional shares of ChampionX common stock required such that the number of shares of ChampionX common stock held by Ecolab shall be equal to the number of shares required to effect the Distribution (described in Step 3 below), and (b) make the Cash Payment.

Step 2: On the Distribution Date (described in Step 3 below), to the extent not previously effected pursuant to Step 1, (a) Ecolab and certain Ecolab subsidiaries will transfer to ChampionX or a ChampionX designee certain assets related to the ChampionX Business and certain liabilities related to the ChampionX Business, and (b) if needed, ChampionX and certain ChampionX subsidiaries will transfer to Ecolab or an Ecolab designee assets excluded from the ChampionX Business and liabilities excluded from the ChampionX Business.

Step 3: On the closing date of the Merger, Ecolab will distribute 100% of the shares of ChampionX common stock to Ecolab stockholders participating in this Exchange Offer. If this Exchange Offer is consummated, but this Exchange Offer is not fully subscribed because fewer than all shares of ChampionX common stock owned by Ecolab are exchanged, the remaining shares of ChampionX common stock owned by Ecolab would be distributed in the clean-up spin-off to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after consummation of this Exchange Offer. If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab. See “The Transactions—The Separation and the Distribution—The Distribution.” The date on which the Distribution occurs is referred to as the Distribution Date.

The Exchange Offer agent will hold, for the account of the relevant Ecolab stockholders, the book-entry authorizations representing all of the outstanding shares of ChampionX common stock, pending the consummation of the Merger. Shares of ChampionX common stock will not be able to be traded during this period.

Step 4: In the Merger, Merger Sub will be merged with and into ChampionX, with ChampionX surviving as a wholly owned subsidiary of Apergy. In the Merger, each outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by Ecolab, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Apergy common stock such that ChampionX equityholders will own approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis.

Step 5: The Exchange Offer agent will distribute to ChampionX stockholders shares of Apergy common stock in the form of a book-entry authorization and cash in lieu of fractional shares (if any) in accordance with the terms of the Merger Agreement.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure of the parties to the Transactions, the corporate structure of the parties immediately following the Distribution but before the Merger, and the final corporate structure immediately following the consummation of the Merger.

Existing Structure

Structure Following the Separation and the Distribution but Before the Merger

Structure Following the Merger

The Separation and the Distribution (See “The Transactions—The Separation and the Distribution” beginning on page 152)

The Separation

As part of the Separation and immediately prior to the Distribution, to the extent not previously effected pursuant to an internal restructuring, (a) Ecolab and certain Ecolab subsidiaries will transfer to ChampionX certain assets related to the ChampionX Business and certain liabilities related to the ChampionX Business, and (b) ChampionX and certain ChampionX subsidiaries will transfer to Ecolab or an Ecolab designee assets excluded from the ChampionX Business and liabilities excluded from the ChampionX Business, in order to separate the ChampionX Business from Ecolab’s other businesses prior to the Distribution.

The Distribution—Exchange Offer and Split-Off

On the closing date of the Merger, Ecolab will distribute 100% of the shares of ChampionX common stock to Ecolab stockholders participating in this Exchange Offer. In this Exchange Offer, Ecolab will offer its stockholders the option to exchange all or a portion of their shares of Ecolab common stock for shares of ChampionX common stock. In the event this Exchange Offer is not fully subscribed, Ecolab will distribute the remaining shares of ChampionX common stock owned by Ecolab in the clean-up spin-off on a pro-rata basis to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after consummation of this Exchange Offer.

Any Ecolab stockholder who validly tenders (and does not properly withdraw) shares of Ecolab common stock that are accepted for exchange in this Exchange Offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of ChampionX common stock distributed in the clean-up spin-off. If there is a clean-up spin-off, the Exchange Offer agent will calculate the exact number of shares of ChampionX common stock owned by Ecolab that will not be exchanged in this Exchange Offer and to be distributed on a pro rata basis, and the number of shares of Apergy common stock into which the remaining shares of ChampionX common stock will be converted in the Merger will be transferred to the relevant Ecolab stockholders (after giving effect to the consummation of this Exchange Offer) as promptly as practicable thereafter. If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab.

The Exchange Offer agent will hold, for the account of the relevant Ecolab stockholders, the book-entry authorizations representing all of the outstanding shares of ChampionX common stock pending the consummation of the Merger. ChampionX common stock will not be traded during this period.

The Merger (See “The Transactions—The Merger” beginning on page 153)

Immediately after the Distribution, pursuant to and in accordance with the terms and conditions of the Merger Agreement, Merger Sub will merge with and into ChampionX whereby the separate corporate existence of Merger Sub will cease and ChampionX will survive the Merger as a wholly owned subsidiary of Apergy. After the Merger, Apergy will continue its existence as a separately traded public company, owning the combined businesses of Apergy and ChampionX.

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Apergy common stock equal to the Merger Exchange Ratio. The Merger Exchange Ratio is calculated under the Merger Agreement such that immediately following the Merger, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis. In addition, ChampionX will authorize the issuance of a number of shares of ChampionX common stock such that the total number of shares of ChampionX common stock outstanding immediately prior to the Distribution will be that number that results in the Merger Exchange Ratio equaling one. Apergy currently expects to issue approximately 127.6 million shares of Apergy common stock to ChampionX equityholders in connection with the Merger.

No fractional shares of Apergy common stock will be issued pursuant to the Merger. All fractional shares of Apergy common stock that a ChampionX stockholder would otherwise be entitled to receive as a result of the Merger (after such fractional shares are aggregated with all other fractional shares that would be issued to such holder) will be paid in cash the dollar amount (rounded to the nearest whole cent), after deducting any required withholding taxes, on a pro rata basis, without interest, determined by multiplying such fraction by the closing price of a share of Apergy common stock on the NYSE on the last business day prior to the date on which the Merger becomes effective.

Terms of This Exchange Offer (See “Exchange Offer—Terms of This Exchange Offer” beginning on page 67)

Ecolab is offering holders of shares of Ecolab common stock the opportunity to exchange their shares for ChampionX common stock. You may tender all, some or none of your shares of Ecolab common stock. This prospectus and related documents are being sent to persons who directly held shares of Ecolab common stock on [            ], 2020 and brokers, banks and similar persons whose names or the names of whose nominees appear on Ecolab’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Ecolab common stock.

Ecolab common stock validly tendered and not properly withdrawn will be accepted for exchange at the exchange ratio determined as described in “Exchange Offer—Terms of This Exchange Offer,” on the terms and subject to the conditions and limitations described below, including the proration provisions.

Ecolab will promptly return any shares of Ecolab common stock that are not accepted for exchange following the expiration of this Exchange Offer and the determination of the final proration factor, if any, described below. After the expiration of this Exchange Offer, shares accepted for exchange by Ecolab may not be withdrawn; provided, however, that such shares may be withdrawn at any time after the expiration of 40 business days from the commencement of this Exchange Offer if this Exchange Offer has not then been consummated.

For the purposes of illustration, the table below indicates the number of shares of ChampionX common stock that you would receive per share of Ecolab common stock you validly tender, calculated on the basis described in “Exchange Offer—Terms of This Exchange Offer” and taking into account the upper limit, assuming a range of averages of the daily VWAP of Ecolab common stock and Apergy common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share value of Ecolab common stock, the indicative calculated per-share value of ChampionX common stock and the indicative exchange ratio that would have been in effect (and the corresponding indicative calculated value ratio) following the official close of trading on the NYSE on [            ], 2020 based on the daily VWAPs of Ecolab common stock and Apergy common stock on [            ], 2020, [            ], 2020, and [            ], 2020. The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share value of Ecolab common stock and the calculated per-share value of ChampionX common stock based on changes relative to the values as of [            ], 2020.

Ecolab Common Stock	Apergy Common Stock	Calculated Per- Share Value of Ecolab Common Stock (A)	Calculated Per-Share Value of ChampionX Common Stock (Before the [ ]% Discount) (B)	Shares of ChampionX Common Stock To Be Received Per Share of Ecolab Common Stock Tendered and Accepted for Exchange (the Exchange Ratio) (C)	Calculated Value Ratio (D)
As of [ ], 2020	As of [ ], 2020	$	$
Down 10%	Up 10%	$	$
Down 10%	Unchanged	$	$
Down 10%	Down 10%	$	$
Unchanged	Up 10%	$	$
Unchanged	Down 10%	$	$
Up 10%	Up 10%	$	$
Up 10%	Unchanged	$	$
Up 10%	Down 10%	$	$

(A)	As of [ ], 2020, the calculated per-share value of Ecolab common stock equals the simple arithmetic average of daily VWAPs on each of the three most recent prior trading dates ($[ ], $[ ] and $[ ]).
(B)

As of [            ], 2020, the calculated per-share value of ChampionX common stock equals the simple arithmetic average of daily Apergy VWAPs on each of the three most recent prior trading dates ($[    ], $[    ] and $[    ]).

(C)	Equal to (i) the amount calculated as [A / (B*(1-[ ]%))] or (ii) the upper limit, whichever is less.
(D)

The calculated value ratio equals (i) the calculated per-share value of ChampionX common stock (B) multiplied by the exchange ratio (C), divided by (ii) the calculated per-share value of Ecolab common stock (A), rounded to three decimal places.

For example, if the calculated per-share value of Ecolab common stock was $[    ] (the highest closing price for Ecolab common stock on the NYSE during the three-month period prior to commencement of this Exchange Offer) and the calculated per-share value of ChampionX common stock was $[    ] (the lowest closing price for Apergy common stock on the NYSE during that three-month period), the value of ChampionX common stock, based on the Apergy common stock price, received for shares of Ecolab common stock accepted for exchange would be approximately $[    ] for each $100 of Ecolab common stock accepted for exchange.

Extension; Termination; Amendment

This Exchange Offer, and your withdrawal rights, will expire at [    ], New York City time, on [            ], 2020, unless this Exchange Offer is extended or terminated. You must tender your shares of Ecolab common stock prior to this time if you want to participate in this Exchange Offer. Ecolab may extend, terminate or amend this Exchange Offer as described in this prospectus.

Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof by Ecolab, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously-scheduled expiration date.

Conditions to Consummation of This Exchange Offer

Ecolab’s obligation to exchange shares of ChampionX common stock for shares of Ecolab common stock is subject to the conditions listed under “Exchange Offer—Conditions to Consummation of This Exchange Offer,” including the satisfaction of conditions to the Transactions and other conditions. These conditions include:

•	the absence of a market disruption event (as defined herein);

•	the approval by Apergy’s stockholders of the issuance of Apergy common stock in connection with the Merger;

•	the registration statement on Forms S-4 and S-1 of which this prospectus is a part having become effective under the Securities Act;

•	the receipt by Ecolab of the Distribution Tax Opinion, the Merger Tax Opinion and the KPMG Tax Opinion (as defined below);

•	the completion of various transaction steps (including the Contribution and receipt of the Cash Payment);

•

each of the conditions to the obligation of the parties to the Merger Agreement to consummate the Merger (other than this Exchange Offer) and effect the other transactions contemplated by the Merger Agreement having been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution and/or the Merger); and

•	other customary conditions.

For a description of the material conditions precedent to the Transactions, see “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” and “The Transaction Agreements—The Separation Agreement—Conditions to the Distribution.”

Ecolab may waive any of the conditions to this Exchange Offer prior to the expiration of this Exchange Offer. ChampionX has no right to waive any of the conditions to this Exchange Offer. Apergy has no right to waive any of the conditions to this Exchange Offer (however, Apergy does have the right to waive certain conditions relating to the Merger).

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Ecolab Common Stock

If, upon the expiration of this Exchange Offer, Ecolab stockholders have validly tendered more shares of Ecolab common stock than Ecolab is able to accept for exchange (taking into account the exchange ratio and the total number of shares of ChampionX common stock being exchanged by Ecolab in this Exchange Offer), Ecolab will accept for exchange the shares of Ecolab common stock validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of Ecolab common stock to be accepted for exchange bears to the total number of shares of Ecolab common stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of Ecolab common stock, and subject to any adjustment necessary to ensure the exchange of all shares of ChampionX common stock owned by Ecolab), except for tenders of odd lots, as described below.

Ecolab will announce the preliminary proration factor for this Exchange Offer at [    ] and separately by press release promptly after the expiration of this Exchange Offer. Upon determining the number of shares of Ecolab common stock validly tendered for exchange and not properly withdrawn, Ecolab will announce the final results of this Exchange Offer, including the final proration factor for this Exchange Offer.

Beneficial holders (other than participants in any of the Ecolab Savings Plans) of less than 100 shares of Ecolab common stock who validly tender all of their shares may elect not to be subject to proration by completing the section in the applicable letter of transmittal entitled “Proration/Odd-Lot.” If your odd-lot shares are held by a broker for your account, you can contact the broker and request this preferential treatment. All of your odd-lot shares will be accepted for exchange without proration if Ecolab completes this Exchange Offer.

Fractional Shares

Fractional shares of ChampionX common stock will be issued in the Distribution. ChampionX common stock (including the fractional shares) will be held by the Exchange Offer agent for the benefit of Ecolab stockholders whose shares of Ecolab common stock are accepted for exchange in this Exchange Offer and, if this Exchange Offer is completed but not fully subscribed, for distribution in the clean-up spin-off. If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), Ecolab intends to distribute all shares (including the fractional shares) of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab. In the Merger, no fractional shares of Apergy common stock will be delivered to holders of shares of ChampionX common stock. Instead, holders of shares of ChampionX common stock who would otherwise be entitled to receive a fractional share of Apergy common stock will receive in cash the dollar amount (rounded to the nearest whole cent) determined by multiplying such fraction by the closing price of Apergy common stock on the NYSE on the last business day prior to the effective time of the Merger. The amount received by such holders of shares of ChampionX common stock will be net of any required withholding taxes.

Holders who are tendering shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) allocated to their Ecolab Savings Plans accounts should refer to the special instructions provided to them by or on behalf of their applicable plan administrator for information that is specific to the Ecolab Savings Plans.

Procedures for Tendering

For you to validly tender your shares of Ecolab common stock pursuant to this Exchange Offer, prior to the expiration of this Exchange Offer:

•

If you hold certificates representing shares of Ecolab common stock, you must deliver to the Exchange Offer agent at the applicable address provided on the back cover of this prospectus, a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents and the certificates representing the shares of Ecolab common stock validly tendered.

•

If you hold DRS shares of Ecolab common stock, you must deliver to the Exchange Offer agent pursuant to one of the methods set forth in the letter of transmittal, a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. Since certificates are not issued for DRS shares, you do not need to deliver any certificates representing those shares to the Exchange Offer agent.

•

If you hold shares of Ecolab common stock through a bank, broker or other nominee, you should receive instructions from your broker on how to participate in this Exchange Offer. In this situation, do not complete a letter of transmittal to tender your Ecolab common stock. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

•

Participants in the Ecolab Savings Plans should follow the special instructions that are being sent to them by or on behalf of their applicable plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) held in these plans, but should instead use the Exchange Offer election form provided to them by or on behalf of their plan administrator. Such participants may direct the applicable plan trustee to tender all, some or none of the shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) allocated to their Ecolab Savings Plans accounts, subject to any limitations set forth in the special instructions provided to them, by the deadline specified in the special instructions sent by or on behalf of the applicable plan administrator.

Delivery of ChampionX Common Stock

Upon consummation of this Exchange Offer, Ecolab will deliver to the Exchange Offer agent a book-entry authorization representing (a) all of the shares of ChampionX common stock being exchanged in this Exchange Offer, with instructions to hold the shares of ChampionX common stock as agent for the holders of shares of Ecolab common stock validly tendered and not properly withdrawn in this Exchange Offer whose shares are accepted in this Exchange Offer and (b) in the case of a clean-up spin-off, if any, Ecolab stockholders whose shares of Ecolab common stock remain outstanding after the consummation of this Exchange Offer. Shares of Apergy common stock will be delivered following the effectiveness of the Merger, pursuant to the procedures determined by the Exchange Offer agent. See “Exchange Offer—Terms of This Exchange Offer—Exchange of Shares of Ecolab Common Stock.”

Withdrawal Rights

Shares of Ecolab common stock validly tendered pursuant to this Exchange Offer may be withdrawn at any time before [    ], New York City time, on the expiration date by following the procedures described herein. If you change your mind again, you may re-tender your Ecolab common stock by again following the procedures for this Exchange Offer prior to the expiration of this Exchange Offer.

If you hold shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) through the Ecolab Savings Plans, you will be provided with special instructions by or on behalf of your plan administrator on how to withdraw your shares (or units in respect of shares) and you must deliver any required information in a timely manner in order for the tabulator for the Ecolab Savings Plans to withdraw your election to exchange from the final tabulation. The deadline will be specified in the special instructions provided to you (or, if this Exchange Offer is extended, any new withdrawal deadline established by the plan administrator).

No Appraisal Rights

No appraisal rights are available to holders of Ecolab common stock in connection with this Exchange Offer or any clean-up spin-off (in the event this Exchange Offer is not fully subscribed) of shares of ChampionX common stock. If this Exchange Offer were to be terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), no appraisal rights would be available to holders of Ecolab common stock in the spin-off of shares of ChampionX common stock.

Distribution of ChampionX Common Stock Remaining After This Exchange Offer

In the event this Exchange Offer is not fully subscribed, all shares of ChampionX common stock owned by Ecolab that are not exchanged in this Exchange Offer will be distributed in the clean-up spin-off to holders of Ecolab common stock whose shares of Ecolab common stock remain outstanding after the consummation of this Exchange Offer. The record date for the clean-up spin-off, if any, will be announced by Ecolab. Any Ecolab stockholder who validly tenders (and does not properly withdraw) shares of Ecolab common stock that are accepted in this Exchange Offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of ChampionX common stock distributed in the clean-up spin-off.

If this Exchange Offer is consummated, the Exchange Offer agent will calculate the exact number of shares of ChampionX common stock not exchanged in this Exchange Offer to be distributed in the clean-up spin-off, and that number of shares of ChampionX common stock will be held as agent for holders of Ecolab common stock entitled thereto.

If this Exchange Offer is terminated by Ecolab without the exchange of shares, but the conditions to consummation of the Transactions have otherwise been satisfied, Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab.

Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

This prospectus is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy, sell or exchange any shares of ChampionX common stock, shares of Ecolab common stock or shares of Apergy common stock in any jurisdiction in which the offer, sale or exchange is not permitted. After the consummation of this Exchange Offer and prior to the Merger, it will not be possible to trade the ChampionX common stock. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Ecolab, Apergy or ChampionX has taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of Ecolab common stock, Apergy common stock or ChampionX common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of Ecolab common stock in this Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this Exchange Offer without the need for Ecolab, Apergy or ChampionX to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in this Exchange Offer in accordance with the laws of their home countries and, if they participate, whether there are any restrictions or limitations on transactions in the shares of Ecolab common stock, Apergy common stock or ChampionX common stock that may apply in their home countries. None of Ecolab, Apergy or ChampionX can provide any assurance about whether such limitations may exist. See “Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this Exchange Offer outside the United States.

Risk Factors

In deciding whether to tender your shares of Ecolab common stock in this Exchange Offer, you should carefully consider the matters described in the section entitled “Risk Factors,” as well as other information included in this prospectus and the other documents to which you have been referred.

Debt Financing (See “Additional Agreements Related to the Separation, the Distribution and the Merger—Apergy Credit Facility and —ChampionX Credit Facility” beginning on page 216)

In connection with the Transactions, ChampionX will enter into a credit agreement with respect to a $537 million senior secured term loan credit facility to finance the Cash Payment to Ecolab and otherwise pay certain expenses in connection with the Transactions. Also, in connection with the Transactions, Apergy has entered into an amendment to its existing credit agreement to, among other things, increase its revolving commitments thereunder by a principal amount up to $150 million.

Board of Directors and Management of Apergy After the Merger (See “The Transactions—Board of Directors and Executive Officers of Apergy Following the Merger; Operations Following the Merger” beginning on page 184)

After the Merger, the Apergy Board of Directors will consist of nine directors: the seven current directors on the Apergy Board of Directors and two directors designated by Ecolab. One of the Ecolab board designees shall be appointed as a Class I director of Apergy, and the second of the Ecolab board designees shall be appointed as a Class II director of Apergy. Each of the directors designated by Ecolab must qualify as an independent director, as such term is defined in NYSE Rule 303A.02.

Apergy’s current President and Chief Executive Officer, Sivasankaran Somasundaram, and current Senior Vice President and Chief Financial Officer, Jay A. Nutt, will continue in their roles. Deric Bryant, current Executive Vice President & President of Ecolab’s ChampionX Business, is expected to serve as Chief Operating Officer of the combined company. Certain members of the ChampionX management team are expected to join Apergy as well.

Interests of Certain Persons in the Transactions (See “The Transactions—Interests of Certain Persons in the Transactions” beginning on page 185)

The directors and executive officers of Ecolab and ChampionX will receive no extra or special benefit that is not shared on a pro rata basis by all other ChampionX stockholders in connection with the Transactions, except as described herein. None of Ecolab’s or ChampionX’s directors will receive any severance or other additional compensation as a result of the Transactions. Certain of Ecolab’s and ChampionX’s executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of stockholders generally. As with all Ecolab stockholders, if a director or executive officer of Ecolab or ChampionX owns shares of Ecolab common stock, such person may participate in this Exchange Offer on the same terms as other Ecolab stockholders. As of March 9, 2020, Ecolab’s directors and executive officers beneficially owned approximately 1.22% of the outstanding shares of Ecolab common stock. All of ChampionX’s outstanding common stock is currently owned directly by Ecolab.

Certain of Apergy’s executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of Apergy’s stockholders generally. The members of the Apergy Board of Directors were aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Transactions, including the Share Issuance and the Merger, and in recommending to Apergy’s stockholders that they vote to approve the Share Issuance. As of April 9, 2020, Apergy’s directors and executive officers beneficially owned approximately 0.59% of the outstanding shares of Apergy’s common stock.

Apergy’s Stockholders Meeting (See “The Transactions—Apergy’s Stockholders Meeting” on page 190)

Under the terms of the Merger Agreement, Apergy is required to call a meeting of its stockholders for the purpose of voting upon the issuance of shares of Apergy’s common stock in the Merger as promptly as reasonably practicable following the date on which the SEC has cleared Apergy’s proxy statement and, if required by the SEC as a condition to the mailing of Apergy’s proxy statement, the registration statement of Apergy has been declared effective. Apergy will ask its stockholders to vote on this matter at the special meeting of Apergy stockholders by delivering Apergy’s proxy statement to its stockholders in accordance with applicable law and its organizational documents. In accordance with NYSE Listing Rules, the DGCL, and Apergy’s organizational documents, the approval of the Share Issuance Proposal requires the affirmative vote of the holders of a majority of the voting power of Apergy present online or represented by proxy and entitled to vote on such matter, at a special meeting at which a quorum is present.

As of April 9, 2020, Apergy directors and executive officers and their affiliates were entitled to vote approximately 0.59% of the outstanding shares of Apergy common stock. Apergy currently expects that all Apergy directors and executive officers will vote their shares in favor of the Share Issuance Proposal, though none has entered into an agreement requiring them to do so.

As of April 13, 2020, ChampionX’s directors, executive officers and their affiliates were entitled to vote less than 0.01% of the outstanding shares of Apergy common stock. No vote of Ecolab stockholders is required in connection with the Transactions, and the only vote required with respect to ChampionX is by Ecolab as its sole stockholder, which stockholder approval has been obtained. No directors, executive officers or affiliates of ChampionX or Ecolab will have voting rights in connection with the Transactions with respect to their ownership of any Ecolab common stock or ChampionX common stock.

Accounting Treatment of the Merger (See “The Transactions—Accounting Treatment of the Merger” beginning on page 191)

Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Apergy in this case) is generally the accounting acquirer; however, all pertinent facts and circumstances must be considered, including the following additional considerations:

•

The composition of the governing body of the combined company: from the effective time of the Merger, the combined company will operate under the oversight of the Board of Directors which consists of nine members (the current seven Apergy directors and two additional members that will be nominated by Ecolab). The combined company’s Board of Directors will be headed by Apergy’s current Chairman and will continue to be a classified board with three classes of directors until Apergy’s Annual Meeting of Stockholders held in 2022, in accordance with Apergy’s organizational documents. In 2020, two members will be up for reelection, and in 2021, four members will be up for re-election (per the terms of the Merger Agreement, one director nominated by Ecolab will be up for re-election in 2021).

•

The composition of the senior management of the combined company: Apergy expects that existing Apergy management will hold the majority of the key executive positions including the Chief Executive Officer and the Chief Financial Officer.

Apergy’s management has determined that Apergy represents the accounting acquirer in this combination based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to this transaction. As a result, Apergy will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of the ChampionX Business upon consummation of the Merger. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the purchase price over the aggregate fair value of the identifiable assets acquired and liabilities assumed.

U.S. Federal Income Tax Consequences of the Distribution and the Merger (See “U.S. Federal Income Tax Consequences of the Distribution and the Merger” beginning on page 246)

Ecolab stockholders are generally not expected to recognize any gain or loss as a result of the Distribution or the Merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Apergy common stock pursuant to the Merger. Ecolab is generally not expected to recognize any gain or loss as a result of the Distribution or the Merger.

Regulatory Approvals (See “The Transactions—Regulatory Approvals” beginning on page 192)

Under the HSR Act and related rules, the Merger may not be completed until the parties have filed notification and report forms with the Antitrust Division of the U.S. Department of Justice and the United States Federal Trade Commission, and observed a specified statutory waiting period. Apergy and Ecolab filed the requisite notification and report forms on January 3, 2020 and the parties were granted early termination of the waiting period under the HSR Act on January 13, 2020.

Additionally, Apergy and Ecolab have agreed to seek regulatory approvals in Canada, Azerbaijan, Nigeria, Kazakhstan, Saudi Arabia, Mexico and Russia. Approval in these jurisdictions is a condition to closing the Merger.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following summary combined financial information of ChampionX and summary consolidated financial information of Ecolab and Apergy are being provided to help you in your analysis of the financial aspects of the Transactions. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference into this prospectus. See “Where You Can Find Additional Information; Incorporation by Reference,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ChampionX,” “Information About the ChampionX Business,” “Information About Ecolab,” “Information About Apergy,” “Selected Historical Combined Financial Information of ChampionX,” “Selected Historical Consolidated Financial Information of Ecolab” and “Selected Historical Condensed Consolidated Financial Information of Apergy.”

Summary Historical Combined Financial Information of ChampionX

The summary historical combined financial information presented in the table below consists of historical combined financial information of ChampionX as of the dates and for the periods presented. The summary historical combined financial information as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from ChampionX’s audited combined financial statements included elsewhere in this prospectus. The summary historical combined financial information as of December 31, 2017 has been derived from ChampionX’s audited combined financial statements that are not included or incorporated by reference in this prospectus.

The summary historical combined financial information includes costs of ChampionX’s business, which include the allocation of certain corporate expenses from Ecolab. ChampionX believes these allocations were made on a reasonable basis. The summary historical combined financial information may not be indicative of ChampionX’s future performance. The summary historical combined financial information should be read in conjunction with “Selected Historical Combined Financial Information of ChampionX,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ChampionX” and the ChampionX audited historical combined financial statements and accompanying notes included elsewhere in this prospectus.

	December 31,
(in millions)	2019	2018	2017
Year ended:
Net sales	$2,332.0	$2,431.5	$2,290.0
Operating income	155.4	117.5	88.3
Net income attributable to ChampionX	133.4	102.2	167.1
EBITDA(1)	373.1	350.5	318.4
Adjusted EBITDA(1)	382.1	366.6	342.5

As of:
Total assets	$4,301.1	$4,353.6	$4,519.1
Long-term debt (excluding portions due within one year)	0.3	0.1	0.1

(1)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ChampionX—Non-GAAP Financial Measures” elsewhere in this prospectus for additional information on ChampionX’s use of non-GAAP measures. EBITDA and adjusted EBITDA are non-GAAP financial measures. EBITDA is defined as net income including noncontrolling interest excluding income tax expense (benefit), interest (income) expense, net, depreciation and amortization. Adjusted EBITDA is defined as EBITDA excluding special (gains) and charges, net. A reconciliation of EBITDA and adjusted EBITDA to their most comparable GAAP measure for the periods presented above is as follows:

	Year Ended December 31,
(in millions)	2019 (a)	2018 (b)	2017 (c)
Net income including noncontrolling interest	$141.1	$103.7	$169.3
Income tax expense (benefit)	31.2	35.5	(61.9)
Interest (income) expense, net	(0.9)	—	—
Depreciation	88.4	88.0	87.6
Amortization	113.3	123.3	123.4

EBITDA	373.1	350.5	318.4
Special (gains) and charges, net	9.0	16.1	24.1

Adjusted EBITDA	$382.1	$366.6	$342.5

(a)

Special (gains) and charges, net, in the year ended December 31, 2019 included net restructuring charges of $18.0 million, a gain of $9.5 million for costs recovered from a dispute related to a contract terminated in 2017 and other charges of $0.5 million.

(b)	Special (gains) and charges, net, in the year ended December 31, 2018 included net restructuring charges of $14.8 million and other charges of $1.3 million.
(c)

Special (gains) and charges, net, in the year ended December 31, 2017 included a fixed asset impairment of $16.0 million, a contract termination charge of $11.1 million, net restructuring charges of $6.6 million, a gain of $8.7 million from U.S. dollar cash recoveries of intercompany receivables written off when Venezuelan subsidiaries were deconsolidated and other gains of $0.9 million.

Summary Historical Consolidated Financial Information of Ecolab

The following table presents the summary historical consolidated financial information of Ecolab. The summary historical consolidated financial information of Ecolab for the years ended December 31, 2019, 2018 and 2017, and as of December 31, 2019 and 2018 have been derived from Ecolab’s audited consolidated financial statements and related notes contained in the Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference in this prospectus. The summary historical consolidated financial information as of December 31, 2017 has been derived from Ecolab’s audited consolidated financial statements that are not included and not incorporated by reference in this prospectus. The summary historical consolidated financial information presented below should be read in conjunction with the audited financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Ecolab’s annual report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this prospectus. For more information, see the section entitled “Where You Can Find Additional Information; Incorporation by Reference.”

	December 31,
(in millions, except per share amounts)	2019 (1)	2018 (2)	2017 (3)
Year ended:
Net sales	$14,906.3	$14,668.2	$13,835.9
Operating income	2,013.8	1,947.0	1, 950.1
Net income attributable to Ecolab	1,558.9	1,429.1	1,504.6
Basic earnings per share	5.41	4.95	5.20
Diluted earnings per share, as reported (U.S. GAAP)	5.33	4.88	5.12
Cash dividends declared per common share	1.85	1.69	1.52

	December 31,
(in millions, except per share amounts)	2019 (1)	2018 (2)	2017 (3)
Diluted earnings per share, as reported (U.S. GAAP)	$5.33	$4.88	$5.12
Adjustments:
Special (gains) and charges	0.69	0.35	0.19
Discrete tax expense (benefits)	(0.20)	0.02	(0.63)

Adjusted diluted earnings per share (Non-GAAP)	$5.82	$5.25	$4.68

As of:
Total assets	$20,869.1	$20,074.5	$19,963.5
Long-term debt (excluding portions due within one year)	5,973.5	6,301.6	6,758.3

(1)

Special (gains) and charges for 2019 include the following charges net of tax, net restructuring charges of $106.6 million, ChampionX separation charges of $71.5 million, acquisition and integration charges of $9.9 million and litigation and other charges of $7.5 million.

Discrete tax expense (benefits) for 2019 include benefits associated with stock compensation excess tax benefits of $43.1 million, favorable adjustments to the estimate for U.S. tax reform one-time repatriation tax benefit of $3.1 million and other tax net benefits of $12.5 million.

(2)

Special (gains) and charges for 2018 include the following charges, net of tax: a commitment to the Ecolab Foundation of $18.9 million, net restructuring charges of $77.2 million, acquisition and integration of $5.7 million and litigation and other charges of $1.0 million.

Discrete tax expense (benefits) for 2018 include adjustments to the estimate for U.S. tax reform one-time repatriation tax expense of $66.0 million, benefits associated with stock compensation excess tax benefits of $28.1 million, a favorable adjustment related to changes in estimates and an Internal Revenue Service approved method change in the filed U.S. federal tax return of $39.9 million and other tax expense of $6.7 million.

(3)

Special (gains) and charges for 2017 include the following charges, net of tax: acquisition and integration charges of $18.5 million, net restructuring charges of $32.4 million, charges related to a vendor contract termination in Ecolab’s Global Energy segment of $14.4 million and charges on extinguished debt of $13.6 million. Gains, net of tax, include gain on the sale of Ecolab’s Equipment Care business of $12.4 million, tax benefits on the repatriation of cash to the U.S. of $7.8 million and a net gain of $2.7 million from other activity.

Discrete tax expense (benefits) for 2017 include a net benefit of $158.9 million for repricing of U.S. deferred tax positions to the U.S. tax reform rate, offset by a one-time repatriation tax on foreign earnings and stock compensation excess tax benefits of $39.6 million. Expenses include recognizing adjustments from filing the 2016 U.S. federal income tax return and release of uncertain tax positions totaling $14.3  million.

Summary Historical Consolidated Financial Information of Apergy

The summary historical consolidated financial information of Apergy for the years ended December 31, 2019, 2018 and 2017, and as of December 31, 2019 and 2018 have been derived from Apergy’s audited consolidated financial statements and related notes contained in the Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference in this prospectus. The summary historical consolidated financial information as of December 31, 2017 has been derived from Apergy’s audited consolidated financial statements that are not included or incorporated by reference in this prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Apergy or the combined company, and you should read the following information together with Apergy’s audited consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial

Condition and Results of Operations” contained in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference in this prospectus. For more information, see “Where You Can Find Additional Information; Incorporation by Reference” beginning on page 257 of this prospectus.

	Years Ended December 31,
(in thousands, except per share data)	2019	2018	2017
Statements of Income
Total revenue	$1,131,251	$1,218,156	$1,010,466
Income before income taxes	59,186	121,353	88,355
Net income attributable to Apergy	52,164	92,737	109,589

Earnings per share attributable to Apergy:
Basic	$0.67	$1.20	$1.42
Diluted	$0.67	$1.19	$1.41

	As of December 31,
(in thousands)	2019	2018	2017
Balance Sheets
Total assets	$1,922,825	$1,973,116	$1,906,408
Long-term debt	559,821	663,207	5,806
Total equity	1,036,214	975,983	1,635,509

Summary Unaudited Pro Forma Condensed Consolidated Financial Information of Ecolab

The summary unaudited pro forma condensed consolidated financial information of Ecolab has been prepared to reflect the Transactions as described in “Unaudited Pro Forma Condensed Consolidated Financial Statements of Ecolab.” The summary unaudited pro forma condensed consolidated financial information as of December 31, 2019 has been prepared to reflect the Transactions as if they had occurred on December 31, 2019. The summary unaudited pro forma condensed consolidated financial information for the year ended December 31, 2019 has been prepared to reflect the Transactions as if they had occurred on January 1, 2019.

The summary unaudited pro forma condensed consolidated financial information of Ecolab should be read in conjunction with “Selected Historical Combined Financial Information of ChampionX,” “Selected Historical Consolidated Financial Information of Ecolab,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ChampionX,” “Unaudited Pro Forma Condensed Consolidated Financial Statements of Ecolab,” the ChampionX historical audited combined financial statements and accompanying notes, and the Ecolab historical audited consolidated financial statements, accompanying notes, and management’s discussion and analysis of financial condition and results of operations, included elsewhere in or incorporated by reference in this prospectus. The summary unaudited pro forma condensed consolidated financial information of Ecolab does not purport to represent what the actual results of operations or the financial position of Ecolab would have been had the Transactions occurred on the dates assumed, nor is it indicative of the future results of operations or financial position of Ecolab.

	December 31, 2019
(in millions, except per share amounts)	Historical	Adjustments	Pro Forma
Year ended:
Net sales	$14,906.3	$(2,342.5)	$12,563.8
Operating income	2,013.8	(167.7)	1,846.1
Net income attributable to Ecolab	1,558.9	(132.5)	1,426.4
Basic earnings per share	5.41	(0.36)	5.05
Diluted earnings per share, as reported (U.S. GAAP)	5.33	(0.36)	4.97
Adjusted diluted earnings per share (non-GAAP)(1)	5.82	(0.62)	5.20

As of:
Total assets	$20,869.1	$(3,866.2)	$17,002.9
Long-term debt (excluding portions due within one year)	5,973.5	(0.3)	5,973.2

(1)

Please read “Non-GAAP Pro Forma Information” elsewhere in this prospectus for a reconciliation of this non-GAAP measure to its most closely-related GAAP measure. For further information on Ecolab’s use of non-GAAP financial measures, please read the “— Non-GAAP Financial Measures” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Ecolab’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference in this prospectus.

Summary Unaudited Pro Forma Combined Financial Information of Apergy

The summary unaudited pro forma combined financial information of Apergy has been prepared by Apergy to reflect the Transactions described in the “Unaudited Pro Forma Condensed Combined Financial Statements of Apergy.” The summary unaudited pro forma combined balance sheet as of December 31, 2019 has been prepared to reflect the Transactions as if they had occurred on December 31, 2019. The summary unaudited pro forma combined statement of income for the year ended December 31, 2019 has been prepared to reflect the Transactions as if they had occurred on January 1, 2019.

The summary historical combined financial information includes costs of ChampionX’s business, which include the allocation of certain corporate expenses from Ecolab. ChampionX believes these allocations were made on a reasonable basis. The summary unaudited pro forma combined financial information of Apergy should be read in conjunction with “Selected Historical Combined Financial Information of ChampionX,” “Selected Historical Consolidated Financial Information of Apergy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ChampionX,” “Unaudited Pro Forma Condensed Combined Financial Statements of Apergy,” the ChampionX historical combined financial statements and accompanying notes and the Apergy historical consolidated financial statements, accompanying notes, and management’s discussion and analysis of financial condition and results of operations, included elsewhere in or incorporated by reference in this prospectus. The summary unaudited pro forma combined financial information does not purport to represent what the actual results of operations or the financial position of the combined company would have been had the Transactions occurred on the dates assumed, nor are they indicative of future results of operations or financial position of the combined company.

(in thousands, except per share data)	Year Ended December 31, 2019
Pro Forma Combined Statements of Income:
Total revenues	$3,456,354
Cost of goods and services	2,434,074
Gross profit	1,022,280
Income before income taxes	326,761
Provision for income taxes	60,438
Net income	266,323
Net income attributable to stockholders	258,107
Earnings per share attributable to stockholders
Basic	$1.26
Diluted	$1.26
Weighted-average shares outstanding
Basic	205,023
Diluted	205,220

(in thousands)	As of December 31, 2019
Pro Forma Condensed Combined Balance Sheet:
Cash and equivalents	$80,290
Total assets	4,145,067
Long-term debt	1,096,821
Total liabilities	1,980,077
Noncontrolling interests	6,064
Total equity	2,164,990

Summary Historical and Pro Forma Per Share Information

The following tables set forth certain historical and pro forma per share information for Ecolab and Apergy. The Ecolab historical information has been derived from and should be read together with Ecolab’s audited consolidated financial statements and accompanying notes contained in Ecolab’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this prospectus. The Apergy historical information has been derived from and should be read together with Apergy’s audited consolidated financial statements and accompanying notes contained in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this prospectus. Ecolab’s pro forma information has been derived from the “Unaudited Pro Forma Condensed Consolidated Financial Statements of Ecolab” included elsewhere in this prospectus. Apergy’s pro forma information has been derived from the “Unaudited Pro Forma Condensed Combined Financial Statements of Apergy” included elsewhere in this prospectus.

Ecolab, Apergy and ChampionX may have performed differently had the Transactions occurred prior to the period or as of the date presented. The pro forma per share information does not purport to represent what the actual results of operations or the financial position would have been had the Transactions occurred on the dates assumed, nor is it indicative of the future results of operations or financial position of Ecolab, Apergy and ChampionX following the Transactions.

Ecolab

	As of and for the Year Ended December 31, 2019
(in millions, except per share amounts)	Historical	Pro Forma
Earnings attributable to Ecolab per common share
Basic	$5.41	$5.05
Diluted	$5.33	$4.97
Weighted-average common shares outstanding
Basic	288.1	282.4
Diluted	292.5	286.8
Book value per share of common stock	$30.26	$19.56
Cash dividends declared per share of common stock	$1.85	$1.85

Apergy

	As of and for the Year Ended December 31, 2019
(in millions, except per share amounts)	Historical	Pro Forma
Earnings attributable to Apergy per common share
Basic	$0.67	$1.26
Diluted	$0.67	$1.26
Weighted-average common shares outstanding
Basic	77.4	205.0
Diluted	77.6	205.2
Book value per share of common stock	$13.38	$10.56
Cash dividends declared per share of common stock	$—	$—

ChampionX equivalent pro forma per share information under varying exchange rate assumptions

The unaudited pro forma per share information assumes that the Transactions are effected through a fully subscribed exchange offer with approximately 5.7 million shares of Ecolab common stock tendered and exchanged for approximately 122.6 million shares of ChampionX common stock, reflecting an assumed exchange ratio of 21.4886 shares of ChampionX common stock for each share of Ecolab common stock exchanged. Such exchange ratio has been determined by applying an indicative assumed discount of 10% and dividing the closing price of Ecolab’s common stock of $179.86 per share as of April 9, 2020 by 90% of the closing price of Apergy common stock of $9.30 per share as of April 9, 2020. Note the actual exchange ratio of Ecolab common stock to ChampionX common stock will be based on a calculated VWAP upon the terms and conditions disclosed elsewhere in this prospectus. The range of equivalent pro forma per share information as of and for the year ended December 31, 2019 shown below is calculated by multiplying the Apergy pro forma per share amounts by the exchange ratio based on varying exchange outcomes of ChampionX common stock for each share of Ecolab common stock tendered in this Exchange Offer.

Ecolab Common Stock	Apergy Common Stock	Exchange Ratio	Calculated basic earnings per common share	Calculated diluted earnings per common share	Calculated book value per share of common stock	Cash dividends declared per share of common stock
As of April 9, 2020	As of April 9, 2020	21.4886	$27.05	$27.03	$226.83	$—
Down 10%	Up 10%	17.5816	$22.13	$22.11	$185.59	$—
Down 10%	Unchanged	19.3398	$24.35	$24.32	$204.15	$—
Down 10%	Down 10%	21.4886	$27.05	$27.03	$226.83	$—
Unchanged	Up 10%	19.5351	$24.59	$24.57	$206.21	$—
Unchanged	Down 10%	23.8763	$30.06	$30.03	$252.03	$—
Up 10%	Up 10%	21.4886	$27.05	$27.03	$226.83	$—
Up 10%	Unchanged	23.6375	$29.76	$29.73	$249.51	$—
Up 10%	Down 10%	26.2639	$33.06	$33.03	$277.24	$—

Comparison of Market Prices

The following table sets forth the closing sale price per share of Ecolab common stock and Apergy common stock as reported on the NYSE as of December 18, 2019, the last trading day prior to the public announcement of the Transactions. Market price data for ChampionX common stock has not been presented because ChampionX is a wholly owned subsidiary of Ecolab, and shares of ChampionX common stock do not trade separately from shares of Ecolab common stock.

	Closing Sale Price Per Share of Ecolab Common Stock	Closing Sale Price Per Share of Apergy Common Stock
December 18, 2019	$185.69	$30.67

RISK FACTORS

You should carefully consider the following risk factors, together with the other information contained or incorporated by reference in this prospectus, including the factors discussed in Part I, Item 1A—Risk Factors, in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019. The risks described below are not the only risks relating to the Separation, the Distribution, the Merger and this Exchange Offer or that Apergy currently faces or the combined company will face after the consummation of the Transactions. Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect Apergy’s or the combined company’s business, financial condition or results of operations or the price of Apergy common stock following the consummation of the Transactions.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on Apergy’s or the combined company’s business, financial condition or results of operations after the Transactions. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

Risks Related to the Transactions

Apergy may not realize the anticipated cost synergies and growth opportunities from the Transactions.

Apergy expects that it will realize cost synergies, growth opportunities and other financial and operating benefits as a result of the Transactions. Apergy’s success in realizing these benefits, and the timing of their realization, depends on the successful integration of the business operations of the ChampionX Business with Apergy. Even if Apergy is able to integrate the ChampionX Business successfully, Apergy cannot predict with certainty if or when these cost synergies, growth opportunities and benefits will occur, or the extent to which they will actually be achieved. For example, the benefits from the Transactions may be offset by costs incurred in integrating the companies or in otherwise consummating the Transactions. Realization of any benefits and synergies could be affected by the factors described in other risk factors and a number of factors beyond Apergy’s control, including, without limitation, general economic conditions, further consolidation in the industry in which Apergy operates, increased operating costs and regulatory developments.

The integration of the ChampionX Business with Apergy following the Transactions may present significant challenges.

There is a significant degree of difficulty inherent in the process of integrating the ChampionX Business with Apergy. These difficulties include:

•	the integration of the ChampionX Business with Apergy’s current businesses while carrying on the ongoing operations of all businesses;

•	managing a significantly larger company than before the consummation of the Transactions;

•	coordinating geographically separate organizations;

•	integrating the business cultures of each of the ChampionX Business and Apergy, which may prove to be incompatible;

•	creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters;

•	ability to ensure the effectiveness of internal control over financial reporting;

•	integrating certain information technology, purchasing, accounting, finance, sales, billing, human resources, payroll and regulatory compliance systems; and

•	the potential difficulty in retaining key officers and personnel of Apergy and ChampionX.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the ChampionX Business or Apergy’s business. Members of Apergy’s or the ChampionX Business’ senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage Apergy or the ChampionX Business, serve the existing Apergy business or the ChampionX Business, or develop new products or strategies. If Apergy’s or the ChampionX Business’ senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the business of Apergy or the ChampionX Business could suffer.

Apergy’s successful or cost-effective integration of the ChampionX Business cannot be assured. The failure to do so could have a material adverse effect on Apergy’s business, financial condition or results of operations after the Transactions.

Apergy and Ecolab may fail to obtain the required regulatory approvals in connection with the Merger in a timely fashion, if at all, or regulators may impose burdensome conditions.

Apergy and Ecolab are subject to certain antitrust and competition laws, and the proposed Merger is subject to review and approval by regulators under those laws. Although Apergy and Ecolab have agreed to use reasonable best efforts to obtain the requisite approvals, there can be no assurance that these regulatory approvals will be obtained. Failure to obtain these regulatory approvals could adversely affect Apergy’s ability to operate its business after the Transactions or jeopardize the consummation of the Transactions themselves.

For example, the requirement to receive certain regulatory approvals before the consummation of the Transactions could delay the completion of the Transactions if, for example, one or more government agencies request additional information from the parties in order to facilitate their review of the Transactions. Any delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the Transactions. In addition, these governmental entities may attempt to condition their approval of the Transactions on the imposition of conditions, terms, obligations or restrictions that could have a material adverse effect on the Transactions themselves or Apergy’s business after the Transactions, including, but not limited to, Apergy’s operating results or the value of its common stock. If Apergy agrees to any material conditions, terms, obligations or restrictions in order to obtain any approvals required to complete the Transactions, the business, financial condition or results of operations of the combined company may be adversely affected.

Failure to complete the Transactions could adversely impact the market price of Apergy common stock as well as its business and operating results.

The consummation of the Transactions is subject to numerous conditions, including without limitation: (i) the Distribution having taken place in accordance with the Separation Agreement; (ii) the effectiveness of Apergy’s registration statement registering Apergy common stock to be issued pursuant to the Merger Agreement, and any other registration statement required in connection with the Transactions; (iii) approval of the Share Issuance by the requisite vote of Apergy’s stockholders; (iv) obtaining antitrust or competition law regulatory approvals in certain jurisdictions; and (v) receipt by Ecolab of each of the Distribution Tax Opinion, the Merger Tax Opinion and the KPMG Tax Opinion with respect to certain aspects of the Transactions. See “The Transaction Agreements—The Merger Agreement—Conditions to the Merger.” There is no assurance that these conditions will be met and that the Transactions will be consummated.

If the Transactions are not completed for any reason, the price of Apergy common stock may decline to the extent that the market price of Apergy common stock reflects positive market assumptions that the Transactions will be completed and the related benefits will be realized. Apergy and Ecolab have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the Transactions. These expenses must be paid regardless of whether the Transactions are consummated. Even if the Transactions are completed, any delay in the completion of the Transactions could diminish the anticipated benefits of the Transactions or result in additional transaction expenses, loss of revenue or other effects associated with uncertainty about the Transactions. If the Transactions are not consummated because the Merger Agreement is terminated, Apergy may be required under certain circumstances to pay Ecolab a termination fee of $89.8 million or may under other circumstances be required to reimburse Ecolab for expenses in connection with the Transactions in an amount equal to $25 million.

The pendency of the Merger could have an adverse effect on Apergy’s stock price, business, financial condition, results of operations or business prospects.

The announcement and pendency of the Merger could disrupt Apergy’s business in negative ways. For example, customers and other third-party business partners of Apergy or the ChampionX Business may seek to terminate and/or renegotiate their relationships with Apergy or ChampionX as a result of the Merger, whether pursuant to the terms of their existing agreements with Apergy and/or ChampionX or otherwise. In addition, current and prospective employees of Apergy and the ChampionX Business may experience uncertainty regarding their future roles with the combined company, which might adversely affect Apergy’s ability to retain, recruit and motivate key personnel. Should they occur, any of these events could adversely affect the stock price of, or harm the financial condition, results of operations or business prospects of, Apergy.

Apergy will incur significant costs related to the Transactions that could have a material adverse effect on its liquidity, cash flows and operating results.

Apergy expects to incur significant one-time costs in connection with the Transactions. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Apergy whether or not the Merger is completed. A substantial majority of these one-time costs will be transaction-related fees and expenses and include, among others, fees paid to financial, legal, accounting and other professional fees and transition and pre-Merger integration planning-related expenses. While Apergy expects to be able to fund these one-time costs using cash from operations and borrowings under existing and anticipated credit sources, these costs will negatively impact Apergy’s liquidity, cash flows and results of operations in the periods in which they are incurred.

The Transactions may discourage other companies from trying to acquire Apergy before or for a period of time following completion of the Transactions.

Certain provisions in the Merger Agreement prohibit Apergy from soliciting any acquisition proposal during the pendency of the Merger. In addition, the Merger Agreement obligates Apergy to pay Ecolab a termination fee in certain circumstances. Apergy’s financial condition will be adversely affected as a result of the payment of the termination fee in certain circumstances involving alternative acquisition proposals, which might deter third parties from proposing alternative acquisition proposals, including acquisition proposals that might result in greater value to Apergy stockholders than the Transactions. In addition, certain provisions of the Tax Matters Agreement, which are intended to preserve the intended tax treatment of certain aspects of the Separation and the Distribution for U.S. federal income tax purposes, may discourage acquisition proposals for a period of time following the Transactions. Apergy currently expects to issue approximately 127.6 million shares of its common stock in connection with the Merger. See “The Transaction Agreements—The Merger Agreement—Merger Consideration.” Because Apergy will be a significantly larger company and have significantly more shares of common stock outstanding after the consummation of the Transactions, an acquisition of Apergy may become more expensive. As a result, some companies may not seek to acquire Apergy.

The Distribution could result in significant tax liability, and Apergy may be obligated to indemnify Ecolab for any such tax liability imposed on Ecolab.

The consummation of the Distribution is conditioned on Ecolab’s receipt of the Distribution Tax Opinion, which will provide that (among other things) the Contribution and Distribution, taken together, will qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, and an opinion from KPMG LLP, which we refer to as KPMG, that will address the tax treatment of certain aspects of the Transactions, which opinion we refer to as the KPMG Tax Opinion. If the Contribution and Distribution, taken together, so qualify, then (i) Ecolab stockholders will generally not recognize any gain or loss for U.S. federal income tax purposes as a result of the Distribution, and (ii) except for taxable income or gain possibly arising as a result of certain internal restructuring transactions undertaken in the Separation and with respect to any “intercompany transaction” required to be taken into account by Ecolab under the Treasury Regulations related to consolidated federal income tax returns, Ecolab will not recognize any gain or loss. None of Ecolab, ChampionX or Apergy intends to request any ruling from the Internal Revenue Service, which we refer to as the IRS, as to the U.S. federal income tax consequences of the Transactions. Neither the Distribution Tax Opinion nor the KPMG Tax Opinion will be binding on the IRS (or any applicable foreign taxing authorities) or the courts, and the IRS (or any applicable foreign taxing authorities) or the courts may not agree with the conclusions reached therein. There can be no assurance that the IRS (or any applicable foreign taxing authorities) will not successfully assert that the Distribution, or certain internal restructuring transactions undertaken in the Separation, are taxable transactions, and that a court will not sustain such assertion, which could result in tax being incurred by Ecolab stockholders and/or Ecolab.

If the Contribution and Distribution, taken together, were determined not to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, for U.S. federal income tax purposes each Ecolab stockholder who receives ChampionX common stock in this Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the ChampionX common stock received by the stockholder in this Exchange Offer and its tax basis in the shares of Ecolab common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the ChampionX common stock received by the stockholder in this Exchange Offer. Further, if this Exchange Offer were not fully subscribed in such a situation and Ecolab undertook the clean-up spin-off, each Ecolab stockholder who receives ChampionX common stock in the clean-up spin-off would generally be treated as receiving a taxable distribution equal to the fair market value of the ChampionX common stock received by the stockholder in the clean-up spin-off.

In addition, if the Contribution and Distribution, taken together, were determined not to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, for U.S. federal income tax purposes, Ecolab would generally recognize gain with respect to the transfer of ChampionX common stock in the Distribution if the value of ChampionX stock transferred exceeds Ecolab’s tax basis in such ChampionX stock.

Even if the Contribution and Distribution, taken together, otherwise qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, the Distribution will nonetheless be taxable to Ecolab (but not to Ecolab stockholders) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Ecolab or ChampionX, directly or indirectly (including through acquisitions of the stock of Apergy after the Merger), as part of a plan or series of related transactions that includes the Distribution. For purposes of this test, the Merger will be treated as part of a plan that includes the Distribution, but it is expected that the Merger, standing alone, will not cause the Distribution to be taxable to Ecolab under Section 355(e) of the Code because holders of ChampionX common stock will own more than 50% of the common stock of Apergy following the Merger. However, if the IRS were to determine that other acquisitions of Ecolab stock, either before or after the Distribution, or Apergy stock after the Merger, are part of a plan or series of related transactions that includes the Distribution, such determination could result in the recognition of gain by Ecolab (but not by Ecolab stockholders) for U.S. federal income tax purposes, and the amount of taxes on such gain could be substantial. See “U.S. Federal Income Tax Consequences of the Distribution and the Merger.”

Under the Tax Matters Agreement, ChampionX and Apergy may be obligated, in certain cases, to indemnify Ecolab against taxes and certain tax-related losses of the Transactions that arise as a result of ChampionX’s or Apergy’s actions, or failure to act. See “U.S. Federal Income Tax Consequences of the Distribution and the

Merger—Treatment of the Distribution” and “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement.” Any such indemnification obligation would likely be substantial and would likely have a material adverse effect on Apergy.

The Merger could result in significant tax liability to Dover, and Apergy may be obligated to indemnify Dover for any such tax liability imposed on Dover.

Under the tax matters agreement, dated May 9, 2018, which we refer to as the Dover Tax Matters Agreement, by and between Dover Corporation, which we refer to as Dover, and Apergy, Apergy would potentially be required to indemnify Dover against taxes incurred by Dover that arise as a result of Apergy taking or failing to take, as the case may be, certain actions that result in the distribution of Apergy by Dover, which we refer to as the Apergy Distribution, failing to meet the requirements of a tax-free distribution under Section 355 of the Code. The Dover Tax Matters Agreement required that, prior to entering into the Merger Agreement, Apergy obtain a tax opinion, acceptable to Dover, that the Merger would not cause the Apergy Distribution to fail to meet the requirements of a tax-free distribution under Section 355 of the Code and for Dover to consent to Apergy entering into and consummating the Merger. On December 18, 2019, Apergy obtained a tax opinion acceptable to Dover from Apergy’s tax counsel, Weil, Gotshal & Manges LLP, and Dover provided Apergy with Dover’s consent to entering into and consummating the Merger and all actions related thereto. Notwithstanding Apergy’s receipt of the tax opinion of Weil, Gotshal & Manges LLP, or Dover’s consent, Apergy must continue to indemnify Dover against certain tax-related losses under the Dover Tax Matters Agreement. The tax opinion of Weil, Gotshal & Manges LLP is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached therein. There can be no assurance that the IRS will not successfully assert that the Merger causes the Apergy Distribution to fail to meet requirements of a tax-free distribution under Section 355 of the Code and that a court will not sustain such assertion which could result in tax being incurred by Dover that must be indemnified by Apergy.

If the Merger is not treated as a reorganization within the meaning of Section 368(a) of the Code, the stockholders of ChampionX may have significant tax liability.

The consummation of the Merger is conditioned upon Ecolab’s receipt of the Merger Tax Opinion, which will provide that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. If the Merger is so treated, then Ecolab stockholders that receive ChampionX common stock in the Distribution will generally not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Apergy common stock. The opinion will be based on the assumptions, representations or statements made by Ecolab, ChampionX and Apergy, and if such assumptions, representations or statements are, or become, inaccurate, incorrect or incomplete, or if Ecolab, ChampionX or Apergy breach any of their covenants, the opinion may be invalid and the conclusions reached therein could be jeopardized. None of Ecolab, ChampionX or Apergy intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Ecolab’s receipt of the Merger Tax Opinion will not preclude the IRS from asserting that the Merger is taxable. In such event, U.S. Holders (as defined below) of ChampionX stock could be subject to U.S. federal income tax liability. See “U.S. Federal Income Tax Consequences of the Distribution and the Merger—Treatment of the Merger.”

Under the Tax Matters Agreement, Apergy and ChampionX will be restricted from taking certain actions that could adversely affect the intended tax treatment of the Transactions, and such restrictions could significantly impair Apergy’s and ChampionX’s ability to implement strategic initiatives that otherwise would be beneficial.

The Tax Matters Agreement generally restricts Apergy and ChampionX from taking certain actions after the Distribution that could adversely affect the intended tax treatment of the Transactions. Failure to adhere to these restrictions, could result in tax being imposed on Ecolab for which Apergy and ChampionX could bear responsibility and for which Apergy and ChampionX could be obligated to indemnify Ecolab. Any such indemnification obligation would likely be substantial and would likely have a material adverse effect on

Apergy. In addition, even if Apergy and ChampionX are not responsible for tax liabilities of Ecolab under the Tax Matters Agreement, ChampionX nonetheless could be liable under applicable tax law for such liabilities if Ecolab were to fail to pay such taxes. Because of these provisions in the Tax Matters Agreement, Apergy and ChampionX will be restricted from taking certain actions, particularly for the two (or, in certain cases three) years following the Merger, including (among other things) the ability to freely issue stock, to make acquisitions and to raise additional equity capital. These restrictions could have a material adverse effect on Apergy’s liquidity and financial condition, and otherwise could impair Apergy’s and ChampionX’s ability to implement strategic initiatives. Also, ChampionX’s and Apergy’s indemnity obligation to Ecolab might discourage, delay or prevent a change of control that stockholders of Apergy may consider favorable.

Current Apergy stockholders’ percentage ownership interest in Apergy will be substantially diluted in the Merger.

Immediately following the Merger, the pre-Merger Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis. See “The Transaction Agreements—the Merger Agreement—Merger Consideration.” Consequently, Apergy’s pre-Merger equityholders, as a group, will be substantially diluted in the Merger and have less ability to exercise influence over the management and policies of Apergy following the Merger than immediately prior to the Merger.

The calculation of the number of shares of Apergy common stock to be distributed in the Merger will not be adjusted if there is a change in the value of the ChampionX Business or Apergy before the Merger is completed.

The number of shares of Apergy common stock to be issued by Apergy in the Merger will not be adjusted if there is a change in the value of the ChampionX Business or its assets or the value of Apergy prior to the closing of the Transactions. ChampionX stockholders will receive a fixed number of shares of Apergy common stock pursuant to the Merger rather than a number of shares with a particular fixed market value. As a result, the actual value of the Apergy common stock to be received by ChampionX stockholders in the Merger will depend on the value of such shares at the time of closing of the Merger, and may be more or less than the current value of Apergy common stock.

The number of shares of ChampionX common stock available in this Exchange Offer, and the corresponding percentage of the combined company that will be owned, in the aggregate, by pre-Merger ChampionX stockholders is subject to variation depending upon the number of shares of Apergy common stock underlying Apergy Options, Apergy Restricted Stock Units and Apergy Adjusted Performance Based Restricted Stock Units to be granted by Apergy to ChampionX employees pursuant to the Employee Matters Agreement.

Following the Transactions, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis. The proportion of this 62% that will be attributable to the shares to be owned by ChampionX stockholders (i.e., shares that will be available and distributed in this Exchange Offer or if necessary the clean-up spin-off) to the amount that will be attributable to the Apergy equity awards that will be issued to ChampionX employees will be determined by formulas set forth in the Merger Agreement and Employee Matters Agreement. See “The Transactions—The Merger—Calculation of the Merger Consideration” for a more detailed description of how the Merger consideration is calculated. Of the 127.6 million shares of Apergy common stock currently expected to be issued to ChampionX equityholders in connection with the Merger, based on recent share prices of Ecolab and Apergy common stock and the ChampionX employees’ equity awards outstanding, ChampionX currently expects that approximately 122.6 million shares of ChampionX common stock would be available in this Exchange Offer, but factors largely outside of Ecolab’s control, such as changes in Ecolab’s and/or Apergy’s stock price, could cause both the number of shares available in this Exchange Offer and the proportion of the approximately 62% combined company ownership for ChampionX equityholders that is attributable to the equity awards for ChampionX employees, to continue to fluctuate.

The ChampionX Business may be negatively impacted if Apergy is unable to provide benefits and services, or access to equivalent financial strength and resources, to the ChampionX Business that historically have been provided by Ecolab.

The ChampionX Business has historically received benefits and services from Ecolab and has benefited from Ecolab’s financial strength and extensive network of service offerings. After the Transactions, ChampionX will be a subsidiary of Apergy, and the ChampionX Business will no longer benefit from Ecolab’s services, financial strength or business relationships to the extent not otherwise addressed in the other transaction documents contemplated by the Separation Agreement, referred to as the Transaction Documents. While Ecolab has agreed to provide certain transition services to ChampionX for a period of time following the consummation of the Transactions, it cannot be assured that Apergy will be able to adequately replace or provide resources formerly provided by Ecolab, or replace them at the same or lower cost. If Apergy is not able to replace the resources provided by Ecolab or is unable to replace them without incurring significant additional costs or is delayed in replacing the resources provided by Ecolab, Apergy’s results of operations may be negatively impacted.

The historical financial information of ChampionX may not be representative of its results if it had been operated independently of Ecolab and as a result, may not be a reliable indicator of future results of ChampionX.

The ChampionX Business is currently operated through various subsidiaries of Ecolab. Consequently, the financial information of ChampionX included in this prospectus has been derived from the consolidated financial statements and accounting records of Ecolab and reflects assumptions and allocations made by Ecolab. The financial position, results of operations and cash flows of ChampionX presented may be different from those that would have resulted if ChampionX had been operated as a standalone company or by a company other than Ecolab. For example, in preparing the financial statements of ChampionX, Ecolab made an allocation of Ecolab costs and expenses that are attributable to ChampionX. However, these costs and expenses reflect the costs and expenses attributable to ChampionX as part of a larger organization and do not necessarily reflect costs and expenses that would be incurred by ChampionX had it been operated independently, and may not reflect costs and expenses that would have been incurred had ChampionX been operated as a part of Apergy. As a result, the historical financial information of ChampionX may not be a reliable indicator of ChampionX’s future results or the results that it will achieve as a part of Apergy.

The unaudited pro forma condensed combined financial statements of Apergy are based in part on certain assumptions regarding the Transactions and may not be indicative of Apergy’s future operating performance.

The historical financial statements included or incorporated by reference in this prospectus consist of the separate financial statements of ChampionX and Apergy, respectively. The unaudited pro forma condensed combined financial statements presented in this prospectus are not necessarily indicative of what the financial position or the results of operations of the combined company would have been had the Merger occurred as of the date or for the periods presented. The pro forma amounts also do not indicate what the financial position or results of operations of the combined company will be in the future.

Apergy will account for the Merger as an acquisition of ChampionX, with Apergy being the accounting acquirer. Following the effective date of the Merger, Apergy expects to complete the purchase price allocation for the acquisition of ChampionX after determining the fair value of ChampionX’s assets and liabilities. The final purchase price allocation may be different than the preliminary one reflected in the unaudited pro forma purchase price allocation presented in this prospectus, and this difference may be material.

The unaudited pro forma combined financial information does not reflect the costs of any integration activities or transaction-related costs or incremental capital expenditures that Apergy management believes are necessary to realize the anticipated synergies from the Transactions. Accordingly, the unaudited pro forma combined financial information included in this prospectus does not reflect what the combined company’s results of operations or operating condition would have been had Apergy and ChampionX been a consolidated entity during all periods presented, or what the combined company’s results of operations and financial condition will be in the future.

Apergy and the ChampionX Business may have difficulty attracting, motivating and retaining executives and other employees in light of the Transactions.

Uncertainty about the effect of the Transactions on current Apergy employees and/or ChampionX Employees may have an adverse effect on Apergy and the ChampionX Business. This uncertainty may impair Apergy’s and the ChampionX Business’ ability to attract, retain and motivate personnel until the Transactions are completed. Employee retention may be particularly challenging during the pendency of the Transactions, as employees may feel uncertain about their future roles with Apergy or the ChampionX Business after their combination. If large numbers of employees, or a concentration of critical employees of Apergy or the ChampionX Business depart because of issues relating to the uncertainty or perceived difficulties of integration or a desire not to become employees of Apergy after the Transactions, Apergy’s ability to realize the anticipated benefits of the Transactions could be reduced.

The Separation Agreement limits the combined company’s ability to engage in certain activities competitive with Ecolab.

The Separation Agreement includes non-compete provisions pursuant to which Apergy generally agreed to not compete in the Water and Downstream Field businesses of Ecolab for five years following the Distribution subject to certain exceptions set forth in the Separation Agreement. See “The Transaction Agreements—The Separation Agreement—Covenant Not to Compete.” The foregoing restrictions may limit the combined company’s ability to engage in certain activities, may potentially lead to disputes and may materially and adversely affect the business, financial condition and results of operations of the combined company.

The trading prices of Apergy common stock may not be an appropriate proxy for the prices of ChampionX common stock.

The calculated per-share value for ChampionX common stock is based on the trading prices for Apergy common stock, which may not be an appropriate proxy for the prices of ChampionX common stock. There is currently no trading market for ChampionX common stock. Ecolab believes, however, that the trading prices for Apergy common stock are an appropriate proxy for the trading prices of ChampionX common stock because immediately following the consummation of this Exchange Offer, Merger Sub will be merged with and into ChampionX, whereby ChampionX will continue as the surviving corporation and a wholly owned subsidiary of Apergy. In the Merger, each outstanding share of ChampionX common stock will be cancelled and retired and will cease to exist and the holders of shares of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will receive the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Apergy common stock equal to the Merger Exchange Ratio. In addition, ChampionX will authorize the issuance of a number of shares of ChampionX common stock such that the total number of shares of ChampionX common stock outstanding immediately prior to the Distribution will be that number that results in the Merger Exchange Ratio equaling one. As a result, each share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into one share of Apergy common stock in the Merger. There can be no assurance, however, that Apergy common stock after the issuance of shares of Champion common stock and the Merger will trade on the same basis as Apergy common stock trades prior to the Transactions. In addition, it is possible that the trading prices of Apergy common stock prior to consummation of the Merger will not fully reflect the anticipated value of Apergy common stock after the Merger. For example, trading prices of Apergy common stock on the Valuation Dates could reflect some uncertainty as to the timing or consummation of the Merger or could reflect trading activity by investors seeking to profit from market arbitrage.

Risks Related to this Exchange Offer

Tendering Ecolab stockholders may receive a reduced premium or may not receive any premium in this Exchange Offer.

This Exchange Offer is designed to permit you to exchange your shares of Ecolab common stock for shares of ChampionX common stock at a [    ]% discount to the per-share value of ChampionX common stock, calculated as set forth in this prospectus. Stated another way, for each $100 of your Ecolab common stock accepted for exchange in this Exchange Offer, you will receive approximately $[    ] of ChampionX common stock (subject to the exception described below). The value of the Ecolab common stock will be based on the calculated per-share value of Ecolab common stock on the NYSE and the value of the shares of ChampionX common stock will be based on the calculated per-share value of Apergy common stock on the NYSE, in each case determined by reference to the simple arithmetic average of the daily VWAP on each of the Valuation Dates.

The number of shares you can receive is, however, subject to an upper limit of [    ] shares of ChampionX common stock for each share of Ecolab common stock accepted for exchange in this Exchange Offer. As a result, you may receive less than $[    ] of ChampionX common stock for each $100 of Ecolab common stock, depending on the calculated per-share value of Ecolab common stock and the calculated per-share value of ChampionX common stock at the expiration date. Because of the limit on the number of shares of ChampionX common stock you will receive in this Exchange Offer, if there is a drop of sufficient magnitude in the trading price of Apergy common stock relative to the trading price of Ecolab common stock, and/or if there is an increase of sufficient magnitude in the trading price of Ecolab common stock relative to the trading price of Apergy common stock, you may not receive $[    ] of ChampionX common stock for each $100 of Ecolab common stock, and could receive much less.

For example, if the calculated per-share value of Ecolab common stock was $[    ] (the highest closing price for Ecolab common stock on the NYSE during the three-month period prior to commencement of this Exchange Offer) and the calculated per-share value of ChampionX common stock was $[    ] (the lowest closing price for Apergy common stock on the NYSE during that three-month period), the value of ChampionX common stock, based on the Apergy common stock price, received for shares of Ecolab common stock accepted for exchange would be approximately $[    ] for each $100 of Ecolab common stock accepted for exchange.

This Exchange Offer does not provide for a minimum exchange ratio. See “Exchange Offer—Terms of This Exchange Offer.” If the upper limit on the number of shares of ChampionX common stock that can be received for each share of Ecolab common stock tendered and accepted for exchange is in effect, then the exchange ratio will be fixed at the upper limit.

For example, if the trading price of Ecolab common stock were to increase during the last two full trading days of this Exchange Offer, the average Ecolab stock price used to calculate the exchange ratio would likely be lower than the closing price of shares of Ecolab common stock on the last full trading day prior to the expiration date of this Exchange Offer. As a result, you would receive fewer shares of ChampionX common stock, and therefore effectively fewer shares of Apergy common stock, for each $100 of shares of Ecolab common stock than you would have if the average Ecolab stock price were calculated on the basis of the closing price of shares of Ecolab common stock on the last full trading day prior to the expiration date of this Exchange Offer or on the basis of an averaging period that includes the last two full trading days prior to the expiration of this Exchange Offer. Similarly, if the trading price of Apergy common stock were to decrease during the last two full trading days prior to the expiration of this Exchange Offer, the average Apergy stock price used to calculate the exchange ratio would likely be higher than the closing price of Apergy common stock on the last full trading day prior to the expiration date. This could also result in your receiving fewer shares of ChampionX common stock, and therefore effectively fewer shares of Apergy common stock, for each $100 of Ecolab common stock than you would have received if the average Apergy common stock price were calculated on the basis of the closing price of Apergy common stock on the last full trading day prior to the expiration date or on the basis of an averaging period that included the last two full trading days prior to the expiration of this Exchange Offer.

In addition, there is no assurance that holders of shares of Ecolab common stock that are exchanged for shares of ChampionX common stock in this Exchange Offer will be able to sell the shares of Apergy common stock after receipt in the Merger at prices comparable to the calculated per-share value of ChampionX common stock at the expiration date. For example, in the event that this Exchange Offer is not fully subscribed, Ecolab will distribute in the clean-up spin-off the remaining shares of ChampionX common stock that will convert into Apergy common stock in the Merger. Ecolab stockholders who receive Apergy common stock as a result of the clean-up spin-off (in the event this Exchange Offer is not fully subscribed) and the Merger may not want to be Apergy common stock holders and may sell those shares immediately in the public market. It is also possible that some Ecolab stockholders will sell the Apergy common stock they receive if, for reasons such as Apergy’s business profile or market capitalization, Apergy does not fit their investment objectives, or in the case of index funds, Apergy is not a participant in the index in which they are investing. The sales of significant amounts of Apergy common stock relating to the above events or the perception in the market that such sales will occur may decrease the market price of Apergy’s common stock.

Following the conversion of shares of ChampionX common stock into shares of Apergy common stock in the Merger, the former holders of shares of ChampionX common stock may experience a delay prior to receiving their shares of Apergy common stock or their cash in lieu of fractional shares, if any.

Following the conversion of shares of ChampionX common stock into shares of Apergy common stock, the former holders of shares of ChampionX common stock will receive their shares of Apergy common stock or cash in lieu of fractional shares, if any, only upon surrender of all necessary documents, duly executed, to the Exchange Offer agent. Until the distribution of the shares of Apergy common stock to the individual stockholder has been completed, the relevant holder of shares of Apergy common stock will not be able to sell its shares of Apergy common stock. Consequently, in case the market price for Apergy common stock should decrease during that period, the relevant stockholder would not be able to stop any losses by selling the shares of Apergy common stock. Similarly, the former holders of shares of ChampionX common stock who receive cash in lieu of fractional shares will not be able to invest the cash until the distribution to the relevant stockholder has been completed, and they will not receive interest payments for this time period.

Ecolab stockholders’ investment will be subject to different risks if this Exchange Offer is completed.

•

If an Ecolab stockholder validly tenders all of that stockholder’s shares of Ecolab common stock and this Exchange Offer is not oversubscribed, then, upon completion of this Exchange Offer and the Merger, that stockholder will no longer have an interest in Ecolab, but instead will directly own an interest in Apergy. As a result, that stockholder’s investment will be subject exclusively to risks associated with Apergy and not risks associated solely with Ecolab.

•

If an Ecolab stockholder validly tenders all of that stockholder’s shares of Ecolab common stock and this Exchange Offer is oversubscribed, then that stockholder’s tender of shares of Ecolab common stock will be subject to the proration procedures described in “Exchange Offer—Terms of This Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Ecolab Common Stock.” As a result, unless that stockholder’s tendered shares constitutes an odd lot (i.e., fewer than 100 shares), upon completion of this Exchange Offer and the Merger, that stockholder will own an interest in both Ecolab and Apergy, and that stockholder’s investment will be subject to risks associated with both Ecolab and Apergy.

•

If an Ecolab stockholder validly tenders some, but not all, of that stockholder’s shares of Ecolab common stock, then, upon completion of this Exchange Offer, regardless of whether this Exchange Offer is fully subscribed, the number of shares of Ecolab common stock that stockholder owns will decrease (unless that stockholder otherwise acquires shares of Ecolab common stock), while the number of shares of ChampionX common stock, and therefore effectively shares of Apergy common stock, that stockholder owns will increase. As a result, that stockholder’s investment will be subject to risks associated with both Ecolab and Apergy.

•

In addition to the consequences of this Exchange Offer described above, in the event that this Exchange Offer is not fully subscribed, Ecolab stockholders that remain stockholders of Ecolab following the completion of this Exchange Offer will receive shares of Apergy common stock (although they may instead receive only cash in lieu of a fractional share) when Ecolab completes the clean-up spin-off and ChampionX completes the Merger. As a result, their investment will be subject to risks associated with both Ecolab and Apergy.

Whether or not Ecolab stockholders tender their shares of Ecolab common stock, any Ecolab shares they hold after the completion of this Exchange Offer will reflect a different investment from the investment they previously held because Ecolab will no longer own the ChampionX Business.

Risks Related to the Combined Company’s Business Following the Transactions

Sales of Apergy common stock after the Transactions may negatively affect the market price of Apergy common stock.

The shares of Apergy common stock to be issued in the Transactions to holders of shares of ChampionX common stock will generally be eligible for immediate resale. The market price of Apergy common stock could decline as a result of sales of a large number of shares of Apergy common stock in the market after the consummation of the Transactions or even the perception that these sales could occur.

It is expected that upon completion of the Transactions, ChampionX equityholders will hold approximately 62% of Apergy’s common stock on a fully-diluted basis and Apergy equityholders will hold approximately 38% of Apergy’s common stock on a fully-diluted basis. Currently, Ecolab stockholders may include index funds that have performance tied to certain stock indices and institutional investors subject to various investing guidelines.

Because Apergy may not be eligible to be included in these indices following the consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors and index funds, such investors and index funds may decide to or may be required to sell the shares of Apergy common stock that they receive in the Transactions. In addition, the investment fiduciaries of Ecolab’s defined contribution plans may decide to sell any shares of Apergy common stock that the trusts for these plans receive in the Transactions, or may decide not to participate in this Exchange Offer, in response to their fiduciary obligations under applicable law. These sales, or the possibility that these sales may occur, may also make it more difficult for Apergy to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

Trends in crude oil and natural gas prices may affect the drilling and production activity, profitability and financial stability of the combined company’s customers and therefore the demand for, and profitability of the combined company’s products and services, which could have a material adverse effect on the combined company’s business, results of operations and financial condition.

The oil and gas industry is cyclical in nature and experiences periodic downturns of varying length and severity. The oil and gas industry experienced a significant downturn in 2015 and 2016 as a result of a sharp decline in crude oil prices. Crude oil prices slightly recovered in late 2016 and into 2017, but experienced a volatile decline again during late 2018. Price volatility continued throughout 2019 and, partially due to the emergence of the COVID-19 pandemic and failure of the Organization of the Petroleum Exporting Countries (“OPEC”) and other major producers to agree on production cuts, has become more extreme in 2020. Demand for the combined company’s products and services is sensitive to the level of capital spending by oil and natural gas companies and the corresponding drilling and production activity. The level of drilling and production activity is directly affected by trends in crude oil and natural gas prices, which are influenced by numerous factors affecting the supply and demand for oil and gas, including:

•	worldwide economic activity including disruption to global trade;

•	the level of exploration and production activity;

•	interest rates and the cost of capital;

•	environmental regulation;

•	federal, state and foreign policies and regulations regarding current and future exploration and development of oil and gas;

•	the ability and/or desire of OPEC and other major producers to set and maintain production levels and influence pricing;

•	the cost of exploring and producing oil and gas;

•	the pace of adoption and cost of developing alternative energy sources;

•	the availability, expiration date and price of onshore and offshore leases;

•	the discovery rate of new oil and gas reserves in onshore and offshore areas;

•	the success of drilling for oil and gas in unconventional resource plays such as shale formations;

•	the depletion rate of existing wells in productions;

•	takeaway capacity within producing basins;

•	alternative opportunities to invest in onshore exploration and production opportunities;

•	domestic and global political and economic uncertainty, socio-political unrest and instability, terrorism or hostilities;

•	the recent COVID-19 pandemic or other health pandemics and epidemics;

•	technological advances; and

•	weather conditions.

Many of these factors are beyond the combined company’s control. For example, in March 2020, members of OPEC and Russia considered extending their previously agreed oil production cuts and potentially making additional oil production cuts. However, these negotiations were unsuccessful. As a result, Saudi Arabia announced a significant reduction in its export prices and Russia announced the expiration of all agreed oil production cuts between members of OPEC and Russia. Following these announcements, and also as a result of the increased global scale and severity of the COVID-19 outbreak during this period, global oil and natural gas prices declined sharply. While a deal to cut production has since been announced by OPEC and its allies, the situation has resulted in a significant downturn in the industry.

Apergy expects continued volatility in both crude oil and natural gas prices, as well as in the level of drilling and production related activities. The combined company’s ability to regulate its operating activities in response to lower oilfield service activity levels during periodic industry downturns will be important to its business, results of operations and prospects. However, a significant downturn in the industry could result in the reduction in demand for the combined company’s products and services and could have a material adverse effect on its business, results of operations, financial condition and cash flows.

The combined company might be unable to successfully compete with other companies in its industry.

The markets in which Apergy and the ChampionX Business operate, and the combined company will operate, are highly competitive. The principal competitive factors in Apergy’s and the ChampionX Business’s markets are, and the combined company’s markets will be, customer service, product quality and performance, price, breadth of product offering, market expertise and innovation. In some of Apergy’s and the ChampionX Business’s product and service offerings, Apergy and ChampionX compete with the oil and gas industry’s largest oilfield service providers. These large national and multi-national companies may have longer operating histories, greater brand recognition, and a stronger presence in geographic markets than us. They may also have more robust financial and technical capabilities. In addition, Apergy and the ChampionX Business compete, and the combined company will compete, with many smaller companies capable of effectively competing on a regional or local basis. The combined company’s competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. Many contracts are awarded on a bid basis, which further increases competition based on price. As a result of the competitive environment in which it operates, the combined company may lose market share, be unable to maintain or increase prices for its products and services, or be unable to acquire additional business opportunities, which could have a material adverse effect on its business, results of operations, financial condition and cash flows.

If the combined company is unable to develop new products and technologies, its competitive position may be impaired, which could materially and adversely affect its sales and market share.

The markets in which Apergy and the ChampionX Business operate, and the combined company will operate, are characterized by changing technologies and the introduction of new products and services. As a result, the combined company’s success is dependent upon its ability to develop or acquire new products and services on a cost-effective basis, to introduce them into the marketplace in a timely manner, and to protect and maintain critical intellectual property assets related to these developments. Difficulties or delays in research, development or production of new products and technologies, or failure to gain market acceptance of new products and technologies, may significantly reduce future revenue and materially and adversely affect the combined company’s competitive position. While the combined company intends to continue to commit financial resources and effort to the development of new products and services, it may not be able to successfully differentiate its products and services from those of its competitors. The combined company’s customers may not consider its proposed products and services to be of value to them or may not view them as superior to its competitors’ products and services. In addition, the combined company’s competitors or customers may develop new technologies which address similar or improved solutions to the combined company’s existing technologies. Further, the combined company may not be able to adapt to evolving markets and technologies, develop new products, achieve and maintain technological advantages or protect technological advantages through intellectual property rights. If the combined company does not successfully compete through the development and introduction of new products and technologies, its business, results of operations, financial condition and cash flows could be materially adversely affected.

The combined company could lose customers or generate lower revenue, operating profits and cash flows if there are significant increases in the cost of raw materials or if it is unable to obtain raw materials.

Apergy purchases, and the combined company will purchase, raw materials, sub-assemblies and components for use in manufacturing operations, which exposes it to volatility in prices for certain commodities. Significant price increases for these commodities could adversely affect the combined company’s operating profits. While the combined company will generally attempt to mitigate the impact of increased raw material prices by endeavoring to make strategic purchasing decisions, broadening its supplier base and passing along increased costs to customers, there may be a time delay between the increased raw material prices and the ability to increase the prices of products. Additionally, the combined company may be unable to increase the prices of products due to a competitor’s pricing pressure or other factors. While raw materials are generally available now, the inability to obtain necessary raw materials could affect the combined company’s ability to meet customer commitments and satisfy market demand for certain products. Certain of Apergy’s and the ChampionX Business’s product lines depend on a limited number of third-party suppliers and vendors. The ability of these third parties to deliver raw materials may be affected by events beyond Apergy’s and the ChampionX Business’s control. In addition, public health threats, such as the coronavirus, severe influenza and other highly communicable viruses or diseases could limit access to vendors and their facilities, or the ability to transport raw materials from the combined company’s vendors, which would adversely affect the combined company’s ability to obtain necessary raw materials for certain of its products. Consequently, a significant price increase in raw materials, or their unavailability, may result in a loss of customers and adversely impact the combined company’s business, results of operations, financial condition and cash flows.

Federal, state and local legislative and regulatory initiatives relating to oil and gas development and the potential for related litigation could result in increased costs and additional operating restrictions or delays for the combined company’s customers, which could reduce demand for the combined company’s products and negatively impact the combined company’s business, financial condition and results of operations.

Environmental laws and regulations could limit the combined company’s customers’ exploration and production activities. Although Apergy and the ChampionX Business do not directly engage in drilling or hydraulic fracturing activities, Apergy and the ChampionX Business provide products and services to operators in the oil and gas industry. There has been significant growth in opposition to oil and gas development both in the United States and globally. This opposition is focused on attempting to limit or stop hydrocarbon development in certain areas. Examples of such opposition include: (i) efforts to reduce access to public and private lands, (ii) delaying or canceling permits for drilling or pipeline construction, (iii) limiting or banning industry techniques such as hydraulic fracturing, and/or adding restrictions on the use of water and associated disposal, (iv) delaying or denying air-quality permits, and (v) advocating for increased regulations, punitive taxation, or citizen ballot initiatives or moratoriums on industry activity.

In addition, various state and local governments have implemented, or are considering, increased regulatory oversight of oil and gas development through additional permitting requirements, operational restrictions, including on the time, place and manner of drilling activities, disclosure requirements and temporary or permanent bans on hydraulic fracturing or other facets of crude oil and natural gas exploration and development in certain areas such as environmentally sensitive watersheds. Increased regulation and opposition to oil and gas activities could increase the potential for litigation concerning these activities, and could include companies who provide products and services used in hydrocarbon development, such as Apergy’s.

The adoption of new laws or regulations at the federal, state, or local levels imposing reporting obligations, or otherwise limiting or delaying hydrocarbon development, could make it more difficult to complete oil and gas wells, increase the combined company’s customers’ costs of compliance and doing business, and otherwise adversely affect the oil and gas activities they pursue. Such developments could negatively impact demand for the combined company’s products and services. In addition, heightened political, regulatory and public scrutiny, including lawsuits, could expose the combined company or the combined company’s customers to increased legal and regulatory proceedings, which could be time-consuming, costly, or result in substantial legal liability or significant reputational harm. The combined company could be directly affected by adverse litigation or indirectly affected if the cost of compliance or the risks of liability limit the ability or willingness of the combined company’s customers to operate. Such costs and scrutiny could directly or indirectly, through reduced demand for the combined company’s products and services, have a material adverse effect on the combined company’s business, results of operations, financial condition and cash flows.

The combined company and its customers will be subject to extensive environmental and health and safety laws and regulations that may increase the combined company’s costs, limit the demand for its products and services or restrict its operations.

The combined company’s operations and the operations of the combined company’s customers will be subject to numerous and complex federal, state, local and foreign laws and regulations relating to the protection of human health, safety and the environment. These laws and regulations may adversely affect the combined company’s customers by limiting or curtailing their exploration, drilling and production activities, the products and services it designs, markets and sells and the facilities where it manufactures its products. For example, the combined company’s operations and the operations of the combined company’s customers will be subject to numerous and complex laws and regulations that, among other things: may regulate the management and disposal of hazardous and non-hazardous wastes; may require acquisition of environmental permits related to its operations; may restrict the types, quantities and concentrations of various materials that can be released into the environment; may limit or prohibit operational activities in certain ecologically sensitive and other protected areas; may regulate specific health and safety criteria addressing worker protection; may require compliance with operational and equipment standards; may impose testing, reporting and record-keeping requirements; and may require remedial measures to mitigate pollution from former and ongoing operations. Sanctions for noncompliance with such laws and regulations may include revocation of permits, corrective action orders, administrative or civil penalties, criminal prosecution and the imposition of injunctions to prohibit certain activities or force future compliance.

Some environmental laws and regulations provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, the combined company or its customers may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws and regulations may expose the combined company or its customers to liability for the conduct of or conditions caused by others, or for the combined company’s acts or for the acts of the combined company’s customers that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines or expenditures that could be material to the combined company’s business, results of operations, financial condition and cash flows.

Environmental laws and regulations, and the interpretation and enforcement thereof, frequently change, and have tended to become more stringent over time. New laws and regulations may have a material adverse effect on the combined company’s customers by limiting or curtailing their exploration, drilling and production activities, which may adversely affect the combined company’s operations by limiting demand for the combined company’s products and services. Additionally, the implementation of new laws and regulations may have a material adverse effect on the combined company’s operating results by requiring the combined company to its operations or products or shut down some or all of its facilities.

Numerous proposals have been made, and are likely to continue to be made, at various levels of government to monitor and limit emissions of greenhouse gases (“GHG”). Past sessions of the U.S. Congress considered, but did not enact, legislation to address climate change. The EPA and other federal agencies previously issued regulations that aim to reduce GHG emissions; however, the current administration has generally indicated an interest in scaling back or rescinding regulations addressing GHG emissions, including those affecting the U.S. oil and gas industry. It is difficult to predict the extent to which such policies will be implemented or the outcome of any related litigation. Any regulation of GHG emissions could result in increased compliance costs or additional operating restrictions for the combined company and/or its customers and limit or curtail exploration, drilling and production activities of the combined company’s customers, which could directly or indirectly, through reduced demand for the combined company’s products and services, adversely affect the combined company’s business, results of operations, financial condition and cash flows.

The combined company’s growth and results of operations may be adversely affected if it is unable to complete third party acquisitions on acceptable terms.

Over time, it is expected that the combined company will acquire value creating, add-on capabilities that broaden its existing technological, geographic and cost position, thereby complementing the combine company’s businesses. However, there can be no assurance that the combined company will be able to find suitable opportunities to purchase or to acquire such capabilities on acceptable terms. If the combined company is unsuccessful in its acquisition efforts, its revenue growth could be adversely affected. In addition, the combined company will face the risk that a completed acquisition may underperform relative to expectations. The combined company may not achieve the synergies originally anticipated, may become exposed to unexpected liabilities, or may not be able to sufficiently integrate completed acquisitions into its then current business and growth model. These factors could potentially have an adverse impact on the combined company’s business, results of operations, financial condition and cash flows.

The combined company’s products will be used in operations that are subject to potential hazards inherent in the oil and gas industry and, as a result, it is exposed to potential liabilities that may affect its financial condition and reputation.

Apergy’s products are, and the combined company’s products will be, used in potentially hazardous drilling, completion and production applications in the oil and gas industry where an accident or a failure of a product can potentially have catastrophic consequences. Risks inherent in these applications, such as equipment malfunctions and failures, equipment misuse and defects, explosions, blowouts and uncontrollable flows of oil, natural gas or well fluids can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, surface and drinking water resources, equipment and the environment. While Apergy currently maintains insurance protection against some of these risks and seek to obtain indemnity agreements from its customers requiring them to hold it harmless from some of these risks, Apergy’s current insurance and contractual indemnity protection may not be sufficient or effective enough to protect it under all circumstances or against all risks. The occurrence of a significant event not fully insured or indemnified against, or the failure of a customer to meet its indemnification obligations to Apergy could adversely affect Apergy’s business, results of operations, financial condition and cash flows.

The combined company’s industry is undergoing continuing consolidation that may impact its results of operations.

The oil and gas industry continues to experience consolidation and as a result, some of Apergy’s largest customers have consolidated and are using their size and purchasing power to seek economies of scale and pricing concessions. This consolidation may result in reduced capital spending by some of the combined company’s customers or the acquisition of one or more of the combined company’s primary customers, which may lead to decreased demand for the combined company’s products and services. There is no assurance that the combined company will be able to maintain its level of sales to a customer that has consolidated, or replace that revenue with increased business activity with other customers. As a result, the acquisition of one or more of the combined company’s primary customers may have a significant adverse impact on the combined company’s business, results of operations, financial condition and cash flows. Apergy is unable to predict what effect consolidations in the industry may have on prices, capital spending by the combined company’s customers, the combined company’s selling strategies, the combined company’s competitive position, the combined company’s ability to retain customers or the combined company’s ability to negotiate favorable agreements with its customers.

Apergy and the ChampionX Business are subject to information technology, cybersecurity and privacy risks.

Apergy depends on, and the combined company will depend on, various information technologies and other products and services to store and process information and otherwise support its business activities. Apergy also manufactures and sells hardware and software to provide monitoring, controls and optimization of customer critical assets in oil and gas production and distribution. In addition, certain of ChampionX’s customer offerings include digital components, such as remote monitoring of certain customer operations. Apergy also provides services to maintain these systems. Additionally, Apergy’s operations rely, and the combined company’s operations will rely, upon partners, vendors and other third-party providers of information technology and other products and services. If any of these information technologies, products or services are damaged, cease to properly function, are breached due to employee error, malfeasance, system errors, or other vulnerabilities, or are subject to cybersecurity attacks, such as those involving unauthorized access, malicious software and/or other intrusions, Apergy and the combined company or their respective partners, vendors or other third parties could experience: (i) production downtimes, (ii) operational delays, (iii) the compromising of confidential, proprietary or otherwise protected information, including personal and customer data, (iv) destruction, corruption, or theft of data, (v) security breaches, (vi) other manipulation, disruption, misappropriation or improper use of its systems or networks, (vii) financial losses from remedial actions, (viii) loss of business or potential liability, (ix) adverse media coverage, and (x) legal claims or legal proceedings, including regulatory investigations and actions, and/or damage to its reputation. While Apergy and ChampionX attempt to mitigate these risks by employing a number of measures, including employee training, technical security controls and maintenance of backup and protective systems, Apergy’s, the combined company’s and each of their respective partners’, vendors’ and other third-parties’ systems, networks, products and services remain potentially vulnerable to known or unknown cybersecurity attacks and other threats, any of which could have a material adverse effect on Apergy’s or the combined company’s business, results of operations, financial condition and cash flows.

The combined company will be subject to risks relating to existing international operations and expansion into new geographical markets.

The combined company will focus on expanding sales globally as part of its overall growth strategy and expect sales from outside the United States to continue to represent a significant portion of its revenue. Apergy’s and the combined company’s international operations and Apergy’s global expansion strategy are subject to general risks related to such operations, including:

•	political, social and economic instability and disruptions;

•	government export controls, economic sanctions, embargoes or trade restrictions;

•	the imposition of duties and tariffs and other trade barriers;

•	limitations on ownership and on repatriation or dividend of earnings;

•	transportation delays and interruptions;

•	labor unrest and current and changing regulatory environments;

•	increased compliance costs, including costs associated with disclosure requirements and related due diligence;

•	difficulties in staffing and managing multi-national operations;

•	limitations on Apergy’s and the combined company’s ability to enforce legal rights and remedies;

•	access to or control of networks and confidential information due to local government controls and vulnerability of local networks to cyber risks; and

•	fluctuations in foreign currency exchange rates.

If the combined company is unable to successfully manage the risks associated with expanding its global business or adequately manage operational risks of its existing international operations, these risks could have a material adverse effect on the combined company’s growth strategy into new geographical markets, the combined company’s reputation, the combined company’s business, results of operations, financial condition and cash flows.

The combined company’s reputation, ability to do business and results of operations may be impaired by improper conduct by or disputes with any of its employees, agents or business partners and it will have an increased compliance burden with respect to, and risk of violations of, anti-bribery, trade control, trade sanctions, anti-corruption and similar laws.

Apergy’s operations require, and the combined company’s operations will require, it to comply with a number of U.S. and international laws and regulations, including those governing payments to government officials, bribery, fraud, anti-kickback and false claims, competition, export and import compliance, money laundering and data privacy, as well as the improper use of proprietary information or social media. In particular, Apergy’s international operations are, and the combined company’s international operations will be, subject to the regulations imposed by the Foreign Corrupt Practices Act and the United Kingdom Bribery Act 2010 as well as anti-bribery and anti-corruption laws of various jurisdictions in which Apergy operates. While Apergy strives to maintain high standards, it cannot provide assurance that its internal controls and compliance systems will always protect it from acts committed by Apergy’s or the combined company’s employees, agents or business partners that would violate such U.S. or international laws or regulations or fail to protect Apergy’s and the combined company’s confidential information. Any such violations of law or improper actions could subject the combined company to civil or criminal investigations in the United States or other jurisdictions, could lead to substantial civil or criminal, monetary and non-monetary penalties and related stockholder lawsuits, could lead to increased costs of compliance and could damage the combined company’s reputation, business, results of operations, financial condition and cash flows. ChampionX’s significant international business will increase corruption risks for the combined company, relative to Apergy as a standalone company.

Additionally, Apergy conducts, and the combined company will conduct, some operations through joint ventures in which unaffiliated third parties may control or have significant influence on the operations of the joint venture. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions, the joint venture operating in a manner that is contrary to Apergy’s preference or in failures to agree on major issues. These factors could have a material adverse effect on the business and results of operations of Apergy’s joint ventures and, in turn, Apergy’s or the combined company’s business and consolidated results of operations.

Tariffs and other trade measures could adversely affect the combined company’s results of operations, financial position and cash flows.

In 2019, the U.S. government continued to impose tariffs on steel and aluminum and a broad range of other products imported into the United States. In response to the tariffs imposed by the U.S. government, the European Union, Canada, Mexico, India and China have announced tariffs on U.S. goods and services. The new tariffs have increased Apergy’s material input costs, and any further trade restrictions, retaliatory trade measures and additional tariffs could result in higher input costs to the combined company’s products. The combined company may not be able to fully mitigate the impact of these increased costs or pass price increases on to its customers. While tariffs and other retaliatory trade measures imposed by other countries on U.S. goods have not yet had a significant impact on Apergy’s business or results of operations, it cannot predict further developments, and such existing or future tariffs could have a material adverse effect on the combined company’s results of operations, financial position and cash flows.

Changes in domestic and foreign governmental laws, regulations and policies, risks associated with emerging markets, changes in statutory tax rates and laws, and unanticipated outcomes with respect to tax audits could adversely affect the combined company’s business, profitability and reputation.

Apergy’s and the combined company’s domestic and international sales and operations are subject to risks associated with changes in laws, regulations and policies (including environmental and employment regulations, export/import laws, tax policies such as export subsidy programs and research and experimentation credits, carbon emission regulations and other similar programs). Failure to comply with any of the foregoing laws, regulations and policies could result in civil and criminal, monetary and non-monetary penalties, as well as damage to Apergy’s reputation. In addition, Apergy cannot provide assurance that its costs of complying with new and evolving regulatory reporting requirements and current or future laws, including environmental protection, employment, data security, data privacy and health and safety laws, will not exceed Apergy’s estimates. In addition, Apergy has made investments in certain countries, including Argentina, Australia, Bahrain, Colombia and Oman, and ChampionX has made investments in certain countries, including Angola, Azerbaijan, Equatorial Guinea, Ghana, India, Kazakhstan, Malaysia, Nigeria, Russia, Saudi Arabia and the United Arab Emirates, and the combined company may in the future invest in other countries, any of which may carry high levels of currency, political, compliance, or economic risk. While these risks or the impact of these risks are difficult to predict, any one or more of them could adversely affect the combined company’s business, results of operations and reputation.

Apergy is, and the combined company will be, subject to taxation in a number of jurisdictions. Accordingly, its effective tax rate is impacted by changes in the mix among earnings in countries with differing statutory tax rates. A material change in the statutory tax rate or interpretation of local law in a jurisdiction in which the combined company will have significant operations could adversely impact its effective tax rate and impact its financial results. For example, the U.S. bill commonly referred to as the Tax Cuts and Jobs Act (the “Tax Reform Act”), which was enacted on December 22, 2017, significantly changed U.S. tax law by, among other things, imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries and imposing limitations on the ability to deduct interest expense.

The combined company’s tax returns will be subject to audit and taxing authorities could challenge the combined company’s operating structure, taxable presence, application of treaty benefits or transfer pricing policies. If changes in statutory tax rates or laws or audits result in assessments different from amounts estimated, then Apergy’s business, results of operations, financial condition and cash flows may be adversely affected. In addition, changes in tax laws could have an adverse effect on Apergy’s customers, resulting in lower demand for Apergy’s products and services.

Failure to attract, retain and develop personnel for key management could have an adverse effect on the combined company’s results of operations, financial condition and cash flows.

The combined company’s growth, profitability and effectiveness in conducting its operations and executing its strategic plans depend in part on its ability to attract, retain and develop qualified personnel, align them with appropriate opportunities for key management positions and support for strategic initiatives. Additionally, during periods of increased investment in the oil and gas industry, competition to hire may increase and the availability of qualified personnel may be reduced. If the combined company is unsuccessful in its efforts to attract and retain qualified personnel, the combined company’s business, results of operations, financial condition, cash flows, market share and competitive position could be adversely affected. Additionally, the combined company could miss opportunities for growth and efficiencies.

The credit risks of the combined company’s customer base could result in losses.

Many of the combined company’s customers will be oil and gas companies that have faced or may in the future face liquidity constraints during adverse commodity price environments. These customers impact the combined company’s overall exposure to credit risk as they are also affected by prolonged changes in economic and industry conditions such as the current downturn in the oil and gas industry as a result of the lower crude oil and nature gas price environment. If a significant number of the combined company’s customers experience a prolonged business decline or disruptions, the combined company may incur increased exposure to credit risk and bad debts.

The loss of one or more significant customers could have an adverse impact on the combined company’s financial results.

The combined company’s customers will represent a combination of some of the largest operators in the oil and gas drilling and production markets, including major integrated, large, medium and small independents, and foreign national oil and gas companies, as well as oilfield equipment and service providers. In 2019, Apergy’s top 10 customers represented approximately 41% of total revenue. No customer accounted for net sales equal to 10 percent or more of Apergy’s total revenues for the years ended December 31, 2019, 2018 and 2017. In 2019, ChampionX’s top 10 customers represented approximately 43% of ChampionX combined net sales. No customer accounted for net sales equal to 10 percent or more of ChampionX’s total revenues for the years ended December 31, 2019, 2018 and 2017. While Apergy and ChampionX are not dependent on any one customer or group of customers, the loss of one or more of its significant customers could have an adverse effect on the combined company’s business, results of operations, financial condition and cash flows.

The inability to protect or obtain patent and other intellectual property rights could adversely affect the combined company’s revenue, operating profits and cash flows.

Apergy owns, and the combined company will own, patents, trademarks, licenses and other intellectual property related to its products and services, and Apergy continuously invests, and the combined company will continuously invest, in research and development that may result in innovations and intellectual property rights. Apergy employs, and the combined company will employ, various measures to develop, maintain and protect its innovations and intellectual property rights. These measures may not be effective in capturing intellectual property rights, and they may not prevent Apergy’s or the combined company’s intellectual property from being challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated, particularly in countries where intellectual property rights are not highly developed or protected. Unauthorized use of Apergy’s or the combined company’s intellectual property rights and any potential litigation Apergy or the combined company may initiate or have initiated against it in respect of its respective intellectual property rights could adversely impact Apergy’s or the combined company’s competitive position and have a negative impact on Apergy’s or the combined company’s business, results of operations, financial condition and cash flows.

A deterioration in the combined company’s future expected profitability or cash flows could result in an impairment of its recorded goodwill and intangible assets.

Apergy has significant goodwill and intangible assets recorded on its consolidated balance sheet. The valuation and classification of these assets and the assignment of useful lives to intangible assets involve significant judgments and the use of estimates. Impairment testing of goodwill and intangible assets requires significant use of judgment and assumptions, particularly as it relates to the determination of fair market value. A decrease in the long-term economic outlook and future cash flows of the combined company’s business could significantly impact asset values and potentially result in the impairment of intangible assets, including goodwill. Although fair values currently exceed carrying values for each reporting unit, the value of the combined company’s business could be unfavorably impacted by steep declines in revenue and order rates as drilling and production activity would be reduced due to sustained unfavorable crude oil prices and lower U.S. rig counts. Accordingly, sustained future economic declines could result in impairment charges that could have a material adverse effect on the combined company’s results of operations.

The combined company’s exposure to exchange rate fluctuations on cross-border transactions and the translation of local currency results into U.S. dollars could negatively impact its results of operations.

A portion of Apergy’s business is, and a portion of the combined company’s business will be, transacted and/or denominated in foreign currencies, and fluctuations in currency exchange rates could have a significant impact on Apergy’s results of operations, financial condition and cash flows, which are presented in U.S. dollars. Cross-border transactions, both with external parties and intercompany relationships, result in increased exposure to foreign exchange effects. Although the impact of foreign currency fluctuations on Apergy’s results of operations has historically not been material, significant changes in currency exchange rates, principally the Canadian Dollar, Australian Dollar, Argentinian Peso, Omani Rial, Colombian Peso, Euro, British Pound Sterling, Russian Ruble and Brazilian Real could negatively affect Apergy’s results of operations. Additionally, the strengthening of the U.S. dollar potentially exposes Apergy and the combined company to competitive threats from lower cost producers in other countries and could result in unfavorable translation effects as the results of foreign locations are translated into U.S. dollars for reporting purposes.

Effective January 31, 2020, the United Kingdom has formally left the European Union (commonly referred to as “Brexit”). The United Kingdom’s relationship with the European Union will no longer be governed by the European Union Treaties, but instead by the terms of the Withdrawal Agreement agreed between the United Kingdom and the European Union in late 2019. The Withdrawal Agreement provides for a “transition” period, which commenced the moment the United Kingdom left the European Union and is currently set to end on December 31, 2020. At the end of the transition period, there may be significant changes to the United Kingdom’s business environment. While the effects of Brexit will depend on any agreements the United Kingdom makes to retain access to European Union markets or the failure to reach such agreements, the uncertainties created by Brexit, any resolution between the United Kingdom and European Union countries or the failure to reach any such resolutions, could adversely affect the combined company’s relationships with customers, suppliers and could harm the combined company’s business and financial results due to fluctuations in the value of the British pound versus the U.S. dollar, the euro and other currencies. In addition, Brexit could result in delayed deliveries, which may adversely affect the combined company’s internal supply chain and the combined company’s ability to perform under customer contracts.

Natural disasters and unusual weather conditions could have an adverse impact on the combined company’s business.

The combined company’s business could be materially and adversely affected by natural disasters or severe weather conditions. Hurricanes, tropical storms, flash floods, blizzards, cold weather and other natural disasters or severe weather conditions could result in evacuation of personnel, curtailment of services, damage to equipment and facilities, interruption in transportation of products and materials and loss of productivity. For example, certain of the combined company’s manufactured products and components will be manufactured at a single facility, and disruptions in operations or damage to any such facilities could reduce the combined company’s ability to manufacture its products and satisfy customer demand. If the combined company’s customers are unable to operate or are required to reduce operations due to severe weather conditions, the combined company’s business could be adversely affected as a result of curtailed deliveries of its products and services.

The combined company’s indebtedness could adversely affect its financial condition and operating flexibility.

The combined company’s ability to make payments on and to refinance its indebtedness, as well as any future indebtedness that it may incur, will depend upon the level of cash flows generated by its operations, its ability to sell assets, availability under its revolving credit facility and its ability to access the capital markets and/or other sources of financing. The combined company’s ability to generate cash will be subject to general economic, industry, financial, competitive, legislative, regulatory and other factors that are beyond its control. If it is not able to repay or refinance its indebtedness as it becomes due, the combined company may be forced to sell assets or take other disadvantageous actions, including (i) reducing financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes or (ii) dedicating an unsustainable level of cash flow from operations to the payment of principal and interest on the indebtedness. In addition, the combined company’s ability to withstand competitive pressures and to react to changes in the oil and gas industry could be impaired.

The recent global coronavirus pandemic has led to periods of significant volatility in financial, commodities (including oil and gas) and other markets and could harm the business and results of operations for the combined company.

In December 2019, a coronavirus (COVID-19) was reported in China, and has since spread globally. In March 2020, the World Health Organization declared the coronavirus to be a pandemic. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the lasting impact of the coronavirus pandemic on the business of the combined company, and there is no guarantee that efforts by the combined company to address the adverse impacts of the coronavirus will be effective. The impact to date has included periods of significant volatility in financial, commodities and other markets, and has resulted in a significant decline in the trading price of Apergy’s common stock. This volatility, if it continues, could have an adverse impact on the combined company’s business, financial condition and results of operations. In particular, global markets for oil and gas have been and may continue to be impacted by the coronavirus pandemic and/or other events beyond the control of the combined company, and further volatility in commodity prices could have a negative impact on the economies of energy-dominant states in which Apergy and ChampionX conduct, and the combined company will conduct, significant business. As demand for oil and gas has declined as a result of the pandemic, Apergy and ChampionX’s customers have implemented various measures to address the decline in demand, including reducing orders for Apergy and ChampionX products and seeking price concessions.

In addition, the United States and other countries have implemented restrictions to address the pandemic, including disruptions or restrictions on Apergy’s and ChampionX’s employees’ ability to travel, and which could include temporary closures of Apergy’s or ChampionX’s facilities or the facilities of their suppliers or customers. Any disruption of the combined company’s facilities, suppliers or customers would likely impact the combined company’s sales and operating results. The extent to which the coronavirus could impact the combined company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information concerning the severity of COVID-19 and the actions to contain the novel coronavirus or treat its impact, among others.

The ChampionX Business’ subsidiaries are defendants in pending lawsuits alleging negligence and injury resulting from the use of COREXIT™ dispersant in response to the Deepwater Horizon oil spill, which could expose the ChampionX Business to monetary damages or settlement costs.

As described in “Information about the ChampionX Business—Legal Proceedings—Matters Related to Deepwater Horizon Incident Response,” certain entities that are or will become subsidiaries of ChampionX upon completion of the Transactions (collectively the “COREXIT Defendants”) are among the defendants in a number of class action and individual plaintiff lawsuits arising from the use of COREXIT™ dispersant in response to the Deepwater Horizon oil spill, which could expose the ChampionX Business to monetary damages or settlement costs. The plaintiffs in these matters have claimed damages under products liability, tort and other theories.

There currently remain three cases pending against the COREXIT Defendants. It is expected that they will be dismissed pursuant to a November 28, 2012 order granting the COREXIT Defendants’ motion for summary judgment. The ChampionX Business cannot predict whether there will be an appeal of the dismissal, the involvement the ChampionX Business might have in these matters in the future or the potential for future litigation. However, although ChampionX believes it has rights to contribution and/or indemnification from third parties in connection with these lawsuits, if an appeal by plaintiffs in these lawsuits is brought and won, these suits could have a material adverse effect on the ChampionX Business and its financial condition, results of operations or cash flows.

The COREXIT Defendants continue to sell the COREXIT™ oil dispersant product and previously sold product remains in the inventories of individual customers and oil spill response organizations. The ChampionX Business cannot predict the potential for future litigation with respect to such sales or inventory. However, if one or more of such lawsuits are brought and won, these suits could have a material adverse impact on the combined company’s financial results.

Restrictions imposed by Apergy and the combined company’s debt instruments may limit the ability of the combined company’s subsidiaries to operate their business and to finance their future operations or capital needs or to engage in other business activities.

The terms of the combined company’s debt instruments restrict certain of its subsidiaries from engaging in specified types of transactions. These covenants restrict the ability of Apergy, and its restricted subsidiaries, and upon consummation of the Merger, the combined company and its restricted subsidiaries, among other things, to:

•	incur or guarantee additional indebtedness;

•	pay dividends on capital stock or redeem, repurchase or retire capital stock or indebtedness, as applicable;

•	make investments, loans, advances and acquisitions;

•	create restrictions on the payment of dividends or other amounts by such restricted subsidiaries or subsidiaries, as the case may be;

•	engage in transactions with the combined company’s affiliates;

•	sell assets, including capital stock of subsidiaries;

•	consolidate or merge; and

•	create liens.

In addition, the debt instruments contain certain financial maintenance covenants. Apergy and the combined company’s ability to comply with these restrictions can be affected by events beyond its control, and Apergy or the combined company may not be able to maintain compliance with them. A breach of any of these covenants would be an event of default.

In the event of a default under any of the debt instruments, the lenders could elect to declare all amounts outstanding under such debt instruments to be immediately due and payable, or in the case of Apergy’s revolving credit facility, may terminate their commitments to lend additional money. If the indebtedness under any of Apergy’s debt instruments were to be accelerated, Apergy and the combined company’s assets may not be sufficient to repay such indebtedness in full. In addition, Apergy’s senior secured credit facilities are secured by substantially all of Apergy’s and its domestic subsidiaries’ assets. If an event of default occurs under Apergy’s debt instruments, the lenders could exercise their rights under the related security documents, and an event of default may be triggered under other debt instruments. Any acceleration of amounts due under Apergy’s debt instruments or the substantial exercise by the lenders of their rights under the security documents would have a material adverse effect on Apergy or the combined company.

Apergy has identified material weaknesses in internal control over financial reporting and, as a result, its internal control over financial reporting and disclosure controls and procedures are not effective.

Apergy has identified material weaknesses in its internal control over financial reporting as a result of which Apergy management has concluded that its internal control over financial reporting and its disclosure controls and procedures were not effective as of December 31, 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses relate to (a) the ineffective control environment due to a lack of a sufficient complement of personnel with the appropriate level of knowledge, experience and training at Apergy’s Artificial Lift business, (b) ineffective risk assessment component of internal control related to Apergy’s ESP subsidiary (which is part of the Artificial Lift business) as controls were not appropriately designed to ensure that the subsidiary, which was experiencing significant growth and turnover of personnel, had the proper resources to operate a complex business model, (c) a lack of controls designed and maintained within certain of the Artificial Lift businesses over the completeness, accuracy, occurrence or cut-off of revenue and within ESP over the valuation of accounts receivable, (d) a lack of controls maintained to ensure that journal entries were properly prepared with appropriate supporting documentation or were reviewed and approved appropriately to ensure the accuracy of journal entries at ESP, (e) a lack of controls designed and maintained over the completeness, accuracy, and existence or presentation and disclosure of inventory and fixed assets at ESP, and (f) a lack of controls designed and maintained over user roles within the general ledger system across Apergy, which defines the actions an individual can perform within the system.

Apergy management is currently in the process of developing and implementing a remediation plan to address these material weaknesses. Apergy expects to incur significant additional expenses in connection with implementing remedial measures. If these remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses or significant deficiencies in its internal control over financial reporting are identified or subsequently arise, Apergy’s or the combined company’s consolidated financial statements may contain material misstatements, and Apergy or the combined company may be required to restate its financial results, which could have a material adverse effect on its financial condition, results of operations or cash flows, restrict the ability to access the capital markets, require significant resources to correct the material weaknesses or deficiencies, subject Apergy or the combined company to fines, penalties or judgments, harm its reputation or otherwise cause a decline in investor confidence and cause a decline in the market price of its stock.

If securities or industry analysts who cover Apergy, Apergy’s business or Apergy’s market publish a negative report or change their recommendations regarding Apergy’s stock adversely, Apergy’s stock price and trading volume could decline.

The trading market for Apergy common stock is influenced by the research and reports that industry or securities analysts publish about Apergy, Apergy’s business, Apergy’s market or Apergy’s competitors. If any of the analysts who cover Apergy or may cover Apergy in the future publish a negative report or change their recommendation regarding Apergy’s stock adversely, or provide more favorable relative recommendations about Apergy’s competitors, Apergy’s stock price would likely decline.

Certain stockholders could attempt to influence changes within Apergy which could adversely affect Apergy’s operations, financial condition and the value of Apergy common stock.

Apergy’s stockholders may from time-to-time seek to acquire a controlling stake in Apergy, engage in proxy solicitations, advance stockholder proposals or otherwise attempt to effect changes. Campaigns by stockholders to effect changes at publicly-traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist stockholders can be costly and time-consuming, and could disrupt Apergy’s operations and divert the attention of the Apergy Board of Directors and senior management from the pursuit of its business strategies. These actions could adversely affect Apergy’s operations, financial condition and the value of Apergy common stock.

Anti-takeover provisions contained in Apergy’s certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Apergy’s certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by the Apergy Board of Directors. Apergy’s corporate governance documents include provisions:

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to Apergy common stock;

•	limiting the liability of, and providing indemnification to, Apergy’s directors and officers;

•	limiting the ability of Apergy’s stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of Apergy’s stockholders and for nominations of candidates for election to the Apergy Board of Directors;

•	controlling the procedures for the conduct and scheduling of Apergy Board of Directors and stockholder meetings;

•	providing the Apergy Board of Directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

•	restricting the forum for certain litigation brought against Apergy to Delaware; and

•

providing the Apergy Board of Directors with the exclusive right to determine the number of directors on the Apergy Board of Directors and the filling of any vacancies or newly created seats on the Apergy Board of Directors.

These provisions, alone or together, could delay hostile takeovers and changes in control of Apergy or changes in Apergy’s management.

As a Delaware corporation, Apergy is also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which generally prevents certain interested stockholders, including a person who beneficially owns 15% or more of Apergy’s outstanding common stock, from engaging in certain business combinations with Apergy within three years after the person becomes an interested stockholder unless certain approvals are obtained. Any provision of Apergy’s certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for Apergy’s stockholders to receive a premium for their shares of Apergy common stock, and could also affect the price that some investors are willing to pay for Apergy common stock.

The Apergy certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the exclusive forum for certain disputes between Apergy and its stockholders, which could limit stockholders’ ability to obtain a favorable judicial forum for disputes with Apergy. If this exclusive forum provision is found to be inapplicable or unenforceable, Apergy may not achieve the intended benefits of such provision.

The Apergy certificate of incorporation provides that, unless Apergy’s Board of Directors otherwise determines, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for each of the following: (1) any derivative action or proceeding brought on behalf of Apergy, (2) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, or stockholder, creditor or constituent of Apergy to Apergy or its stockholders, (3) any action asserting a claim against Apergy or any director or officer of Apergy arising pursuant to any provision of the DGCL, Apergy’s certificate of incorporation or Apergy’s bylaws or (4) any action against Apergy or any director or officer of Apergy asserting a claim governed by the internal affairs doctrine.

This forum selection provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable or cost-efficient for disputes with Apergy or any director, officer, employee or agent of Apergy, which may discourage such lawsuits, or increase the costs to a stockholder of bringing such lawsuits, against Apergy and such persons.

The enforceability of forum selection provisions in other companies’ certificates of incorporation, bylaws or similar governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in Apergy’s certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find this forum selection provision inapplicable or unenforceable, Apergy may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely impact Apergy’s operating or financial condition or performance.

See the section titled “Comparison of the Rights of Stockholders Before and After The Transactions—Exclusive Forum” beginning on page 243 for more information on this forum selection provision.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated by reference into this prospectus, includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed Transactions between Apergy, ChampionX and Ecolab. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed Transactions, the ability of the parties to complete the proposed Transactions, the expected benefits of the proposed Transactions, including future financial and operating results and strategic benefits, the tax consequences of the proposed Transactions, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others:

•

that one or more conditions to closing the Merger or the Distribution (including this Exchange Offer), including certain regulatory approvals, may not be satisfied or waived on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed Transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained;

•	the risk that the proposed Transactions may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all;

•	unexpected costs, charges or expenses resulting from the proposed Transactions;

•	uncertainty of the expected financial performance of the combined company following completion of the proposed Transactions;

•	risks related to disruption of management time from ongoing business operations due to the proposed Transactions;

•

failure to realize the anticipated benefits of the proposed Transactions, including as a result of delay in completing the proposed Transactions or integrating the businesses of Apergy and ChampionX, or at all;

•	the ability of the combined company to implement its business strategy;

•	difficulties and delays in the combined company achieving revenue and cost synergies;

•	the occurrence of any event that could give rise to termination of the proposed Transactions;

•

the risk that stockholder litigation in connection with the proposed Transactions or other settlements or investigations may affect the timing or occurrence of the proposed Transactions or result in significant costs of defense, indemnification and liability;

•	the effects of external events on the economy including COVID-19 or other pandemics;

•	evolving legal, regulatory and tax regimes;

•	changes in general economic and/or industry-specific conditions (including actions taken by OPEC);

•	actions by third parties, including government agencies;

•

Apergy’s ability to remediate the material weaknesses in internal control over financial reporting described in Part II, Item 9A—Controls and Procedures, in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019; and

•

other risk factors detailed from time to time in Apergy’s and Ecolab’s reports filed with the SEC, including Apergy’s and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking statements discussed in this prospectus may not occur. Other unknown or unpredictable factors could also have a material adverse effect on each of Ecolab’s, ChampionX’s and Apergy’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties, see the section of this prospectus entitled “Risk Factors.” As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. None of Ecolab, ChampionX or Apergy undertakes, and each expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its respective expectations, except as required by law.

EXCHANGE OFFER

Terms of This Exchange Offer

General

Ecolab is offering to exchange all shares of ChampionX common stock that are owned by Ecolab for shares of Ecolab common stock, at an exchange ratio to be calculated in the manner described below, on the terms and subject to the conditions and limitations described below and in the letter of transmittal (including the instructions thereto) filed as an exhibit to the registration statement of which this prospectus forms a part, that are validly tendered and not properly withdrawn before [    ], New York City time, on [    ], 2020, unless this Exchange Offer is extended or terminated. The last day on which tenders will be accepted, whether on [    ], 2020 or any later date to which this Exchange Offer is extended, is referred to in this prospectus as the “expiration date.” You may tender all, some or none of your shares of Ecolab common stock.

Ecolab currently expects that approximately 122.6 million shares of ChampionX common stock will be available in this Exchange Offer. The number of shares of Ecolab common stock that will be accepted for exchange if this Exchange Offer is completed will depend on the final exchange ratio, the number of shares of ChampionX common stock offered and the number of shares of Ecolab common stock tendered.

Ecolab’s obligation to complete this Exchange Offer is subject to important conditions that are described in “—Conditions to Consummation of this Exchange Offer.”

For each share of Ecolab common stock that you validly tender in this Exchange Offer and do not properly withdraw and that is accepted for exchange, you will receive a number of shares of ChampionX common stock at a [    ]% discount to the per-share value of Apergy common stock, calculated as set forth below, subject to an upper limit of [    ] shares of ChampionX common stock per share of Ecolab common stock. Stated another way, subject to the upper limit described below, for each $100 of your Ecolab common stock accepted for exchange in this Exchange Offer, you will receive approximately $[    ] of ChampionX common stock.

The final calculated per-share value and per-share value, as applicable, will be equal to:

1.

with respect to Ecolab common stock, the simple arithmetic average of the daily VWAP of Ecolab common stock on the NYSE for each of the Valuation Dates, as reported by Bloomberg L.P. through the Price and Volume Dashboard for “ECL.”

2.

with respect to ChampionX common stock, the simple arithmetic average of the daily VWAP of Apergy common stock on the NYSE for each of the Valuation Dates, as reported by Bloomberg L.P. through the Price and Volume Dashboard for “APY.”

The daily VWAP provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices. Ecolab will determine such calculations of the per-share value of Ecolab common stock and the per-share value of ChampionX common stock, and such determination will be final.

If the upper limit on the number of shares of ChampionX common stock that can be received for each share of Ecolab common stock tendered and accepted for exchange is in effect, then the exchange ratio will be fixed at the limit.

Upper Limit

The number of shares of ChampionX common stock you can receive in this Exchange Offer is subject to an upper limit of [    ] shares of ChampionX common stock for each share of Ecolab common stock accepted for exchange in this Exchange Offer. If the upper limit is in effect, a stockholder will receive less (and could receive much less) than $[    ] of ChampionX common stock for each $100 of Ecolab common stock that the stockholder validly tenders, that is not properly withdrawn and that is accepted for exchange in this Exchange Offer. This upper limit was calculated based on a [    ]% discount for shares of ChampionX common stock based on the average of the daily VWAPs of Ecolab common stock and Apergy common stock on [    ], 2020, [    ], 2020, and [    ], 2020 (the last three full trading days ending on the second to last full trading day prior to commencement of this Exchange Offer). Ecolab set this limit to ensure that an unusual or unexpected drop in the trading price of Apergy common stock, relative to the trading price of Ecolab common stock, would not result in an unduly high number of shares of ChampionX common stock being exchanged for each share of Ecolab common stock accepted for exchange in this Exchange Offer.

Pricing Mechanism

The terms of this Exchange Offer are designed to result in your receiving $[    ] of ChampionX common stock for each $100 of your Ecolab common stock validly tendered, not properly withdrawn and accepted for exchange in this Exchange Offer based on the calculated per-share values described above. This Exchange Offer does not provide for a minimum exchange ratio because a minimum exchange ratio could result in the shares of ChampionX common stock exchanged for each $100 of Ecolab common stock being valued higher than approximately $[    ]. Regardless of the final exchange ratio, the terms of this Exchange Offer would always result in your receiving approximately $[    ] of ChampionX common stock for each $100 of your Ecolab common stock validly tendered, not properly withdrawn and accepted for exchange in this Exchange Offer, so long as the upper limit is not in effect. See the table on page 70 for purposes of illustration.

Subject to the upper limit described above, for each $100 of your Ecolab common stock accepted for exchange in this Exchange Offer, you will receive approximately $[    ] of ChampionX common stock. The following formula will be used to calculate the number of shares of ChampionX common stock you will receive for your shares of Ecolab common stock accepted for exchange in this Exchange Offer:

Number of shares of ChampionX common stock	=	Number of shares of Ecolab common stock tendered and accepted for exchange, multiplied by the lesser of:	(a) [ ] (the upper limit)	and	(b) 100% of the calculated per-share value of Ecolab common stock divided by [ ]% of the calculated per-share value of ChampionX common stock (calculated as described below)

The calculated per-share value of a share of Ecolab common stock for purposes of this Exchange Offer will equal the simple arithmetic average of the daily VWAP of Ecolab common stock on the NYSE on each of the Valuation Dates. The calculated per-share value of a share of ChampionX common stock for purposes of this Exchange Offer will equal the simple arithmetic average of the daily VWAP of Apergy common stock on the NYSE on each of the Valuation Dates.

To help illustrate the way this calculation works, below are two examples:

Example 1: Assuming that the average of the daily VWAP on the Valuation Dates is $[    ] per share of Ecolab common stock and $[    ] per share of Apergy common stock, you would receive [    ] ($[    ] divided by [    ]% of $[    ]) shares of ChampionX common stock for each share of your Ecolab common stock accepted for exchange in this Exchange Offer. In this example, the upper limit of [    ] shares of ChampionX common stock for each share of Ecolab common stock would not apply.

Example 2: Assuming that the average of the daily VWAP on the Valuation Dates is $[    ] per share of Ecolab common stock and $[    ] per share of Apergy common stock, the upper limit would apply, and you would only

receive [    ] shares of ChampionX common stock for each share of your Ecolab common stock accepted for exchange in this Exchange Offer, because the upper limit is less than [    ] ($[    ] divided by [    ]% of $[    ]) shares of ChampionX common stock for each share of Ecolab common stock.

Indicative Per-Share Values

Indicative exchange ratios, calculated per-share values of Ecolab common stock and calculated per-share values of ChampionX common stock will be made available on each trading day during this Exchange Offer prior to the third Valuation Date, commencing after the close of trading on the third trading day during this Exchange Offer, and may be obtained by contacting the information agent at the toll-free number provided on the back cover of this prospectus. In addition, a website will be maintained at [    ] that provides indicative exchange ratios, calculated per-share values of Ecolab common stock and calculated per-share values of ChampionX common stock.

From the commencement of this Exchange Offer until the first Valuation Date, the website will show the indicative calculated per-share values, as applicable, calculated as though that day were the expiration date of this Exchange Offer, of (i) Ecolab common stock, which will equal the simple arithmetic average of the daily VWAP of Ecolab common stock, as calculated by Ecolab, on each of the three most recent prior full trading days and (ii) ChampionX common stock, which will equal the simple arithmetic average of the daily VWAP of Apergy common stock, as calculated by Ecolab, on each of the three most recent prior full trading days.

On the first two Valuation Dates, when the values of Ecolab common stock and ChampionX common stock are calculated for the purposes of this Exchange Offer, the indicative calculated per-share values of Ecolab common stock and the indicative calculated per-share values of ChampionX common stock, as calculated by Ecolab, will each equal (i) after the close of trading on the NYSE on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 9:00 a.m., New York City time, on the second trading day immediately preceding the expiration date of this Exchange Offer.

Final Exchange Ratio

The final exchange ratio that shows the number of shares of ChampionX common stock that you will receive for each share of your Ecolab common stock accepted for exchange in this Exchange Offer will be available at [    ] and announced by press release by 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date (that is, on [    ], 2020, unless this Exchange Offer is extended or terminated).

After that time, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this prospectus.

Each of the daily VWAPs, calculated per-share values and the final exchange ratio will be rounded to four decimal places.

If Ecolab common stock or Apergy common stock does not trade on any of the Valuation Dates, the calculated per-share value of Ecolab common stock and the calculated per-share value of ChampionX common stock will be determined using the daily VWAP of Ecolab common stock and Apergy common stock on the preceding full trading day or days, as the case may be, on which both Ecolab common stock and Apergy common stock did trade.

Since the final exchange ratio will be announced by 9:00 a.m., New York City time, on the second to last full trading day prior to the expiration date of this Exchange Offer, you will be able to tender or withdraw your shares of Ecolab common stock after the final exchange ratio is determined. For more information on validly tendering and properly withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”

For the purposes of illustration, the table below indicates the number of shares of ChampionX common stock that you would receive per share of your Ecolab common stock accepted for exchange in this Exchange Offer, calculated on the basis described above and taking into account the upper limit described above, assuming a range of averages of the daily VWAP of Ecolab common stock and Apergy common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share value of Ecolab common stock, the indicative calculated per-share value of ChampionX common stock and the indicative exchange ratio that would have been in effect (and the corresponding indicative calculated value ratio) following the official close of trading on the NYSE on [    ], 2020, based on the daily VWAPs of Ecolab common stock and Apergy common stock on [    ], 2020, [    ], 2020 and [    ], 2020. The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share value of Ecolab common stock and the calculated per-share value of ChampionX common stock based on changes relative to the values of [    ], 2020.

Ecolab Common Stock	Apergy Common Stock	Calculated Per- Share Value of Ecolab Common Stock (A)	Calculated Per-Share Value of ChampionX Common Stock (Before the [ ]% Discount) (B)		Shares of ChampionX Common Stock To Be Received Per Share of Ecolab Common Stock Tendered and Accepted for Exchange (the Exchange Ratio) (C)	Calculated Value Ratio (D)
As of [ ], 2020	As of [ ], 2020	$		$
Down 10%	Up 10%	$	$
Down 10%	Unchanged	$	$
Down 10%	Down 10%	$	$
Unchanged	Up 10%	$	$
Unchanged	Down 10%	$	$
Up 10%	Up 10%	$	$
Up 10%	Unchanged	$	$
Up 10%	Down 10%	$	$

(A)	As of [ ], 2020, the calculated per-share value of Ecolab common stock equals the simple arithmetic average of daily VWAPs on each of the three most recent prior trading dates ($[ ], $[ ] and $[ ]).
(B)

As of [    ], 2020, the calculated per-share value of ChampionX common stock equals the simple arithmetic average of daily Apergy VWAPs on each of the three most recent prior trading dates ($[    ], $[    ] and $[    ]).

(C)	Equal to (i) the amount calculated as [A / (B*(1-[ ]%))] or (ii) the upper limit, whichever is less.
(D)

The calculated value ratio equals (i) the calculated per-share value of ChampionX common stock (B) multiplied by the exchange ratio (C), divided by (ii) the calculated per-share value of Ecolab common stock (A), rounded to three decimal places.

For example, if the calculated per-share value of Ecolab common stock was $[    ] (the highest closing price for Ecolab common stock on the NYSE during the three-month period prior to commencement of this Exchange Offer) and the calculated per-share value of ChampionX common stock was $[    ] (the lowest closing price for Apergy common stock on the NYSE during that three-month period), the value of ChampionX common stock, based on the Apergy common stock price, received for shares of Ecolab common stock accepted for exchange in this Exchange Offer would be approximately $[    ] for each $100 of Ecolab common stock accepted for exchange in this Exchange Offer.

If the trading price of Ecolab common stock were to increase during the last two full trading days prior to the expiration of this Exchange Offer, the average per-share value of Ecolab common stock used to calculate the exchange ratio would likely be lower than the closing price of Ecolab common stock on the expiration date of this Exchange Offer. As a result, you would receive fewer shares of ChampionX common stock and, therefore, effectively fewer shares of Apergy common stock, for each $100 of Ecolab common stock than you would have received if that per-share value were calculated on the basis of the closing price of Ecolab common stock on the expiration date of this Exchange Offer. Similarly, if the trading price of Apergy common stock were to decrease during the last two full trading days prior to the expiration of this Exchange Offer, the average per-share value of ChampionX common stock used to calculate the exchange ratio would likely be higher than the closing price of Apergy common stock on the expiration date of this Exchange Offer. This could also result in your receiving fewer shares of ChampionX common stock and, therefore, effectively fewer shares of Apergy common stock, for each $100 of your Ecolab common stock than you would have received if that per-share value were calculated on the basis of the closing price of Apergy common stock on the expiration date of this Exchange Offer.

The number of shares of Ecolab common stock that may be accepted for exchange in this Exchange Offer may be subject to proration. Depending on the number of shares of Ecolab common stock validly tendered, and not properly withdrawn in this Exchange Offer, and the final exchange ratio, determined as described above, Ecolab may have to limit the number of shares of Ecolab common stock that it accepts for exchange in this Exchange Offer through a proration process. Any proration of the number of shares accepted for exchange in this Exchange Offer will be determined on the basis of the proration mechanics described below under “—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Ecolab Common Stock.”

This prospectus and related documents are being sent to persons who directly held shares of Ecolab common stock on [    ], 2020 and brokers, banks and similar persons whose names or the names of whose nominees appear on Ecolab’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares of Ecolab common stock.

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Ecolab Common Stock

If, upon the expiration of this Exchange Offer, Ecolab stockholders have validly tendered and not properly withdrawn more shares of Ecolab common stock than Ecolab is able to accept for exchange (taking into account the exchange ratio and the total number of shares of ChampionX common stock owned by Ecolab), Ecolab will accept for exchange the Ecolab common stock validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of Ecolab common stock to be accepted for exchange bears to the total number of shares of Ecolab common stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of Ecolab common stock), and subject to any adjustment necessary to ensure the exchange of all shares of ChampionX common stock being offered by Ecolab in this Exchange Offer, except for tenders of odd lots, as described below.

Except as otherwise provided in this section, beneficial holders (other than participants in any of the Ecolab Savings Plans) of fewer than 100 shares of Ecolab common stock who validly tender all of their shares will not be subject to proration if this Exchange Offer is oversubscribed. Beneficial holders of 100 or more shares of Ecolab common stock are not eligible for this preference.

Any beneficial holder (other than participants in any of the Ecolab Savings Plans) of fewer than 100 shares of Ecolab common stock who wishes to tender all of such beneficial holder’s shares of Ecolab common stock in this Exchange Offer must complete the section entitled “Proration/Odd-Lot” on the letter of transmittal. If your odd-lot shares are held by a broker for your account, you can contact your broker and request the preferential treatment.

Ecolab will announce the preliminary proration factor for this Exchange Offer at [    ] and separately by press release promptly after the expiration of this Exchange Offer. Upon determining the number of shares of Ecolab common stock validly tendered for exchange, Ecolab will announce the final results of this Exchange Offer, including the final proration factor for this Exchange Offer.

Any shares of Ecolab common stock not accepted for exchange in this Exchange Offer as a result of proration or otherwise will be returned to the tendering stockholder promptly after the final proration factor for this Exchange Offer is determined.

For purposes of this Exchange Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Fractional Shares

Fractional shares of ChampionX common stock will be issued in the Distribution. ChampionX common stock (including the fractional shares) will be held by the Exchange Offer agent for the benefit of Ecolab stockholders whose shares of Ecolab common stock are accepted for exchange in this Exchange Offer and, if this Exchange Offer is completed but not fully subscribed, for distribution in the clean-up spin-off. If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), Ecolab intends to distribute all shares (including the fractional shares) of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab. Following the consummation of this Exchange Offer, Merger Sub will be merged with and into ChampionX, whereby ChampionX will continue as the surviving corporation and a wholly owned subsidiary of Apergy. Each share of ChampionX common stock outstanding immediately prior to the effective time of the Merger (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Apergy common stock equal to the Merger Exchange Ratio, such that immediately following the Merger, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis. In this conversion of shares of ChampionX common stock into shares of Apergy common stock, no fractional shares of Apergy common stock will be delivered to holders of shares of ChampionX common stock. Instead, holders of shares of ChampionX common stock who would otherwise be entitled to receive a fractional share of Apergy common stock will receive in cash the dollar amount (rounded to the nearest whole cent) determined by multiplying such fraction by the closing price of Apergy common stock on the NYSE on the last business day prior to the effective time of the Merger. The amount received by such holders of shares of ChampionX common stock will be net of any required withholding taxes.

Exchange of Shares of Ecolab Common Stock

Upon the terms and subject to the conditions of this Exchange Offer (including, if this Exchange Offer is extended or amended, the terms and conditions of the extension or amendment), Ecolab will accept for exchange and will exchange, for shares of ChampionX common stock owned by Ecolab, the Ecolab common stock validly tendered, and not properly withdrawn, prior to the expiration of this Exchange Offer, promptly after the expiration date.

The exchange of Ecolab common stock tendered and accepted for exchange pursuant to this Exchange Offer will be made only after timely receipt by the Exchange Offer agent of (a) (i) share certificates representing all validly tendered shares of Ecolab common stock (other than DRS shares), in the proper form for transfer or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of Ecolab common stock in the Exchange Offer agent’s account at The Depository Trust Company, in each case pursuant to the procedures set forth in the section below entitled “—Procedures for Tendering,” (b) the letter of transmittal for shares of Ecolab common stock, properly completed and duly executed (which eligible holders of DRS shares may complete through the Exchange Offer agent’s election website), with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.

For purposes of this Exchange Offer, Ecolab will be deemed to have accepted for exchange, and thereby exchanged, shares of Ecolab common stock validly tendered and not properly withdrawn if and when Ecolab notifies the Exchange Offer agent of its acceptance of the tenders of those shares of Ecolab common stock pursuant to this Exchange Offer.

Upon the consummation of this Exchange Offer, Ecolab will deliver to the Exchange Offer agent a book-entry authorization representing (a) all of the shares of ChampionX common stock being exchanged in this Exchange Offer, with instructions to hold those shares of ChampionX common stock as agent for the holders of shares of Ecolab common stock validly tendered, not properly withdrawn and accepted for exchange in this Exchange Offer and (b) in the case of the clean-up spin-off, if any, all of the shares of ChampionX common stock being distributed in the clean-up spin-off to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after the consummation of this Exchange Offer (as described below under “—Distribution of ChampionX Common Stock Remaining After This Exchange Offer”), with instructions to hold those shares of ChampionX common stock as agent for such Ecolab stockholders. Prior to the effective time of the Merger, Apergy will deposit with the Exchange Offer agent for the benefit of persons who received shares of ChampionX common stock in this Exchange Offer (or in the clean-up spin-off, if applicable) evidence in book-entry form representing the shares of Apergy common stock issuable in the Merger.

Upon surrender of the documents required by the Exchange Offer agent, duly executed, each former holder of shares of ChampionX common stock will receive from the Exchange Offer agent in exchange therefor shares of Apergy common stock and/or cash in lieu of fractional shares of Apergy common stock, as the case may be. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

If Ecolab does not accept for exchange any tendered shares of Ecolab common stock for any reason pursuant to the terms and conditions of this Exchange Offer, the Exchange Offer agent (a) in the case of shares of Ecolab common stock held in certificated form, will return certificates representing such shares without expense to the tendering stockholder and (b) in the case of shares tendered by book-entry transfer pursuant to the procedures set forth below in the section entitled “—Procedures for Tendering,” will credit such shares to an account maintained within The Depository Trust Company, in each case promptly following expiration or termination of this Exchange Offer.

Procedures for Tendering

Shares Held in Certificated Form/Book-Entry DRS

If you hold certificates representing shares of Ecolab common stock, you must deliver to the Exchange Offer agent at the applicable address provided on the back cover of this prospectus, a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents and the certificates representing the shares of Ecolab common stock validly tendered.

If you hold DRS shares of Ecolab common stock you must deliver to the Exchange Offer agent pursuant to one of the methods set forth in the letter of transmittal, a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents. Since certificates are not issued for DRS shares, you do not need to deliver any certificates representing those shares to the Exchange Offer agent.

Shares Held Through a Bank, Broker or Other Nominee

If you hold shares of Ecolab common stock through a bank, broker or other nominee and wish to tender your shares of Ecolab common stock in this Exchange Offer, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your Ecolab common stock. If that institution holds shares of Ecolab common stock through The Depository Trust Company, it must notify The Depository Trust Company and cause it to transfer the shares into the Exchange Offer agent’s account in accordance with The Depository Trust Company’s procedures. The institution must also ensure that the Exchange Offer agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your Ecolab common stock. A tender by book-entry transfer will be completed upon receipt by the Exchange Offer agent of an agent’s message, book-entry confirmation from The Depository Trust Company and any other required documents.

The term “agent’s message” means a message, transmitted by The Depository Trust Company to, and received by, the Exchange Offer agent and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares of Ecolab common stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that Ecolab may enforce that agreement against the participant.

The Exchange Offer agent will establish an account with respect to the shares of Ecolab common stock at The Depository Trust Company for purposes of this Exchange Offer, and any U.S. eligible institution that is a participant in The Depository Trust Company may make book-entry delivery of shares of Ecolab common stock by causing The Depository Trust Company to transfer such shares into the Exchange Offer agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedure for the transfer. Delivery of documents to The Depository Trust Company does not constitute delivery to the Exchange Offer agent.

Shares Held in Any of the Ecolab Savings Plans

Participants in the Ecolab Savings Plans should follow the special instructions that are being sent to them by or on behalf of their applicable plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of Ecolab common stock held in these plans, but should instead use the Exchange Offer election form (i.e., the Trustee Direction Letter) provided to them by or on behalf of their applicable plan administrator. Such participants may direct the applicable plan trustee to tender all, some or none of the shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) allocated to their Ecolab Savings Plan accounts, subject to any limitations set forth in the special instructions provided to them, by the deadline specified in the special instructions sent by or on behalf of the applicable plan administrator.

If this Exchange Offer is oversubscribed, the number of shares of Ecolab common stock that you elect to exchange will be reduced on a pro rata basis. Any proration of the number of shares accepted for exchange in this Exchange Offer will be determined on the basis of the proration mechanics described in “—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of Ecolab Common Stock.”

General Instructions

Do not send letters of transmittal and certificates representing Ecolab common stock to Ecolab, Apergy, ChampionX or the information agent. Letters of transmittal for Ecolab common stock and certificates representing Ecolab common stock should be sent to the Exchange Offer agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Ecolab.

Whether you tender your Ecolab common stock by delivery of certificates or through your broker, the Exchange Offer agent must receive the letter of transmittal for Ecolab common stock and the certificates representing your Ecolab common stock, if applicable, at the address set forth on the back cover of this prospectus prior to the expiration of this Exchange Offer. Alternatively, in case of a book-entry transfer of Ecolab common stock through The Depository Trust Company, the Exchange Offer agent must receive the agent’s message and a book-entry confirmation prior to the expiration of this Exchange Offer.

Letters of transmittal for Ecolab common stock and certificates representing Ecolab common stock must be received by the Exchange Offer agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your Ecolab common stock.

Signature Guarantees

Signatures on all letters of transmittal for Ecolab common stock must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (we refer to each of the foregoing as a U.S. eligible institution), except in cases in which shares of Ecolab common stock are tendered either (1) by a registered stockholder who has not completed the box entitled “Special Transfer Instructions” on the letter of transmittal or (2) for the account of a U.S. eligible institution.

If the certificates representing shares of Ecolab common stock are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by a U.S. eligible institution.

Guaranteed Delivery Procedures

If you wish to tender shares of Ecolab common stock pursuant to this Exchange Offer but (i) your certificates are not immediately available, (ii) you cannot deliver the shares or other required documents to the Exchange Offer agent before the expiration of this Exchange Offer or (iii) you cannot comply with the procedures for book-entry transfer through The Depository Trust Company on a timely basis, you may still tender your Ecolab common stock, so long as all of the following conditions are satisfied:

•	you must make your tender by or through a U.S. eligible institution;

•

before the expiration of this Exchange Offer, the Exchange Offer agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Ecolab, in the manner provided below; and

•

no later than 5:00 pm, Eastern time, on the second NYSE trading day after the date of expiration of this Exchange Offer, the Exchange Offer agent must receive: (a)(i) share certificates representing all validly tendered shares of Ecolab common stock (other than DRS shares), in proper form for transfer or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of Ecolab common stock in the Exchange Offer agent’s account at The Depository Trust Company, (b) the letter of transmittal for shares of Ecolab common stock, properly completed and duly executed (which eligible holders of DRS shares may complete through the Exchange Offer agent’s election website) with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.

Registered stockholders (including any participant in The Depository Trust Company whose name appears on a security position listing of The Depository Trust Company as the owner of Ecolab common stock) may transmit the notice of guaranteed delivery by e-mail transmission or mail it to the Exchange Offer agent. If you hold Ecolab common stock through a bank, broker or other nominee, that institution must submit any notice of guaranteed delivery on your behalf.

Effect of Tenders

A tender of shares of Ecolab common stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of this Exchange Offer as well as your representation and warranty to Ecolab that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares

(and any and all other shares of Ecolab common stock or other securities issued or issuable in respect of such shares), (2) when the same are accepted for exchange, Ecolab will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims, and (3) you have a “net long position” in Ecolab common stock or equivalent securities at least equal to the shares of Ecolab common stock being tendered, within the meaning of Rule 14e-4 under the Exchange Act, and such tender of shares complies with Rule 14e-4 under the Exchange Act.

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares of Ecolab common stock for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares of Ecolab common stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of Ecolab common stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

The exchange of Ecolab common stock validly tendered and accepted for exchange pursuant to this Exchange Offer will be made only after timely receipt by the Exchange Offer agent of (a) (i) certificates representing all physically tendered shares of Ecolab common stock or (ii) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those shares of Ecolab common stock in the Exchange Offer agent’s account at The Depository Trust Company, (b) the letter of transmittal for shares of Ecolab common stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer through The Depository Trust Company, an agent’s message and (c) any other required documents.

Appointment of Attorneys-in-Fact and Proxies

By executing a letter of transmittal as set forth above, you irrevocably appoint Ecolab’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your shares of Ecolab common stock tendered and accepted for exchange by Ecolab and with respect to any and all other Ecolab common stock and other securities issued or issuable in respect of the Ecolab common stock on or after the expiration of this Exchange Offer. That appointment is effective when and only to the extent that Ecolab deposits the shares of ChampionX common stock for the shares of Ecolab common stock that you have tendered with the Exchange Offer agent. All such proxies will be considered coupled with an interest in the tendered shares of Ecolab common stock and therefore will not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Ecolab’s designees will, with respect to the shares of Ecolab common stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. Ecolab reserves the right to require that, in order for shares of Ecolab common stock to be deemed validly tendered, immediately upon Ecolab’s acceptance for exchange of those shares of Ecolab common stock, Ecolab must be able to exercise full voting rights with respect to such shares.

Determination of Validity

Ecolab will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Ecolab common stock, in Ecolab’s sole discretion, and its determination will be final and binding. Ecolab reserves the absolute right to reject any and all tenders of Ecolab common stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. In the event a stockholder disagrees with such determination, he or she may seek to challenge such determination in a court of competent jurisdiction. Ecolab also reserves the absolute right to waive any of the conditions of this Exchange Offer, or any defect or irregularity in the tender of any shares of Ecolab common stock. No tender of shares of Ecolab common stock is valid until all defects and irregularities in tenders of shares of Ecolab common stock have been cured or waived. Neither Ecolab nor the Exchange Offer agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in the tender of any shares of Ecolab common stock or will incur any liability for failure to give any such notification. Ecolab’s interpretation of the terms and conditions of this Exchange Offer (including the letter of transmittal and instructions thereto) will be final and binding. Notwithstanding the foregoing, Ecolab stockholders may challenge any such determination in a court of competent jurisdiction.

Binding Agreement

The tender of Ecolab common stock pursuant to any of the procedures described above, together with Ecolab’s acceptance for exchange of such shares pursuant to the procedures described above, will constitute a binding agreement between Ecolab and you upon the terms of, and subject to the conditions to, this Exchange Offer.

The method of delivery of share certificates of Ecolab common stock and all other required documents, including delivery through The Depository Trust Company, is at your option and risk, and the delivery will be deemed made only when actually received by the Exchange Offer agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders

If you tender fewer than all the shares of Ecolab common stock evidenced by any share certificate you deliver to the Exchange Offer agent, then you will need to fill in the number of shares that you are tendering in the table on the second page of the letter of transmittal. In those cases, as soon as practicable after the expiration of this Exchange Offer, the Exchange Offer agent will credit the remainder of the shares of common stock that were evidenced by the certificate(s) but not tendered to a DRS account in the name of the registered holder maintained by Ecolab’s transfer agent. Unless you indicate otherwise in your letter of transmittal, all of the shares of Ecolab common stock represented by share certificates you deliver to the Exchange Offer agent will be deemed to have been validly tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the Exchange Offer agent that were previously in certificated form, except for share certificates representing shares not accepted for exchange in this Exchange Offer.

Treatment of Shares of Ecolab Common Stock Held Under an Ecolab Savings Plan

Shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) held for the account of participants in the Ecolab Savings Plans are eligible for participation in this Exchange Offer. An Ecolab Savings Plan participant may direct that all, some or none of the shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) allocated to his or her Ecolab Savings Plan account be exchanged, subject to the Ecolab Savings Plan’s rules for participating in this Exchange Offer.

An Ecolab Savings Plan’s rules may be different than those described in this prospectus. Holders who are tendering shares of Ecolab common stock (or units in respect of shares of Ecolab common stock) allocated to their Ecolab Savings Plan accounts should refer to the special instructions provided to them by or on behalf of their applicable plan administrator for information that is specific to the Ecolab Savings Plans. Ecolab Savings Plan participants should consult the special instructions together with this prospectus in deciding whether or not to participate in this Exchange Offer with respect to their Ecolab Savings Plan shares of Ecolab common stock (or units in respect of shares of Ecolab common stock).

Lost, Stolen or Destroyed Certificates

If your certificate(s) representing shares of Ecolab common stock have been mutilated, destroyed, lost or stolen and you wish to tender your shares, you may request assistance with the replacement of the certificate(s) by calling Computershare at 800-322-8325. You may also need to complete an affidavit of lost, stolen or destroyed certificate(s) (that you may request by calling Computershare at 800-322-8325), post a surety bond for your lost, stolen or destroyed shares of Ecolab common stock and pay a service fee. Upon completion of the requirements for replacement of your certificate(s) and upon receipt of the completed applicable letter of transmittal your shares of Ecolab common stock will be considered tendered in this Exchange Offer.

Withdrawal Rights

Shares of Ecolab common stock validly tendered pursuant to this Exchange Offer may be withdrawn at any time before the expiration of this Exchange Offer and unless Ecolab has previously accepted such shares for exchange pursuant to this Exchange Offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of this Exchange Offer. Once Ecolab accepts Ecolab common stock for exchange pursuant to this Exchange Offer, your tender is irrevocable.

For a withdrawal of shares of Ecolab common stock to be effective, the Exchange Offer agent must receive from you a written notice of withdrawal, in the form made available to you, at one of its addresses or the e-mail address set forth on the back cover of this prospectus, and your notice must include your name and the number of shares of Ecolab common stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

If certificates have been delivered or otherwise identified to the Exchange Offer agent, the name of the registered holder and the certificate numbers of the particular certificates evidencing the shares of Ecolab common stock must also be furnished to the Exchange Offer agent, as stated above, prior to the physical release of the certificates. If shares of Ecolab common stock have been tendered pursuant to the procedures for book-entry tender discussed in “—Procedures for Tendering,” any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with the procedures of The Depository Trust Company.

Ecolab will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion, and its decision will be final and binding, subject to the rights of the tendering stockholders to challenge Ecolab’s determination in a court of competent jurisdiction. Neither Ecolab nor the Exchange Offer agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.

Any shares of Ecolab common stock properly withdrawn will be deemed not to have been validly tendered for purposes of this Exchange Offer. However, you may re-tender withdrawn shares of Ecolab common stock by following one of the procedures discussed in “—Procedures for Tendering” at any time prior to the expiration of this Exchange Offer (or pursuant to the instructions sent to you separately).

If you hold shares of Ecolab common stock through the Ecolab Savings Plans (or units in respect of shares of Ecolab common stock), you will be provided with special instructions by or on behalf of your plan administrator on how to withdraw your shares (or units in respect of shares) and you must deliver any required information in a timely manner in order for the tabulator for the Ecolab Savings Plans to withdraw your election to exchange from the final tabulation. The deadline will be specified in the special instructions provided to you (or, if this Exchange Offer is extended, any new plan participant withdrawal deadline established by the applicable plan administrator).

Except for the withdrawal rights described above, any tender made under this Exchange Offer is irrevocable.

Book-Entry Accounts

Certificates representing shares of ChampionX common stock will not be issued to tendering holders of shares of Ecolab common stock pursuant to this Exchange Offer. Rather than issuing certificates representing such shares of ChampionX common stock to tendering holders of shares of Ecolab common stock, the Exchange Offer agent will cause the shares of ChampionX common stock to be credited to book-entry account records maintained by the Exchange Offer agent for the benefit of the respective tendering holders. Following the consummation of this Exchange Offer, Merger Sub will be merged with and into ChampionX in the Merger and each share of ChampionX common stock will be converted into the right to receive Apergy common stock and cash in lieu of fractional shares of Apergy common stock. As promptly as practicable following the Merger and Ecolab’s determination and the notice of the final proration factor, if any, the Exchange Offer agent will credit the shares of Apergy common stock into which the shares of ChampionX common stock have been converted to book-entry accounts maintained for the benefit of the Ecolab stockholders who received shares of ChampionX common stock in this Exchange Offer or the clean-up spin-off (in the event this Exchange Offer is not fully subscribed) or the distribution (in the event this Exchange Offer is terminated by Ecolab without the exchange of shares) and will send these holders a statement evidencing their holdings of shares of Apergy common stock.

Extension; Termination; Amendment

Extension, Termination or Amendment by Ecolab

Subject to its compliance with the Merger Agreement, Ecolab expressly reserves the right, in its sole discretion, at any time and from time to time to extend the period of time during which this Exchange Offer is open and thereby delay acceptance for exchange of, and the exchange of, any shares of Ecolab common stock validly tendered and not properly withdrawn in this Exchange Offer. For example, this Exchange Offer can be extended if any of the conditions to consummation of this Exchange Offer described in the next section entitled “—Conditions to Consummation of This Exchange Offer” are not satisfied or waived prior to the expiration of this Exchange Offer.

Subject to its compliance with the Merger Agreement, Ecolab expressly reserves the right, in its sole discretion, to amend the terms of this Exchange Offer in any respect prior to the expiration of this Exchange Offer, except that Ecolab does not intend to extend this Exchange Offer other than in the circumstances described above.

If Ecolab materially changes the terms of or information concerning this Exchange Offer or if Ecolab waives a material condition of this Exchange Offer, it will extend this Exchange Offer if required by law. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given or in the event there is a waiver of a material condition to this Exchange Offer. The length of time will depend on the particular facts and circumstances.

As required by law, this Exchange Offer will be extended so that it remains open for a minimum of ten business days following the announcement if:

•	Ecolab changes the method for calculating the number of shares of ChampionX common stock offered in exchange for each share of Ecolab common stock; and

•	this Exchange Offer is scheduled to expire within ten business days of announcing any such change.

If Ecolab extends this Exchange Offer, is delayed in accepting for exchange any shares of Ecolab common stock or is unable to accept for exchange any shares of Ecolab common stock under this Exchange Offer for any reason, then, without affecting Ecolab’s rights under this Exchange Offer, the Exchange Offer agent may retain all shares of Ecolab common stock tendered on Ecolab’s behalf. These shares of Ecolab common stock may not be withdrawn except as provided in “—Withdrawal Rights.”

Ecolab’s reservation of the right to delay acceptance for exchange of any shares of Ecolab common stock is subject to applicable law, which requires that Ecolab pay the consideration offered or return the shares of Ecolab common stock deposited promptly after the termination or withdrawal of this Exchange Offer.

Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof by Ecolab, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously-scheduled expiration date.

Method of Public Announcement

Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with this Exchange Offer be promptly disclosed to stockholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which Ecolab may choose to make any public announcement, Ecolab assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to Business Wire.

Conditions to Consummation of This Exchange Offer

Ecolab will not be required to complete and consummate this Exchange Offer and may extend or terminate this Exchange Offer, if, at the scheduled expiration of this Exchange Offer:

•

the registration statement on Forms S-4 and S-1 of which this prospectus is a part has not become effective under the Securities Act or any stop order suspending the effectiveness of such registration statement has been issued and is in effect;

•	the shares of Apergy common stock to be issued in the Merger have not been authorized for listing on the NYSE;

•

each of the conditions to the obligation of the parties to the Merger Agreement to consummate the Merger (other than this Exchange Offer) and effect the other transactions contemplated by the Merger Agreement have not been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Distribution and/or the Merger);

•	the Merger Agreement or the Separation Agreement has been terminated;

•	Ecolab has not received the Distribution Tax Opinion, the Merger Tax Opinion or the KPMG Tax Opinion; or

•	any of the following conditions or events have occurred, or Ecolab reasonably expects any of the following conditions or events to occur:

•

any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay the consummation of this Exchange Offer;

•

any injunction, order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Ecolab, ChampionX or Apergy and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction is enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay consummation of this Exchange Offer;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•

any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Industrial Average or the S&P 500 within a period of 60 consecutive days or less occurring after [    ], 2020;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•

a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity or act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the consummation of this Exchange Offer;

•	if any of the situations above exist as of the commencement of this Exchange Offer, any material deterioration of the situation; or

•

a “market disruption event” (as defined below) occurs with respect to shares of Ecolab common stock or Apergy common stock on any of the Valuation Dates and such market disruption event has, in Ecolab’s reasonable judgment, impaired the benefits of this Exchange Offer to Ecolab.

Each of the foregoing conditions to the consummation of this Exchange Offer is independent of any other condition; the exclusion of any event from a particular condition above does not mean that such event may not be included in another condition.

If any of the above conditions or events occurs, Ecolab may:

•	terminate this Exchange Offer and promptly return all tendered shares of Ecolab common stock to tendering stockholders;

•

extend this Exchange Offer and, subject to the withdrawal rights described in “—Withdrawal Rights,” retain all tendered shares of Ecolab common stock until this Exchange Offer, as so extended, expires;

•	amend the terms of this Exchange Offer; or

•	waive or amend any unsatisfied condition and, subject to any requirement to extend the period of time during which this Exchange Offer is open, complete this Exchange Offer.

These conditions are for the sole benefit of Ecolab. Ecolab may assert these conditions with respect to all or any portion of this Exchange Offer regardless of the circumstances giving rise to them (except any action or inaction by Ecolab). Ecolab expressly reserves the right, in its sole discretion, to waive any condition in whole or in part at any time prior to the expiration of this Exchange Offer. Ecolab’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights (provided that the right has not otherwise become exercisable). Each right is an ongoing right which may be asserted at any time prior to the expiration of this Exchange Offer. All conditions to consummation of this Exchange Offer must be satisfied or waived by Ecolab prior to the expiration of this Exchange Offer.

A “market disruption event” with respect to either Ecolab common stock or Apergy common stock means a suspension, absence or material limitation of trading of Ecolab common stock or Apergy common stock on the NYSE for more than two hours of trading during the principal trading session on the NYSE or a breakdown or failure in the price and trade reporting systems of the NYSE as a result of which the reported trading prices for Ecolab common stock or Apergy common stock on the NYSE during any half-hour trading period during the principal trading session in the NYSE are materially inaccurate, as determined by Ecolab or the Exchange Offer agent in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination, a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE.

Fees and Expenses

Ecolab has retained Georgeson to act as the information agent and Computershare to act as the Exchange Offer agent in connection with this Exchange Offer. The information agent may contact holders of Ecolab common stock by mail, e-mail, telephone, facsimile transmission and personal interviews and may request bank, broker and other nominee stockholders to forward materials relating to this Exchange Offer to beneficial owners of Ecolab common stock. The information agent and the Exchange Offer agent each will receive reasonable compensation for its respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

Neither the information agent nor the Exchange Offer agent has been retained to make solicitations or recommendations with respect to this Exchange Offer. The fees they receive will not be based on the number of shares of Ecolab common stock tendered in this Exchange Offer.

Ecolab will not pay any fees or commissions to any bank, broker or other nominee or any other person for soliciting tenders of Ecolab common stock in this Exchange Offer. Ecolab will, upon request, reimburse bank, broker or other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

No bank, broker or other nominee will be deemed to be Ecolab’s agent or the agent of ChampionX, the information agent or the Exchange Offer agent for purposes of this Exchange Offer.

Legal Limitations

This prospectus is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any shares of ChampionX common stock, shares of Ecolab common stock or shares of Apergy common stock in any jurisdiction in which the offer, sale or exchange is not permitted. After the consummation of this Exchange Offer and prior to the Merger, it will not be possible to trade the ChampionX common stock.

Certain Matters Relating to Non-U.S. Jurisdictions

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Ecolab, Apergy or ChampionX has taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of Ecolab common stock, Apergy common stock or ChampionX common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of Ecolab common stock in this Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this Exchange Offer without the need for Ecolab, Apergy or ChampionX to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in this Exchange Offer in accordance with the laws of their home countries and, if they participate, whether there are any restrictions or limitations on transactions in the shares of Ecolab common stock, Apergy common stock or ChampionX common stock that may apply in their home countries. None of Ecolab, Apergy or ChampionX can provide any assurance about whether such limitations may exist.

Distribution of ChampionX Common Stock Remaining After This Exchange Offer

All shares of ChampionX common stock owned by Ecolab that are not exchanged in this Exchange Offer will be distributed in the clean-up spin-off to holders of Ecolab common stock whose shares of Ecolab common stock remain outstanding after the consummation of this Exchange Offer. The record date for the clean-up spin-off, if any, will be announced by Ecolab. Any Ecolab stockholder who validly tenders (and does not properly withdraw) shares of Ecolab common stock accepted for exchange in this Exchange Offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of ChampionX common stock distributed in the clean-up spin-off.

Upon consummation of this Exchange Offer, Ecolab will deliver to the Exchange Offer agent a book-entry authorization representing (a) all of the shares of ChampionX common stock being exchanged in this Exchange Offer, with instructions to hold the shares of ChampionX common stock as agent for the holders of shares of Ecolab common stock validly tendered and not properly withdrawn in this Exchange Offer whose shares are accepted in this Exchange Offer and (b) in the case of a clean-up spin-off, if any, the remaining shares of ChampionX common stock to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after the consummation of this Exchange Offer. Shares of Apergy common stock will be delivered following the effectiveness of the Merger, pursuant to the procedures determined by the Exchange Offer agent. See “Exchange Offer—Terms of This Exchange Offer—Exchange of Shares of Ecolab Common Stock.”

If this Exchange Offer is terminated by Ecolab without the exchange of shares, but the conditions to consummation of the Transactions have otherwise been satisfied, Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab.

INFORMATION ABOUT APERGY AND MERGER SUB

Information about Apergy

Overview—Apergy

Apergy is a leading provider of highly engineered equipment and technologies that help companies drill for and produce oil and gas safely and efficiently around the world. Apergy’s products provide efficient functioning throughout the lifecycle of a well—from drilling to completion to production. Apergy reports its results of operations in two reporting segments: the Production & Automation Technologies segment and the Drilling Technologies segment. Apergy’s Production & Automation Technologies segment offerings consist of artificial lift equipment and solutions, including rod pumping systems, electric submersible pump systems, progressive cavity pumps and drive systems and plunger lifts, as well as a full automation and digital offering consisting of equipment, software and Industrial Internet of Things solutions for downhole monitoring, wellsite productivity enhancement and asset integrity management. Apergy’s assertion of being a leading provider in its field is corroborated by a January 2020 Oilfield Products Customer Satisfaction Survey conducted by EnergyPoint Research, in which Apergy Artificial Lift was rated as the top overall products supplier out of over 50 competitors. In 2019, Apergy was also ranked first in a key measure of customer loyalty in the artificial lift industry in a worldwide survey by Kimberlite Oilfield Research. The survey also found that Apergy is the only major artificial lift company that had improved in virtually all of the performance categories measured. This was the fourth consecutive year Apergy earned the highest Net Promoter Score among the major integrated artificial lift suppliers. Apergy’s Drilling Technologies segment offering provides market leading polycrystalline diamond cutters and bearings that result in cost effective and efficient drilling. Apergy’s assertion that its polycrystalline diamond cutter business is “market leading” is extrapolated from information contained in the annual Spears & Associates Oilfield Market Report released in April 2020. Apergy management collects the drill bit revenues of its customers from the report, then estimates the percentage of each customer’s revenue represented by Apergy’s polycrystalline diamond cutters based on management estimates. Apergy management then compiles this information with publicly available financial information of its competitors to estimate the size of the market for diamond cutters and, together with the customer information collected from the Spears & Associates Oilfield Market Reports, extrapolates the percentage of the market represented by Apergy’s polycrystalline diamond cutters. Each year, this analysis has shown Apergy to be in the top position with the highest market share, with at least 10% greater share than its next closest competitor.

Apergy’s products are used by a broad spectrum of customers in the global oil and gas industry, including national oil and gas companies, large integrated and independent oil and gas companies, major oilfield equipment and services providers, and pipeline companies. Apergy competes across major oil and gas markets globally, with a particular strength in the North American onshore market. Apergy’s products are particularly well suited for unconventional/shale oil and gas markets.

The quality, innovative technology and performance of Apergy’s technologies drive improved cost-effectiveness, productivity, efficiency, reliability and safety for Apergy’s customers. Apergy believes its strong position in its core markets and its long-term customer relationships are due to its focus on technological advancement, product reliability and commitment to superior customer service across its organization. Apergy’s long-term customer relationships and the consumable nature of many of its products also enable it to benefit from recurring revenue throughout the lifecycle of a producing well. Apergy believes it is also differentiated from competitors through its proven business model focused on high customer intimacy, innovative technology and application engineering. Apergy has a long history of innovation across its businesses, and its heritage in the oilfield equipment industry extends over 60 years. During this time, Apergy has expanded through a series of strategic acquisitions of well-known businesses and brands as well as internal growth initiatives. Key acquisitions that built the artificial lift platform include Harbison-Fischer, Wellmark, PCS Ferguson (f/k/a Production Controls Services, Inc.) and Oil Lift Technology. Apergy’s leading polycrystalline diamond cutter business was created through the acquisition of US Synthetic. Through its acquisitions, Apergy has developed experience as an effective operator and successful integrator of businesses.

For a more detailed description of the business of Apergy, see Apergy’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2019.

Directors and Officers of Apergy Before and After the Merger

Directors

After the Merger, the Apergy Board of Directors will consist of nine directors: the seven current directors on the Apergy Board of Directors and two directors designated by Ecolab. One of the Ecolab board designees shall be appointed as a Class I director of Apergy, and the second of the Ecolab board designees shall be appointed as a Class II director of Apergy. Each of the directors designated by Ecolab must qualify as an independent director, as such term is defined in NYSE Rule 303A.02.

The biographies of the following directors of Apergy before the Merger are incorporated by reference to Apergy’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2019: Daniel W. Rabun, Mamatha Chamarthi, Kenneth M. Fisher, Gary P. Luquette, Stephen M. Todd, Stephen K. Wagner and Sivasankaran “Soma” Somasundaram.

Executive Officers

After the Merger, Apergy’s current President and Chief Executive Officer, Sivasankaran “Soma” Somasundaram, and current Senior Vice President and Chief Financial Officer, Jay A. Nutt, will continue in their roles. Deric Bryant, current Executive Vice President & President of Ecolab’s Upstream Energy business, is expected to serve as Chief Operating Officer. Certain members of the ChampionX management team are expected to join Apergy as well.

The descriptions of Messrs. Somasundaram and Nutt, President and Chief Executive Officer and Chief Financial Officer, respectively, of Apergy before the Merger are incorporated by reference to Apergy’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2019.

Information About Merger Sub

Merger Sub is a direct, wholly owned subsidiary of Apergy. Merger Sub was incorporated in the State of Delaware on December 16, 2019 for the purposes of merging with and into ChampionX in the Merger. Merger Sub has not carried on any activities other than in connection with the Merger Agreement.

INFORMATION ABOUT ECOLAB

Ecolab is a Delaware corporation incorporated in 1924. With 2019 sales of $14.9 billion, Ecolab is the global leader in water, hygiene and energy technologies and services that protect people and vital resources. Ecolab delivers comprehensive programs, products and services to promote safe food, maintain clean environments, optimize water and energy use, and improve operational efficiencies for customers in the food, healthcare, energy, hospitality and industrial markets in more than 170 countries around the world. Ecolab’s cleaning and sanitizing programs and products, and pest elimination services, support customers in the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care and commercial facilities management sectors. Ecolab’s products and technologies are also used in water treatment, pollution control, energy conservation, oil production and refining, steelmaking, papermaking, mining and other industrial processes.

For a more detailed description of the business of Ecolab, see Ecolab’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2019.

INFORMATION ABOUT THE CHAMPIONX BUSINESS

Company Overview

ChampionX is a leading provider of on-site, technology-driven chemistry programs and value-enabling solutions and services to the global upstream oil and natural gas industry. ChampionX’s technologies enable customers to safely manage the critical challenges they face throughout the lifecycle of their assets, helping minimize risk, deliver production targets, defer capital investments and maximize profitability. ChampionX provides applications and technology for drilling, production and midstream, both onshore and offshore. ChampionX’s customers include many of the largest publicly traded E&P and service companies, as well as national and independent oil and natural gas companies of all sizes. ChampionX’s assertion of being a leader in its field is corroborated by an August 2019 report by Kimberlite International Oilfield Research on supplier selection, market share, performance and competitive positioning in the oil and natural gas production industry.

ChampionX earns revenue across the lifecycle of wells, which are drilled and completed in days or months, and then produce for years. More than 80% of ChampionX’s revenue is generated during the long producing life of the well, which is the most stable and least capital-intensive phase of the lifecycle, improving consistency of revenue and cash flow generation.

With 2019 net sales of $2.3 billion, ChampionX’s product and service portfolio is deployed under a range of conditions in more than 55 countries that include the most technically and geographically demanding environments. ChampionX’s comprehensive offering addresses the many critical processes and challenges in the oil and natural gas lifecycle, including corrosion, oil and water separation, paraffin and asphaltene control, scale deposits, hydrogen sulfide impurities, drilling and well stimulation, hydrate control, foaming control, flow restrictions and water treatment needs. ChampionX also has leading worldwide capabilities and footprint, with nearly 30 manufacturing locations, four technology centers and a comprehensive, reliable supply chain that enables ChampionX to effectively and securely deliver its offering on a global basis.

ChampionX also delivers innovative digital tools that supplement its service and chemical applications, enabling employees and customers to collaborate in real time regardless of location. ChampionX captures and processes technical data from the field to generate insights, predictions and recommendations to react proactively to challenges arising in customer field operations. These tools increasingly enable ChampionX to connect the industry’s leading technical experts with field personnel to leverage its expertise in real-time across the world.

History and Development

ChampionX brings the respected legacies and strengths of both Nalco and Champion in the Upstream segment. ChampionX has a history of success and innovation stretching back almost a century to its origins as a part of National Aluminate Corporation, which commenced sales of drilling additives in 1929 in addition to its other water treatment businesses. ChampionX’s 1995 joint venture with Exxon Chemical Company was a significant milestone that enhanced and strengthened its technology, safety and change management culture while further developing its capability to create value for large, integrated oil and natural gas companies. ChampionX became part of Ecolab with Ecolab’s acquisition of Nalco Holding Company in 2011. ChampionX’s business continued and grew as part of Ecolab’s Nalco Champion business unit following Ecolab’s 2013 purchase and integration of Champion Technologies, a global specialty chemical company serving the oil and natural gas industry.

Industry and Market Conditions

ChampionX offers products and services principally to customers in the upstream oil and natural gas industry, which involves the exploration for, and production of, oil and natural gas. According to industry market studies, ChampionX expects the demand for oil and natural gas energy to grow over 20% and 40% respectively between now and 2050, fueled by a growing world population and expanding global middle class. Along with this increased demand, ChampionX expects a greater emphasis on responsible and sustainable production that creates new opportunities and challenges for its business and customers. Furthermore, given the natural decline rates of oil and natural gas production from existing reserves, ChampionX expects the long-term increase in demand to result in a continued need to discover and access new oil and natural gas reserves that can be efficiently, responsibly and cost-effectively developed. ChampionX believes that its business, with the strong value proposition of its products and services, is well positioned to create value for oil and natural gas producers that are increasingly focused on long-term financial health.

ChampionX expects that the development of new oil and natural gas reserves will pose increasingly difficult technical challenges to E&P companies as new production shifts towards harder-to-reach and harder-to-develop oil and natural gas reserves such as ultra-deepwater, oil sands and unconventional shale. This shift has been driven by the increasing depletion of easier-to-produce conventional oil and natural gas reserves and advances in production methods and technologies that make unconventional reserves more economically attractive.

Production of harder-to-reach oil, such as oil from ultra-deepwater, subsea developments, oil sands and other unconventional reserves, make drilling and the application of effective chemistry materially more difficult. This type of production is projected to increase from 25% to 31% of total worldwide oil production from 2019 to 2025, according to industry market studies. Total worldwide oil production is expected to climb from 83.5 million to 86.7 million barrels per day during the same period. Advances in deepwater and ultra-deepwater production methods have made deepwater and ultra-deepwater projects more economically attractive, benefiting many traditional deepwater markets and emerging ultra-deepwater fields. Investment in deepwater and ultra-deepwater E&P is projected to grow a total of 44% from 2019 to 2025.

Water treatment, management and processing is an integral aspect of oil and natural gas production as well as the largest portion of ChampionX’s overall portfolio of solutions. As production shifts towards harder-to-reach and harder-to-develop reserves, which present more challenging operating conditions, ChampionX expects demand for water-related services and chemistries to grow along with the need to responsibly manage increasingly important and scarce water resources. ChampionX believes that its global footprint and unique offerings of products, services and expertise put ChampionX in a strong position to support oil and natural gas production in these challenging environments and conditions. ChampionX also offers solutions that focus on reducing, reusing and recycling water through the life of a production asset in a manner that maximizes production and optimizes water usage in a responsible fashion.

The impact of COVID-19 on global energy demand as well as the oil price declines following the announcement of the expiration of the OPEC and Russia production cuts in March 2020 and the subsequent deal to cut production that was announced by OPEC and its allies in April 2020 will affect the oil and gas industry and drive budgetary changes and reforecasts for the short- and mid-term outlook. Given the volatile nature of these changes, the absolute market numbers quoted in this document may change, but the general trends and proportions are expected to remain directionally consistent as set forth above over the long term forecast period.

Business Segments

Operating activities that share similar economic characteristics, products and production processes, end-use markets, channels of distribution and regulatory environments have been organized into two reportable segments: Oilfield Performance and Specialty Performance.

Oilfield Performance

Oilfield Performance generated net sales of approximately $2 billion in 2019, representing approximately 87% of ChampionX’s total 2019 net sales. This segment is comprised of sales directly to E&P companies and is typically more stable because of its link to existing production, the lower investment required by customers, and the critical support these customers need to help solve their challenges.

Nearly all of ChampionX’s sales in this segment are derived from providing E&P and other customers in the oil and natural gas production and midstream markets with solutions to manage and control corrosion, oil and water separation, flow assurance, sour gas treatment and a host of water-related issues. This wide range of capabilities helps customers to minimize risks of operational interruptions and failures, maximize production targets, extend field life and increase profitability in a safe and responsible manner.

The products and services offered by Oilfield Performance cover a broad range of chemical solutions for onshore and offshore E&P operations and are built upon ChampionX’s foundation of deep expertise and capability in applications across the oil and natural gas lifecycle. ChampionX’s largest product lines in Oilfield Performance include corrosion inhibitors, scale inhibitors, emulsion breakers and biocides.

In addition, Oilfield Performance utilizes ChampionX’s reservoir modeling capability and chemistry expertise to provide enhanced oil recovery solutions to oil producers. These solutions are intended to enable its customers to increase oil recovery in mature oilfields and improve return on investment by extending the economic life of such fields in a safe and responsible manner, both onshore and offshore.

ChampionX’s Oilfield Performance products and services are sold and supported by its on-site experts and corporate account leaders, as well as through distributors, sales agents and joint ventures. More than half of ChampionX’s employees are specialists who provide expertise and support to its Oilfield Performance customers at their production sites and remotely. About 20% of ChampionX’s global workforce consists of logistics specialists who deliver supply assurance and ensure that its Oilfield Performance customers receive its products when and as needed for their operations, whether on land or offshore, including the most remote locations. In addition, Oilfield Performance is supported by over 400 experienced research scientists, technical experts and marketing professionals who develop new products and services and help customers manage the critical challenges they face throughout the life cycle of their assets.

Oilfield Performance mostly supports existing production. As a result, Oilfield Performance sales are less sensitive than those of Specialty Performance to changes in ChampionX’s customers’ capital expenditure budgets related to the exploration for and development of new oil and natural gas reserves, which are more directly affected by trends in oil and natural gas prices.

Specialty Performance

Specialty Performance generated net sales of approximately $0.3 billion in 2019, representing approximately 13% of ChampionX’s total 2019 net sales. This segment is comprised of sales directly to service and equipment companies that support global E&P companies.

Nearly all of ChampionX’s sales in this segment are derived from specialty products that support well stimulation, construction (including drilling and cementing) and remediation needs in the oil and natural gas industry. Specialty Performance products are specifically formulated to help its customers manage the challenges involved in developing conventional and unconventional oil and natural gas reserves.

Specialty Performance offers a range of fluid solutions that help its customers achieve more successful and efficient drilling and cementing operations and enhance well productivity. ChampionX also leverages its deep experience in water treatment and processing to offer its customers products that, among other things, help to control scale, inhibit microbial growth and inhibit corrosion. Specialty Performance leverages ChampionX’s expertise to design tailored products that can help ChampionX’s customers create ideal fluid packages based on individual well dynamics. ChampionX’s largest product lines in Specialty Performance include fracturing fluid packages, drilling additives, cement additives and products that support acidizing activities.

The products offered by Specialty Performance are sold and supported by ChampionX’s corporate account leaders, marketing professionals and field sales engineers. Specialty Performance is also supported by over 50 experienced research scientists and technical experts who work directly with its customers to develop customized solutions for their operations in challenging environments and conditions.

Sales of ChampionX’s Specialty Performance products are more sensitive than those of its Oilfield Performance products to changes in its customers’ capital expenditure budgets as they relate more directly to the exploration and development of new oil and natural gas reserves. This exploration and development activity is affected by trends in oil and natural gas prices and its customers’ corresponding levels of drilling activity, capital investment and well development.

ChampionX’s Competitive Strengths

ChampionX has been a leader in the upstream market backed by its innovative and differentiated technology, proprietary chemical solutions and focus on its strong customer relationships with the world’s largest and most successful oil and natural gas E&P companies. This positions ChampionX well to pursue its primary business strategies and provide a strong competitive advantage to enable its ongoing success:

Positioned to succeed in hard-to-reach oil and natural gas production environments

ChampionX offers a unique combination of industry focus, leading technologies, continued investment in R&D, water management know-how and unmatched field experience that gives ChampionX a competitive advantage in tomorrow’s most promising large-scale oil and natural gas production markets, including those involving ultra-deepwater, custom designed fracking packages, produced water handling and advanced offshore enhanced oil recovery technologies. These markets will require more innovative products and services that will enable more value-based pricing opportunity for ChampionX.

Scalable and flexible business model to win in cyclical, “lower-for-longer” market scenarios

ChampionX has built its business on driving value for its customers through differentiated technology and high-touch customer service. ChampionX believes that its tailored products and services make it integral to the success of its customers’ established operations, which ChampionX expects will enable it to deliver growth that outpaces that of the market and to maintain profitability and weather the volatility in oil and natural gas prices. ChampionX’s history demonstrates its ability to remain focused on enhancing its product portfolio, reducing process complexity and optimizing its production costs to promote success, even in extended periods of decreased oil and natural gas prices. More than 80% of its revenue is generated during the long producing life of the well, which is the most stable and least capital-intensive phase of the lifecycle, improving consistency of revenue and cash flow generation.

Comprehensive global supply chain presence and sourcing strategies

Industry market studies indicate that total global energy demand will increase by nearly 25% by 2030, which will drive the continued shift in oil and natural gas production towards harder-to-reach reserves. With ChampionX’s rich technology portfolio, research and development expertise, strong and expert service force and a long history of delivering its products securely to customers for their operations when and as needed, no matter their location, ChampionX believes it is positioned to meet the needs of its customers as they continue to expand production of harder-to-reach oil and natural gas reserves. ChampionX’s global manufacturing footprint, comprising owned and leased assets in major oil and natural gas production locations around the world, and its procurement and logistics capabilities enable it to consistently supply its customers’ needs in challenging and isolated areas.

Executive leadership team with deep industry experience

ChampionX’s senior leadership team consists of established industry professionals with significant relevant experience. ChampionX believes that they have the deep industry, operational, management and financial experience required to help ChampionX capitalize on business opportunities and effectively manage challenges that may arise.

Proven industry leadership and innovations in water management

Water is critical to ChampionX’s customers’ operations. ChampionX will benefit from a long history of leadership in water treatment and processing, which it will utilize to address the water-related challenges faced by its customers, including scale, corrosion, microbial growth and reservoir souring. In addition, ChampionX has expertise in responsibly managing scarce water resources by enabling its customers to reduce their water usage, recycle the water they use and responsibly manage wastewater, whether offshore, onshore or in unconventional reserves such as oil sands relying on steam-assisted gravity drainage. ChampionX believes its unique combination of experience in water treatment and processing and oil and natural gas production puts it in a leading position to meet its customers’ water-related needs in a responsible fashion.

Investment in industry-leading digital solutions

ChampionX will continue to invest in digital innovation to better enable it to provide its customers with improved data analytics and ongoing intelligence about their operations that leverages its global knowledge base. These initiatives allow ChampionX to collaborate with its customers in optimizing the efficiency of their operations. ChampionX’s CORE system is a platform for knowledge sharing, built around global, collaborative networks. CORE enables ChampionX’s employees to collaborate in real time and to capture and process technical data and reports that it uses to provide its customers with insights from their operations that help predict and solve challenges across the assets in their organizations. ChampionX’s TEAMS center allows its on-site field employees to access technical expertise in real time to quickly identify and address technical challenges. ChampionX’s connected digital devices support services, such as remote tank-level monitoring and water management sensing, enable it to provide additional value to customers.

ChampionX’s Business Strategies

ChampionX’s strategic goals are to maintain its leadership in delivering chemical solutions to the upstream oil and natural gas industry and pursue adjacent market growth opportunities in order to deliver profitable growth, maximize free cash flow and create stockholder value. ChampionX intends to achieve these goals by executing the following strategies:

Expand addressable market

ChampionX believes that there are significant opportunities to expand into product and service offerings adjacent to its current portfolio by leveraging its deep industry experience, customer intimacy, global footprint, technical capabilities and on-site experts. ChampionX expects to pursue such expansion through a variety of means, including collaborative technology development and targeted acquisitions.

Expand share of offshore production market

The highly-advanced production methods and technologies used in deepwater production, defined as production at water depths of 125 to 1,500 meters, can now be applied to ultra-deepwater reserves, defined as production at water depths greater than 1,500 meters, making exploitation of these reserves more economically attractive than in the past. ChampionX intends to build upon its historical leadership position in the offshore market as it increasingly relies upon ultra-deepwater reserves to satisfy growing energy demand.

Capitalize on opportunities in unconventional production and associated water treatment needs

Advances in production methods and technologies have also made unconventional reserves more economically attractive. As a result of these advances and the ongoing depletion of conventional oil and natural gas reserves, E&P capital expenditures have shifted towards unconventional oil and natural gas reserves. ChampionX offers a range of products specifically formulated to help its customers manage the challenges involved in developing unconventional reserves, including ultra-deepwater, oil sands and those reserves that require horizontal drilling, and have the procurement and logistics capabilities required to securely supply its customers’ needs in challenging and isolated areas.

This shift in production has also created new opportunities for ChampionX to leverage its long-standing water treatment and processing capabilities to assist its customers in unconventional production. Water is critical to its customers’ operations, including drilling, fracturing, pressurizing, extraction and transportation, reuse and disposal, and scarcity of water resources has increased the need to responsibly manage its use.

Given the industry’s increasing focus to pursue unconventional development in a responsible fashion—often in water-scarce regions of the world—ChampionX believes its unique combination of water treatment and processing experience in the oil and natural gas E&P sector puts ChampionX in a leading position to bring value to its customers’ operations.

Increase capability in midstream markets

Recent increases in the production of oil and natural gas in the Unites States, driven by advances in production methods and technologies, including horizontal drilling, has led to significant investments in the oil and natural gas pipeline infrastructure in the United States. This pipeline infrastructure is generally owned by large service providers. ChampionX offers midstream operators a full range of technologies and additives to help protect their investments from corrosion and optimize flow-through performance. ChampionX intends to continue expanding its relationships with midstream operators to help them reduce capital expenditures and extend the life of their existing infrastructure.

Pursue opportunities in enhanced oil recovery

ChampionX’s unique technical knowledge and experience addressing the interactions between reservoir rock, injected and formation water, chemistry design and selection, and facility design allow ChampionX to deliver field-scale enhanced oil recovery technologies to its customers. These effective and economical solutions enable customers to meet the challenges of reducing their environmental impact while minimizing capital investments associated with new well development. These technologies can be applied both onshore and offshore and are developed hand-in-hand with its customers. ChampionX’s experience meeting logistics challenges and supply and quality assurance requirements at a large scale enable it to successfully deploy its enhanced oil recovery technologies across a range of conditions.

Invest in enhanced digital solutions

Oil and natural gas E&P companies increasingly seek to leverage data and analytics to enable more timely and effective decision-making. ChampionX intends to meet these needs by continuing its investment in digital innovation. ChampionX currently offers platforms that allow it to collaborate with its customers to help optimize the efficiency of their operations and provide and analyze real-time data from remote sensing technologies. ChampionX’s digital product and service offerings allow it to help its customers minimize risk, achieve their production targets and maximize profitability no matter their location. Furthermore, through its internal knowledge sharing system, it is able to leverage the experience and knowledge of its employees to help its customers predict and solve their toughest challenges.

Competition

The markets in which ChampionX operates are highly competitive. The principal bases of competition in ChampionX’s markets are customer service, market expertise, breadth of product offering, product quality and performance, supply chain capabilities, price and innovation. ChampionX has built its business on delivering value to its customers across the globe through its extensive industry experience and knowledge, technical expertise, differentiated technology, customer service, procurement and logistics capabilities and emphasis on safety and environmental leadership.

ChampionX’s key competitors include: Baker Hughes Company; Clariant AG; Multi-Chem, a Halliburton Service; and M-I SWACO, a Schlumberger company.

Customers, Sales and Distribution

ChampionX has built its business through high-touch customer service, and its focus on its customers’ needs is central to ChampionX’s goal of creating value for all of its stakeholders. Utilizing its deep industry experience and technical expertise, ChampionX seeks to develop collaborative relationships with its customers to help them achieve peak performance throughout the life cycle of their assets by identifying and managing the challenges they face. ChampionX’s products and services are primarily marketed and sold directly by its field sales personnel and corporate account leaders, as well as through technical seminars, tradeshows and various digital and print advertising materials. ChampionX’s sales employees partner with its customers to understand their technical challenges and needs and proactively work with them to provide solutions that leverage ChampionX’s portfolio of products and services across the drilling, production and midstream markets. In certain markets ChampionX utilizes joint ventures and independent third-party distributors and sales agents to sell and market products and services. ChampionX’s key products, each of which constitute over 10% of net sales, are corrosion inhibitors, scale inhibitors and emulsion breakers.

The following chart details ChampionX’s net sales by geographic region for 2019:

Deliveries of ChampionX’s products to customers are made from its manufacturing facilities, blending facilities and a network of owned and leased distribution centers. ChampionX also utilizes third-party logistics service providers to facilitate the distribution of its products.

Working Capital

ChampionX maintains an adequate level of working capital to support its business needs. There are no unusual industry practices or requirements relating to working capital items in either Oilfield Performance or Specialty

Performance.

Investments in Equipment

ChampionX has invested in the past, and expects to continue to invest in the future, in process control and monitoring equipment consisting primarily of systems used by customers to dispense its products as well as to monitor water systems or corrosion in pipelines. For additional information regarding investments in equipment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ChampionX—Investing Activities.”

Manufacturing

ChampionX manufactures the majority of its products and related equipment in facilities that it operates. For 2020, ChampionX anticipates that approximately 60% of its total product volumes will be manufactured in manufacturing facilities that it owns or leases, slightly less than 20% of its total product volumes will be provided through intercompany manufacturing agreements with Ecolab-owned or Ecolab-leased manufacturing facilities, and the remaining 20% of its total product volumes will be provided through other third-party manufacturers or suppliers.

Joint Ventures

ChampionX has, over time, entered into joint ventures with unaffiliated third parties in order to meet local ownership requirements, to achieve quicker operational scale, to expand its ability to provide its customers a more fully integrated offering of products and services and to provide other benefits to its business and its customers. During 2019, the impact of ChampionX’s joint ventures on its combined net sales was less than 5%. These joint ventures may support activities for both the Oilfield Performance and Specialty Performance businesses, with the majority of joint venture activity supporting Oilfield Performance.

The table below identifies ChampionX’s most significant joint ventures and their locations, categorized according to the primary purpose of the joint venture.

Local Ownership Requirements / Geographic Expansion
Joint Venture	Location
ChampionX Químicos Lda.	Angola
ChampionX Equatorial Guinea Sarl	Equatorial Guinea
ChampionX Oilfield Solutions Ghana Ltd	Ghana
ChampionX Dai-ichi India Private Limited	India
RauanNalco LLP	Kazakhstan
Malaysian Energy Chemical & Services Sdn. Bhd.	Malaysia
ChampionX Oilfield Solutions Nigeria Ltd	Nigeria
Champion Arabia Limited	Saudi Arabia
Emirates National Chemicals Company LLC	United Arab Emirates

Manufacturing Capability
Joint Venture	Location
Petrochem Performance Products	Azerbaijan

ChampionX will continue to evaluate the potential for partnerships and joint ventures that can assist it in increasing its geographic, technological and product reach or enhance product and service offerings to its customers.

Intellectual Property

ChampionX owns a large portfolio of patents, trademarks, licenses and other intellectual property, which have been acquired over time and, to the extent applicable, expire at various times over a number of years. ChampionX occasionally licenses third-party intellectual property to supplement its product and service offerings. ChampionX also has an active program to protect its intellectual property by filing for patents and registering trademarks around the world and pursuing legal action, when appropriate, to prevent infringement. Key trademarks ChampionX owns include those related to ChampionX. These trademarks are registered or applied for in all of ChampionX’s key markets, and ChampionX anticipates maintaining them indefinitely. While ChampionX’s intellectual property portfolio contributes to its innovative product and service offerings, ChampionX does not believe that the loss or expiration of any particular intellectual property right would materially affect its financial results.

Research and Development

ChampionX delivers value and performance to its customers through its investment in innovative technologies. Technology has become increasingly critical in ChampionX’s industry as maturing global oil and natural gas reservoirs, acceleration of production decline, increasingly complex well designs and an aging workforce stress existing infrastructure and systems. Despite fluctuations in the number of wells drilled, E&P companies have consistently increased their expenditures on technology to improve oil and natural gas recovery and lower their costs. ChampionX has invested substantially in building its research and development capabilities and digital and other technology offerings, all of which it believes help its customers minimize risk, achieve production targets, extend field life and maximize profitability in a safe and responsible manner.

ChampionX’s research and development program focuses on the following activities:

•	Developing next-generation technology for all aspects of oil and natural gas production, including both conventional and unconventional, and across the entire life cycle of a producing asset.

•	Enhancing its ability to predict, identify and solve its customers’ operational challenges with its portfolio of products and services.

•	Decreasing the cost of the products and services that it brings to market by using innovation to drive operational efficiency.

ChampionX’s key research and development disciplines include analytical and material science, chemical synthesis, formulation science, microbiology, reservoir engineering, software engineering, process and equipment. ChampionX also has a robust external innovation program that leverages the capabilities and knowledge of key suppliers and joint development programs with start-up companies. Furthermore, ChampionX has a number of technical specialists embedded in key geographies to provide an efficient channel to deploy its new technologies in the major oil and natural gas markets around the world.

Raw Materials

ChampionX uses a wide variety of raw materials in manufacturing its products. These include inorganic chemicals, including alkalis, acids, biocides, phosphonates, phosphorous materials, silicates and salts, and organic chemicals, including acids, alcohols, amines, fatty acids, surfactants, solvents, monomers and polymers. ChampionX also purchases packaging materials for its manufactured products and components for its specialized dispensing equipment and systems. ChampionX purchases more than 4,000 raw materials, with the largest single raw material representing less than 3% of its raw material purchases. Raw materials, apart from a few specialized chemicals that ChampionX manufactures, are generally purchased on a contract basis and are ordinarily available in adequate quantities from a diverse group of suppliers globally. When practical, ChampionX utilizes global sourcing to align supply and production locations to control costs.

Environmental and Regulatory Considerations

ChampionX’s businesses are subject to various legislative enactments and regulations relating to the protection of the environment and public health. While ChampionX cooperates with governmental authorities and takes what it believes are appropriate measures to meet regulatory requirements and avoid or limit environmental effects, environmental risks are inherent in ChampionX’s businesses. Among such risks are costs associated with transporting and managing hazardous materials, waste disposal and plant site cleanup; and fines and penalties if ChampionX is found to be in violation of applicable environmental laws or permits issued pursuant to applicable environmental laws. Evolving chemical regulations could disrupt its business if they require ChampionX to reformulate, recall or discontinue the production of products impacted by such regulations. In addition, the demand for certain of its products and services is dependent upon or might be limited by environmental laws and regulations. Changes in these laws and regulations, such as air pollution regulations and regulations relating to oil and natural gas production (including those related to hydraulic fracturing), could impact the sales of some of its products or services. In addition to an increase in costs of manufacturing and delivering products, a change in production regulations or product regulations could result in interruptions to ChampionX’s business and financial losses should it be unable to meet the demands of its customers for products.

Although ChampionX is not currently aware of any such circumstances, there can be no assurance that future legislation or enforcement policies will not have a material adverse effect on ChampionX’s consolidated results of operations, financial position or cash flows. The environmental and regulatory matters that are most significant to ChampionX are discussed below.

TSCA: The United States’ primary chemicals management law, the Toxic Substances Control Act (“TSCA”), was updated in 2016 with the passage of the Frank R. Lautenberg Chemical Safety for the 21st Century Act (“LCSA”). LCSA modernizes the original 1976 legislation, aiming to establish greater public confidence in the safety of chemical substances in commerce. For ChampionX, the updates to TSCA have to date resulted in increased costs, including increased testing costs and agency fees, associated with the registration of new chemicals with the U.S. Environmental Protection Agency (“EPA”). LCSA also requires the EPA to evaluate the safety of existing chemicals, starting with those most likely to pose risks to public health and safety, and as a result, LCSA could impose additional testing and other requirements with respect to existing chemical registrations.

REACH: In 2006, the European Union enacted a regulatory framework for the Registration, Evaluation and Authorization of Chemicals (“REACH”). It established a European Chemicals Agency responsible for evaluating data to determine hazards and risks of chemicals and to manage the program for authorization of chemicals for sale and distribution in European Union member countries. Other countries have implemented or are implementing regulatory frameworks similar to REACH. Costs to ChampionX of complying with REACH and these similar regulatory frameworks have not been, and are not expected to be, material.

GHS: In 2003, the United Nations adopted a standard on hazard communication and labeling of chemical products known as the Globally Harmonized System of Classification and Labeling of Chemicals (“GHS”). GHS is designed to facilitate international trade and increase safe handling and use of hazardous chemicals through a worldwide system that classifies chemicals based on their intrinsic hazards and communicates information about those hazards through standardized product labels and safety data sheets. Costs to ChampionX of complying with GHS have not been, and are not expected to be, material.

Biocide Legislation: Various international, federal and state environmental laws and regulations govern the manufacture and/or use of biocidal active substances and products. ChampionX manufactures and sells disinfecting and material preservation products that kill or reduce microorganisms such as bacteria, viruses and fungi on hard environmental surfaces and in process fluids. Such products constitute “antimicrobial pesticides” under the current definitions of the Federal Insecticide, Fungicide, and Rodenticide Act, as amended by the Food Quality Protection Act of 1996, the principal U.S. federal statute governing the manufacture, labeling, handling and use of pesticides, or “biocides,” in other countries around the world. ChampionX maintains biocide registrations for relevant products with the EPA and other relevant government agencies around the world. Registration entails the necessity to meet applicable efficacy, toxicity and labeling requirements and to pay on-going registration fees. In addition, each state in which these products are sold requires registration and payment of a fee. While the cost of complying with rules relating to biocides is not material to ChampionX, those costs continue to increase, and ChampionX has experienced increasing delays in receiving the necessary approvals for these products.

Other Environmental Legislation: ChampionX’s manufacturing plants are subject to federal, state, local or foreign laws and regulations relating to discharge of hazardous substances into the environment and to the transportation, handling and disposal of these substances. The primary federal statutes that apply to ChampionX’s activities in the United States are the Clean Air Act, the Clean Water Act and the Resource Conservation and Recovery Act. ChampionX is also subject to the Superfund Amendments and Reauthorization Act of 1986, which imposes reporting requirements relating to emissions of hazardous substances into the air, land and water. The products ChampionX produces and distributes into European Union member countries are also subject to directives governing electrical waste (WEEE Directive 2012/19/EU) and the restriction on certain hazardous substances incorporated into electrical or electronic products (RoHS Directive 2011/65/EU). Similar legal requirements apply to its facilities globally. ChampionX makes capital investments and incurs ongoing operating expenditures to comply with environmental laws and regulations, to promote employee safety and to carry out its announced environmental sustainability principles. To date, these expenditures have not been material to ChampionX. Hydraulic Fracturing: ChampionX supplies various products and services used in the hydraulic fracturing industry, which has been the subject of various laws, regulations and restrictions at the national, regional and state levels. Some of these laws, regulations and restrictions include requirements for ingredient disclosures, which may create constraints on ChampionX’s business operations. Some jurisdictions have banned or limited, or plan to ban or limit, the practice of hydraulic fracturing, posing risks to that industry sector. To date, laws and regulations governing hydraulic fracturing have not had a material negative impact on ChampionX’s business.

Climate Change: Various laws and regulations pertaining to climate change have been implemented or are being considered for implementation at the international, national, regional and state levels, particularly as they relate to the reduction of greenhouse gas (“GHG”) emissions. These laws and regulations apply directly to ChampionX’s customers, but generally not to ChampionX at the present time. ChampionX may be impacted in the future to the extent that such laws and regulations negatively impact the exploration, production and use of oil and natural gas. Environmental Remediation and Proceedings: Along with numerous other potentially responsible parties (“PRP”), ChampionX is currently involved with site clean-up activities pursuant to the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”, also known as “Superfund”) or state equivalents at 12 sites in the United States. ChampionX is also currently subject to similar remediation obligations at four sites outside the United States. Under CERCLA and similar U.S. state laws, the parties that may be held liable for the costs to investigate and remediate contaminated sites, including the current and former owners and operators of such sites and the parties that arranged for the disposal of hazardous substances to the site (“potentially responsible parties,” or “PRPs”), are typically jointly and severally liable for the costs associated with cleaning up the site and in some cases, for natural resource damages caused by the contamination at or emanating from a site. Customarily, the PRPs will work with the EPA to agree upon and implement a plan for site remediation. ChampionX’s remedial obligations at sites outside the United States are associated with facilities that ChampionX currently or formerly owned or operated, other than sites retained by Ecolab in connection with the Transactions. Based on an analysis of (i) ChampionX’s experience with such environmental proceedings, (ii) its estimated share (measured by mass or volume, depending on the site) of the hazardous substances disposed or sent to the sites referred to in the preceding paragraph, and (iii) its estimate of the contribution to be made by other PRPs that ChampionX believes have the financial ability to pay their allocated share of investigation and remediation costs, ChampionX has accrued its best estimate of its probable future costs relating to these sites. In establishing accruals, potential insurance reimbursements are not included. The accruals are not discounted. It is not feasible to predict when the amounts accrued will be paid due to the uncertainties inherent in the environmental remediation and associated regulatory processes.

ChampionX has also been named as a defendant in a number of lawsuits alleging personal injury due to exposure to hazardous substances in connection with its products and services. While ChampionX does not currently believe that any of these lawsuits will be material to it, there can be no assurance that these matters will not have, either individually or in the aggregate, a material adverse effect on ChampionX’s consolidated results of operations, financial position or cash flows.

ChampionX’s accruals at December 31, 2019 for probable future environmental remediation expenditures, excluding potential insurance reimbursements, totaled approximately $9.4 million. ChampionX reviews its exposure for environmental remediation costs periodically and adjusts its accruals as it considers appropriate. While the final resolution of these issues could result in costs below or above current accruals and could, therefore, have an impact on ChampionX’s consolidated financial results in a future reporting period, ChampionX believes the ultimate resolution of these matters will not have a material effect on its consolidated results of operations, financial position or cash flows.

Employees

ChampionX expects to employ approximately 5,400 people in over 55 countries as of the Distribution. Approximately 5% of these employees are covered by collective bargaining agreements or similar labor arrangements. ChampionX believes that it has strong employee engagement and good relations with its workforce.

Properties

ChampionX’s corporate headquarters is located in a company-owned facility in Sugar Land, Texas. ChampionX owns and operates research and technology centers in Sugar Land, Texas; Calgary, Canada; Kazan, Russia; and Aberdeen, Scotland. ChampionX has significant regional administrative facilities located in Dubai, United Arab Emirates; Buenos Aires, Argentina; and Bogota, Colombia, which is a leased facility. ChampionX also has a network of small leased sales offices around the world.

ChampionX has a robust global manufacturing facility network that supports its supply chain strategy to manufacture products wherever an economic, process or quality assurance advantage exists or where proprietary manufacturing techniques require in-house production. Most products that ChampionX sells are manufactured at its facilities. ChampionX positions manufacturing locations and warehouses in a manner to provide timely access to customers.

ChampionX’s manufacturing facilities produce chemical products for each of its operating segments. ChampionX’s chemical production process consists of producing intermediates via basic reaction chemistry and subsequently blending and packaging those intermediates with other purchased raw materials into finished products in powder, solid and liquid form.

The following table profiles ChampionX properties with approximately 70,000 square feet or more.

Location	Approximate Sq. Ft.	Type of Property	Owned /Leased
Odessa, Texas, United States	435,000	Manufacturing Facility	Owned
Sugar Land, Texas, United States	350,000	Offices, Manufacturing Facility and Research Labs	Owned
Fawley, United Kingdom	350,000	Manufacturing Facility	Owned
Soledad, Colombia	276,000	Manufacturing Facility	Owned
Jurong Island, Singapore	250,000	Manufacturing Facility	Leased
Freeport, Texas, United States	189,000	Manufacturing Facility	Owned
Corsicana, Texas, United States	137,000	Manufacturing Facility	Owned
Aberdeen, United Kingdom	118,000	Research Labs and Manufacturing Facility	Owned
Sterlitamak, Russia	115,000	Manufacturing Facility	Owned
Calgary, Canada	94,000	Research Labs and Manufacturing Facility	Owned
LeDuc, Canada	81,000	Manufacturing Facility	Owned
Garyville, Louisiana, United States	70,000	Manufacturing Facility	Leased

ChampionX believes that its manufacturing facilities are adequate to meet its existing in-house production needs. ChampionX continues to invest in its manufacturing facilities to maintain viable operations and to add capacity as necessary to meet customer needs and business objectives.

Most of ChampionX’s manufacturing facilities also serve as distribution centers. In addition, ChampionX operates dedicated distribution centers around the world, most of which are leased.

Legal Proceedings

ChampionX and its subsidiaries are parties to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include, from time to time, commercial, patent infringement, product liability and employment lawsuits, as well as possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. ChampionX has established accruals for certain lawsuits, claims and environmental matters. While it is not possible at this time to predict the outcome of these matters, in the opinion of management, ChampionX is not currently involved in any legal proceedings that, individually or in the aggregate, could have a material effect on ChampionX’s financial condition, results of operations or cash flows.

Matters Related to Deepwater Horizon Incident Response

On April 22, 2010, the deepwater drilling platform, the Deepwater Horizon, operated by a subsidiary of BP plc, sank in the Gulf of Mexico after a catastrophic explosion and fire that began on April 20, 2010. A massive oil spill resulted. Approximately one week following the incident, subsidiaries of BP plc, under the authorization of the responding federal agencies, formally requested the COREXIT Defendants to supply large quantities of COREXIT™ 9500, an oil dispersant product listed on the U.S. EPA National Contingency Plan Product Schedule. The COREXIT Defendants responded immediately by providing available COREXIT™ and increasing production to supply the product to BP’s subsidiaries for use, as authorized and directed by agencies of the federal government throughout the incident. Prior to the incident, the COREXIT Defendants had not provided products or services or otherwise had any involvement with the Deepwater Horizon platform. On July 15, 2010, BP announced that it had capped the leaking well, and the application of dispersants by the responding parties ceased shortly thereafter.

On May 1, 2010, the President of the United States appointed retired U.S. Coast Guard Commandant Admiral Thad Allen to serve as the National Incident Commander in charge of the coordination of the response to the incident at the national level. The EPA directed numerous tests of all the dispersants on the National Contingency Plan Product Schedule, including those provided by the COREXIT Defendants, “to ensure decisions about ongoing dispersant use in the Gulf of Mexico are grounded in the best available science.” The COREXIT Defendants cooperated with this testing process and continued to supply COREXIT™, as requested by BP and government authorities. The use of dispersants by the responding parties was one tool used by the government and BP to avoid and reduce damage to the Gulf area from the spill.

In connection with its provision of COREXIT™, the COREXIT Defendants have been named in several lawsuits as described below.

Cases arising out of the Deepwater Horizon accident were administratively transferred for pre-trial purposes to a judge in the United States District Court for the Eastern District of Louisiana (the “Court”) with other related cases under In Re: Oil Spill by the Oil Rig “Deepwater Horizon” in the Gulf of Mexico, on April 20, 2010, Case No. 10-md-02179 (E.D. La.) (“MDL 2179”). The COREXIT Defendants were named, along with other unaffiliated defendants, in six putative class action complaints related to the Deepwater Horizon oil spill and 21 complaints filed by individuals. Those complaints were consolidated in MDL 2179. The complaints generally allege, among other things, strict liability and negligence relating to the use of COREXIT™ dispersant in connection with the Deepwater Horizon oil spill.

Pursuant to orders issued by the Court in MDL 2179, the claims were consolidated in several master complaints, including one naming the COREXIT Defendants and others that responded to the Deepwater Horizon oil spill (known as the “B3 Master Complaint”). On May 18, 2012, the COREXIT Defendants filed a motion for summary judgment against the claims in the B3 Master Complaint, on the grounds that: (i) the plaintiffs’ claims are preempted by the comprehensive oil spill response scheme set forth in the Clean Water Act and National Oil and Hazardous Substances Pollution Contingency Plan (the “National Contingency Plan”); and (ii) the COREXIT Defendants are entitled to derivative immunity from suit. On November 28, 2012, the Court granted the COREXIT Defendants’ motion and dismissed with prejudice the claims in the B3 Master Complaint asserted against the COREXIT Defendants. The Court held that such claims were preempted by the Clean Water Act and National Contingency Plan. Because claims in the B3 Master Complaint remained pending against other defendants, the Court’s decision was not a “final judgment” for purposes of appeal. Under Federal Rule of Appellate Procedure 4(a), plaintiffs will have 30 days after entry of final judgment to appeal the Court’s decision.

In December 2012 and January 2013, the MDL 2179 court issued final orders approving two settlements between BP and plaintiffs’ class counsel: (1) a proposed Medical Benefits Class Action Settlement; and (2) a proposed Economic and Property Damages Class Action Settlement. Pursuant to the proposed settlements, class members agree to release claims against BP and other released parties, including the COREXIT Defendants.

The COREXIT Defendants, the incident defendants and the other responder defendants have been named as first party defendants by Transocean Deepwater Drilling, Inc. and its affiliates (the “Transocean Entities”) (In re the Complaint and Petition of Triton Asset Leasing GmbH, et al, MDL No. 2179, Civil Action 10-2771). In April and May 2011, the Transocean Entities, Cameron International Corporation, Halliburton Energy Services, Inc., M-I L.L.C., Weatherford U.S., L.P. and Weatherford International, Inc. (collectively, the “Cross Claimants”) filed cross claims in MDL 2179 against the COREXIT Defendants and other unaffiliated cross defendants. The Cross Claimants generally allege, among other things, that if they are found liable for damages resulting from the Deepwater Horizon explosion, oil spill and/or spill response, they are entitled to indemnity or contribution from the cross defendants.

In April and June 2011, in support of its defense of the claims against it, the COREXIT Defendants filed counterclaims against the Cross Claimants. In its counterclaims, the COREXIT Defendants generally allege that if they are found liable for damages resulting from the Deepwater Horizon explosion, oil spill and/or spill response, they are entitled to contribution or indemnity from the Cross Claimants.

In May 2016, the COREXIT Defendants were named in nine additional complaints filed by individuals alleging, among other things, business and economic loss resulting from the Deepwater Horizon oil spill (“B1” claims). In April 2017, the COREXIT Defendants were named in two additional complaints filed by individuals alleging, among other things, business and economic loss resulting from the Deepwater Horizon oil spill. The plaintiffs in these lawsuits are generally seeking awards of unspecified compensatory and punitive damages, and attorneys’ fees and costs. These actions have been consolidated in MDL 2179.

On February 22, 2017, the Court dismissed the B3 Master Complaint and ordered that plaintiffs who had previously filed a claim that fell within the scope of the B3 Master Complaint and who had “opted out” of and not released their claims under the Medical Benefits Class Action Settlement either: (1) complete a sworn statement indicating, among other things, that they opted out of the Medical Benefits Class Action Settlement (to be completed by plaintiffs who previously filed an individual complaint); or (2) file an individual lawsuit attaching the sworn statement as an exhibit, by a deadline date set by the Court.

On July 10, 2018, the Court entered an order dismissing the “B1” claims against the COREXIT Defendants. In light of the Court’s orders dismissing various B3 and “B1” claims in their entirety, for most plaintiffs the Court’s November 28, 2012 grant of summary judgment for the COREXIT Defendants is now final and the deadline to appeal has passed. On October 23, 2018, a plaintiff filed a new B3 complaint against the COREXIT Defendants and other unaffiliated defendants generally alleging, among other things, negligence and gross negligence related to the use of COREXIT™ dispersant in connection with the Deepwater Horizon oil spill. The complaint was consolidated in MDL 2179. There currently remain three cases pending against the COREXIT Defendants relating to the Deepwater Horizon oil spill, all of which are expected to ultimately be dismissed pursuant to the Court’s November 28, 2012 order granting the COREXIT Defendants’ motion for summary judgment.

ChampionX believes the claims asserted against the COREXIT Defendants are without merit and intends to defend these lawsuits vigorously. ChampionX also believes that it has rights to contribution and/or indemnification (including legal expenses) from third parties. However, ChampionX cannot predict the outcome of these lawsuits, the involvement it might have in these matters in the future, or the potential for future litigation.

Environmental-Related Legal Proceedings

For discussion of other environmental-related legal proceedings, see “—Environmental and Regulatory Considerations.”

HISTORICAL AND PRO FORMA PER SHARE INFORMATION, MARKET PRICE AND DIVIDEND INFORMATION

Historical and Pro Forma Per Share Information

The following tables set forth certain historical and pro forma per share information for Ecolab and Apergy. The Ecolab historical information has been derived from and should be read together with Ecolab’s audited consolidated financial statements and accompanying notes contained in Ecolab’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this prospectus. The Apergy historical information has been derived from and should be read together with Apergy’s audited consolidated financial statements and accompanying notes contained in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this prospectus. Ecolab’s pro forma information has been derived from the “Unaudited Pro Forma Condensed Consolidated Financial Statements of Ecolab” included elsewhere in this prospectus. Apergy’s pro forma information has been derived from the “Unaudited Pro Forma Condensed Combined Financial Statements of Apergy” included elsewhere in this prospectus.

Ecolab, Apergy and ChampionX may have performed differently had the Transactions occurred prior to the period or as of the date presented. The pro forma per share information does not purport to represent what the actual results of operations or the financial position would have been had the Transactions occurred on the dates assumed, nor is it indicative of the future results of operations or financial position of Ecolab, Apergy and ChampionX following the Transactions.

Ecolab

	As of and for the Year Ended December 31, 2019
(in millions, except per share amounts)	Historical	Pro Forma
Earnings attributable to Ecolab per common share
Basic	$5.41	$5.05
Diluted	$5.33	$4.97
Weighted-average common shares outstanding
Basic	288.1	282.4
Diluted	292.5	286.8
Book value per share of common stock	$30.26	$19.56
Cash dividends declared per share of common stock	$1.85	$1.85

Apergy

	As of and for the Year Ended December 31, 2019
(in millions, except per share amounts)	Historical	Pro Forma
Earnings attributable to Apergy per common share
Basic	$0.67	$1.26
Diluted	$0.67	$1.26
Weighted-average common shares outstanding
Basic	77.4	205.0
Diluted	77.6	205.2
Book value per share of common stock	$13.38	$10.56
Cash dividends declared per share of common stock	$—	$—

ChampionX equivalent pro forma per share information under varying exchange rate assumptions

The unaudited pro forma per share information assumes that the Transactions are effected through a fully subscribed exchange offer with approximately 5.7 million shares of Ecolab common stock tendered and exchanged for approximately 122.6 million shares of ChampionX common stock, reflecting an assumed exchange ratio of 21.4886 shares of ChampionX common stock for each share of Ecolab common stock exchanged. Such exchange ratio has been determined by applying an indicative assumed discount of 10% and dividing the closing price of Ecolab’s common stock of $179.86 per share as of April 9, 2020 by 90% of the closing price of Apergy common stock of $9.30 per share as of April 9, 2020. Note the actual exchange ratio of Ecolab common stock to ChampionX common stock will be based on a calculated VWAP upon the terms and conditions disclosed elsewhere in this prospectus. The range of equivalent pro forma per share information as of and for the year ended December 31, 2019 shown below is calculated by multiplying the Apergy pro forma per share amounts by the exchange ratio based on varying exchange outcomes of ChampionX common stock for each share of Ecolab common stock tendered in this Exchange Offer.

Ecolab Common Stock	Apergy Common Stock	Exchange Ratio	Calculated basic earnings per common share	Calculated diluted earnings per common share	Calculated book value per share of common stock	Cash dividends declared per share of common stock
As of April 9, 2020	As of April 9, 2020	21.4886	$27.05	$27.03	$226.83	$—
Down 10%	Up 10%	17.5816	$22.13	$22.11	$185.59	$—
Down 10%	Unchanged	19.3398	$24.35	$24.32	$204.15	$—
Down 10%	Down 10%	21.4886	$27.05	$27.03	$226.83	$—
Unchanged	Up 10%	19.5351	$24.59	$24.57	$206.21	$—
Unchanged	Down 10%	23.8763	$30.06	$30.03	$252.03	$—
Up 10%	Up 10%	21.4886	$27.05	$27.03	$226.83	$—
Up 10%	Unchanged	23.6375	$29.76	$29.73	$249.51	$—
Up 10%	Down 10%	26.2639	$33.06	$33.03	$277.24	$—

Certain Market Price and Dividend Information

Historical market price data for ChampionX has not been presented because the ChampionX Business is currently owned and operated by Ecolab and there is no established trading market for ChampionX common stock. ChampionX common stock does not currently trade separately from Ecolab common stock.

Ecolab common stock currently trades on the NYSE under the ticker symbol “ECL.” On December 18, 2019, the last trading day before the announcement of the Transactions, the closing price of Ecolab common stock was $185.69 per share. On [    ], 2020, the last practicable trading day for which information is available as of the date of this prospectus, the closing price of Ecolab common stock was $[    ] per share.

Apergy common stock currently trades on the NYSE under the ticker symbol “APY.” On December 18, 2019, the last trading day before the announcement of the Transactions, the closing price of Apergy common stock was $30.67 per share. On [    ], 2020, the last practicable trading day for which information is available as of the date of this prospectus, the closing price of Apergy common stock was $[    ] per share.

Apergy Dividend Policy

Apergy has never declared or paid dividends on its common stock.

Per the terms of the Merger Agreement, Apergy is currently restricted from declaring and paying any dividends prior to the effective time of the Merger. Any determination as to the declaration of future dividends following such time is at the sole discretion of the Apergy Board of Directors. Following the Merger, the reconstituted Apergy Board of Directors intends to consider the declaration and payment of any additional future dividends based on a number of factors, including the results of Apergy’s operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Apergy Board of Directors deems relevant.

Ecolab Dividend Policy

Declarations of dividends on Ecolab’s common stock are made at the discretion of Ecolab’s Board of Directors. Among other things, Ecolab’s Board of Directors evaluates business conditions and earnings. In December 2019, Ecolab’s Board of Directors declared a quarterly dividend of $0.47 per share (paid in January 2020), a one cent increase over declared dividends in the previous four quarters. Ecolab’s Board of Directors expects that comparable cash dividends will continue to be paid in the future.

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION OF CHAMPIONX

The following table presents ChampionX’s selected historical combined financial information, consisting of historical combined financial information of ChampionX as of the dates and for the periods presented. The selected historical combined financial information as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 has been derived from ChampionX’s audited combined financial statements included elsewhere in this prospectus. The selected historical combined financial information as of December 31, 2017 and for the year ended December 31, 2016 has been derived from ChampionX’s audited combined financial statements that are not included in this prospectus. The selected historical combined financial information as of December 31, 2016 and 2015 and for the year ended December 31, 2015 has been derived from ChampionX’s unaudited combined financial statements that are not included in this prospectus. In ChampionX’s opinion, the unaudited combined financial statements for these periods have been prepared on the same basis as the audited combined financial statements included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments and allocations, necessary for a fair statement of the information for the periods presented.

The selected historical combined financial information includes costs of ChampionX’s business, which include the allocation of certain corporate expenses from Ecolab. ChampionX believes these allocations were made on a reasonable basis. The selected historical combined financial information may not be indicative of ChampionX’s future performance. It should be read in conjunction with the discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ChampionX” and the ChampionX combined financial statements and accompanying notes included elsewhere in this prospectus.

	December 31,
(in millions)	2019	2018	2017	2016	2015 (1)
Year ended:
Net sales	$2,332.0	$2,431.5	$2,290.0	$2,185.1	$2,796.6
Operating income	155.4	117.5	88.3	20.1	43.8
Net income attributable to ChampionX	133.4	102.2	167.1	21.8	16.3
EBITDA(2)	373.1	350.5	318.4	245.4	245.6
Adjusted EBITDA(2)	382.1	366.6	342.5	318.1	501.2

As of:
Total assets	$4,301.1	$4,353.6	$4,519.1	$4,487.6	$4,831.9
Long-term debt (excluding portions due within one year)	0.3	0.1	0.1	0.3	0.1

(1)

Selected historical combined financial information of ChampionX for the year ended December 31, 2015 is not presented on a comparable basis due to the adoption of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

(2)

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ChampionX—Non-GAAP Financial Measures” elsewhere in this prospectus for additional information on ChampionX’s use of non-GAAP measures. EBITDA and adjusted EBITDA are non-GAAP financial measures. EBITDA is defined as net income including noncontrolling interest excluding income tax expense (benefit), interest (income) expense, net, depreciation and amortization. Adjusted EBITDA is defined as EBITDA excluding special (gains) and charges, net. A reconciliation of EBITDA and adjusted EBITDA to their most comparable GAAP measure for the periods presented above is as follows:

	Year Ended December 31,
(in millions)	2019(a)	2018(b)	2017(c)	2016(d)	2015(e)
Net income including noncontrolling interest	$141.1	$103.7	$169.3	$33.7	$40.8
Income tax expense (benefit)	31.2	35.5	(61.9)	2.0	6.2
Interest (income) expense, net	(0.9)	—	—	—	—
Depreciation	88.4	88.0	87.6	85.6	79.6
Amortization	113.3	123.3	123.4	124.1	119.0

EBITDA	373.1	350.5	318.4	245.4	245.6
Special (gains) and charges, net	9.0	16.1	24.1	72.7	255.6

Adjusted EBITDA	$382.1	$366.6	$342.5	$318.1	$501.2

(a)

Special (gains) and charges, net, in the year ended December 31, 2019 included net restructuring charges of $18.0 million, a gain of $9.5 million for costs recovered from a dispute related to a contract terminated in 2017 and other charges $0.5 million.

(b)	Special (gains) and charges, net, in the year ended December 31, 2018 included net restructuring charges of $14.8 million and other charges of $1.3 million.
(c)

Special (gains) and charges, net, in the year ended December 31, 2017 included a fixed asset impairment of $16.0 million, a contract termination charge of $11.1 million, net restructuring charges of $6.6 million, a gain of $8.7 million from U.S. dollar cash recoveries of intercompany receivables written off when Venezuelan subsidiaries were deconsolidated and other gains of $0.9 million.

(d)

Special (gains) and charges, net, in the year ended December 31, 2016 included charges related to the energy downturn of $76.8 million, net restructuring charges of $1.1 million, a gain of $5.1 million from Venezuelan devaluation and U.S. dollar cash recoveries of intercompany receivables written off when Venezuelan subsidiaries were deconsolidated and insignificant other charges of $0.1 million.

(e)

Special (gains) and charges, net, in the year ended December 31, 2015 included charges related to the deconsolidation of Venezuelan subsidiaries of $203.1 million, net restructuring charges of $42.8 million, inventory charges of $5.7 million and acquisition and integration costs of $4.0 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ECOLAB

The selected historical consolidated financial information of Ecolab as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, has been derived from Ecolab’s audited consolidated financial statements and related notes contained in the Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this prospectus. The selected historical consolidated financial information as of December 31, 2017, 2016 and 2015, and for the years ended December 31, 2016 and 2015, has been derived from Ecolab’s audited consolidated financial statements that are not included or incorporated by reference into this prospectus. The selected historical consolidated financial information below is not necessarily indicative of the results that may be expected for any future period. The selected historical consolidated financial information presented below has been derived from, and should be read together with, Ecolab’s consolidated financial statements and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” sections included in Ecolab’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this prospectus. For more information, see the section entitled “Where You Can Find Additional Information; Incorporation by Reference.”

	December 31,
(in millions, except per share amounts)	2019(1)	2018(2)	2017(3)	2016(4)	2015(5)
Year ended:
Net sales	$14,906.3	$14,668.2	$13,835.9	$13,151.8	$13,545.1
Operating income	2,013.8	1,947.0	1, 950.1	1,870.2	1,561.3
Net income attributable to Ecolab	1,558.9	1,429.1	1,504.6	1,229.0	1,002.1
Basic earnings per share	5.41	4.95	5.20	4.20	3.38
Diluted earnings per share, as reported (U.S. GAAP)	5.33	4.88	5.12	4.14	3.32
Cash dividends declared per common share	1.85	1.69	1.52	1.42	1.34
Diluted earnings per share, as reported (U.S. GAAP)	$5.33	$4.88	$5.12	$4.14	$3.32
Adjustments:
Special (gains) and charges	0.69	0.35	0.19	0.21	1.25
Discrete tax expense (benefits)	(0.20)	0.02	(0.63)	0.01	(0.21)

Adjusted diluted earnings per share (Non-GAAP)	$5.82	$5.25	$4.68	$4.37	$4.37

As of:
Total assets	$20,869.1	$20,074.5	$19,963.5	$18,331.1	$18,641.7
Long-term debt (excluding portions due within one year)	5,973.5	6,301.6	6,758.3	6,145.7	4,260.2

Selected historical consolidated financial information of Ecolab for the year ended December 31, 2015 is not presented on a comparable basis due to the adoption of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

(1)

Special (gains) and charges for 2019 include the following charges net of tax, net restructuring charges of $106.6 million, ChampionX separation charges of $71.5 million, acquisition and integration charges of $9.9 million and litigation and other charges of $7.5 million.

Discrete tax expense (benefits) for 2019 include benefits associated with stock compensation excess tax benefits of $43.1 million, favorable adjustments to the estimate for U.S. tax reform one-time repatriation tax benefit of $3.1 million and other tax net benefits of $12.5 million.

(2)

Special (gains) and charges for 2018 include the following charges, net of tax: a commitment to the Ecolab Foundation of $18.9 million, net restructuring charges of $77.2 million, acquisition and integration of $5.7 million and litigation and other charges of $1.0 million.

Discrete tax expense (benefits) for 2018 include adjustments to the estimate for U.S. tax reform one-time repatriation tax expense of $66.0 million, benefits associated with stock compensation excess tax benefits of $28.1 million, a favorable adjustment related to changes in estimates and an Internal Revenue Service (“IRS”) approved method change in the filed U.S. federal tax returns of $39.9 million and other tax expense of $6.7 million.

(3)

Special (gains) and charges for 2017 include the following charges, net of tax: acquisition and integration charges of $18.5 million, net restructuring charges of $32.4 million, charges related to a vendor contract termination in Ecolab’s Global Energy segment of $14.4 million and charges on extinguished debt of $13.6 million. Gains, net of tax, include gain on the sale of Ecolab’s Equipment Care business of $12.4 million, tax benefits on the repatriation of cash to the U.S. of $7.8 million and a net gain of $2.7 million from other activity.

Discrete tax expense (benefits) for 2017 include a net benefit of $158.9 million for repricing of U.S. deferred tax positions to the U.S. tax reform rate, offset by a one-time repatriation tax on foreign earnings and stock compensation excess tax benefits of $39.6 million. Expenses include recognizing adjustments from filing the 2016 U.S. federal income tax return and release of uncertain tax positions totaling $14.3 million.

(4)

Special (gains) and charges for 2016 include the following charges, net of tax: charges of $50.0 million associated with the downturn in the energy market and litigation related charges of $26.4 million. Gains, net of tax, include a net gain for restructuring and a net gain for other activity of $3.2 million.

Discrete tax expense (benefits) for 2016 include net expense of $3.9 million driven primarily from adjustments to deferred tax asset and liability positions, recognizing adjustments from filing the 2015 U.S. federal income tax return, tax charges related to optimizing the business structure and settlement of international tax matters offset by benefits driven primarily by the release of reserves for uncertain tax positions due to expiration of statute of limitations in non-U.S. jurisdictions, settlement of international tax matters, remeasurements of certain deferred tax assets and liabilities resulting from the application of an updated tax rate in an international jurisdiction and valuation allowance releases.

(5)

Special (gains) and charges for 2015 include the following charges, net of tax: Venezuelan charges of $235.7 million, restructuring charges of $75.5 million, charges of $38.3 million related to litigation related charges, a loss on the sale of a portion of the Ecovation business and the net impact of inventory reserve and inventory cost policy harmonization efforts, fixed asset impairment of $15.4 million and integration costs of $12.0 million.

Discrete tax expense (benefits) for 2015 include net benefits of $63.3 million driven primarily from the ability to recognize a worthless stock deduction for the tax basis in a wholly owned domestic subsidiary, release of valuation allowances on certain deferred tax assets and a refund claim for taxes paid in a prior period resulting from updated IRS regulations, finalization of prior year IRS audits and other statute of limitation tax reserve releases offset by a change to a deferred tax liability resulting from the Naperville facility transaction.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF APERGY

The selected historical consolidated financial information of Apergy as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017, has been derived from Apergy’s audited consolidated financial statements and related notes contained in the Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this prospectus. The selected historical consolidated financial information as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015, has been derived from Apergy’s audited consolidated financial statements that are not included or incorporated by reference into this prospectus. The selected historical consolidated financial information below is not necessarily indicative of the results that may be expected for any future period. The selected historical consolidated financial information presented below should be read together with Apergy’s consolidated financial statements and the accompanying notes and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data” sections included in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019, which are incorporated by reference into this prospectus. For more information, see the section entitled “Where You Can Find Additional Information; Incorporation by Reference” beginning on 257 of this prospectus.

(in thousands, except per share data)	Years Ended December 31,
	2019	2018	2017	2016	2015
Statements of Income (Loss)
Total revenue	$1,131,251	$1,218,156	$1,010,466	$751,337	$1,076,680
Gross profit	377,104	417,004	320,068	195,091	382,978
Provision for (benefit from) income taxes	6,226	28,162	(22,164)	(8,459)	24,131
Net income (loss)	52,960	93,191	110,519	(11,615)	53,134
Net income (loss) attributable to Apergy	52,164	92,737	109,589	(13,466)	51,698
Earnings (loss) per share attributable to Apergy:
Basic	$0.67	$1.20	$1.42	$(0.17)	$0.67
Diluted	$0.67	$1.19	$1.41	$(0.17)	$0.66

	As of December 31,
(in thousands)	2019	2018	2017	2016	2015
Balance Sheets
Cash and cash equivalents	$35,290	$41,832	$23,712	$26,012	$10,417
Property, plant and equipment, net	248,181	244,328	213,562	202,528	232,886
Total assets	1.922,825	1,973,116	1,906,408	1,851,714	1,983,377
Long-term debt	559,821	663,207	5,806	2,954	3,436
Total equity	1,036,214	975,983	—	—	—
Total Parent Company equity	—	—	1,630,760	1,543,473	1,637,837

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF ECOLAB

The following unaudited pro forma condensed consolidated financial statements of Ecolab were derived from its audited historical consolidated financial statements and are being presented to give effect to the proposed separation of ChampionX to be effectuated through the following transactions: (1) the separation of ChampionX from Ecolab’s other businesses, as described in note (a) below, and receipt of the Cash Payment from ChampionX, (2) the distribution, through (a) this Exchange Offer, and if this Exchange Offer is not fully subscribed, the clean-up spin-off, or (b) if this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of ChampionX common stock on a pro rata basis to Ecolab stockholders in a spin-off, and (3) immediately thereafter, the merger of Merger Sub with and into ChampionX, with ChampionX becoming a wholly owned subsidiary of Apergy. The unaudited pro forma condensed consolidated financial statements of Ecolab are based on currently available information and assumptions that Ecolab’s management believe are reasonable. The pro forma adjustments included herein give effect to pro forma events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed consolidated statement of income, expected to have a continuing impact on Ecolab’s consolidated results of operations. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2019 reflects Ecolab’s results as if the Transactions had occurred on January 1, 2019. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2019 gives effect to the Transactions as if they had occurred on that date.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed consolidated financial statements;

•

the audited consolidated financial statements of Ecolab as of and for the year ended December 31, 2019, the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are included in Ecolab’s Annual Report on Form 10-K for the year ended December 31, 2019 incorporated by reference in this prospectus; and

•

the audited combined financial statements of ChampionX as of and for the year ended December 31, 2019, the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ChampionX”, which are included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial statements do not purport to represent the actual consolidated results of operations or financial condition had the Transactions occurred on the dates assumed, nor are they indicative of Ecolab’s future consolidated results of operations or financial condition.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2019

(in millions)	Historical Ecolab	Removal of Historical ChampionX(a)	Disposition Adjustments			Pro Forma Ecolab
Assets
Current assets
Cash and cash equivalents	$186.4	$(67.6)	$564.3	(d	), (e)	$683.1
Accounts receivable, net	2,796.5	(414.6)	—			2,381.9
Inventories	1,505.6	(424.0)	—			1,081.6
Other current assets	339.9	(44.7)	—			295.2

Total current assets	4,828.4	(950.9)	564.3			4,441.8
Property, plant and equipment, net	3,954.9	(756.7)	—			3,198.2
Goodwill	7,251.7	(1,671.8)	(127.8)	(f	)	5,452.1
Other intangible assets, net	3,672.5	(744.8)	—			2,927.7
Operating lease assets	577.5	(110.9)	—			466.6
Other assets	584.1	(66.0)	(1.6)	(g	)	516.5

Total asset	$20,869.1	$(4,301.1)	$434.9			$17,002.9

Liabilities and equity
Current liabilities
Short-term debt	$380.6	$(0.1)	$—			$380.5
Accounts payable	1,284.3	(187.0)	—			1,097.3
Compensation and benefits	599.5	(33.8)	—			565.7
Income taxes	142.8	(5.9)	—			136.9
Other current liabilities	1,223.4	(105.1)	(30.6)	(b	), (h)	1,087.7

Total current liabilities	3,630.6	(331.9)	(30.6)			3,268.1
Long-term debt	5,973.5	(0.3)	—			5,973.2
Postretirement health care and pension benefits	1,088.0	(3.6)	(1.1)	(i	)	1,083.3
Deferred income taxes	740.4	(203.0)	(4.7)	(g	)	532.7
Operating lease liabilities	425.2	(79.2)	—			346.0
Other liabilities	285.6	(18.9)	3.4	(g	)	270.1

Total liabilities	12,143.3	(636.9)	(33.0)			11,473.4
Equity
Total Ecolab shareholders’ equity	8,685.3	(3,662.0)	451.4	(j	)	5,474.7
Noncontrolling interest	40.5	(2.2)	16.5	(c	)	54.8

Total equity	8,725.8	(3,664.2)	467.9			5,529.5

Total liabilities and equity	$20,869.1	$(4,301.1)	$434.9			$17,002.9

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

(in millions, except per share data)	Historical Ecolab	Removal of Historical ChampionX(a)	Disposition Adjustments			Pro Forma Ecolab
Product and equipment sales	$12,238.9	$(2,096.7)	$(10.5)	(k	)	$10,131.7
Service and lease sales	2,667.4	(235.3)	—			2,432.1

Net sales	14,906.3	(2,332.0)	(10.5)			12,563.8
Product and equipment cost of sales	7,106.4	(1,492.6)	5.0	(k	), (l)	5,618.8
Service and lease cost of sales	1,617.0	(190.3)	1.5	(l	)	1,428.2

Cost of sales (including special charges)	8,723.4	(1,682.9)	6.5			7,047.0
Selling, general and administrative expenses	3,957.5	(487.1)	80.1	(k	), (l)	3,550.5
Special (gains) and charges	211.6	(6.6)	(84.8)	(b	), (l)	120.2

Operating income	2,013.8	(155.4)	(12.3)			1,846.1
Other (income) expense	(76.3)	16.0	(16.7)	(l	)	(77.0)
Interest expense, net	191.2	0.9	(1.3)	(l	)	190.8

Income before income taxes	1,898.9	(172.3)	5.7			1,732.3
Provision for income taxes	322.7	(31.2)	(2.9)	(m	)	288.6

Net income including noncontrolling interest	1,576.2	(141.1)	8.6			1,443.7
Net income attributable to noncontrolling interest	17.3	(7.7)	7.7	(c	)	17.3

Net income attributable to Ecolab	$1,558.9	$(133.4)	$0.9			$1,426.4

Earnings attributable to Ecolab per common share
Basic	$5.41	N/A	N/A			$5.05
Diluted	$5.33	N/A	N/A			$4.97
Weighted-average common shares outstanding
Basic	288.1	N/A	(5.7)	(n	)	282.4
Diluted	292.5	N/A	(5.7)	(n	)	286.8

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF ECOLAB

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2019 and the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2019 include the following pro forma adjustments:

(a)

Represents ChampionX’s operations, assets, liabilities and net Parent investment in ChampionX derived from the historical audited combined financial statements of ChampionX. Refer to the ChampionX audited combined financial statements included elsewhere in this prospectus.

(b)

Represents the removal of nonrecurring transaction costs of $22.0 million from other current liabilities and $77.3 million from special (gains) and charges that were incurred in connection with the Transactions. These costs were primarily related to legal fees, third-party consulting and contractor fees, and other incremental costs directly related to the Transactions that are not expected to have a continuing impact on Ecolab’s financial position and results of operations following the completion of the Transactions.

(c)

Represents the $16.5 million and $7.7 million differences in the noncontrolling interest as of December 31, 2019 and the net income attributable to noncontrolling interest for the year ended December 31, 2019, respectively, between the ChampionX audited combined financial statements prepared based on carve-out accounting principles and the actual amounts that will transfer to ChampionX as a result of the legal entity reorganization that Ecolab is undertaking in connection with the Separation, whereby certain wholly owned investments will either be retained by Ecolab or transferred to ChampionX in their entirety.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

(d)

Represents the distribution of $559.0 million of cash from ChampionX to Ecolab based on the terms of the Separation Agreement. ChampionX is expected to have a cash balance of $45.0 million upon Separation.

(e)

In connection with the Transactions, a joint venture in Russia will be terminated prior to the close of the Transactions. This adjustment represents the proceeds of $5.3 million that will be received by Ecolab related to this termination.

(f)

Represents the elimination of $127.8 million of additional goodwill attributable to ChampionX from Ecolab’s audited consolidated balance sheet. Total goodwill removed from Ecolab’s consolidated balance sheet is determined based on the relative fair value of the ChampionX compared to the fair value of Ecolab’s Global Energy reporting unit. Ecolab’s total goodwill attributable to ChampionX is approximately $1.8 billion.

(g)	Represents the pro forma tax adjustments related to the Separation. The impact of which resulted in the following adjustments:

(in millions)	As of December 31, 2019
Other assets	$(1.6)
Deferred income taxes	(4.7)
Other liabilities	3.4

(h)

Represents the restructuring liabilities that will be contributed to ChampionX upon Separation. As the obligations related to the Accelerate 2020 restructuring plan were part of Ecolab’s overall restructuring initiatives, no liability was recorded in the ChampionX combined balance sheet as of December 31, 2019, prepared based on carve-out accounting principles. However, after the Separation, ChampionX will be responsible for $8.6 million of estimated restructuring obligations associated with employees transferring to ChampionX.

(i)

Represents the net benefit plan obligations attributable to ChampionX participants in Ecolab defined benefit pension plans that will be transferred to ChampionX in connection with the Transactions. The net liabilities associated with such plans to be assumed by ChampionX are approximately $1.1 million. The actual net benefit plan obligations transferred to and settled by ChampionX could change significantly from estimates.

(j)	Represents the adjustments to equity as a result of the Disposition Adjustments, as discussed in notes (b) through (i).

Unaudited Pro Forma Condensed Consolidated Statement of Income

(k)

In contemplation of the Transactions, certain of Ecolab’s businesses outside of its upstream energy business will be transferred to ChampionX, and certain ChampionX upstream energy businesses will be transferred to Ecolab. The impact of these business transfers results in a decrease to product and equipment sales of $10.5 million, a decrease to product and equipment cost of sales of $7.7 million and an increase to selling, general and administrative expenses of $0.2 million.

(l)

Includes the removal of general corporate and other net costs that were allocated to ChampionX as required by carve-out accounting guidance and the inclusion of net expenses directly attributable to ChampionX. The net impact of which results in the following adjustments:

(in millions)	Year Ended December 31, 2019
Product and equipment cost of sales	$12.7
Service and lease cost of sales	1.5
Selling, general and administrative expenses	79.9
Special (gains) and charges	(7.5)
Other (income) expense	(16.7)
Interest expense, net	(1.3)

(m)	Represents the $2.9 million pro forma tax adjustment related to the Separation.

(n)

These unaudited pro forma condensed consolidated financial statements assume that the Transactions are effected through a fully subscribed exchange offer with approximately 5.7 million shares of Ecolab common stock tendered and exchanged for approximately 122.6 million shares of ChampionX common stock, reflecting an assumed exchange ratio of 21.4886 shares of ChampionX for each share of Ecolab common stock tendered. Such exchange ratio has been determined by applying an indicative assumed discount of 10% and dividing the closing price of Ecolab’s common stock of $179.86 per share by 90% of the closing price of Apergy common stock of $9.30 per share as of April 9, 2020.

The calculated per-share value for ChampionX common stock is based on the trading prices for Apergy common stock because there is currently no trading market for ChampionX common stock, and no such trading market will be established in the future. The trading prices for Apergy common stock are an appropriate proxy for the trading prices of ChampionX common stock because (i) in the Merger, each outstanding share of ChampionX common stock will be converted into the right to receive an equal number of shares of Apergy common stock; and (ii) ChampionX will authorize the issuance of a number of shares of ChampionX common stock such that the total number of shares of ChampionX common stock outstanding immediately prior to the Merger will be approximately 122.6 million and each such outstanding share of ChampionX common stock will be converted into one share of Apergy common stock in the Merger.

ChampionX common stock to be owned by Ecolab	122,551,827
Exchange ratio	21.4886

Total shares of Ecolab common stock to be accepted and retired	5,703,109

As a result, basic and diluted shares have been reduced by approximately 5.7 million shares in the unaudited pro forma condensed consolidated statement of income.

The actual number of shares of Ecolab common stock that will be retired in this Exchange Offer will depend on the final exchange ratio and the number of shares of Ecolab common stock validly tendered and not properly withdrawn and accepted for exchange by Ecolab.

NON-GAAP PRO FORMA INFORMATION

The unaudited pro forma condensed consolidated financial statements of Ecolab have been prepared and presented in accordance with Article 11 of SEC Regulation S-X. In addition, Ecolab’s management has provided the pro forma non-GAAP financial measures of adjusted net income and adjusted diluted earnings per share on a pro forma basis.

The pro forma non-GAAP financial information is not an alternative to the unaudited pro forma condensed consolidated statement of income prepared in accordance with GAAP and should be considered in addition to, and not as a substitute or superior to, such pro forma financial statement. Using only the pro forma non-GAAP financial information to analyze performance would have material limitations because the calculations are based on Ecolab’s management’s subjective determination regarding the nature and classification of events and circumstances that investors may find significant. For the pro forma non-GAAP financial measures, a reconciliation of the differences between the pro forma non-GAAP measure and the most directly comparable pro forma GAAP measure has been provided. Although other companies report adjusted net income and adjusted diluted earnings per share, numerous methods may exist for calculating a company’s adjusted net income and adjusted diluted earnings per share. As a result, the method used to calculate Ecolab’s pro forma non-GAAP financial measures may differ from the methods used by other companies to calculate their non-GAAP financial measures.

The following table presents a reconciliation of Ecolab’s adjusted historical and pro forma net income attributable to Ecolab and adjusted historical and pro forma diluted earnings per share with historical and pro forma net income attributable to Ecolab for the year ended December 31, 2019:

(in millions, except per share amounts)	Historical	Adjustments	Pro Forma
Diluted earnings per share, as reported (U.S. GAAP)	$5.33	$(0.36)	$4.97
Net income attributable to Ecolab	$1,558.9	$(132.5)	$1,426.4
Adjustments:
Special (gains) and charges
Cost of sales	38.5	—	38.5
Special (gains) and charges	211.6	(91.4)	120.2
Interest expense, net	0.2	—	0.2
Other (income) expense	9.5	—	9.5
Tax (benefit) expense on special (gains) and charges	(57.2)	11.1	(46.1)

Total special (gains) and charges, after tax	202.6	(80.3)	122.3
Discrete tax net expense (benefits)	(58.4)	0.7	(57.7)

Adjusted net income attributable to Ecolab (Non-GAAP)	$1,703.1	$(212.1)	$1,491.0

Diluted weighted-average common shares outstanding	292.5	(5.7)	286.8
Adjusted diluted earnings per share (Non-GAAP)	$5.82	$(0.62)	$5.20

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF APERGY

On December 18, 2019, Ecolab, ChampionX, Apergy and Merger Sub entered into the Merger Agreement, and Ecolab, ChampionX and Apergy entered into the Separation Agreement, pursuant to which Apergy will combine with Ecolab’s ChampionX Business. In connection with the Transactions, Ecolab will effect (1) the separation of the ChampionX Business from Ecolab’s other businesses, (2) the distribution, through (a) this Exchange Offer, and if this Exchange Offer is not fully subscribed, the clean-up spin-off, or (b) if this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of ChampionX common stock on a pro rata basis to Ecolab stockholders in a spin-off, and (3) immediately thereafter, the merger of Merger Sub with and into ChampionX, with ChampionX becoming a wholly owned subsidiary of Apergy. Following the consummation of the Transactions, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis.

The following unaudited pro forma condensed combined financial statements present the combination of the historical financial information of Apergy and ChampionX adjusted to give effect to the Merger to be accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”), with Apergy being considered the accounting acquirer of ChampionX. Under the acquisition method of accounting, the purchase price is allocated to the ChampionX identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair market values with any excess purchase price allocated to goodwill. The pro forma purchase price allocation is preliminary and was based on an estimate of the fair market values of the tangible and intangible assets and liabilities related to ChampionX. Following the completion of the Transactions, Apergy expects to complete the purchase price allocation considering the appraisal of ChampionX’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation. The purchase price utilized in the allocation will be based on the closing price of Apergy’s common stock immediately prior to closing. The pro forma adjustments included herein give effect to pro forma events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) with respect to the statements of income, expected to have a continuing impact on the combined results of operations of the combined company. The final purchase price allocation may be different than that reflected in the preliminary pro forma purchase price allocation presented herein, and this difference may be material.

The unaudited pro forma condensed combined financial statements have been prepared by Apergy using assumptions that Apergy believes provide a reasonable basis for presenting the significant effects of the Transactions and do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or synergies that may result from the Transactions.

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of Apergy and the historical combined balance sheet of ChampionX, as adjusted for the Separation and Distribution, as of December 31, 2019 giving effect to the Transactions as if they had occurred on December 31, 2019. The unaudited pro forma condensed combined statement of income combines the historical consolidated statement of income of Apergy and the historical combined statement of income of ChampionX for the year ended December 31, 2019, giving effect to the Transactions as if they had occurred on January 1, 2019.

The unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the audited consolidated financial statements of Apergy as of and for the year ended December 31, 2019 and related notes, which are included in Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019 which is incorporated by reference in this prospectus; and

•	the audited combined financial statements of ChampionX as of and for the year ended December 31, 2019 and related notes, which are included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial statements do not purport to represent what the actual consolidated results of operations or financial position of the combined company would have been had the Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or financial position of the combined company on a standalone basis.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2019

(in thousands)	Historical Apergy	Pro Forma ChampionX Adjusted (Note 3)	Pro Forma Merger Adjustments (Note 5)		Pro Forma Combined
Assets
Cash and cash equivalents	$35,290	$45,000	$—		$80,290
Receivables, net of allowances	219,874	411,402	—		631,276
Inventories, net	211,342	422,280	17,720	5A	651,342
Prepaid expenses and other current assets	26,934	44,367	—		71,301

Total current assets	493,440	923,049	17,720		1,434,209
Property, plant and equipment, net	248,181	751,914	(88,414)	5B	911,681
Goodwill	911,113	1,668,990	(1,432,689)	5C	1,147,414
Intangible assets, net	238,707	744,739	(539,739)	5D	443,707
Other non-current assets	31,384	176,672	—		208,056

Total assets	$1,922,825	$4,265,364	$(2,043,122)		$4,145,067

Liabilities and Equity
Accounts payable	120,291	185,840	—		306,131
Accrued compensation and employee benefits	38,470	33,428	—		71,898
Accrued expenses and other current liabilities	40,920	110,039	60,677	5E	211,636

Total current liabilities	199,681	329,307	60,677		589,665
Long-term debt	559,821	537,000	—		1,096,821
Deferred income taxes	84,060	203,067	(139,092)	5F	148,035
Other long-term liabilities	43,049	102,507	—		145,556

Total liabilities	886,611	1,171,881	(78,415)		1,980,077
Stockholders’ equity:
Common stock	775	—	1,276	5G	2,051
Capital in excess of par value of common stock	969,174	—	1,185,367	5G	2,154,541
Retained earnings	107,048	—	(60,677)	5H	46,371
Net parent investment	—	3,443,881	(3,443,881)	5G	—
Accumulated other comprehensive loss	(44,037)	(353,208)	353,208	5G	(44,037)

Total stockholders’ equity	1,032,960	3,090,673	(1,964,707)		2,158,926
Noncontrolling interest	3,254	2,810	—		6,064

Total equity	1,036,214	3,093,483	(1,964,707)		2,164,990

Total liabilities and equity	$1,922,825	$4,265,364	$(2,043,122)		$4,145,067

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

(in thousands, except per share data)	Historical Apergy	Pro Forma ChampionX Adjusted (Note 3)	Pro Forma Merger Adjustments (Note 5)		Pro Forma Combined
Product revenue	$1,000,630	$2,096,636	$—		$3,097,266
Other revenue	130,621	228,467	—		359,088

Total revenue	1,131,251	2,325,103	—		3,456,354
Cost of goods and services	754,147	1,787,761	(10,180)	5B	2,434,074
			(97,654)	5I

Gross profit	377,104	537,342	107,834		1,022,280
Selling, general and administrative expense	276,014	388,640	(9,323)	5J	655,331
Interest expense, net	39,301	18,157	—		57,458
Special (gains) and charges, net	—	(3,923)	—		(3,923)
Other (income) expense, net	2,603	(15,950)	—		(13,347)

Income before income taxes	59,186	150,418	117,157		326,761
Provision for income taxes	6,226	27,517	26,695	5K	60,438

Net income	52,960	122,901	90,462		266,323
Net income attributable to noncontrolling interest	796	7,420	—		8,216

Net income attributable to stockholders	$52,164	$115,481	90,462		$258,107

Earnings per share attributable to stockholders:
Basic	$0.67	N/A	N/A		$1.26
Diluted	$0.67	N/A	N/A		$1.26
Weighted-average shares outstanding:
Basic	77,427	N/A	127,596	5L	205,023
Diluted	77,624	N/A	127,596	5L	205,220

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF APERGY

NOTE 1—DESCRIPTION OF THE TRANSACTIONS

On December 18, 2019, Ecolab, ChampionX, Apergy and Merger Sub entered into the Merger Agreement, and Ecolab, ChampionX and Apergy entered into the Separation Agreement, pursuant to which Apergy will combine with Ecolab’s ChampionX Business. In connection with the Transactions, Ecolab will effect (1) the separation of the ChampionX Business from Ecolab’s other businesses, (2) the distribution, through (a) this Exchange Offer, and if this Exchange Offer is not fully subscribed, the clean-up spin-off, or (b) if this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of ChampionX common stock on a pro rata basis to Ecolab stockholders in a spin-off, and (3) immediately thereafter, the merger of Merger Sub with and into ChampionX, with ChampionX becoming a wholly owned subsidiary of Apergy. Following the consummation of the Transactions, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and the Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis.

Acquisition-related transaction costs, such as investment banker, advisory, legal, valuation, and other professional fees are not included as a component of consideration transferred but are expensed as incurred. During the year ended December 31, 2019, transaction costs incurred by Apergy were $9.3 million. Additionally, the unaudited pro forma condensed combined balance sheet reflects a total of approximately $60.7 million of anticipated acquisition-related transaction costs to be incurred by Apergy, as an increase of accrued expenses and other liabilities with a corresponding decrease in retained earnings. The unaudited pro forma condensed combined balance sheet does not include an adjustment for ChampionX’s anticipated separation related expenses as these are incurred and paid by Ecolab. No tax effect was recorded for these costs as their deductibility has not been assessed. These costs are not presented in the unaudited pro forma condensed combined statements of operations because they will not have a continuing impact on the consolidated results of Apergy.

NOTE 2—BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed combined financial statements of Apergy were prepared in accordance with Article 11 of Regulation S-X and present the pro forma statement of income and pro forma balance sheet of the combined company based on the historical financial statements of Apergy and ChampionX, after giving effect to the Separation, the Distribution, the Merger and other transactions-related adjustments. The historical financial statements of Apergy and ChampionX have been adjusted in the accompanying pro forma financial statements to give effect to pro forma events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) with respect to the statement of income, expected to have a continuing impact on the combined results of operations of the combined company.

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of Apergy and the historical combined balance sheet of ChampionX, as adjusted for the Separation and Distribution, as of December 31, 2019, giving effect to the Transactions as if they had occurred on December 31, 2019.

The unaudited pro forma condensed combined statement of income combine the historical consolidated statement of income of Apergy and the historical combined statement of income of ChampionX for the year ended December 31, 2019, giving effect to the Transactions as if they had occurred at January 1, 2019.

The Merger will be accounted for as a business combination under ASC 805, with Apergy treated as the “acquirer” and ChampionX treated as the “acquired” company for accounting purposes.

NOTE 3—PRO FORMA CHAMPIONX ADJUSTMENTS

The following tables detail the historical combined financial statements of ChampionX as well as the pro forma adjustments related to the Separation Agreement, as well as reclassifications to conform to Apergy’s financial statement presentation.

UNAUDITED PRO FORMA CHAMPIONX ADJUSTED BALANCE SHEET

AS OF DECEMBER 31, 2019

(in thousands)	Historical ChampionX	Transferred and Terminated Businesses		Other Transaction Adjustments		Pro Forma ChampionX Adjusted
Assets
Cash and cash equivalents	$67,634	$(320)	A	$(22,314)	B	$45,000
Receivables, net of allowances	414,582	(3,180)	A	—		411,402
Inventories, net	423,962	(1,682)	A	—		422,280
Prepaid expenses and other current assets	44,656	(289)	A	—		44,367

Total current assets	950,834	(5,471)		(22,314)		923,049
Property, plant and equipment, net	756,724	(4,810)	A	—		751,914
Goodwill	1,671,759	(2,769)	A	—		1,668,990
Intangible assets, net	744,769	(30)	A	—		744,739
Other non-current assets	177,016	(344)	A	—		176,672

Total assets	$4,301,102	$(13,424)		$(22,314)		$4,265,364

Liabilities and Equity
Accounts payable	187,044	(1,204)	A	—		185,840
Accrued compensation and employee benefits	33,765	(337)	A	—		33,428
Accrued expenses and other current liabilities	111,091	(1,052)	A	—		110,039

Total current liabilities	331,900	(2,593)				329,307
Long-term debt	329	—		536,671	D	537,000
Deferred income taxes	203,067	—		—		203,067
Other long-term liabilities	101,600	(181)	A	1,088	C	102,507

Total liabilities	636,896	(2,774)		537,759		1,171,881
Stockholders’ equity:
Common stock	—	—		—		—
Capital in excess of par value of common stock	—	—		—		—
Retained earnings	—	—		—		—
Net Parent investment	4,020,529	(17,688)	A	(558,960)	E	3,443,881
Accumulated other comprehensive loss	(358,514)	6,419	A	(1,113)	C	(353,208)

Total stockholders’ equity	3,662,015	(11,269)		(560,073)		3,090,673
Noncontrolling interest	2,191	619	A	—		2,810

Total equity	3,664,206	$(10,650)		$(560,073)		$3,093,483

Total liabilities and equity	$4,301,102	(13,424)		(22,314)		4,265,364

UNAUDITED PRO FORMA CHAMPIONX ADJUSTED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

(in thousands)	Historical ChampionX	Transferred and Terminated Business		Other Transaction Adjustments		Pro Forma ChampionX	Reclassification Adjustments (Note 4)		Pro Forma ChampionX Adjusted
Product revenue	$2,096,717	$(81)	A	$—		$2,096,636	$—		$2,096,636
Other revenue	235,290	(6,823)	A	—		228,467	—		228,467

Total revenue	2,332,007	(6,904)		—		2,325,103	—		2,325,103
Cost of goods and services	1,682,941	(8,245)	A	—		1,674,696	113,065	H	1,787,761

Gross profit	649,066	1,341		—		650,407	(113,065)		537,342
Selling, general and administrative expense	487,081	(1,359)	A	—		485,722	(97,082)	I	388,640
Interest (income) expense, net	(900)	—		19,057	F	18,157	—		18,157
Special (gains) and charges, net	6,559	5,501	A	—		12,060	(15,983)	J	(3,923)
Other (income) expense, net	(15,950)	—		—		(15,950)	—		(15,950)

Income before income taxes	172,276	(2,801)		(19,057)		150,418	—		150,418
Provision for income taxes	31,181	678	A	(4,342)	G	27,517	—		27,517

Net income	141,095	(3,479)		(14,715)		122,901	—		122,901
Net income attributable to noncontrolling interest	7,701	(281)	A	—		7,420	—		7,420

Net income attributable to stockholders	$133,394	$(3,198)		$(14,715)		$115,481	$—		$115,481

Transferred and Terminated Businesses

(A)

In contemplation of the Transactions, certain of Ecolab’s businesses will be transferred to ChampionX and certain ChampionX businesses will be transferred to Ecolab. In addition, in connection with the Transactions, a joint venture (“JV”) in Russia will be terminated prior to the close of the Transactions. These adjustments reflect the transfers and JV termination.

Other Transaction Adjustments

(B)	Represents the distribution of excess cash to Ecolab based on the terms of the Separation Agreement. ChampionX is expected to have a cash balance of $45 million upon Separation.

(C)

Ecolab provides defined benefit pension plans for its eligible salaried non-U.S. employees and retirees in certain foreign countries. These plans were accounted for as multi-employer plans in the historical combined financial statements of ChampionX. The benefit obligations attributed to the ChampionX participants of these plans will be reflected in ChampionX’s combined balance sheet as of the Distribution Date. ChampionX will be responsible for the cash contribution to these plans upon the transfer. The liabilities associated with such plans to be assumed by ChampionX are approximately $1.1 million. The benefit plan expenses associated with these plans were allocated to ChampionX and included in the historical combined financial statements of ChampionX. The actual assumed net benefit plan obligations could change significantly from ChampionX’s estimates.

(D)	Represents the issuance of new debt by ChampionX as part of the Separation Agreement with an estimated average annual interest rate of 3.55%, based on LIBOR plus 2.5%.

(E)	Represents adjustments to equity as a result of Other Transaction Adjustments, as discussed above.

(F)

Represents the interest expense on the issuance of new debt by ChampionX. A 0.125% change in the assumed interest rate of the new debt would increase or decrease the interest expense by $0.7 million for the year ended December 31, 2019.

(G)

Represents the income tax impact of Other Transaction Adjustments, using estimated blended statutory tax rates of the combined company, of approximately 22.8% for the year ended December 31, 2019. The effective tax rate of the combined company could be significantly different from what is presented in these pro forma financial statements for a variety of reasons, including post-Merger activities.

NOTE 4—RECLASSIFICATION ADJUSTMENTS

Certain items within the ChampionX historical combined financial statements have been reclassified to conform to Apergy’s financial statement presentation.

The ChampionX historical combined financial statements for the year ended December 31, 2019 include the following adjustments:

(H)

Reflects the reclassification of amortization expense related to the amortization of intangible assets from Selling, general and administrative expense to Cost of goods and services ($113.3 million), partially offset with the reclassification of environmental expenses from Cost of goods and services to Selling, general and administrative expense ($0.2 million).

(I)

Reflects the reclassification of amortization expense related to the amortization of intangible assets from Selling, general and administrative expense to Cost of goods and services ($113.3 million), referred to in (H) above, partially offset by the reclassification of restructuring charges from Special (gains) and charges, net to Selling, general and administrative expenses ($16.0 million), environmental expense from Cost of goods and services to Selling, general and administrative expense ($0.2 million), referred to in (H) above.

(J)	Reflects the reclassification of restructuring charges from Special (gains) and charges, net to Selling, general and administrative expense, referred to in (I) above.

NOTE 5—PRELIMINARY PURCHASE ACCOUNTING ADJUSTMENTS

The purchase price will be computed using the value of Apergy’s share price as of closing. Therefore, the estimated purchase price will fluctuate with the market price of Apergy’s common stock until closing. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the purchase price allocation. Any increase or decrease in the fair values of the net assets as compared with the unaudited pro forma condensed combined financial statements may change the amount of the total purchase consideration allocation to assets and liabilities and may impact the combined company’s statement of income due to adjustments in depreciation and/or amortization of the adjusted assets or liabilities.

The pro forma purchase price allocation is preliminary and was based on an estimate of the fair market values of the tangible and intangible assets acquired and liabilities assumed related to ChampionX. Following the completion of the Transactions, additional information will be made available to Apergy to allow for the completion of the purchase price allocation considering the appraisal of ChampionX’s assets and liabilities at the level of detail necessary to finalize the required purchase price allocation.

Market capitalizations across the oil and gas industry have declined significantly since December 2019 due to the decline in commodity prices and the related imbalance of supply and demand due to the coronavirus (COVID-19). This imbalance has led to significantly depressed market capitalizations across the oil and gas industry. Continued decline in commodity prices could negatively affect the estimated Merger consideration transferred to the point where the Merger consideration no longer exceeds the fair value assigned to the assets acquired and liabilities assumed, resulting in a bargain purchase gain.

Apergy’s stock price declined 70% from $30.67 per share on December 18, 2019, the last trading day prior to announcement of the Merger, to $9.30 per share on April 9, 2020.

The following table summarizes the components of the estimated Merger consideration reflected in the unaudited pro forma condensed combined financial statements (in thousands, except per share amount):

Total Apergy shares issued as Merger consideration	127,596
Apergy share price on April 9, 2020	$9.30

Total Merger consideration transferred by Apergy	$1,186,643

Apergy assessed multiple scenarios considering the current market volatility. Continued market volatility would impact the amount of the goodwill or bargain purchase gain, as the value of the Merger consideration and the fair value of the net identifiable assets acquired will continue to fluctuate. Based upon current valuation assumptions, a 30% increase in Apergy’s share price will result in a total consideration of $1,542.6 million and corresponding goodwill of approximately $592.3 million. Likewise, based on current valuation assumptions, a 30% decrease in Apergy’s share price will result in consideration of $830.7 million and a $119.7 million bargain purchase gain.

The preliminary estimated purchase price is allocated as follows (in thousands):

Total current assets	$940,769
Property and equipment, net	663,500
Intangible assets	205,000
Other assets	176,672

Total assets acquired	1,985,941
Total current liabilities	329,307
Long-term debt, net of current maturities	537,000
Deferred tax liabilities	63,975
Other liabilities	102,507

Total liabilities assumed	1,032,789
Net identifiable assets acquired	953,152
Noncontrolling interests	(2,810)
Goodwill	236,301

Total net assets to be acquired	$1,186,643

(5A)

Represents an adjustment of $17.7 million to the carrying value of ChampionX’s inventory from its recorded net book value to its preliminary estimated fair value of $440.0 million. The estimated fair value step-up is expected to be recognized to Cost of goods and services within one year of the acquisition, and as such there is no pro forma adjustment within the unaudited pro forma condensed combined statements of income.

(5B)	The following table summarizes the estimated fair values of ChampionX’s identifiable fixed assets (in thousands) and their estimated useful lives.

	Carrying value	Preliminary fair value	Fair value adjustment	Estimated weighted average life (years)	Step-down depreciation expense for the year ended December 31, 2019
Land	$56,081	$56,000	$(81)	N/A	$—
Machinery and equipment	316,207	286,500	(29,707)	5	(5,941)
Buildings and leasehold improvements	295,155	247,000	(48,155)	18.25	(2,639)
Merchandising and customer equipment	13,281	12,000	(1,281)	5	(256)
Capitalized software	12,739	4,000	(8,739)	6.5	(1,344)
Construction in progress	58,451	58,000	(451)	N/A	—

Total property, plant and equipment	$751,914	$663,500	$(88,414)		$(10,180)

(5C)

Represents a net decrease in goodwill of $1,432.7 million, as compared to the unaudited pro forma ChampionX adjusted balance sheet. Goodwill resulting from the Merger represents the excess of estimated Merger consideration over the preliminary fair value of the underlying tangible and identifiable intangible assets acquired and liabilities assumed. The estimated goodwill to be recognized is attributable primarily to expected synergies, expanded market opportunities and other benefits that Apergy believes will result from combining its operations with the operations of ChampionX. The goodwill created in the Merger is not expected to be deductible for tax purposes and is subject to material revision as the purchase price allocation is completed.

(5D)	Represents the net preliminary fair value decrease of identifiable intangible assets recognized by Apergy attributable to the Merger.

The estimated intangible assets attributable to the Merger comprise the following (in thousands):

	Estimated weighted average life (years)	Preliminary fair value
Trademark/tradenames	11	$40,000
Customer relationships	15	135,000
Technology (patented/unpatented)	10	30,000

Total		$205,000

(5E)	Adjustments to recognize estimated transaction-related costs to be incurred by Apergy as part of the Transactions.

(5F)

Represents estimated adjustments to deferred tax assets and liabilities as a result of the Merger. The actual deferred tax assets and liabilities may differ materially based on changes resulting from finalizing the allocation of purchase price and valuing the assets acquired and liabilities assumed for the ChampionX Business, changes to the valuation allowance on the combined business, and tax basis step ups resulting from separation transactions which are not reasonably estimable for the purposes of these pro forma financial statements.

The estimate was determined by multiplying the increase or decrease in the fair value of the respective asset or liability over historical book value (excluding goodwill) by a blended statutory tax rate estimate of approximately 22.8%. This rate is subject to change when Apergy performs a complete tax analysis post-Transactions.

(5G)	Represents adjustments to equity for the following (in thousands):

Adjustment to common stock for par value of consideration transferred	$1,276
Adjustment to capital in excess of par value of common stock for consideration transferred	1,185,367
Adjustment to eliminate ChampionX net Parent investment	(3,443,881)
Adjustment to eliminate ChampionX accumulated other comprehensive loss	353,208

(5H)	Represents the estimated transaction-related costs of $60.7 million to be incurred by Apergy, as part of the Transactions.

(5I)

Represents an adjustment for the removal of historical amortization expense offset by new amortization expense, on a straight-line basis, within Cost of goods and services based on the fair value of the finite-lived intangible assets and the respective assigned estimated useful life for the year ended December 31, 2019.

(in thousands)	Preliminary fair value	Estimated weighted average life (years)	For the year ended December 31, 2019
Trademark/tradenames	$40,000	11	$3,636
Customer relationships	135,000	15	9,000
Technology (patented/unpatented)	30,000	10	3,000

Total acquired intangible assets	$205,000		$15,636

Less: historical ChampionX amortization			(113,290)

Pro forma adjustment			$(97,654)

(5J)	Represents the removal of transaction-related costs incurred by Apergy during the year ended December 31, 2019.

(5K)	Represents an adjustment to record an income tax provision for the preliminary purchase accounting adjustments determined using blended statutory tax rate of 22.8%.

(5L)	Represents an adjustment to the basic and diluted weighted average common shares outstanding to reflect the anticipated issuance of 127.6 million shares of Apergy to ChampionX equityholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF CHAMPIONX

The following management’s discussion and analysis of financial condition and results of operations of ChampionX (“MD&A”) provides information that ChampionX believes is useful in understanding its operating results, cash flows and financial condition. ChampionX provides quantitative information about the material sales drivers, including the impact of changes in volume, changes in pricing and changes in foreign currency exchange rates at the reportable segment level. ChampionX also provides quantitative information regarding special gains and charges, discrete tax items and other significant factors it believes are useful for understanding its results. This quantitative information is accompanied by comments meant to be qualitative in nature. Qualitative factors are generally ordered based on estimated significance.

The MD&A should be read in conjunction with the ChampionX audited combined financial statements and accompanying notes included elsewhere in this prospectus. ChampionX’s combined financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). This discussion contains various non-GAAP financial measures and also contains various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Overview

ChampionX is a leading provider of on-site, technology-driven chemistry programs and value-enabling solutions and services to the global upstream oil and natural gas industry. ChampionX’s technologies enable customers to safely manage the critical challenges they face throughout the lifecycle of their assets, helping minimize risk, deliver production targets, defer capital investments and maximize profitability. ChampionX provides applications and technology for drilling, production and midstream, both onshore and offshore. ChampionX’s customers include many of the largest publicly traded E&P and service companies, as well as national and independent oil and natural gas companies of all sizes.

ChampionX earns revenue across the lifecycle of wells, which are drilled and completed in days or months, and then produced for years. More than 80% of its revenue is generated during the long producing life of the well, which is the most stable and least capital-intensive phase of the lifecycle, improving consistency of revenue and cash flow generation.

With net sales of $2.3 billion in the year ended December 31, 2019, ChampionX’s product and service portfolio is deployed under a range of conditions in more than 55 countries that include the most technically and geographically demanding environments. ChampionX’s comprehensive offering addresses the many critical processes and challenges in the oil and natural gas lifecycle, including corrosion, oil and water separation, paraffin and asphaltene control, scale deposits, hydrogen sulfide impurities, drilling and well stimulation, hydrate control, foaming control, flow restrictions and water treatment needs. ChampionX also has leading worldwide capabilities and footprint, with nearly 30 manufacturing locations, four technology centers and a comprehensive, reliable supply chain that enables ChampionX to effectively and securely deliver its offering on a global basis.

ChampionX also delivers innovative digital tools that supplement its service and chemical applications, enabling its employees and customers to collaborate in real time regardless of location. ChampionX captures and processes technical data from the field to generate insights, predictions and recommendations to react proactively to challenges arising in customer field operations. These tools increasingly enable ChampionX to connect the industry’s leading technical experts with field personnel to leverage its expertise in real-time across the world.

ChampionX’s business comprises two reportable segments: Oilfield Performance and Specialty Performance. Activities that do not meet the quantitative and qualitative criteria to be separately reported have been combined into Corporate and Other.

•

Oilfield Performance – Oilfield Performance generated net sales of $2.0 billion in the year ended December 31, 2019, representing approximately 87% of ChampionX’s total net sales. This segment is comprised of sales directly to E&P companies and is typically more stable because of its link to existing production, the lower investment required by customers, and the critical support these customers need to help solve their challenges. Nearly all sales in this segment are derived from providing E&P and other customers in the oil and natural gas production and midstream markets with solutions to manage and control corrosion, oil and water separation, flow assurance, sour gas treatment and a host of water-related issues. This wide range of capabilities helps customers to minimize risks of operational interruptions and failures, maximize production targets, extend field life and increase profitability in a safe and responsible manner.

•

Specialty Performance – Specialty Performance generated net sales of $0.3 billion in the year ended December 31, 2019, representing approximately 13% of ChampionX’s total net sales. This segment is comprised of sales directly to service and equipment companies that support global E&P companies. Nearly all sales in this segment are derived from specialty products that support well stimulation, construction (including drilling and cementing) and remediation needs in the oil and natural gas industry. Specialty Performance products are specifically formulated to help customers manage the challenges involved in developing conventional and unconventional oil and natural gas reserves.

COMBINED RESULTS OF OPERATIONS

Net Sales

	Year Ended December 31,			Percentage Change
(millions, except for percentages)	2019	2018	2017	2019	2018
Product and equipment sales	$2,096.7	$2,207.5	$2,065.0
Service and lease sales	235.3	224.0	225.0

Net sales	$2,332.0	$2,431.5	$2,290.0	(4.1)%	6.2%

The percentage components of the year-over-year sales change are shown below:

	2019	2018
Volume	(4.1)%	5.2%
Price	1.2%	2.4%
Acquisitions and divestitures	(0.1)%	(0.5)%

Subtotal	(3.0)%	7.1%
Foreign currency translation	(1.1)%	(0.9)%

Net sales change	(4.1)%	6.2%

Cost of Sales and Gross Margin

	Year Ended December 31,
	2019		2018		2017
(millions, except for percentages)	Cost of Sales	Gross Margin	Cost of Sales	Gross Margin	Cost of Sales	Gross Margin
Product and equipment cost of sales	$1,492.6		$1,571.4		$1,459.3
Service and lease cost of sales	190.3		183.0		181.5

Cost of sales and gross margin	1,682.9	27.8%	1,754.4	27.8%	1,640.8	28.3%
Special (gains) and charges, net	2.1	0.1%	(1.1)	0.0%	26.9	1.2%

Adjusted cost of sales and adjusted gross margin (non-GAAP)	$1,680.8	27.9%	$1,755.5	27.8%	$1,613.9	29.5%

Cost of sales and corresponding gross margins in the years ended December 31, 2019, 2018 and 2017 are shown in the previous table. Gross margin is defined as net sales less cost of sales divided by net sales.

Gross margin was 27.8%, 27.8% and 28.3% in the years ended December 31, 2019, 2018 and 2017, respectively. Gross margins in the years ended December 31, 2019, 2018 and 2017 were impacted by special gains and charges, as described in “—Special Gains and Charges” below.

Adjusted gross margin, which excludes the impact of special gains and charges, was 27.9% in the year ended December 31, 2019 compared to 27.8% in the previous year. The increase was driven primarily by favorable pricing, which was mostly offset by sales volume leverage and unfavorable mix.

Adjusted gross margin, which excludes the impact of special gains and charges, was 27.8% in the year ended December 31, 2018 compared to 29.5% in the previous year. The decrease was driven primarily by higher delivered product costs and unfavorable mix, which was partially offset by favorable pricing and cost saving initiatives.

Selling, General and Administrative Expenses

	Year Ended December 31,
	2019	2018	2017
Selling, general and administrative ratio	20.9%	22.3%	24.6%

The selling, general and administrative ratio is defined as selling, general and administrative expenses as a percentage of net sales.

The decreased selling, general and administrative ratio in the year ended December 31, 2019 compared to the previous year was driven primarily by cost savings as a result of 2019 and 2018 restructuring efforts and reduced amortization expense, partially offset by unfavorable sales volume leverage.

The decreased selling, general and administrative ratio in the year ended December 31, 2018 compared to the previous year was driven primarily by sales volume leverage and by cost savings as a result of 2018 and 2017 restructuring efforts, partially offset by increased investments in the business.

Special Gains and Charges

Special gains and charges reported in the combined statements of income included the following items:

	Year Ended December 31,
(millions)	2019	2018	2017
Cost of sales
Restructuring activities	$2.1	$1.1	$0.7
Other	—	(2.2)	26.2

Subtotal	2.1	(1.1)	26.9
Special (gains) and charges, net
Restructuring activities	15.9	13.7	5.9
Venezuela related activities	—	—	(8.7)
Other	(9.3)	3.5	—

Subtotal	6.6	17.2	(2.8)

Operating income subtotal	8.7	16.1	24.1
Other income, net
Other expense	0.3	—	—

Total special (gains) and charges, net	$9.0	$16.1	$24.1

For segment reporting purposes, special gains and charges are not allocated to reportable segments.

Cost of Sales and Special (Gains) and Charges, Net

Restructuring Activities

ChampionX is impacted by a number of restructuring plans initiated by Ecolab. ChampionX recorded restructuring charges allocated from Ecolab, in the amounts of $18.0 million, $14.8 million and $6.6 million in the years ended December 31, 2019, 2018 and 2017, respectively. These restructuring charges have been included as a component of cost of sales and special (gains) and charges, net, in the combined statements of income.

Venezuela Related Activities

Effective as of the end of the fourth quarter of 2015, ChampionX deconsolidated its Venezuelan subsidiaries. ChampionX recorded a gain of $8.7 million in the year ended December 31, 2017 due to U.S. dollar cash recoveries of receivables written off at the time of deconsolidation. No such gains occurred in the years ended December 31, 2019 and 2018.

Other

In the year ended December 31, 2019, ChampionX recorded a $9.5 million ($8.7 million after tax) gain in connection with costs recovered from a dispute related to a contract terminated in 2017 and other insignificant charges of $0.2 million in special (gains) and charges, net.

In the year ended December 31, 2018, ChampionX recorded a $2.2 million ($1.7 million after tax) gain related to changes in estimates for a LIFO inventory reserve in cost of sales and a charge of $3.5 million related to charitable contributions in special (gains) and charges, net.

In the year ended December 31, 2017, ChampionX recorded the following in cost of sales: (i) a fixed asset impairment of $16.0 million ($10.2 million after tax), (ii) a charge related to a contract termination of $11.1 million ($10.3 million after tax) and (iii) gains of $0.9 million related to changes in estimates for a LIFO inventory reserve. For the fixed asset impairment, ChampionX determined that the fair value of the affected assets was less than the book value and subsequently recorded an impairment charge. In the year ended December 31, 2018, ChampionX disposed of the remaining affected assets, which did not result in a material gain or loss.

Other Expense

In the year ended December 31, 2019, ChampionX recorded expenses of $0.3 million related to pension curtailments and settlements due to Ecolab restructuring programs. These charges, which were allocated to ChampionX from Ecolab, have been included as a component of other income, net in the combined statements of income.

Operating Income and Operating Income Margin

	Year Ended December 31,			Percentage Change
(millions, except percentages)	2019	2018	2017	2019	2018
Operating income	$155.4	$117.5	$88.3	32.3%	33.1%
Special (gains) and charges, net	8.7	16.1	24.1

Adjusted operating income (non-GAAP)	$164.1	$133.6	$112.4	22.8%	18.9%

	Year Ended December 31,
	2019	2018	2017
Operating income margin	6.7%	4.8%	3.9%
Adjusted operating income margin (non-GAAP)	7.0%	5.5%	4.9%

Operating income and corresponding operating income margin is shown in the previous tables. Operating income margin is defined as operating income divided by net sales.

Operating income increased 32.3% in the year ended December 31, 2019 compared to the previous year and increased 33.1% in the year ended December 31, 2018 compared to the previous year. Operating income in the years ended December 31, 2019, 2018 and 2017 was impacted by special gains and charges. Adjusted operating income, which excludes the impact of special gains and charges increased 22.8% in the year ended December 31, 2019 compared to the previous year and 18.9% in the year ended December 31, 2018 compared to the previous year.

Adjusted operating income growth in the year ended December 31, 2019 compared to the previous year was primarily driven by cost savings, pricing and reduced amortization expense, partially offset by unfavorable sales volume leverage and product mix.

Adjusted operating income growth in the year ended December 31, 2018 compared to the previous year was primarily driven by pricing, volume growth and cost savings, partially offset by higher delivered product costs and investments in the business.

Income Taxes

Income before income taxes consisted of:

	Year Ended December 31,
(millions)	2019	2018	2017
United States	$20.7	$2.1	$(21.4)
International	151.6	137.1	128.8

Total	$172.3	$139.2	$107.4

The disparity between the domestic and international pre-tax income is primarily a result of the large amount of corporate expenses and special gains and charges allocated to the U.S. The combined financial statements include costs of ChampionX’s business, which include the allocation of certain corporate expenses from Ecolab. ChampionX believes these allocations were made on a reasonable basis; however, the combined financial statements may not be indicative of ChampionX’s future performance. Corporate expenses allocated to U.S. pre-tax income were $50.2 million, $39.3 million and $27.5 million in the years ended December 31, 2019, 2018 and 2017, respectively. These allocations are consistent with historical Ecolab transfer price policies. Special gains and charges allocated to U.S. pre-tax income were net expenses of $9.0 million, $16.0 million and $8.4 million in the years ended December 31, 2019, 2018 and 2017, respectively. The corporate expenses are not forecasted to continue to have a disproportionate impact on the U.S. pre-tax income after the Transactions. The special gains and charges are incurred out of the normal or standard course of business and cannot be forecasted.

ChampionX’s reported tax rate is impacted by the level of special gains and charges and discrete tax items relative to the reported pre-tax income in a given period.

The following table provides a summary of ChampionX’s effective income tax rate:

	Year Ended December 31,
	2019	2018	2017
Reported tax rate	18.1%	25.5%	(57.6)%
Tax rate impact of:
Special gains and charges	(0.2)	(0.1)	13.8
Discrete tax items	4.2	—	5.9
Tax Act	—	—	54.2

Adjusted effective income tax rate (non-GAAP)	22.1%	25.4%	16.3%

ChampionX’s reported tax rate was 18.1%, 25.5% and (57.6)% in the years ended December 31, 2019, 2018 and 2017, respectively. The change in ChampionX’s reported tax rate includes the tax impact of special gains and charges and discrete tax items, which have impacted the comparability of its historical reported tax rates, as amounts included in its special gains and charges are derived from tax jurisdictions with rates that vary from its effective income tax rate, and discrete tax items are not necessarily consistent across periods. The tax impact of special gains and charges and discrete tax items will likely continue to impact comparability of ChampionX’s effective income tax rate in the future. The enactment of the Tax Act in December 2017 also significantly impacted the comparability of its effective income tax rate.

ChampionX’s reported tax rate in the year ended December 31, 2019 includes $1.4 million of net tax benefits on special gains and charges and $7.4 million of net tax benefits on discrete items, which includes a $4.7 million benefit due to the passage of Swiss Tax Reform.

ChampionX’s effective income tax rate in the year ended December 31, 2018 includes $4.0 million of net tax benefits on special gains and charges.

On December 22, 2017, the Tax Act was enacted, which reduced the U.S. federal corporate tax rate from 35% to 21%, required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and created new taxes on certain foreign sourced earnings. The Tax Act added many new provisions including changes to bonus depreciation, the deduction for executive compensation and interest expense, a tax on global intangible low taxed income (“GILTI”), the base erosion anti abuse tax (“BEAT”) and a deduction for foreign derived intangible income (“FDII”). In January 2018, accounting guidance was issued requiring a company to make an accounting policy election to either treat taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or factor such amounts into a company’s measurement of its deferred taxes (the “deferred method”). ChampionX elected the period cost method.

ChampionX recorded a one-time transition tax expense in the year ended December 31, 2017 of $38.2 million. ChampionX’s 2017 effective income tax rate also includes a $109.5 million tax benefit for recording deferred tax assets and liabilities at the U.S. enacted tax rate of 21%. Additionally, ChampionX’s 2017 effective income tax rate includes the tax impact of special gains and charges. Lastly, ChampionX recorded net discrete benefits of $7.7 million related to changes in estimates, partially offset by the release of reserves for uncertain tax positions.

The change in ChampionX’s adjusted effective income tax rate from 2018 to 2019 was primarily driven by a change in valuation allowance. The change in ChampionX’s adjusted effective income tax rate from 2017 to 2018 was primarily driven by the change in geographic mix of income offset partially by the reduction in the U.S. tax rate and global tax planning.

Adjusted Net Income Attributable to ChampionX (Non-GAAP)

	Year Ended December 31,			Percentage Change
(millions, except percentages)	2019	2018	2017	2019	2018
Net income attributable to ChampionX	$133.4	$102.2	$167.1	30.5%	(38.8)%
Adjustments:
Special (gains) and charges, net, after tax	7.6	12.1	19.8
Discrete tax expense (benefit)	(7.4)	—	(79.1)

Adjusted net income attributable to ChampionX (non-GAAP)	$133.6	$114.3	$107.8	16.9%	6.0%

Adjusted net income attributable to ChampionX was impacted by improved results of operations, special gains and charges and discrete tax items, which are described above.

EBITDA and Adjusted EBITDA (Non-GAAP)

	Year Ended December 31,
(millions)	2019	2018	2017
Net income including noncontrolling interest	$141.1	$103.7	$169.3
Income tax expense (benefit)	31.2	35.5	(61.9)
Interest (income) expense, net	(0.9)	—	—
Depreciation	88.4	88.0	87.6
Amortization	113.3	123.3	123.4

EBITDA (non-GAAP)	373.1	350.5	318.4
Special (gains) and charges, net	9.0	16.1	24.1

Adjusted EBITDA (non-GAAP)	$382.1	$366.6	$342.5

EBITDA is defined as net income including noncontrolling interest excluding income tax expense (benefit), interest (income) expense, net, depreciation and amortization. Adjusted EBITDA is defined as EBITDA excluding special (gains) and charges, net.

EBITDA and adjusted EBITDA increased in all years presented. The increases were primarily due to improved results of operations.

SEGMENT PERFORMANCE

ChampionX’s business comprises two operating segments, Oilfield Performance and Specialty Performance, which are also its reportable segments based on how its chief operating decision maker analyzes performance, allocates capital and makes strategic and operational decisions. Business activities that do not meet the criteria of an operating segment have been combined into Corporate and Other. Corporate and Other also includes corporate and overhead expenses that ChampionX directly incurred as well as expenses for shared services that have been allocated to ChampionX by Ecolab, special gains and charges and amortization expense related to acquired intangible assets.

Additional information about ChampionX’s reportable segments is included in Note 13 to the ChampionX combined financial statements.

Segment Operating Income

Management evaluates performance based upon several factors, of which the primary financial measure is segment operating income. Segment operating income is defined as segment net sales less cost of sales, selling, marketing and research and development costs.

Segment operating income for each of ChampionX’s reportable segments is as follows:

	Year Ended December 31,
(millions)	2019	2018	2017
Segment operating income
Oilfield Performance	$387.2	$315.2	$304.6
Specialty Performance	30.5	92.8	79.8

Total segment operating income	417.7	408.0	384.4
Corporate and Other	(262.3)	(290.5)	(296.1)

Total operating income	$155.4	$117.5	$88.3

Oilfield Performance

	Year Ended December 31,
	2019	2018	2017
Net sales (millions)	$2,029.4	$1,978.6	$1,940.7

Components of percentage change in net sales:
Volume	3.0%	1.6%
Price	1.2%	1.8%
Acquisitions and divestitures	(0.1)%	(0.5)%

Subtotal	4.1%	2.9%
Foreign currency translation	(1.5)%	(0.9)%

Net sales change	2.6%	2.0%

Segment operating income (millions)	$387.2	$315.2	$304.6
Segment operating income change	22.8%	3.5%
Segment operating income margin (a)	19.1%	15.9%	15.7%

(a)	Segment operating income margin is defined as segment operating income divided by segment net sales.

Net Sales

Net sales in the Oilfield Performance business increased 2.6% in the year ended December 31, 2019 compared to the previous year driven by increased volumes in North America and higher prices, partially offset by declining sales in Asia Pacific, the impact of foreign currency translation and the divestiture of certain businesses. Net sales in the Oilfield Performance business increased 2.0% in the year ended December 31, 2018 compared to the previous year driven by increased volumes in North America and higher prices, partially offset by declining sales in ChampionX’s international markets, the impact of foreign currency translation and the divestiture of certain businesses.

Segment Operating Income

Segment operating income in the Oilfield Performance business increased 22.8% in the year ended December 31, 2019 compared to the previous year and increased 3.5% in the year ended December 31, 2018 compared to the previous year.

Segment operating income margins in the Oilfield Performance business increased by 3.2 percentage points in the year ended December 31, 2019 compared to the previous year. Cost savings initiatives, pricing, sales volume leverage and mix favorably impacted margins by 3.8 percentage points in 2019, which were partially offset by a 0.6 percentage point unfavorable impact from investments in the business and delivered product costs.

Segment operating income margins in the Oilfield Performance business increased by 0.2 percentage points in the year ended December 31, 2018 compared to the previous year. Pricing and cost savings initiatives favorably impacted margins by 2.7 percentage points in 2018, which were partially offset by a 2.6 percentage point unfavorable impact from higher delivered product costs and investments in the business.

Specialty Performance

	Year Ended December 31,
	2019	2018	2017
Net sales (millions)	$302.4	$452.7	$349.0
Components of percentage change in net sales:
Volume	(33.8)%	25.2%
Price	0.8%	5.3%

Subtotal	(33.0)%	30.5%
Foreign currency translation	(0.2)%	(0.8)%

Net sales change	(33.2)%	29.7%

Segment operating income (millions)	$30.5	$92.8	$79.8
Segment operating income change	(67.1)%	16.3%
Segment operating income margin (a)	10.1%	20.5%	22.9%

(a)	Segment operating income margin is defined as segment operating income divided by segment net sales.

Net Sales

In the year ended December 31, 2019, net sales in the Specialty Performance business decreased 33.2% compared to previous year and increased 29.7% in the year ended December 31, 2018 compared to previous year. The decrease in net sales in 2019 was due to lower volumes in North America as a result of a market slowdown driven by lower oil prices and reduced drilling activity. The increase in net sales in 2018 was due to strong volume growth driven by increased customer activity in U.S. oil and natural gas production and strong international growth as well as increased pricing in both years.

Segment Operating Income

Segment operating income in the Specialty Performance business decreased 67.1% in the year ended December 31, 2019 compared to the previous year and increased 16.3% in the year ended December 31, 2018 compared to the previous year.

Segment operating income margins in the Specialty Performance business decreased 10.4 percentage points in the year ended December 31, 2019 compared to the previous year due to sales volume leverage and mix that negatively impacted margins by 13.5 percentage points, partially offset by cost savings initiatives, pricing and delivered product costs that favorably impacted margins by 3.4 percentage points.

Segment operating income margins in the Specialty Performance business decreased 2.4 percentage points in the year ended December 31, 2018 compared to the previous year due to higher delivered product costs and mix that negatively impacted margins by 5.3 percentage points, partially offset by pricing that favorably impacted margins by 3.9 percentage points.

Corporate and Other

Corporate and Other includes (i) corporate and overhead expenses that ChampionX directly incurred as well as expenses for shared services that have been allocated to ChampionX by Ecolab, (ii) special gains and charges, (iii) amortization expense related to acquired intangible assets and (iv) revenue and costs for activities that are not operating segments. Amounts for each category are as follows:

	Year Ended December 31,
(millions)	2019	2018	2017
Corporate, overhead and allocated shared services expenses (a)	$140.5	$151.4	$148.5
Acquired intangible amortization expense	113.2	123.1	123.3
Special (gains) and charges, net	8.7	16.1	24.1
Other	(0.1)	(0.1)	0.2

Total Corporate and Other	$262.3	$290.5	$296.1

(a)

Related party allocations for shared services, including the service component of multiemployer pensions and royalties, were $102.8 million, $114.4 million and $108.1 million in the years ended December 31, 2019, 2018 and 2017, respectively. Refer to Note 7 to the ChampionX combined financial statements for additional information regarding related party allocations. Corporate and overhead expenses directly incurred by ChampionX were $37.7 million, $37.0 million and $40.4 million in the years ended December 31, 2019, 2018 and 2017, respectively.

Corporate, overhead and allocated shared services expenses decreased in the year ended December 31, 2019 compared to the previous year due to cost savings initiatives. Corporate, overhead and allocated shared services expenses increased in the year ended December 31, 2018 compared to the previous year due to investments in the business.

FINANCIAL POSITION, CASH FLOW AND LIQUIDITY

Financial Position

Total assets were $4.3 billion as of December 31, 2019 compared to total assets of $4.4 billion as of December 31, 2018.

Total liabilities were $636.9 million as of December 31, 2019 compared to total liabilities of $550.4 million as of December 31, 2018.

Cash Flows

Operating Activities

ChampionX continues to generate cash flow from its operations, allowing it to fund its ongoing operations and investments in the business.

	Year Ended December 31,			Change
(millions)	2019	2018	2017	2019	2018
Cash provided by operating activities	$364.2	$210.9	$178.9	$153.3	$32.0

Comparability of cash generated from operating activities in the years ended December 31, 2019, 2018 and 2017 was impacted by fluctuations in working capital, the combination of which increased $34.9 million in the year ended December 31, 2019 and decreased $55.3 million and $45.8 million in the years ended December 31, 2018 and 2017, respectively. The cash flow impact across the three years from working capital accounts was driven by changes in (i) sales volumes and timing of collections, (ii) timing of purchases and production and usage levels of inventory and (iii) volume of purchases and timing of payments. Fluctuations in other liabilities also impacted cash generated from operating activities in the year ended December 31, 2019 driven primarily by increased distributor fee accruals in the year ended December 31, 2019 compared to the year ended December 31, 2018. The increased distributor fee accruals are a result of increased sales and the timing of distributor fee payments.

Investing Activities

Cash used for investing activities is primarily impacted by the timing of business acquisitions and dispositions and capital investments in the business.

	Year Ended December 31,			Change
(millions)	2019	2018	2017	2019	2018
Cash used for investing activities	$ (69.8)	$ (57.9)	$ (103.0)	$ (11.9)	$ 45.1

ChampionX makes capital investments in the business, including machinery, equipment and manufacturing facilities. Total capital expenditures were $69.7 million, $69.4 million and $80.5 million in the years ended December 31, 2019, 2018 and 2017, respectively. ChampionX expects to continue to make capital investments in the future to support its long-term growth.

Total cash received for business dispositions was $6.5 million and $11.1 million in the years ended December 31, 2019 and 2018, respectively. Total cash paid for business acquisitions, net of cash acquired, in the year ended December 31, 2017 was $14.6 million. ChampionX’s business acquisitions and dispositions for the years ended December 31, 2019, 2018 and 2017 are discussed further in Note 5 to the ChampionX combined financial statements. In the years ended December 31, 2019, 2018 and 2017, ChampionX also sold property and other assets for total proceeds of $3.4 million, $2.0 million and $2.5 million, respectively.

In the years ended December 31, 2019 and 2018, ChampionX made a loan to a supplier in the amounts of $10.0 million and $12.0 million, respectively.

In 2018, ChampionX also sold foreign treasury bonds for $10.4 million that were purchased in 2017. No significant realized or unrealized gains or losses were recorded in the combined statements of income in the years ended December 31, 2018 and 2017 related to the sale. The treasury bonds were classified as available-for-sale securities and recorded in other assets in the combined balance sheets.

Financing Activities

Cash used for financing activities primarily reflects cash transfers to Ecolab. Transfers of cash to and from Ecolab are reflected as a component of net Parent investment in ChampionX in the ChampionX combined balance sheets.

	Year Ended December 31,			Change
(millions)	2019	2018	2017	2019	2018
Cash used for financing activities	$(277.4)	$(149.3)	$(99.3)	$(128.1)	$(50.0)

Liquidity and Capital Resources

The primary source of liquidity for ChampionX’s business is the cash flow provided by operations, which has historically been transferred to Ecolab to support its overall cash management strategy. Transfers of cash to and from Ecolab have been reflected in net transfers to Parent in the ChampionX combined statements of cash flows.

As of December 31, 2019, ChampionX had cash and cash equivalents on hand of $67.6 million, substantially all of which was held outside of the U.S.

In December 2019, ChampionX and Bank of America executed a term loan facility commitment letter pursuant to which Bank of America has committed to provide a term loan, subject to customary conditions, to ChampionX for up to $537.0 million to fund, among other things, a Cash Payment equal to $525.0 million plus an estimated Tax Amount (not to exceed $12.0 million) in connection with the Transactions. The amount of the term loan borrowing and the Cash Payment are subject to change. As of December 31, 2019, there were no outstanding borrowings related to this term loan facility commitment letter.

Effective March 1, 2020, ChampionX no longer participates in cash management and funding arrangements with Ecolab. Historically, ChampionX has utilized these arrangements to fund significant expenditures, such as manufacturing capacity expansion and acquisitions. ChampionX’s ability to fund its operations and capital needs will depend on its ongoing ability (including, after the consummation of the Merger, the combined company’s ability) to generate cash from operations and access to other sources of liquidity. ChampionX believes that its future cash from operations and access to these sources of liquidity will provide adequate resources to fund working capital needs and make capital expenditures and strategic investments. However, the extent to which the coronavirus and the oil price declines following the announcement of the expiration of the OPEC and Russia production cuts in March 2020 will impact ChampionX’s operations and access to additional sources of liquidity will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the coronavirus outbreak and the actions to contain the spread, the impact of the deal to cut production that was announced by OPEC and its allies in April 2020 and other variables.

The table below sets forth a summary of ChampionX’s contractual obligations as of December 31, 2019:

	Payments due by period

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years

(millions)
Operating leases	$127.8	$35.1	$49.7	$18.0	$25.0

ChampionX leases certain sales and administrative office facilities, distribution centers, research and manufacturing facilities and other equipment under long-term operating leases.

As of December 31, 2019 and 2018, ChampionX’s gross liability for uncertain tax positions was $3.9 million and $6.2 million, respectively. ChampionX is not able to reasonably estimate the amount by which the liability will increase or decrease over an extended period of time or whether a cash settlement of the liability will be required. Therefore, these amounts have been excluded from the table of contractual obligations.

Off-Balance Sheet Arrangements

ChampionX does not participate in off-balance sheet financing arrangements. Operating leases were not recorded in the combined balance sheet as of December 31, 2018. In the normal course of business, ChampionX has established various joint ventures that have not been combined within its financial statements as ChampionX is not the primary beneficiary. The joint ventures help ChampionX meet local ownership requirements, achieve operational scale more quickly, provide customers a more fully integrated offering or provide other benefits to ChampionX’s business or customers. The joint venture entities have not been utilized as special-purpose entities, which are sometimes established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As a result, ChampionX is not exposed to the financing, liquidity, market or credit risk that could arise from the joint venture entities if it had used the joint venture entities as special-purpose entities for such purposes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency

Significant changes in currency exchange rates could cause fluctuations and negative impacts to ChampionX’s results of operations. In the periods presented, ChampionX’s foreign currency translation adjustments were primarily impacted by changes in the euro, the British pound sterling, the Canadian dollar, the Russian ruble, the Brazilian real and the Argentinian peso. ChampionX enters into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure. ChampionX does not enter into derivatives for speculative or trading purposes. ChampionX’s use of derivatives is subject to internal policies that provide guidelines for control, counterparty risk, and ongoing monitoring and reporting, and is designed to reduce the volatility associated with movements in foreign exchange rates on ChampionX’s earnings and cash flows.

ChampionX enters into foreign currency forward contracts to hedge certain intercompany financial arrangements and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows denominated in currencies other than U.S. dollars. ChampionX’s foreign currency contracts outstanding as of December 31, 2019 and 2018 were not significant.

GLOBAL ECONOMIC AND POLITICAL ENVIRONMENT

Energy Markets

ChampionX’s earnings are subject to volatility in the oil and natural gas commodity markets.

During 2019, the North American oil industry drilling and production activity slowed as compared to 2018 levels, while international activity showed modest improvement. Demand for oil and overall energy consumption has shown modest growth with oil prices in 2019 well above their lows in early 2016.

In March 2020, OPEC and Russia announced that agreed oil production cuts between members of OPEC and Russia would expire on April 1, 2020. Following these announcements, global oil and natural gas prices declined sharply. While a deal to cut production has since been announced by OPEC and its allies, the situation has resulted in a significant downturn in the industry. Future movements in oil prices are uncertain; however, lower oil prices could negatively impact ChampionX’s future results of operations and operating cash flows.

Credit Risk

Credit risk represents the loss that ChampionX would incur if a counterparty or customer fails to perform pursuant to the terms of its contractual obligations. Risks surrounding counterparty and customer performance and credit could ultimately affect the amount and timing of expected cash flows. ChampionX has a diversified customer base across various geographies with no single customer accounting for 10% or more of its combined net sales in any of the years ended December 31, 2019, 2018 or 2017. However, the decline in oil prices in connection with the March 2020 announcement of the expiration of OPEC and Russia production cuts and the ongoing impact of the coronavirus outbreak could, depending on duration, severity and, in the case of the decline in oil prices, the degree to which the deal announced in April 2020 reverses such decline, result in significantly more credit risk among the customer portfolio, potentially including numerous bankruptcies of E&P and oilfield services companies during 2020.

Global Economies

Approximately half of ChampionX’s net sales were outside of the United States in the years ended December 31, 2019, 2018 and 2017. ChampionX’s international operations subject ChampionX to changes in economic conditions and foreign currency exchange rates as well as political uncertainty in some countries, which could impact future operating results.

Argentina has continued to experience negative economic trends, evidenced by multiple periods of increasing inflation rates, devaluation of the Argentine Peso and increasing borrowing rates. In 2018, Argentina was classified as a highly inflationary economy in accordance with GAAP, and the U.S. dollar became the functional currency for ChampionX’s subsidiaries in Argentina. In each of the years ended December 31, 2019, 2018 and 2017, net sales in Argentina represented less than 3.2% of ChampionX’s combined net sales. Assets held in Argentina as of December 31, 2019 and 2018 represented approximately 1.0% of ChampionX’s combined total assets.

Current conditions in the global economy are significantly impacting ChampionX. The coronavirus outbreak has had and will likely continue to have a negative impact on market conditions and customer demand throughout the world. In addition, global oil prices have substantially declined in connection with the March 2020 announcement of the expiration of OPEC and Russia production cuts. While a deal to cut production has since been announced by OPEC and its allies, the situation has resulted in a significant downturn in the industry. ChampionX believes the combination of these events could result in a global recession of currently unknown duration, with the corresponding possibility of numerous bankruptcies of E&P companies and oilfield service companies during 2020 and a significant decline in demand and prices for oilfield services during 2020. ChampionX further expects potentially significant regional variations in the impact of the decline in oil prices upon customer demand, with North American shale customers in general likely to suffer a higher degree of distress in comparison to international customers. ChampionX has already observed that certain of its customers have implemented various measures to address the decline in demand, including reducing orders for ChampionX products and seeking price concessions. In addition, the United States and other countries have implemented restrictions to address the coronavirus outbreak, including disruptions or restrictions on ChampionX’s employees’ ability to travel and could include temporary closures of ChampionX’s facilities or the facilities of its suppliers or customers, which could further disrupt its business and operations. Accordingly, ChampionX anticipates a reduction to its 2020 results of operations and cash flows due to lower market demand but is not yet able to estimate the impact of the coronavirus outbreak as it continues to spread globally or the duration of the current factors negatively affecting oil prices. In response to these events, ChampionX has taken, and is continuing to take, steps to reduce costs, including reductions in capital expenditures, as well as other ongoing cost initiatives.

Brexit Referendum

Effective on January 31, 2020, the United Kingdom (“U.K.”) formally left the European Union (“EU”) (“Brexit”). The U.K.’s relationship with the EU will no longer be governed by the EU Treaties, but instead by the terms of the Withdrawal Agreement agreed between the U.K. and the EU in late 2019. The Withdrawal Agreement provides for a “transition” period, which commences the moment the U.K. leaves the EU and is currently set to end on December 31, 2020. At the end of the transition period, there may be significant changes to the U.K.’s business environment. While the effects of Brexit will depend on any agreements the U.K. makes to retain access to EU markets or the failure to reach such agreements, the uncertainties created by Brexit, any resolution between the U.K. and EU countries or the failure to reach any such resolutions, could adversely affect ChampionX’s relationships with customers, suppliers and employees and could adversely affect ChampionX’s business.

In the year ended December 31, 2019, 2018 and 2017, net sales from ChampionX’s U.K. operations were approximately 3.4%, 3.4% and 3.7%, respectively, of its combined net sales.

CRITICAL ACCOUNTING ESTIMATES

ChampionX’s combined financial statements are prepared in accordance with GAAP. ChampionX has adopted various accounting policies to prepare the combined financial statements in accordance with GAAP. ChampionX’s significant accounting policies are disclosed in Note 3 to the ChampionX combined financial statements.

Preparation of ChampionX’s combined financial statements, in conformity with GAAP, requires ChampionX to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Estimates are considered to be critical if they meet both of the following criteria: (i) the estimate requires assumptions to be made about matters that are highly uncertain at the time the accounting estimate is made and (ii) different estimates that ChampionX reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, have a material impact on the presentation of ChampionX’s financial condition or results of operations.

Besides estimates that meet the “critical” estimate criteria, ChampionX makes many other accounting estimates in preparing its combined financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues or expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the combined financial statements. Materially different results can occur as circumstances change and additional information becomes known, even from estimates not deemed critical. ChampionX’s critical accounting estimates include the following:

Revenue Recognition

Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods or providing service. Revenue from the sale of a product or equipment is recognized when obligations under the terms of a contract with the customer are satisfied, which generally occurs with the transfer of the product or delivery of the equipment. Revenue from services and leased equipment is recognized when the services are provided to the customer, or the customer receives the benefit from the leased equipment, which is over time. Service revenue is recognized over time utilizing an input method that aligns with when the services are provided. Typically, revenue is recognized over time using costs incurred to date because the effort provided by the field selling and service organization represents services provided, which corresponds with the transfer of control to the customer. Revenue for leased equipment is accounted for under ASC Topic 842, Leases, and recognized on a straight-line basis over the length of the lease contract. Refer to Note 9 to the ChampionX combined financial statements for additional information related to leased equipment.

ChampionX’s sales policies do not provide for general rights of return. Estimates used in recognizing revenue include the delay between the time that products are shipped and when they are received by customers, when title transfers and the amount of credit memos issued in subsequent periods. ChampionX records estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements and volume-based incentives based primarily on historical experience and anticipated performance over the contract period. Depending on market conditions, ChampionX may increase customer incentive offerings, which could reduce gross profit margins over the term of the incentive. ChampionX also records estimated reserves for product returns and credits based on specific circumstances and credit conditions, and when it is deemed probable that the balance is uncollectible. For additional information on ChampionX’s allowance for doubtful accounts, refer to Note 3 to the ChampionX combined financial statements.

Liabilities and Contingencies

ChampionX’s business and operations are subject to extensive environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar manufacturing activities and providing similar products and services, some risk of environmental liability is inherent in ChampionX’s operations.

ChampionX records liabilities related to pending litigation, environmental claims and other contingencies when a loss is probable and can be reasonably estimated. Estimates used to record such liabilities are based on ChampionX’s best estimate of probable future costs. ChampionX records the amounts that represent the points in the range of estimates that it believes are most probable or the minimum amount when no amount within the range is a better estimate than any other amount. Potential insurance reimbursements generally are not anticipated in accruals for environmental liabilities or other insured losses. Expected insurance proceeds are recorded as receivables when recovery is deemed certain. While the final resolution of litigation and environmental contingencies could result in amounts different from current accruals, and therefore have an impact on ChampionX’s combined financial results in a future reporting period, ChampionX believes the ultimate outcome will not have a significant impact on its combined financial position.

For additional information on ChampionX’s commitments and contingencies, refer to Note 11 to the ChampionX combined financial statements.

Income Taxes

For purposes of the combined financial statements, ChampionX’s taxes are provided for on a “separate return” basis in accordance with ASC Topic 740, Income Taxes, although ChampionX operations have historically been included in the tax returns filed by Ecolab. Under this method, ChampionX is assumed to have historically filed a return separate from Ecolab, reporting ChampionX’s taxable income or loss and paying applicable tax based on its separate taxable income and associated tax attributes in each tax jurisdiction. Income taxes payable at each balance sheet date computed under the separate return basis are recorded to net Parent investment in ChampionX. However, where foreign ChampionX entities already file separate tax returns, the taxes payable are reported within current liabilities in the combined balance sheets. The calculation of income taxes on the separate return basis requires judgment and the use of both estimates and allocations. ChampionX’s effective income tax rate and deferred tax balances may differ significantly from those of Ecolab in corresponding historical periods. Refer to Note 8 to the ChampionX combined financial statements for additional information on ChampionX’s income taxes and unrecognized tax benefits.

Judgement is required to determine the annual effective income tax rate, deferred tax assets and liabilities, any valuation allowances against net deferred tax assets and uncertain tax positions.

On December 22, 2017, the Tax Act was enacted, which reduced the U.S. federal corporate tax rate from 35% to 21%, required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and created new taxes on certain foreign sourced earnings. The Tax Act added many new provisions including changes to bonus depreciation, the deduction for executive compensation and interest expense, a tax on GILTI, the BEAT and a deduction for FDII.

ChampionX recorded a one-time transition tax expense in the year ended December 31, 2017 of $38.2 million. As of December 31, 2017, ChampionX completed accounting for the effects of the Tax Act as they relate to the repricing of deferred tax balances and the one-time transition tax.

In January 2018, the Financial Accounting Standards Board (“FASB”) issued guidance stating that a company must make an accounting policy election to either treat taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or factor such amounts into ChampionX’s measurement of its deferred taxes (the “deferred method”). ChampionX elected the period cost method, and the net impact of the GILTI expense and FDII benefit on income tax expense was $1.1 million and zero for the years ended December 31, 2019 and 2018, respectively.

Proposed regulations were released during 2019. Certain of the proposed regulations may be subject to challenge; therefore, ChampionX recorded income tax expense based on its interpretation of the changes in the law affected by the Tax Act and not the proposed regulations. If the proposed regulations become final, ChampionX will record the impact at that time.

Effective Income Tax Rate

ChampionX’s effective income tax rate is based on annual income, statutory tax rates and tax planning available in the various jurisdictions in which it operates. ChampionX’s annual effective income tax rate includes the impact of reserve positions. ChampionX recognizes the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority. ChampionX adjusts these reserves based on changes in facts and circumstances. This expected annual rate is then applied to the year-to-date operating results. In the event there is a significant discrete item recognized in the interim operating results, the tax attribute to that item would be separately calculated and recorded in the same period.

Tax regulations require items to be included in ChampionX’s tax returns at different times than the items are reflected in the combined financial statements. As a result, the effective income tax rate reflected in ChampionX’s combined financial statements differs from that reported in ChampionX’s tax returns. Some of these differences are permanent, such as expenses that are not deductible on ChampionX’s tax returns, and some are temporary differences, such as depreciation expense.

Deferred Tax Assets and Liabilities and Valuation Allowances

Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in ChampionX’s tax return in future years for which it has already recorded the tax benefit in ChampionX’s combined statements of income. ChampionX establishes valuation allowances for ChampionX’s deferred tax assets when the amount of expected future taxable income is not likely to support the utilization of the entire deduction or credit. Relevant factors in determining the realizability of deferred tax assets include historical results, future taxable income, the expected timing of the reversal of temporary differences, tax planning strategies and the expiration dates of the various tax attributes. Deferred tax liabilities generally represent items for which ChampionX has already taken a deduction in its tax return but have not yet recognized that tax benefit in its combined financial statements.

Prior to the enactment of the Tax Act, U.S. deferred income taxes had not been provided on certain unremitted foreign earnings that are considered permanently reinvested. Undistributed earnings of foreign subsidiaries are considered to have been reinvested indefinitely or are available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. As part of the Tax Act, ChampionX recorded a one-time transition tax on certain unremitted foreign earnings of foreign subsidiaries. ChampionX will continue to assert permanent reinvestment of the undistributed earnings of international affiliates, and if ChampionX’s policy changes, ChampionX would record applicable taxes.

During 2019, due to the adoption of ASC Topic 842, Leases, and the recording of operating lease assets and operating lease liabilities on the balance sheet, ChampionX recorded related deferred tax liabilities and deferred tax assets, respectively.

ChampionX’s deferred tax balances, as calculated on the separate return basis, may differ from the deferred tax balances of Ecolab, if legally separated.

Uncertain Tax Positions

Upon audit, taxing authorities may challenge all or part of an uncertain income tax position. While ChampionX has no history of tax audits on a stand-alone basis, Ecolab and Ecolab subsidiaries may be audited by U.S. federal, state and local, and non-U.S. taxing authorities. A number of years may elapse before a particular tax matter, for which ChampionX has established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. The Internal Revenue Service (“IRS”) has completed its examinations of Ecolab’s U.S. federal income tax returns through 2016 and the years 2017 and 2018 are currently under audit. In addition to the U.S. federal examinations, ChampionX has ongoing audit activity in several U.S. state and foreign jurisdictions.

The tax positions ChampionX takes are based on interpretations of tax laws and regulations in the applicable federal, state and international jurisdictions. ChampionX believes its tax returns properly reflect the tax consequences of its operations, and its reserves for tax contingencies are appropriate and sufficient for the positions taken. Because of the uncertainty of the final outcome of these examinations, ChampionX has reserved for potential reductions of tax benefits (including related interest and penalties) for amounts that do not meet the more-likely-than-not thresholds for recognition and measurement as required by authoritative guidance. The tax reserves are reviewed throughout the year, taking into account new legislation, regulations, case law and audit results. Settlements could result in offsets to other balance sheet accounts, cash payments or receipts and/or adjustments to tax expense. The majority of ChampionX’s tax reserves are presented in the combined balance sheets in other liabilities. ChampionX’s gross liability for uncertain tax positions in the combined balance sheets was $3.9 million and $6.2 million as of December 31, 2019 and 2018, respectively.

For additional information on income taxes, refer to Note 8 to the ChampionX combined financial statements.

Long-Lived and Other Intangible Assets

ChampionX reviews its long-lived and other intangible assets, the net value of which, excluding goodwill, was $1.7 billion as of December 31, 2019 and 2018, to assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such circumstances may include a significant decrease in the market price of an asset, a significant adverse change in the manner in which the asset is being used or in its physical condition or a history of operating or cash flow losses associated with the use of the asset. Impairment losses could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset’s carrying value over its estimated fair value.

ChampionX uses the straight-line method to recognize amortization expense related to its other intangible assets, including its customer relationships. ChampionX considers various factors when determining the appropriate method of amortization for its customer relationships, including projected sales data, customer attrition rates and length of key customer relationships.

Globally, ChampionX has a broad customer base. ChampionX’s retention rate of significant customers has aligned with acquisition assumptions, including the customer bases acquired in Ecolab’s Nalco Holding Company and Champion Technologies transactions, which make up the majority of ChampionX’s unamortized customer relationships. ChampionX’s historical retention rate, coupled with its consistent track record of keeping long-term relationships with its customers, supports its expectation of consistent sales generation for the foreseeable future from the acquired customer base. ChampionX’s customer retention rate and history of maintaining long-term relationships with its significant customers are not expected to change in the future. If its customer retention rate or other post-acquisition operational activities changed materially, ChampionX would evaluate the financial impact and any corresponding triggers, which could result in an acceleration of amortization or impairment of its customer relationship intangible assets.

In addition, ChampionX periodically reassesses the estimated remaining useful lives of its long-lived and other intangible assets. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in the combined statements of income. ChampionX has experienced no significant changes in the carrying value or estimated remaining useful lives of long-lived or other intangible assets.

Goodwill

ChampionX had total goodwill of $1.7 billion as of December 31, 2019 and 2018. ChampionX tests goodwill for impairment at the reporting unit level on an annual basis during the third quarter. ChampionX’s reporting units are aligned with its two operating segments.

For the impairment assessment in all of the periods presented, ChampionX completed its assessment for goodwill impairment across its two reporting units through a quantitative analysis, utilizing an income approach. The income approach, specifically a discounted cash flow model, requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates. The determination of the fair value of the reporting units requires ChampionX to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to, the selection of appropriate peer group companies, discount rates, terminal growth rates, and forecasts of revenue, operating income and capital expenditures. While management believes the assumptions used are reasonable and commensurate with the views of a market participant, changes in key assumptions for either reporting unit, including increasing the discount rate, lowering revenue forecasts, lowering the operating margin or lowering the long-term growth rate, could result in a future impairment.

The two-step quantitative process involves comparing the estimated fair value of each reporting unit to the reporting unit’s carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired, and the second step of the impairment test is unnecessary. If the carrying value of the reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss to be recorded, if any. There was no impairment of goodwill in any of the years presented, as the estimated fair values of ChampionX’s reporting units exceeded the respective carrying values in all of the years presented. ChampionX will continue to assess the need to test its reporting units for impairment during interim periods between its scheduled annual assessments.

2019 Annual Goodwill Impairment Assessment

ChampionX conducted its annual goodwill impairment assessment in the third quarter of 2019 and determined that the fair value of both reporting units exceeded their carrying values. In the estimation of fair value, ChampionX utilized a long-term growth rate of 3% for both reporting units and a discount rate of 11.9% and 10.5% for the Oilfield Performance reporting unit and Specialty Performance reporting unit, respectively.

The estimated fair value of each of ChampionX’s reporting units exceeded its carrying value by over 20%. Of the reporting units tested in the third quarter of 2019, ChampionX’s Specialty Performance reporting unit was the most sensitive to a change in future valuation assumptions. While ChampionX’s management believes the assumptions used to test both reporting units were reasonable and commensurate with the views of a market participant, changes in key assumptions for the Specialty Performance reporting unit, including increasing the discount rate, lowering revenue forecasts, lowering the operating margin or lowering the long-term growth rate, could result in a future impairment. Holding all other assumptions used in the fair value measurement of the Specialty Performance reporting unit constant, a 1.5 percentage point increase in the discount rate would still result in a fair value that equals or exceeds the carrying value.

ChampionX continuously evaluates the performance of both of its reporting units, market developments in the oil and gas industry and broader macroeconomic factors to assess whether facts or circumstances exist that suggest it is more likely than not that the carrying value of the ChampionX reporting units are in excess of their fair values. After weighing all positive and negative evidence, ChampionX concluded that it is more likely than not that the fair value of both the Oilfield Performance and Specialty Performance reporting units is in excess of their carrying values as of December 31, 2019. Accordingly, ChampionX did not complete an interim goodwill impairment assessment in the fourth quarter of 2019.

For additional information regarding goodwill as of December 31, 2019, refer to Note 3 to the ChampionX combined financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

Information regarding new accounting pronouncements is included in Note 3 to the ChampionX combined financial statements.

NON-GAAP FINANCIAL MEASURES

The ChampionX MD&A includes financial measures that have not been calculated in accordance with GAAP. These non-GAAP financial measures include the following:

•	Adjusted cost of sales

•	Adjusted gross margin

•	Adjusted operating income

•	Adjusted operating income margin

•	Adjusted effective income tax rate

•	Adjusted net income attributable to ChampionX

•	EBITDA

•	Adjusted EBITDA

ChampionX provides these measures as additional information regarding its operating results. ChampionX uses these non-GAAP financial measures internally to evaluate its performance, to make financial, investment and operational decisions, including with respect to incentive compensation. ChampionX believes that its presentation of these non-GAAP financial measures provides investors with greater transparency with respect to its results of operations and that these measures are useful for period-to-period comparison of results.

EBITDA is defined as net income including noncontrolling interest excluding income tax expense (benefit), interest (income) expense, net, depreciation and amortization. ChampionX views EBITDA and adjusted EBITDA as important indicators of the operational and financial health of its organization and use these measures to compare overall company performance to industry performance.

ChampionX’s non-GAAP financial measures for adjusted cost of sales, adjusted gross margin, adjusted operating income, adjusted operating income margin, adjusted net income attributable to ChampionX and adjusted EBITDA exclude the impact of special gains and charges, and ChampionX’s non-GAAP financial measure, adjusted effective income tax rate, excludes the impact of special gains and charges and further excludes the impact of discrete tax items and the one-time impact from the enactment of the Tax Act in 2017. ChampionX includes items within special gains and charges and discrete tax items that it believes can significantly affect the period-over-period assessment of operating results and do not necessarily reflect costs and/or income associated with historical trends and future results. After-tax special gains and charges are derived by applying the applicable local jurisdictional tax rate to the corresponding pre-tax special gains and charges.

These non-GAAP financial measures are not in accordance with, or an alternative to, GAAP and may be different from non-GAAP financial measures used by other companies. Investors should not rely on any single financial measure when evaluating ChampionX’s business. ChampionX recommends that investors view these non-GAAP financial measures in conjunction with the GAAP measures included in the MD&A and has provided reconciliations of reported GAAP amounts to the non-GAAP amounts.

THE TRANSACTIONS

General

ChampionX Holding Inc., a wholly owned subsidiary of Ecolab, was incorporated in Delaware on September 18, 2019, for the purpose of holding the ChampionX Business. On December 18, 2019, Ecolab, ChampionX, Apergy and Merger Sub entered into the Merger Agreement and Ecolab, ChampionX and Apergy entered into the Separation Agreement, pursuant to which Apergy will combine with Ecolab’s ChampionX Business. In connection with the Transactions, Ecolab will effect (1) the separation of the ChampionX Business from Ecolab’s other businesses, (2) the distribution, through (a) this Exchange Offer, and if this Exchange Offer is not fully subscribed, the clean-up spin-off, or (b) if this Exchange Offer is terminated by Ecolab without this exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of ChampionX common stock on a pro rata basis to Ecolab stockholders in a spin-off, and (3) immediately thereafter, together with Apergy, the merger of Merger Sub with and into ChampionX, with ChampionX being the surviving corporation of the Merger and becoming a wholly owned subsidiary of Apergy. Following the consummation of the Transactions, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis. Ecolab stockholders that do not participate in this Exchange Offer will retain the shares of Ecolab common stock that they held prior to the Merger.

In order to effect the Separation, the Distribution and the Merger, Apergy, Ecolab, ChampionX and/or Merger Sub have entered or will enter into a number of agreements, including the Merger Agreement and the Separation Agreement. These agreements, which are described in greater detail in this prospectus, provide for, among other things, (1) the contribution of assets by Ecolab and its subsidiaries to ChampionX, and certain entities that will be subsidiaries of ChampionX at the closing of the Merger, pursuant to an internal reorganization of certain assets, liabilities and entities, in order to separate the ChampionX Business from Ecolab’s other businesses, (2) the distribution, through (a) this Exchange Offer, and if this Exchange Offer is not fully subscribed, the clean-up spin-off, or (b) if this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), the distribution of all shares of ChampionX common stock on a pro rata basis to Ecolab stockholders in a spin-off, (3) the merger of Merger Sub with and into ChampionX, with ChampionX being the surviving corporation of the Merger and a wholly owned subsidiary of Apergy and (4) the automatic conversion of shares of ChampionX common stock into shares of Apergy common stock pursuant to the Merger, the distribution, through this Exchange Offer or if it is not fully subscribed, the clean-up spin-off, of book-entry authorizations for such shares of Apergy common stock to Ecolab stockholders entitled to shares of ChampionX common stock in the Distribution and the payment of cash in lieu of fractional shares (if any) of such Apergy common stock. In addition, Apergy, Ecolab and ChampionX have also entered or will enter into various ancillary agreements in connection with the Transactions that will, among other things, govern the relationship among Apergy, Ecolab, ChampionX and their respective affiliates after the Separation, the Distribution and the Merger.

On the closing date of the Merger, Ecolab will distribute all of the issued and outstanding shares of ChampionX common stock held by Ecolab to its participating stockholders in this Exchange Offer. If this Exchange Offer is consummated but is not fully subscribed, Ecolab will distribute the remaining shares of ChampionX common stock in the clean-up spin-off to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after consummation of this Exchange Offer. Any Ecolab stockholder who validly tenders (and does not properly withdraw) shares of Ecolab common stock that are accepted for exchange in this Exchange Offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of ChampionX common stock distributed in the clean-up spin-off. If there is a clean-up spin-off, the Exchange Offer agent will calculate the exact number of shares of ChampionX common stock not exchanged in this Exchange Offer and to be distributed on a pro rata basis, and the number of shares of Apergy common stock into which the remaining shares of ChampionX common stock will be converted in the Merger will be transferred to Ecolab stockholders (after giving effect to the consummation of this Exchange Offer) as promptly as practicable thereafter. If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab.

Transaction Sequence

Below is a step-by-step list illustrating the sequence of material events relating to the Separation, the Distribution and the Merger. Each of these events is discussed in more detail elsewhere in this prospectus. Apergy and Ecolab anticipate that the Separation, Distribution and Merger will occur in the following order:

Step 1: At or prior to the date of the Distribution (described in Step 3 below), Ecolab, ChampionX and certain of each of their subsidiaries will engage in a series of actions, which may include transfers of securities, formation of new entities or other actions, to effect an internal restructuring. The separation of the ChampionX Business from the other businesses of Ecolab pursuant to the Separation Agreement is referred to as the Separation. In connection with the Separation, ChampionX will (a) issue to Ecolab any additional shares of ChampionX common stock required such that the number of shares of ChampionX common stock held by Ecolab shall be equal to the number of shares required to effect the Distribution (described in Step 3 below), and (b) make the Cash Payment.

Step 2: On the Distribution Date (described in Step 3 below), to the extent not previously effected pursuant to Step 1, (a) Ecolab and certain Ecolab subsidiaries will transfer to ChampionX or a ChampionX designee certain assets related to the ChampionX Business and certain liabilities related to the ChampionX Business, and (b) if needed, ChampionX and certain ChampionX subsidiaries will transfer to Ecolab or an Ecolab designee assets excluded from the ChampionX Business and liabilities excluded from the ChampionX Business.

Step 3: On the closing date of the Merger, Ecolab will distribute 100% of the shares of ChampionX common stock to Ecolab stockholders participating in this Exchange Offer. If this Exchange Offer is consummated, but this Exchange Offer is not fully subscribed because fewer than all shares of ChampionX common stock owned by Ecolab are exchanged, the remaining shares of ChampionX common stock owned by Ecolab would be distributed in the clean-up spin-off to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after consummation of this Exchange Offer. If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab. See “The Transactions—The Separation and the Distribution—The Distribution.” The date on which the Distribution occurs is referred to as the Distribution Date.

The Exchange Offer agent will hold, for the account of the relevant Ecolab stockholders, the book-entry authorizations representing all of the outstanding shares of ChampionX common stock, pending the consummation of the Merger. Shares of ChampionX common stock will not be able to be traded during this period.

Step 4: In the Merger, Merger Sub will be merged with and into ChampionX, with ChampionX surviving as a wholly owned subsidiary of Apergy. In the Merger, each outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by Ecolab, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Apergy common stock equal to the Merger Exchange Ratio.

Immediately after the consummation of the Merger, ChampionX equityholders will own approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis.

Step 5: The Exchange Offer agent will distribute to ChampionX stockholders shares of Apergy common stock in the form of a book-entry authorization and cash in lieu of fractional shares (if any) in accordance with the terms of the Merger Agreement.

Set forth below are diagrams that graphically illustrate, in simplified form, the existing corporate structure of the parties to the Transactions, the corporate structure of the parties immediately following the Distribution but before the Merger, and the final corporate structure immediately following the consummation of the Merger.

Existing Structure

Structure Following the Separation and the Distribution but Before the Merger

Structure Following the Merger

The Separation and the Distribution

The Separation

As part of the Separation and immediately prior to the Distribution, to the extent not previously effected pursuant to an internal restructuring, (a) Ecolab and certain Ecolab subsidiaries will transfer to ChampionX certain assets related to the ChampionX Business and certain liabilities related to the ChampionX Business, and (b) ChampionX and certain ChampionX subsidiaries will transfer to Ecolab or an Ecolab designee assets excluded from the ChampionX Business and liabilities excluded from the ChampionX Business, in order to separate the ChampionX Business from Ecolab’s other businesses prior to the Distribution.

The Distribution—Exchange Offer and Split-Off

On the closing date of the Merger, Ecolab will distribute 100% of the shares of ChampionX common stock to Ecolab stockholders participating in this Exchange Offer. In this Exchange Offer, Ecolab will offer its stockholders the option to exchange all or a portion of their shares of Ecolab common stock for shares of ChampionX common stock. In the event this Exchange Offer is not fully subscribed, Ecolab will distribute the remaining shares of ChampionX common stock owned by Ecolab in the clean-up spin-off on a pro-rata basis to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after consummation of this Exchange Offer.

Any Ecolab stockholder who validly tenders (and does not properly withdraw) shares of Ecolab common stock that are accepted for exchange in this Exchange Offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of ChampionX common stock distributed in the clean-up spin-off. If there is a clean-up spin-off, the Exchange Offer agent will calculate the exact number of shares of ChampionX common stock owned by Ecolab that will not be exchanged in this Exchange Offer and to be distributed on a pro rata basis, and the number of shares of Apergy common stock into which the remaining shares of ChampionX common stock will be converted in the Merger will be transferred to the relevant Ecolab stockholders (after giving effect to the consummation of this Exchange Offer) as promptly as practicable thereafter. If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab.

The Exchange Offer agent will hold, for the account of the relevant Ecolab stockholders, book-entry authorizations representing all of the outstanding shares of ChampionX common stock pending the consummation of the Merger. ChampionX common stock will not be traded during this period.

The Merger

Immediately after the Distribution, pursuant to and in accordance with the terms and conditions of the Merger Agreement, Merger Sub will merge with and into ChampionX whereby the separate corporate existence of Merger Sub will cease and ChampionX will survive the Merger as a wholly owned subsidiary of Apergy. After the Merger, Apergy will continue its existence as a separately traded public company, owning the combined businesses of Apergy and ChampionX.

In the Merger, each share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be automatically converted into the right to receive Apergy common stock, as described below under “—Calculation of Merger Consideration.” Following the Merger, the Exchange Offer agent will distribute to each ChampionX stockholder book-entry authorizations representing the number of whole shares of Apergy common stock that such stockholder is entitled to receive in the Merger. The Exchange Offer agent will also distribute to each ChampionX stockholder cash in lieu of fractional shares of Apergy common stock, if any. Ecolab stockholders entitled to shares of ChampionX common stock in the Distribution will not be required to pay for the shares of Apergy common stock that they will receive in the Merger. Ecolab stockholders that do not participate in this Exchange Offer will retain the shares of Ecolab common stock that they held prior to the Merger.

Calculation of the Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be automatically converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Apergy common stock equal to the Merger Exchange Ratio. The Merger Exchange Ratio is calculated under the Merger Agreement such that immediately following the Merger, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis. In addition, ChampionX will authorize the issuance of a number of shares of ChampionX common stock such that the total number of shares of ChampionX common stock outstanding immediately prior to the Distribution will be that number that results in the Merger Exchange Ratio equaling one.

As described in the Merger Agreement, the Merger Exchange Ratio equals the quotient of (i) the total shares of Apergy common stock issued pursuant to the New Issuance (as defined in the Merger Agreement) divided by (ii) the number of shares of ChampionX common stock issued and outstanding immediately prior to the effective time of the Merger, subject to the adjustments set forth in the Merger Agreement. The total number of shares of Apergy common stock issued pursuant to the Share Issuance equals the number of shares of outstanding Apergy common stock on a fully-diluted, as-converted and as-exercised basis immediately prior to the effective time of the Merger, multiplied by the quotient of 62 divided by 38, minus the number of shares of Apergy common stock subject to issuance to ChampionX Employees in connection with the Apergy Options, Apergy Restricted Stock Units and Apergy Adjusted Performance Based Restricted Stock Units to be granted by Apergy pursuant to the Employee Matters Agreement, calculated on a fully diluted basis. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Employee Matters Agreement” beginning on page 217.

For example, solely for illustrative purposes, assume there are 78,107,693 shares of Apergy common stock outstanding immediately prior to the effective time of the Merger on a fully-diluted, as-converted and as-exercised basis, which is the number of shares of Apergy common stock outstanding as of December 17, 2019 on that basis. The total shares of Apergy common stock issued pursuant to the Share Issuance would equal the product of (A) 78,107,693, multiplied by (B) a fraction, the numerator of which is 62% and the denominator of which is 38%, minus (C) the number of shares of Apergy common stock subject to issuance to ChampionX Employees in connection with the Apergy Options, Apergy Restricted Stock Units and Apergy Adjusted Performance Based Restricted Stock Units to be granted by Apergy pursuant to the Employee Matters Agreement. The number of shares of Apergy common stock subject to issuance to ChampionX Employees in connection with the Apergy Options, Apergy Restricted Stock Units and Apergy Adjusted Performance Based Restricted Stock Units to be granted by Apergy pursuant to the Employee Matters Agreement is described under the heading “Additional Agreements relating to the Separation, the Distribution and the Merger—Employee Matters Agreement” beginning on page 217 and is affected, among other things, by the closing trading prices per share of each of Apergy and Ecolab as of immediately prior to the Separation effective time. For example, solely for illustrative purposes, assume there are 5 million shares of Apergy common stock subject to issuance to ChampionX Employees in connection with the Apergy Options, Apergy Restricted Stock Units and Apergy Adjusted Performance Based Restricted Stock Units to be granted by Apergy pursuant to the Employee Matters Agreement. On the basis of the foregoing, Apergy would issue to holders of the issued and outstanding shares of ChampionX common stock 122,438,868 shares of Apergy common stock. The actual number of shares of Apergy common stock that will be issued to holders of ChampionX common stock will depend on factors including the aggregate number of shares of each of Apergy and Ecolab common stock issued and outstanding on a fully-diluted basis as of the effective time of the Merger.

Promptly after the Merger, the Exchange Offer agent will distribute to each ChampionX stockholder the number of whole shares of Apergy common stock to which the stockholder has a right to receive in the form of a book-entry authorization. No fractional shares of Apergy common stock will be issued pursuant to the Merger. All fractional shares of Apergy common stock that a ChampionX stockholder would otherwise be entitled to receive as a result of the Merger (after such fractional shares are aggregated with all other fractional shares that would be issued to such holder) will be paid in cash the dollar amount (rounded to the nearest whole cent), after deducting any required withholding taxes, on a pro rata basis, without interest, determined by multiplying such fraction by the closing price of a share of Apergy common stock on the NYSE on the last business day prior to the date on which the Merger becomes effective.

Background of the Transactions

Each of the Apergy Board of Directors and the Ecolab Board, together with their respective senior management teams, regularly evaluate and consider a variety of financial and strategic opportunities to enhance stockholder value as part of their respective long-term business plans.

As part of the Ecolab Board’s ongoing evaluations, during late 2017 through early 2019, the Ecolab Board reviewed and discussed a number of potential strategic options for the ChampionX Business, including effecting a potential tax-free spin-off of the ChampionX Business. Representatives of Ecolab’s management and financial advisors were generally present and participated in these meetings. At these meetings, the Ecolab Board considered the strategic reasons for considering a separation, including that the ChampionX Business had evolved into an increasingly specialized business, which required increasingly different operating disciplines and expertise from the rest of Ecolab’s businesses. The Ecolab Board also considered the benefits to Ecolab stockholders of implementing a separation through a tax-free transaction in comparison to a potential taxable disposition, as well as the fact that a spin-off of the ChampionX Business from the remainder of its businesses would allow ChampionX to more effectively pursue its own distinct business model. On January 30, 2019, the Ecolab Board authorized Ecolab management to announce Ecolab’s intention to effect the separation of the ChampionX Business by way of a tax-free spin-off.

On February 4, 2019, Ecolab publicly announced plans to spin-off the ChampionX Business as a stand-alone publicly-traded company by mid-year 2020. Thereafter, Ecolab, together with its advisors, engaged in activities to prepare for the separation of the ChampionX Business.

Following the announcement of the proposed spin-off of the ChampionX Business by Ecolab, Ecolab and its financial advisor received several inquiries from parties potentially interested in an acquisition of or other combination transaction involving the ChampionX Business. In evaluating potential transaction alternatives to the standalone spin-off, a Reverse Morris Trust transaction was identified as the preferred vehicle for such a transaction in part because of possible synergies that might result from a combination with a third party with a complimentary business and the fact that it would be expected to be tax efficient for Ecolab’s stockholders. Furthermore, Apergy was identified as the most desirable party with which to pursue a transaction due to the complimentary nature of Apergy’s business with ChampionX, the potential synergies of a combination, and the fact that Apergy was of the size where a Reverse Morris Trust transaction would be feasible from a structural perspective. Ecolab management correspondingly determined to consider a targeted outreach to Apergy as a strategic party that might potentially be able to provide superior value to Ecolab than through a standalone spin-off of the ChampionX Business.

Also following the announcement of the proposed spin-off, in April 2019, representatives of Centerview provided Apergy management with an overview of the proposed spin-off along with an overview of a potential transaction involving Apergy and the ChampionX Business.

On June 6, 2019, Douglas Baker, Chairman of the Board and Chief Executive Officer of Ecolab, contacted Sivasankaran Somasundaram, President and Chief Executive Officer of Apergy, to express his interest in discussing a potential strategic transaction involving Apergy and ChampionX. Mr. Somasundaram agreed to meet with Mr. Baker and discuss a potential transaction further.

On June 7, 2019, Ecolab and Apergy entered into a non-disclosure agreement to facilitate the discussions between Messrs. Somasundaram and Baker regarding a potential strategic transaction involving Apergy and the ChampionX Business.

On June 14, 2019, Messrs. Somasundaram and Baker met in person in Naperville, Illinois to discuss a potential strategic transaction involving Apergy and ChampionX and the potential benefits thereof. They discussed the ChampionX Business, and Mr. Baker reviewed with Mr. Somasundaram the illustrative terms of a non-binding proposal that contemplated a strategic combination of Apergy and ChampionX through a Reverse Morris Trust transaction, in which ChampionX would engage in a stock-for-stock merger with a subsidiary of Apergy. This we refer to as the June 14th proposal. The June 14th proposal contemplated an enterprise value split of 60.8% for Ecolab and 39.2% for Apergy. The June 14th proposal assumed pro forma net debt on the combined company of $2.145 billion after a pre-merger $1.5 billion cash payment by ChampionX to Ecolab and implied a pro forma ownership split of the combined company of 56.9% for Ecolab stockholders and 43.1% for Apergy stockholders. The potential management structure of the combined company was also discussed, including that Mr. Somasundaram would be chief executive officer, Mr. Nutt would be chief financial officer and Ecolab would have the right to nominate two directors.

Following the June 14th meeting, representatives of Apergy management submitted a data request to Ecolab regarding the projected financial performance of the ChampionX Business and the assumptions underlying the June 14th proposal.

On July 9, 2019, members of the management teams of both Apergy and Ecolab, along with representatives of each party’s financial advisors, met in The Woodlands, Texas to begin discussing the potential combination. At the meeting, members of the Ecolab management team presented an overview of the ChampionX Business, providing details on strategy, industry position, operations, supply chain and manufacturing, as well as historical and projected financials for the ChampionX Business. During the meeting, members of the Apergy management team asked questions and the group engaged in discussions regarding strategic fit and opportunities for the two businesses together.

On July 19, 2019, members of Apergy’s and Ecolab’s management teams, along with representatives of each party’s financial advisors, held a call to discuss additional diligence request items.

On July 24, 2019, the Apergy Board of Directors held a special in-person meeting, with representatives from Centerview present, to review the potential combination, and Ecolab’s June 14th proposal. Prior to the meeting, the directors received materials relating to the potential transaction. Following the discussion, including input from Centerview, the Apergy Board of Directors authorized Mr. Somasundaram to continue discussions and make a counter-proposal.

On July 31, 2019, representatives of Apergy communicated to representatives of Ecolab a revised non-binding proposal, which we refer to as the July 31st proposal. The revised proposal contemplated an enterprise value split of 48.2% for Ecolab and 51.8% for Apergy, based upon 2018 Adjusted EBITDA. The July 31st proposal assumed pro forma net debt on the combined company of $851 million after a pre-merger $244 million cash payment by ChampionX to Ecolab and implied a pro forma ownership split of the combined company of 50.1% for Ecolab stockholders and 49.9% for Apergy stockholders. In addition, the July 31st proposal contemplated that (i) Mr. Somasundaram and Mr. Nutt would serve as Chief Executive Officer and Chief Financial Officer of the combined company, respectively, (ii) the remaining management positions would be filled by individuals from both companies selected based on performance and (iii) Ecolab would be able to designate two individuals to the board of directors of the combined company upon the closing of the transaction.

On August 1, 2019, the Ecolab Board met. Prior to the meeting, the directors received materials relating to the potential transaction. At the meeting, Mr. Baker and other members of Ecolab management provided an overview of a potential transaction with Apergy, the July 31st proposal and Apergy and its business. Mr. Baker noted that he believed that the valuation of the ChampionX Business proposed in the July 31st proposal would be less beneficial to Ecolab stockholders than the proposed standalone spin-off transaction. Following the Ecolab Board meeting, representatives of Ecolab informed representatives of Apergy that Ecolab was not interested in pursuing a transaction on the terms outlined in the July 31st proposal. Mr. Baker communicated his desire to value the business on a forward-looking, rather than trailing basis, and his view that the ChampionX Business should be valued at multiple parity or a premium to Apergy. Mr. Baker also expressed the view that the cash payment payable by ChampionX to Ecolab, which would be funded through new debt, should be larger than the amount set out in the Apergy proposal.

During August 2019, Messrs. Somasundaram and Baker continued to discuss the terms of a potential strategic transaction, including the EBITDA valuation metrics that would be used to value the respective businesses. Mr. Baker reiterated that Ecolab favored a forward 2020 multiple approach given expectations for growth in the ChampionX Business from several ongoing operating initiatives as opposed to the methodology Apergy favored, which was to use a trailing 2018 or 2019 estimated Adjusted EBITDA as basis for valuation. Both CEOs acknowledged that a 2019 multiple framework could be an alternative to further explore and with the passage of time estimated 2019 Adjusted EBITDA would be increasingly equivalent to valuation on the basis of actual results. In their discussions, the respective CEOs also shared views on appropriate pro forma leverage for the combined company. Mr. Somasundaram expressed a strong preference for the transaction to result in a lower leverage for the combined company as compared to Apergy’s existing leverage, which would require a lower cash payment to Ecolab.

On August 30, 2019, the Apergy Board of Directors held a special telephonic meeting with representatives of Centerview, Lazard and Weil, Gotshal & Manges LLP, counsel to Apergy and which is referred to as Weil, present. Prior to the meeting, the directors received materials relating to the potential transaction. Representatives of Apergy management, Centerview and Lazard reviewed with the Apergy Board of Directors the discussions between Ecolab and Apergy regarding a potential transaction, including the terms of a potential counterproposal from Apergy that would value the respective businesses based on 2019 estimated Adjusted EBITDA and the leverage profile of the combined company of 1.5x on a 2019 pro forma basis. The Apergy Board of Directors authorized management to continue discussions with Ecolab regarding the potential transaction.

On September 3, 2019, Messrs. Somasundaram, Nutt and Baker met in The Woodlands, Texas, to discuss the potential transaction. Messrs. Somasundaram and Nutt discussed with Mr. Baker the strategic rationale for the proposed transaction, financial analyses relating to the potential transaction and the state of the oilfield services market generally. Mr. Somasundaram presented Mr. Baker with a revised non-binding proposal that contemplated an enterprise value split of 54.2% for Ecolab and 45.8% for Apergy for a combination transaction between Apergy and ChampionX, which we refer to as the September 3rd proposal. The September 3rd proposal assumed pro forma net debt on the combined company of $1,099 million after a pre-merger cash payment of $492 million to Ecolab and implied a pro forma ownership split of the combined company of 55.2% for Ecolab stockholders and 44.8% for Apergy stockholders.

On September 7, 2019, Mr. Baker and Mr. Somasundaram communicated regarding the potential transaction. Mr. Baker noted to Mr. Somasundaram that the proposed combination had the potential to create value for each of Apergy’s and Ecolab’s stockholders, and that Ecolab was open to further discussions regarding a potential transaction in which pro forma ownership levels would be calculated based on the respective Adjusted EBITDA contributions of each of Apergy and Ecolab. Mr. Baker further noted that Ecolab management viewed the ChampionX Business to be at least as valuable as Apergy’s business on a multiple basis, and that additionally, a potential combination transaction between ChampionX and Apergy would need to be incrementally beneficial to the stockholders of Ecolab in order for Ecolab to pursue such transaction in lieu of the spin-off that Ecolab had previously announced. Mr. Baker indicated to Mr. Somasundaram that the September 3rd proposal did not, from Ecolab’s perspective, provide an adequate pro forma ownership split of the combined company to Ecolab’s stockholders on the basis of a historic through-cycle enterprise value analysis.

On September 10, 2019, Mr. Somasundaram spoke with Mr. Baker regarding the potential combination, including the strategic rationale, the oilfield services market generally and the framework for a potential transaction. Mr. Somasundaram provided Mr. Baker with a revised non-binding proposal, which we refer to as the September 10th proposal. The September 10th proposal contemplated an enterprise value split of 55.6% for Ecolab and 44.4% for Apergy. The September 10th proposal assumed pro forma net debt on the combined company of $1,099 million after a pre-merger cash payment of $492 million to Ecolab and implied a pro forma ownership split of 56.8% for Ecolab stockholders and 43.2% for Apergy stockholders.

On September 17, 2019, Ecolab provided Apergy with updated financial due diligence information regarding the ChampionX Business, which confirmed Ecolab’s view for 2019 estimated Adjusted EBITDA for the ChampionX Business. In addition, Mr. Baker provided Mr. Somasundaram with a revised non-binding proposal that contemplated an enterprise value split of 57.5% for Ecolab and 42.5% for Apergy, which we refer to as the September 17th proposal. The September 17th proposal also assumed pro forma net debt on the combined company of $1,099 million after a pre-merger cash payment of $492 million to Ecolab and implied a pro forma ownership split of the combined company of 58.8% for Ecolab stockholders and 41.2% for Apergy stockholders.

On September 19, 2019, Messrs. Somasundaram and Baker discussed the September 17th proposal and the financial metrics that were being used to value the respective businesses.

On September 27, 2019, Mr. Baker informed Mr. Somasundaram that Ecolab had decided to move forward with the spin-off of ChampionX that it had previously announced, rather than pursuing a potential combination transaction with Apergy. Mr. Baker further informed Mr. Somasundaram that notwithstanding this decision, he had asked his financial advisors to update the most recent financial information that had been shared with Apergy and to provide such updated information to Apergy in the event that Apergy wanted to further consider such information. A portion of this information was subsequently provided on October 1, 2019, with the remainder provided on October 4, 2019.

On October 7, 2019, Messrs. Somasundaram and Baker again discussed the potential transaction. Mr. Somasundaram provided Mr. Baker with a revised non-binding proposal that contemplated an enterprise value split of 57% for Ecolab and 43% for Apergy, which we refer to as the October 7th proposal.

On October 12, 2019, representatives of Apergy provided Ecolab with updated information regarding the performance of the Apergy business, which lowered the financial outlook for Apergy in 2019 and 2020. On that date, representatives of Ecolab provided representatives of Apergy with further information regarding the assumptions underlying the October 7th proposal, including that the October 7th proposal assumed pro forma net debt on the combined company of $955 million after a pre-merger cash payment of $405 million to Ecolab and implied a pro forma ownership split of the combined company of 58.7% for Ecolab stockholders and 41.3% for Apergy stockholders.

On October 18, 2019, Mr. Somasundaram contacted Mr. Baker to discuss the October 7th proposal. Mr. Baker informed Mr. Somasundaram that Ecolab had not changed its determination to pursue the spin-off of ChampionX rather than a potential strategic transaction with Apergy, but that Ecolab would continue to consider the terms under which Ecolab would be willing to pursue a potential strategic transaction involving Apergy and ChampionX. Mr. Baker continued to believe the enterprise value split should reflect an estimated 2020 Adjusted EBITDA contribution rather than 2019 Adjusted EBITDA contribution. Mr. Baker also reflected on the fact that the 2019 and 2020 financial outlook for Apergy had been lowered. The two CEOs acknowledged the strong strategic rationale and synergies that supported the combination but did not reach agreement on relative valuation.

On October 31, 2019, Mr. Baker provided Mr. Somasundaram with a revised term sheet outlining a non-binding proposal from Ecolab, which we refer to as the October 31st proposal. The October 31st proposal contemplated an enterprise value split of 60% for Ecolab and 40% for Apergy. The October 31st proposal included 2019 pro forma net debt on the combined company of $956 million after a pre-merger cash payment of $405 million to Ecolab and implied a pro forma equity ownership split, on a fully-diluted basis, of approximately 62% for Ecolab stockholders and 38% for Apergy stockholders. The October 31st proposal also contemplated that: (1) Mr. Somasundaram and Mr. Nutt would be Chief Executive Officer and Chief Financial Officer, respectively, of the combined company; (2) two individuals designated by Ecolab would be appointed to the board of directors of the combined company in connection with the closing of the transaction; (3) Apergy would be responsible for Ecolab’s expenses incurred in connection with the transaction; and (4) a termination fee would be payable by Apergy to Ecolab if the transaction was terminated in certain circumstances.

On November 1, 2019, Ecolab confidentially submitted to the SEC a Form 10 registration statement for ChampionX in connection with its proposed spin-off.

On November 4, 2019, the Apergy Board of Directors held a special telephonic meeting with representatives of Centerview, Lazard and Weil present to discuss the October 31st proposal received from Ecolab. Following this discussion, the Apergy Board of Directors authorized management to move forward with additional due diligence on the transaction. Following that meeting, on November 4, 2019, Mr. Somasundaram told Mr. Baker that Apergy wished to pursue the transaction on the basis of the October 31st proposal, subject to due diligence.

On November 11, 2019, the Apergy Board of Directors held a special telephonic meeting to review the status of discussions regarding the potential transaction and due diligence to date with representatives of management, Centerview, Lazard and Weil present. Prior to the meeting, the directors received materials relating to the potential transaction.

On November 15, 2019, members of the management teams of Apergy and Ecolab and their respective advisors met in The Woodlands, Texas for due diligence discussions about the ChampionX Business and the steps that Ecolab had been taking and planned to take to separate the ChampionX Business from Ecolab.

On November 20, 2019, members of the management team of Apergy and Ecolab and certain of their respective advisors met in Sugar Land, Texas for a due diligence presentation by the ChampionX management team on the ChampionX Business.

Also on November 20, 2019, Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Ecolab and which is referred to as Skadden, distributed an initial draft of the Merger Agreement to Weil.

On November 25, 2019, the Apergy Board of Directors held a special telephonic meeting to receive an update on discussions regarding the potential transaction, including the due diligence efforts, with representatives of management, Centerview, Lazard and Weil present. Prior to the meeting, the directors received materials relating to the potential transaction.

On November 27, 2019, Skadden distributed an initial draft of the Separation Agreement to Weil, a draft of which was being prepared for the spin-off of the ChampionX Business independent of the proposed combination. Over the course of the next several weeks, Apergy and Ecolab and their respective legal advisors exchanged drafts of the Merger Agreement, Separation Agreement and other Transaction Documents and held numerous telephonic meetings to negotiate and finalize the terms of these agreements.

On December 2, 2019, the Apergy Board of Directors held a special telephonic meeting with representatives of management, Centerview, Lazard and Weil present to receive an update on the potential transaction, the timing and communications plan with respect to the potential transaction, and an update with respect to due diligence. A discussion ensued regarding the potential transaction. Prior to the meeting, the directors received materials relating to the potential transaction.

On December 4, 2019, at a regularly scheduled meeting, the Ecolab Board discussed the status of the transaction. Prior to the meeting, the directors received materials relating to the potential transaction. Representatives of Ecolab’s management and financial advisors and Skadden were also present. At the meeting, Ecolab’s management and financial advisors reviewed the status of discussions with Apergy, including the financial terms contemplated by the October 31st proposal. In addition, Ecolab management provided an update as to due diligence efforts, both with respect to Ecolab’s diligence on Apergy and Apergy’s diligence on the ChampionX Business.

On December 5, 2019, members of management of Apergy and Ecolab and their respective advisors met in Saint Paul, Minnesota for a presentation by Apergy management on the Apergy business, performance and financial results.

On December 9, 2019, the Apergy Board of Directors held a special telephonic meeting with representatives of management, Centerview, Lazard and Weil present to receive an update regarding the terms of the potential transaction, including a review of its strategic rationale, the timing and communications plan with respect to the potential transaction, an update with respect to due diligence, a review of the performance of the ChampionX Business and an overview of the legal documentation that would be required to effectuate the potential transaction. Prior to the meeting, the directors received materials relating to the potential transaction.

On December 9, 2019, representatives of management of each of Apergy and Ecolab met in The Woodlands, Texas, to discuss and conduct due diligence regarding financial and information technologies, organizational capabilities and financial planning processes.

On December 11, 2019, representatives of management of each of Apergy and Ecolab met in The Woodlands, Texas, to discuss and conduct due diligence regarding potential synergies expected to result from the potential transaction.

On December 13, 2019, the Ecolab Board held a special telephonic meeting, together with representatives of Ecolab’s management and financial advisors and Skadden, to review the structure and terms of the potential transactions. Prior to the meeting, the directors received materials relating to the potential transaction. Ecolab management provided information with respect to the terms, structure and strategic rationale of the potential transactions. Ecolab’s financial advisors discussed the economic terms and potential impact of the transactions on Ecolab, and a representative of Skadden provided a review of directors’ fiduciary duties under Delaware law as well as an overview of the Transaction Documents. Following discussion, the Ecolab Board determined the proposed transactions to be advisable and fair to, and in the best interests of, Ecolab and its stockholders and approved the proposed transactions. The Ecolab Board then authorized Ecolab management to negotiate and finalize the Transaction Documents.

On December 16, 2019, the Apergy Board of Directors held a special telephonic meeting with representatives of management, Centerview, Lazard and Weil present to receive an update regarding the terms of the potential transaction, a review of the directors’ fiduciary duties under Delaware law, a review of the strategic rationale of the potential transaction, an update with respect to due diligence and a review of the key terms of the Merger Agreement, Separation Agreement and the other Transaction Documents that the parties had been negotiating. Prior to the meeting, the directors received materials relating to the potential transaction.

Between December 13, 2019 and December 18, 2019, the parties and their respective legal advisors continued to negotiate and finalize the Merger Agreement, Separation Agreement and the other Transaction Documents (including the commitment letters and applicable financing documents). The key issues that were addressed during this period included the amount of expenses for which, and the circumstances in which, Ecolab would be reimbursed in connection with the transaction, the amount of the pre-merger Cash Payment to Ecolab, the amount of the termination fee that would be payable by Apergy under certain circumstances (including if Apergy terminated the Merger Agreement to enter into a superior proposal) and the key terms of the intellectual property license and other commercial arrangements and ancillary agreements that would be entered into between ChampionX and Ecolab at closing. The negotiations with respect to the Cash Payment during the period between December 13, 2019 and December 18, 2019 were linked to the negotiation of reimbursement of Ecolab’s expenses; Ecolab had provided Apergy with an estimate of its expenses of approximately $170 million and sought to have the Cash Payment include a fixed amount related to its expenses. The parties ultimately agreed that $75 million of the Cash Payment would be attributable to reimbursement for these expenses. The final resolution of these terms and the other material transaction terms was within the range of acceptable outcomes as discussed at the Ecolab Board meeting on December 13.

On the evening of December 18, 2019, the Apergy Board of Directors held a special telephonic meeting with representatives of management, Centerview, Lazard and Weil present. Prior to the meeting, the directors received materials relating to the potential transaction, including updated summaries of the key terms of the Merger Agreement, Separation Agreement and the other Transaction Documents, resolutions approving the transaction and materials from Apergy management, Centerview and Lazard. Representatives of Apergy management and Weil reviewed with the Apergy Board of Directors the outcome of the negotiations since the prior board meeting on December 16, 2019 and provided an update on the timing and communications plan with respect to the potential transaction. Representatives of Centerview and Lazard (which are referred to collectively as Apergy’s financial advisors) jointly reviewed with the Apergy Board of Directors their financial analyses of the exchange ratio, which will result in pro forma ownership of the fully diluted shares of Apergy common stock being held 38% by the equityholders of Apergy immediately prior to the effective time of the Merger and 62% by the equityholders of ChampionX. Following this discussion, each of Centerview and Lazard rendered to the Apergy Board of Directors an oral opinion, each of which was subsequently confirmed by delivery of a written opinion dated December 18, 2019, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in connection with preparing such opinion, the exchange ratio was fair, from a financial point of view, to Apergy. For a detailed discussion of Centerview’s opinion, please see below under the caption “—Opinion of Apergy’s Financial Advisors—Opinion of Centerview Partners LLC.” For a detailed discussion of Lazard’s opinion, please see below under the caption “—Opinion of Apergy’s Financial Advisors—Opinion of Lazard Frères & Co. LLC.” Following discussion among the directors, Apergy management, Centerview, Lazard and Weil, the Apergy Board of Directors unanimously determined that the Merger Agreement, the other Transaction Documents and the consummation of the transactions contemplated thereby, including the Merger, were advisable and fair to, and in the best interests of Apergy and its stockholders, and unanimously approved the Transactions and the Share Issuance and authorized the appropriate officers of Apergy to execute and deliver the Transaction Documents and recommended that Apergy stockholders approve the Share Issuance.

Subsequently as of December 18, 2019, the parties entered into the Merger Agreement, the Separation Agreement and the Employee Matters Agreement and finalized the remaining forms of certain other Transaction Documents, and the applicable parties entered into each of (i) the Commitment Letter with respect to the ChampionX Credit Facility and (ii) the Commitment Letter with respect to the Apergy Credit Facility.

On the morning of December 19, 2019, before the opening of trading on the NYSE, Apergy and Ecolab issued a joint press release and Apergy held a conference call announcing the transactions.

Apergy’s Reasons for the Transactions

In reaching its decision to approve the Transactions and recommend that Apergy stockholders approve the Share Issuance, the Apergy Board of Directors considered, among other things, the strategic and financial benefits that could be achieved by combining Apergy and the ChampionX Business relative to the future prospects of Apergy on a stand-alone basis, the relative actual results of operations and prospects of Apergy and of the ChampionX Business and synergies expected to be realized in the combination, as well as other alternatives that may be available to Apergy, and the risks and uncertainties associated with the Transactions and with such alternatives.

In that process, the Apergy Board of Directors consulted with its financial and legal advisors and considered a number of factors, including, but not limited to, the following significant factors which generally supported its decision to approve the Transactions and recommend that the Apergy stockholders approve the Share Issuance (not necessarily in order of relative importance):

•

the overall strategic and financial benefits that could be achieved by combining Apergy and the ChampionX Business relative to the future prospects of Apergy on a standalone basis, including, but not limited to: (i) the expectation that the combined company will have annual revenues in excess of $3.5 billion with strong recurring revenue, cash flow and through-cycle performance, aligned with Apergy’s strategic priority of reducing cyclicality; (ii) the expectation of improved pro forma leverage relative to Apergy on a standalone basis and diversified revenue exposure to reduce earnings volatility; (iii) the expectation that the combined company could achieve estimated run-rate cost synergies of $75 million within two years of the consummation of the Transactions, plus incremental sales growth opportunities; and (iv) the expectation that the combined company will generate significant free cash flows as a result of anticipated synergy capture;

•

the opportunity to create a scale leader in production-related products and services globally and to expand Apergy’s global presence with operations in more than 50 countries and increased exposure to offshore and more stable international markets;

•

the opportunity to create a combined company offering a broader equipment and service offering to an expanded and diversified global customer base, including large national oil companies and independent oil companies along with Apergy’s existing oilfield services customers;

•

the belief that the Transactions will bring together two companies that are committed to developing and delivering technology-driven and value-enabling equipment, solutions and services to support the operations of the global oil and gas industry;

•	the relative valuations implied by the exchange ratio contemplated in the Merger Agreement;

•	the benefits associated with increased liquidity in Apergy stock as a result of the issuance of new shares of Apergy common stock in the Transactions;

•

the financial presentations and opinions, each dated December 18, 2019, of each of Centerview and Lazard to the Apergy Board of Directors as to the fairness, from a financial point of view and as of such date, of the exchange ratio to Apergy, which opinions were based on and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing the applicable opinion, as more fully described below under the heading “—Opinion of Apergy’s Financial Advisors;”

•	that the Apergy Board of Directors following the closing of the Transactions will be comprised of all of the current directors of Apergy, and additionally two directors designated by Ecolab;

•

that certain executive officers and other employees of ChampionX who are expected to remain with the combined company following the closing of the Transactions will bring talents that complement the capabilities of Apergy’s executive officers, as well as proven experience driving growth, innovation and stockholder value; and

•

the ability of the Apergy Board of Directors to change its recommendation and terminate the Merger Agreement in response to a superior proposal, subject to the right of Ecolab to receive the termination fee.

In the course of its deliberations, the Apergy Board of Directors also considered certain risks and other potentially negative factors concerning the Transactions, including, but not limited to:

•

the possibility that the estimated run-rate cost synergies expected to result from the Transactions could fail to materialize, and that any failure could adversely impact the value to Apergy stockholders;

•

the initial dilution of the ownership interests of Apergy’s current stockholders that would result from the Share Issuance, including the fact that current Apergy stockholders would no longer own a majority of the combined company;

•	the challenges and difficulties, foreseen and unforeseen, relating to the separation of the ChampionX Business from the other businesses of Ecolab;

•	the challenges inherent in the combination and integration of two businesses of the size and complexity of Apergy and the ChampionX Business;

•	the fact that the completion of the Merger is conditioned, among other things, on the Separation and the Distribution;

•	the fact that the Merger Agreement precludes Apergy from actively soliciting alternative proposals;

•

the fact that the Transactions might not be consummated in a timely manner or at all, as a result of a failure to satisfy certain conditions, including the approval by Apergy’s stockholders and under applicable antitrust laws;

•	the fact that the Merger is conditioned upon Ecolab’s receipt of each of the Distribution Tax Opinion, the Merger Tax Opinion and the KPMG Tax Opinion;

•

the restrictions on the conduct of Apergy’s business prior to the consummation of the Transactions, which may delay or prevent Apergy from undertaking business opportunities that may arise or any other action that it might otherwise take with respect to the operations of Apergy;

•	the significant one-time costs, including transaction-related expenses, expected to be incurred in connection with the Transactions;

•	the risk that the Transactions and subsequent integration may divert management’s attention and resources away from other strategic opportunities and operational matters;

•	the fact that integration of the ChampionX Business is dependent on ongoing transition services from Ecolab under the Transition Services Agreement;

•	the restrictions imposed on Apergy’s ability to take certain corporate actions under applicable federal income tax laws and the terms of the Tax Matters Agreement;

•

the risks and contingencies related to the announcement and pendency of the Transactions, including the impact on Apergy’s employees and its relationships with existing and prospective customers, suppliers and other third parties;

•	the requirement that Apergy pay Ecolab a termination fee equal to $89.8 million if the Merger Agreement is terminated under certain circumstances;

•	the requirement that Apergy reimburse Ecolab for an amount equal to $25 million of expenses if the Share Issuance is not approved by Apergy stockholders;

•

the risk that while the Transactions are expected to be completed, there can be no assurance that all conditions to the parties’ obligations to complete the Transactions will be satisfied, and as a result, it is possible that the Transactions may not be completed even if approved by Apergy’s stockholders;

•

the risks inherent in seeking regulatory approvals required to close the Merger, as more fully described under the caption “—Regulatory Approvals”, including seeking regulatory approvals from government agencies in certain foreign jurisdictions;

•

the possibility that the Transactions may not be consummated and the potential adverse consequences if the Transactions are not completed, including substantial costs incurred and potential stockholder and market reaction;

•	the fact that the combined company will be subject to a three-year noncompete obligation to Ecolab preventing it from entering into or operating in certain water and downstream areas of operation;

•

the fact that Apergy’s executive officers may receive certain benefits that are different from, and in addition to, those of Apergy’s stockholders (See “The Transactions—Interests of Certain Persons in the Transactions”); and

•	the other risks described in this prospectus, as described in “Risk Factors” and “Cautionary Information Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Apergy Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Apergy Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the Transactions and the complexity of these matters, the Apergy Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Apergy Board of Directors did not undertake to make any specific determination as to whether, or to what extent, any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Apergy Board of Directors based its recommendation on the totality of the information presented, including the factors described above.

Ecolab’s Reasons for the Transactions

As described in “—Background of the Transactions,” the Ecolab Board regularly evaluates and considers a variety of financial and strategic opportunities to enhance stockholder value as part of its long-term business plans. In connection with that process, the Ecolab Board determined that the Transactions were in the best interest of Ecolab stockholders. In reaching a decision to approve the Transaction Documents and proceed with the Transactions, the Ecolab Board, in consultation with Ecolab senior management and its financial and legal advisors, considered a variety of factors, including the significant factors listed below in support of the decision:

•

the expected strategic and operational benefits of separating the ChampionX Business from Ecolab’s other businesses, including that the Transactions could enable Ecolab, on the one hand, and the ChampionX Business as part of the combined company, on the other hand, to:

•	provide each business with the ability to adapt more quickly to rapid changes and customer dynamics in their respective markets;

•	provide greater flexibility to invest and allocate capital in a manner appropriate for their respective strategies and business needs; and

•

allow management of each business more flexibility to pursue its distinct operating priorities and strategies and opportunities for long-term growth given that the ChampionX Business has evolved into an increasingly specialized business, which requires increasingly different operating disciplines and expertise from the rest of Ecolab’s businesses;

•

the greater scale and enhanced competitive position that would be created through the combination of the ChampionX Business with Apergy, and the opportunity for the combined company to have an improved cost structure and prospects compared to the cost structure and prospects of the ChampionX Business on a stand-alone basis or as part of Ecolab;

•

the potential synergies associated with a combination of Apergy and the ChampionX Business, and the results of the due diligence review of Apergy’s business conducted by Ecolab’s management and advisors;

•

the belief of the Ecolab Board that the Transactions reflect a compelling valuation for the ChampionX Business, and that the Ecolab Board considered the value of approximately 62% of the combined company to exceed the value of the standalone ChampionX Business following a spin-off, particularly after taking the potential synergies into account;

•

the fact that Ecolab equityholders would own approximately 62% of the combined company on a fully diluted basis following the Merger and would have the opportunity to participate in any increase in the value of the shares of Apergy common stock following the effective time of the Merger, including potential increases in stockholder value associated with executing on the identified synergy opportunities;

•	the fact that two individuals designated by Ecolab would be directors of the combined company following the Merger;

•	the expectation that the Separation, the Distribution and the Merger generally would be tax-efficient for Ecolab and its stockholders;

•

the fact that none of the inquiries received by Ecolab following the spin-off announcement from parties potentially interested in an acquisition of or other combination transaction involving the ChampionX Business, as referenced in “ —Background of the Transactions,” resulted in any proposal which Ecolab expected would have provided after-tax value in excess of that contemplated by the Transactions;

•	the fact that Ecolab will receive the Cash Payment in the Transactions, which may be used for debt reduction, dividends and/or share repurchases;

•	the fact that Transactions will provide Ecolab’s stockholders with the choice to own the Ecolab business, the ChampionX Business (as a part of the combined company), or both; and

•

the review by the Ecolab Board, with the assistance of Ecolab’s management and legal and financial advisors of the terms, conditions and structure of the Merger Agreement, the Separation Agreement and the other Transaction Documents and the Transactions, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions of the Transaction Documents, as well as the likelihood of the consummation of the Transactions.

In the course of its deliberations, the Ecolab Board also considered a variety of risks and other potentially negative factors, including the following:

•

risks relating to the Separation of the ChampionX Business from Ecolab and the operation of the ChampionX Business separate from the other Ecolab businesses, including the loss of synergies and joint purchasing power, the costs of the Separation, and the risk of not realizing the anticipated benefits of the Separation;

•

while the Transactions are expected to be completed, there is no assurance that all conditions to the parties’ obligations to complete the Transactions will be satisfied or waived, including the receipt of approval of stockholders of Apergy and required regulatory approvals and, as a result, it is possible that the Transactions might not be completed;

•

the risk that the integration of Apergy and the ChampionX Business may be complex and time consuming and may require substantial resources and effort and/or result in the loss of key employees, and that the synergies and cost savings anticipated by the parties may not be realized or may take longer to realize than anticipated;

•

the risk that an extended period of time could pass between the signing of the Merger Agreement and completion of the Transactions, and the uncertainty created for Ecolab, the ChampionX Business and their respective customers, suppliers and employees and, the case of Ecolab, its stockholders, during that period;

•

the fact that Ecolab, prior to the completion of the Transactions, is generally required to conduct the ChampionX Business in the ordinary course and subject to specific interim covenants, which could delay or prevent Ecolab from pursuing business opportunities that might arise prior to the completion of the Transactions;

•

the value of Apergy common stock to be received in the Merger could fluctuate, perhaps significantly, based on a variety of factors, many of which are outside of the control of Ecolab and are unrelated to the performance of the ChampionX Business, including general stock market conditions, conditions in the industries in which Apergy and the ChampionX Business operate, the liquidity of Apergy common stock and the performance of Apergy’s business;

•

that limitations placed upon the combined company as a result of the Tax Matters Agreement in order to preserve the tax-free treatment to Ecolab of the Distribution may limit the combined company’s ability to pursue certain strategic transactions or engage in other transactions that might increase the value of its business;

•

the risk that the Distribution might not qualify as a tax-free transaction under Section 368(a)(1)(D) or Section 355 of the Code or that the Merger might not qualify as a tax-free “reorganization” under Section 368(a) of the Code, in which case Ecolab and/or Ecolab stockholders could be required to pay substantial U.S. federal income taxes;

•	the effect of divesting the ChampionX Business pursuant to the Transactions on Ecolab’s future growth rate, earnings per share and cash flows from operating activities;

•

the risk that the financing for the Transactions may not be completed in a timely manner or at all and the potential adverse consequences, including substantial costs that would be incurred, if the Transactions are not completed as a result; and

•	risks of the type and nature described under the section of this prospectus titled “Risk Factors.”

The Ecolab Board considered all of these factors as a whole, and, on balance, concluded that those factors supported a determination to approve the Merger Agreement, the Separation Agreement and the other Transaction Documents and to proceed with the Transactions.

This discussion of the information and factors considered by the Ecolab Board is not exhaustive. In view of the wide variety and complexity of factors considered by the Ecolab Board in connection with the evaluation of the strategic alternatives available to Ecolab for the ChampionX Business and the evaluation of the Transactions, the Ecolab Board did not consider it practical to, and did not attempt to, quantify, rank or assign relative weights to the factors that it considered in making its decision to approve the Merger Agreement, the Separation Agreement and the other Transaction Documents and to proceed with the Transactions. In considering the factors described above and any other factors, individual members of the Ecolab Board may have viewed factors differently or given different weight, merit or consideration to different factors.

This discussion of Ecolab’s reasons for the Transactions is forward-looking in nature and involves risks and uncertainties that could result in the expectations contained in such forward-looking statements not to occur, including those risks and uncertainties discussed in the sections of this prospectus titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” which sections should be read in conjunction with this discussion.

Opinion of Apergy’s Financial Advisors

Apergy retained Centerview and Lazard as financial advisors to the Apergy Board of Directors in connection with the Merger and the other Transactions contemplated by the Merger Agreement. In connection with this engagement, the Apergy Board of Directors requested that Centerview and Lazard evaluate the fairness, from a financial point of view, to Apergy of the exchange ratio, which will result in pro forma ownership of the fully diluted shares of Apergy common stock being held 38% by the equityholders of Apergy immediately prior to the effective time of the Merger and 62% by the equityholders of ChampionX.

Opinion of Centerview Partners LLC

On December 18, 2019, Centerview rendered to the Apergy Board of Directors its oral opinion, subsequently confirmed in a written opinion dated December 18, 2019, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the exchange ratio was fair, from a financial point of view, to Apergy.

The full text of Centerview’s written opinion, dated December 18, 2019, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A and is incorporated by reference in this document. The summary of the written opinion of Centerview, dated December 18, 2019, set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Apergy Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, of the exchange ratio to Apergy. Centerview’s opinion did not address any other term or aspect of the Merger Agreement, the Separation Agreement or the Transactions and is not intended to and does not constitute a recommendation to any stockholders or any other person as to how such stockholder or other person should vote or act with respect to the Transactions or any other matter relating thereto.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•

drafts of each of (a) the Merger Agreement, dated December 18, 2019 (the “Draft Merger Agreement”) and (b) the Separation and Distribution Agreement, dated December 18, 2019 (together with the Draft Merger Agreement, the “Draft Agreements”);

•	the Annual Report on Form 10-K of Apergy for the year ended December 31, 2018;

•	the Registration Statement on Form 10 of Apergy (including, without limitation, the Information Statement included therein), as amended;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Apergy and Ecolab;

•	certain publicly available research analyst reports for Apergy and Ecolab;

•	certain other communications from Apergy and Ecolab to their respective stockholders;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Apergy, including certain financial forecasts, analyses and projections relating to Apergy prepared by management of Apergy and furnished to Centerview by Apergy for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Apergy Standalone Projections” and which are collectively referred to in this summary of Centerview’s opinion as the “Apergy Internal Data”;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the ChampionX Business, including certain financial forecasts, analyses and projections relating to the ChampionX Business prepared by management of Ecolab with extrapolations by management of Apergy and furnished to Centerview by Apergy for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Ecolab ChampionX Projections” or “Apergy Extrapolated ChampionX Projections,” as applicable and which are collectively referred to in this summary of Centerview’s opinion as the “Ecolab Internal Data”; and

•

certain tax and other cost savings and operating synergies projected by the managements of Ecolab and Apergy to result from the Transactions furnished to Centerview by Apergy for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Synergies.”

Centerview also participated in discussions with members of the senior management and representatives of Apergy and Ecolab regarding their assessment of the Apergy Internal Data, the Ecolab Internal Data and the Synergies, as appropriate, and the strategic rationale for the Transactions. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Apergy and the ChampionX Business and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Apergy’s direction, that the Apergy Internal Data (including, without limitation, the Apergy Standalone Projections), the Apergy Extrapolated ChampionX Projections and the Synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Apergy as to the matters covered thereby, and that the Ecolab Internal Data (including, without limitation, the Ecolab ChampionX Projections) and the Synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Ecolab as to the matters covered thereby, and Centerview relied, at Apergy’s direction, on the Apergy Internal Data, the Ecolab Internal Data and the Synergies for purposes of Centerview’s analysis and its opinion. Centerview expressed no view or opinion as to the Apergy Internal Data, the Ecolab Internal Data, the Synergies or the assumptions on which they are based. In addition, at Apergy’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Apergy or the ChampionX Business, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Apergy or the ChampionX Business. Centerview assumed, at Apergy’s direction, that the final executed Merger Agreement and Separation Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview assumed, at Apergy’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and the Separation Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or this opinion. Centerview further assumed, at Apergy’s direction, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Apergy or the ChampionX Business, or the ability of Apergy or the ChampionX Business to pay their respective obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Apergy’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Apergy or in which Apergy might engage. Centerview’s opinion is limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to Apergy of the exchange ratio. For purposes of its opinion, Centerview was not asked to, and did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the Separation Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any class of securities, creditors or other constituencies of Apergy or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Apergy or any party, or class of such persons in connection with the Transactions, whether relative to the exchange ratio or otherwise. Centerview’s opinion relates to the relative values of Apergy and the ChampionX Business. Centerview’s opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s opinion. Centerview expressed no view or opinion as to what the value of Apergy common stock actually will be when issued pursuant to the Transactions or the prices at which the Apergy common stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transactions. Centerview’s opinion is not intended to and does not constitute a recommendation to any stockholder of Apergy or any other person as to how such stockholder or other person should vote or act with respect to the Transactions or any other matter.

Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Apergy Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Opinion of Lazard Frères & Co. LLC

On December 18, 2019, Lazard rendered to the Apergy Board of Directors its oral opinion, subsequently confirmed in a written opinion dated December 18, 2019, that, as of such date and based upon and subject to the assumptions, procedures, matters, qualifications and limitations set forth therein, the exchange ratio was fair, from a financial point of view, to Apergy.

The full text of Lazard’s written opinion, dated December 18, 2019, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Lazard in preparing its opinion, is attached as Annex B and is incorporated by reference in this document. The summary of the written opinion of Lazard, dated December 18, 2019, set forth below is qualified in its entirety by the full text of Lazard’s written opinion attached as Annex B. Lazard’s financial advisory services and opinion were provided for the use and benefit of the Apergy Board of Directors (in their capacity as directors and not in any other capacity) in connection with its evaluation of the Transactions, and addressed only the fairness, from a financial point of view, as of the date thereof, of the exchange ratio to Apergy. Lazard’s opinion is not intended to and does not constitute a recommendation to any stockholder or any other person as to how such stockholder or person should vote or act with respect to the Transactions or any matter relating thereto.

The full text of Lazard’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Lazard in preparing its opinion.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of the Draft Agreements;

•	reviewed certain historical business and financial information relating to Apergy and the ChampionX Business;

•

reviewed various financial forecasts and other data provided to Lazard by Ecolab relating to the ChampionX Business (including the Ecolab ChampionX Projections) and the Apergy Extrapolated ChampionX Projections provided by Apergy, financial forecasts and other data provided to Lazard by Apergy relating to the business of Apergy (including the Apergy Standalone Projections) and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of Apergy and Ecolab to be realized from the Transactions;

•

held discussions with members of the senior managements of Ecolab and Apergy with respect to the businesses and prospects of Apergy and ChampionX, respectively, and with respect to the projected synergies and other benefits anticipated by the managements of Apergy and Ecolab to be realized from the Transactions;

•

reviewed public information with respect to certain other companies in lines of business that Lazard believed to be generally relevant in evaluating the ChampionX Business and the businesses of Apergy;

•	reviewed the financial terms of certain business combinations involving companies in lines of business comparable to the businesses of Apergy and the ChampionX Business, respectively;

•	reviewed historical stock prices and trading volumes of Apergy common stock;

•	reviewed the potential pro forma financial impact of the Transactions on Apergy based on the financial projections referred to above relating to the ChampionX Business and Apergy; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Ecolab, the ChampionX Business, ChampionX or Apergy or concerning the solvency or fair value of Ecolab, the ChampionX Business, ChampionX or Apergy, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits anticipated by the managements of Apergy and Ecolab to be realized from the Transactions, Lazard assumed, with the consent of Apergy, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Apergy and the ChampionX Business, respectively, and such synergies and other benefits. In addition, Lazard assumed, with the consent of Apergy, that such financial projections and projected synergies and other benefits would be realized in the amounts and at the times contemplated thereby. Lazard assumed no responsibility for and expressed no view as to any such projections or the assumptions on which they were based.

Further, Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard did not express any opinion as to the prices at which shares of Apergy common stock may trade at any time subsequent to the announcement of the Transactions. Lazard’s opinion did not address the relative merits of the Transactions as compared to any other transaction or business strategy in which Apergy might engage or the merits of the underlying decision by Apergy to engage in the Transactions.

In rendering its opinion, Lazard assumed, with the consent of Apergy, that the Transactions would be consummated on the terms described in the Merger Agreement and the Separation Agreement, without any waiver or modification of any material terms or conditions. Representatives of Apergy advised Lazard, and Lazard assumed, that the Merger Agreement and the Separation Agreement, when executed, would conform to the Draft Agreements reviewed by Lazard in all material respects. Lazard also assumed, with the consent of Apergy, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transactions would not have an adverse effect on the ChampionX Business, ChampionX, Apergy or the Transactions. Lazard further assumed, with the consent of Apergy, that the Transactions would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Lazard did not express any opinion as to any tax or other consequences that might result from the Transactions, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Apergy obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the exchange ratio to the extent expressly specified in Lazard’s opinion) of the Transactions, including, without limitation, the form or structure of the Transactions or any agreements or arrangements entered into in connection with, or contemplated by, the Transactions, including the Separation Agreement. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transactions, or class of such persons, relative to the exchange ratio or otherwise.

Lazard’s engagement and its written opinion were for the benefit of the Apergy Board of Directors (in its capacity as such) and its written opinion was rendered to the Apergy Board of Directors in connection with its evaluation of the Transactions. Lazard’s opinion is not intended to and does not constitute a recommendation to any stockholder or other person as to how such stockholder or other person should vote or act with respect to the Transactions or any matter relating thereto. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

Summary of the Financial Analyses of Apergy’s Financial Advisors

The following is a summary of the material financial analyses jointly presented by Centerview and Lazard to, and reviewed with, the Apergy Board of Directors in connection with the respective opinions delivered by Centerview and Lazard. Centerview and Lazard are collectively referred to in this summary of their financial analyses as “Apergy’s financial advisors.” Apergy’s financial advisors worked cooperatively in developing these analyses, and these analyses represent the joint work product of Apergy’s financial advisors. However, each financial advisor ultimately exercised its independent professional judgment, and applied its own professional experience, in jointly preparing the following financial analyses, and separately performed the calculations summarized below.

The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the respective opinions of Centerview and Lazard, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview or Lazard. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at their respective opinions, Apergy’s financial advisors did not draw, in isolation, conclusions from or with regard to any factor or analysis that they considered. Rather, Apergy’s financial advisors made their respective determinations as to fairness on the basis of their experience and professional judgment after considering the results of all of the analyses.

Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Apergy’s financial advisors. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s and Lazard’s financial analyses and their respective opinions.

In performing their analyses, Apergy’s financial advisors made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Apergy or any other parties to the Transactions. None of Apergy, Ecolab, ChampionX or any of their respective affiliates or Centerview or Lazard or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Apergy do not purport to be appraisals or reflect the prices at which Apergy may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 17, 2019, and is not necessarily indicative of current market conditions. Fully diluted share numbers for Apergy used below were provided by, and used at the direction of, Apergy management.

Selected Public Comparable Companies Analysis:

Apergy’s financial advisors reviewed and analyzed certain financial information, ratios and multiples, including EV/2020E EBITDA, for the below listed publicly traded companies that Apergy’s financial advisors, based on their experience and professional judgment, deemed relevant to consider in relation to Apergy and the ChampionX Business. With respect to the ChampionX Business, Apergy’s financial advisors reviewed corresponding financial information of certain publicly traded companies in the differentiated energy industry.

Apergy Comparables	EV/2020E EBITDA
Schlumberger Limited	10.4x
Halliburton Company	8.4x
Baker Hughes Company	8.7x
Tenaris S.A.	8.3x
National Oilwell Varco, Inc.	11.2x
Cactus, Inc.	10.8x
Oil States International, Inc.	10.2x

ChampionX Business Comparables – Differentiated Energy	EV/2020E EBITDA
Schlumberger Limited	10.4x
Halliburton Company	8.4x
Baker Hughes Company	8.7x
Tenaris S.A.	8.3x
National Oilwell Varco, Inc.	11.2x
Apergy Corporation	11.4x
Cactus, Inc.	10.8x
Oil States International, Inc.	10.2x

Although none of the selected companies is directly comparable to Apergy, the ChampionX Business or the combined company, the companies listed above were chosen by Apergy’s financial advisors, among other reasons, because they are publicly traded companies that have certain operational, business and/or financial characteristics that, for purposes of Apergy’s financial advisors’ analyses, may be considered similar to those of Apergy, the ChampionX Business and the combined company. Schoeller-Bleckmann Oilfield Equipment AG and Hunting plc were considered by Apergy’s Financial Advisors as comparable companies but ultimately excluded from the comparable companies analysis as they traded on non-U.S. exchanges, were sub-scale relative to Apergy and the ChampionX Business and were manufacturing focused as opposed to services focused. Because none of the selected companies is exactly the same as Apergy or the ChampionX Business, Apergy’s financial advisors believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected company analysis. Accordingly, Apergy’s financial advisors also made qualitative judgments, based on their experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of Apergy, the ChampionX Business and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from regulatory filings and other data sources as of December 17, 2019, Apergy’s financial advisors calculated, for each selected comparable company, among other things, aggregate enterprise values (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units, as applicable) plus the book value of debt, plus minority interests, less cash and cash equivalents and equity method investments) as a multiple of the estimated EBITDA for the twelve months ended December 31, 2020. From this analysis, Apergy’s financial advisors computed median and mean enterprise value/estimated EBITDA multiples for the twelve months ended December 31, 2020 for the selected companies set forth below:

Selected Public Company Comparables:	EV/2020E EBITDA
	Mean	Median
Apergy Comparables	9.7x	10.2x
Ecolab Comparables—Differentiated Energy	9.9x	10.3x

From this analysis, Apergy’s financial advisors computed a range of 2020E EV/EBITDA multiples for both Apergy and ChampionX of 9.0x to 11.0x and applied such multiples to the estimated Adjusted EBITDA for the twelve months ended December 31, 2020 for Apergy and the ChampionX Business, respectively, based on the Apergy Standalone Projections and the Ecolab ChampionX Projections. To arrive at a range of implied equity values for Apergy and the ChampionX Business, Apergy’s financial advisors adjusted the total enterprise values for such party’s net debt (in the case of ChampionX, assuming net debt of ChampionX of $480 million), minority interest and equity method investments, as applicable.

Based upon the resulting implied equity values of Apergy and the ChampionX Business, Apergy’s financial advisors calculated a range of implied pro forma equity ownership of Apergy in the combined company. For purposes of this calculation, Apergy’s financial advisors assumed that the implied equity value of the combined company was the sum of the implied equity values of Apergy and the ChampionX Business (without consideration of any potential synergies). Apergy’s financial advisors calculated the low end of the Apergy stockholder implied pro forma equity ownership range assuming the lowest implied equity value for Apergy and the highest implied equity value for the ChampionX Business, and then calculated the high end of the Apergy stockholder implied pro forma equity ownership range assuming the highest implied equity value for Apergy and the lowest implied equity value for the ChampionX Business. The analysis implied a pro forma equity ownership percentage range for Apergy’s stockholders of 31.5% to 42.5%, as compared to the pro forma ownership of Apergy equityholders of 38% as a result of the exchange ratio.

Discounted Cash Flow Analysis:

Apergy’s financial advisors performed a discounted cash flow analysis of Apergy based on the Apergy Standalone Projections and of the ChampionX Business based on the Apergy Extrapolated ChampionX Projections, and assuming net debt of ChampionX of $480 million. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or company by calculating the “present value” of estimated future cash flows of the asset or company and terminal value of the asset or company. “Present value” refers to the current value of estimated future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing these analyses, Apergy’s financial advisors calculated the discounted cash flow values as the sum of the net present values (as of December 31, 2019) of (1) the estimated unlevered free cash flows of the years ending December 31, 2020 through December 31, 2024 included in the Apergy Standalone Projections and the Apergy Extrapolated ChampionX Projections and (2) the terminal value of each of Apergy and the ChampionX Business at the end of the forecast period. The terminal values of each of Apergy and the ChampionX Businesses were estimated applying a range of exit multiples of 9.0x to 11.0x to the terminal year Adjusted EBITDA of each and calculated using the average of Adjusted EBITDA for the years 2020 through 2024 as provided in the section titled “The Transactions – Certain Projections.” The range of exit multiples was estimated by Apergy’s financial advisors utilizing their professional judgment and experience, taking into account the historical public market trading multiples of certain selected peer companies that had similar financial and business characteristics to the relevant company and, among other matters, the Apergy Standalone Projections, the Apergy Extrapolated ChampionX Projections and the implied perpetuity growth rates of 3.8% to 5.0% at an exit multiple of 9.0x, 4.4% to 5.6% at an exit multiple of 10.0x and 4.9% to 6.1% at an exit multiple of 11.0x. The cash flows and terminal values were discounted to present value (as of December 31, 2019) using a range of discount rates of 10.2% to 11.5% for each of Apergy and the ChampionX Business. The range of discount rates was determined based on Apergy’s financial advisors’ analyses of Apergy’s and the ChampionX Business’s respective weighted average cost of capital (“WACC”), which was calculated separately by each of Lazard and Centerview but for which Lazard and Centerview derived the same range of discount rates. Each of Lazard and Centerview derived WACC using the Capital Asset Pricing Model and based on considerations that each financial advisor deemed relevant in its professional judgment and experience, taking into account certain metrics including capital structure, the cost of long-term U.S. Treasury debt, tax rates, historical and projected unlevered and levered betas for certain selected comparable companies, as well as certain financial metrics for the U.S. financial markets generally.

Based on these analyses, Apergy’s financial advisors calculated a range of approximate implied equity values for Apergy and the ChampionX Business, in each case after adjusting for such party’s net debt (in the case of ChampionX, assuming net debt of ChampionX of $480 million), minority interest and equity method investments, as applicable (without consideration of any potential synergies). Using the high and low values from the resulting range of the implied equity values, Apergy’s financial advisors then calculated the implied pro forma equity ownership percentage range for Apergy’s stockholders of 33.5% to 44.5%, as compared to the pro forma ownership of Apergy equityholders of 38% as a result of the exchange ratio.

“Has-Gets” Value Creation Analysis:

Apergy’s financial advisors compared the stand-alone per share value of Apergy to the pro forma per share value of the combined company after giving effect to the Merger, including (i) the pro forma ownership of Apergy equityholders of 38% as a result of the exchange ratio, (ii) the realization of operating synergies as provided and (iii) the inclusion of estimated transaction costs. In connection with this analysis, Apergy’s financial advisors assumed run-rate operational synergies of $75 million and estimated transaction costs of $70 million. Apergy’s financial advisors observed the following comparison of the stand-alone value per share of Apergy to the pro forma per share value of the combined company:

	“Has”	“Gets” (Combined company, including synergies)
EV/EBITDA (2020E)	$24.00-$31.00	$27.50-$35.00
Discounted Cash Flows	$25.50-$32.25	$26.75-$33.75

Other Factors

Apergy’s financial advisors noted for the Apergy Board of Directors certain additional factors solely for reference and informational purposes, including the following:

•	Precedent Transaction Analysis:

Apergy’s financial advisors reviewed the financial terms, to the extent publicly available, of the following selected completed business combination transactions since April of 2008, involving companies Apergy’s financial advisors deemed comparable, based on their business judgment and experience, in certain business and financial respects, including, with respect to the ChampionX Business, selected oilfield chemicals transactions, and, with respect to Apergy, selected artificial lift transactions and drill bit transactions. Apergy’s financial advisors calculated various financial multiples, including EV/LTM EBITDA, based on certain publicly available information for each of the selected transactions. The transactions reviewed were as follows:

Selected Oilfield Chemicals Transactions

Month and Year Announced	Acquiror	Target	EV/LTM EBITDA
March 2019	Univar Inc.	Nexeo Solutions, Inc.	9.6x

June 2017	KMG Chemicals, Inc.	Flowchem Holdings LLC	11.5x
June 2016	WL Ross Holding Corp.	Nexeo Solutions Holdings, LLC	8.0x
October 2014	Innospec Inc.	Independence Oilfield Chemicals LLC	7.5x
October 2013	Solvay SA	Chemlogics Group LLC	10.7x

October 2013	Platform Acquisition Holdings Limited	MacDermid Incorporated	10.0x
April 2013	Ecolab Inc.	Champion Technologies Inc.	11.4x
March 2013	Canadian Energy Services & Technology Corp.	JACAM Chemical Company Inc.	9.5x
December 2012	Univar Inc.	Mangablend, Inc.	7.9x

December 2011	Ecolab Inc.	Nalco Holding Company	10.8x

Selected Artificial Lift Transactions

Month and Year Announced	Acquiror	Target	EV/LTM EBITDA
October 2014	Dover Corp.	Accelerated Companies LLC	10.5x
October 2013	Tangent Fund Limited	Borets International Limited	7.9x
July 2013	GE Oil & Gas, Inc.	Lufkin Industries Inc.	17.8x

November 2012	ITT Corporation	Joh. Heinr. Bornemann GmbH	15.0x
April 2012	Dover Corporation	Production Control Services, Inc.	9.0x
February 2012	Lufkin Industries Holdings UK Limited	Zenith Oilfield Technology Ltd	12.7x
December 2011	Lufkin Industries, Inc.	Quinn’s Oilfield Supply Ltd.	9.3x
April 2011	GE Oil & Gas, Inc.	John Wood Group PLC’s Well Support Division	16.9x
January 2011	Dover Corporation	Harbison-Fischer, Inc.	9.2x

Selected Drill Bit Transactions

Month and Year Announced	Acquiror	Target	EV/LTM EBITDA
May 2014	Sandvik AB	Varel International Energy Services Inc.	9.7x
August 2010	Schlumberger Ltd.	Smith International	14.4x

April 2008	National Oilwell Varco, Inc.	Grant Prideco, Inc.	9.2x

Although none of the selected transactions is directly comparable to the Merger, the companies that participated in the selected transactions are such that, for purposes of analysis, the selected transactions may be considered similar to the Merger. Accordingly, the analysis of precedent transactions was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in Apergy’s advisors’ opinions, concerning differences between the characteristics of the selected transactions and the Merger that could affect the value of the subject companies and Apergy.

In their analysis, Apergy’s financial advisors derived and compared multiples for the selected transactions, including the ratio of enterprise value based on transaction price to the target company’s EBITDA for the latest twelve months prior to entering into the transaction, or “EV/LTM EBITDA.”

Apergy’s financial advisors’ analysis resulted in the following:

Selected Precedent Transactions:	EV/LTM EBITDA
	Mean	Median
Selected Oilfield Chemical Transactions	9.7x	9.8x
Selected Artificial Lift Transactions	12.0x	10.5x
Selected Drill Bit Transactions	11.1x	9.7x

Based on the foregoing and qualitative judgment, Apergy’s financial advisors determined an estimated EV/LTM EBITDA reference range for both Apergy and the ChampionX Business of 9.5x to 11.5x and applied such multiples to the estimated Adjusted EBITDA for the twelve months ended December 31, 2019 for Apergy and the ChampionX Business, respectively, based on the Apergy Standalone Projections and the Ecolab ChampionX Projections. To arrive at a range of implied equity values for Apergy and the ChampionX Business, Apergy’s financial advisors adjusted the total enterprise values for such party’s net debt (in the case of ChampionX, assuming net debt of ChampionX of $480 million), minority interest and equity method investments, as applicable (without consideration of any potential synergies).

Based upon the resulting implied equity values of Apergy and the ChampionX Business, Apergy’s financial advisors calculated a range of implied pro forma equity ownership of Apergy stockholders in the combined company. For purposes of this calculation, Apergy’s financial advisors assumed that the implied equity value of the combined company was the sum of the implied equity values of Apergy and the ChampionX Business (without consideration of any potential synergies). Apergy’s financial advisors calculated the low end of the Apergy stockholders’ implied pro forma equity ownership range assuming the lowest implied equity value for Apergy and the highest implied equity value for the ChampionX Business, and then calculated the high end of the Apergy stockholders’ implied pro forma equity ownership range assuming the highest implied equity value for Apergy and the lowest implied equity value for the ChampionX Business. The analysis implied a pro forma equity ownership percentage range for Apergy’s stockholders of 35.5% to 46.5%, as compared to the pro forma ownership of Apergy equityholders of 38% as a result of the exchange ratio.

•	Illustrative Contribution Analysis:

Apergy’s financial advisors performed a relative contribution analysis of Apergy and the ChampionX Business in which Apergy’s financial advisors analyzed and compared Apergy’s and ChampionX’s equityholders’ respective expected percentage ownership of the combined company to Apergy’s and the ChampionX Business’s respective contributions to the combined company based upon Adjusted EBITDA; earnings before interest and taxes (“EBIT”); and Adjusted Free Cash Flow (as defined below) for each of Apergy and the ChampionX Business on a stand-alone basis for each of the years 2019 and 2020, derived from the Apergy Standalone Projections and the Apergy Extrapolated ChampionX Projections. Apergy’s financial advisors noted that the implied equity ownership of Apergy equityholders in the combined company based on the exchange ratio represented 38%. The relative equity contributions of Apergy and the ChampionX Business to the combined company’s 2019 and 2020 estimated revenue, EBITDA, EBIT and Adjusted Free Cash Flow (as defined below), as well as the implied pro forma equity ownership split as a result of such relative contribution (in each case, without consideration of any potential synergies), are set forth below:

(in millions)	Contribution Percentage (Apergy / ChampionX Business)		Implied Equity Split (2) (Apergy / ChampionX Business)
Revenue:
2019E	32.9%	67.1%	29.3%	70.7%
2020E	31.5%	68.5%	27.7%	72.3%
EBITDA:
2019E	42.9%	57.1%	41.0%	59.0%
2020E	39.5%	60.5%	37.1%	62.9%
EBIT:
2019E	48.7%	51.3%	47.8%	52.2%
2020E	41.8%	58.2%	39.8%	60.2%
Adjusted Free Cash Flow(1):
2019E	35.6%	64.4%	35.6%	64.4%
2020E	38.9%	61.1%	38.9%	61.1%

(1)

“Adjusted Free Cash Flow” is a non-GAAP financial measure and was calculated for purposes hereof as: EBIT, less interest, less taxes, less capital expenditures, less increases in new working capital and plus decreases in net working capital, less “other.” “Other” with respect to Apergy includes investment in leased assets. “Other” with respect to the ChampionX Business includes adjustments for spin-off related capital expenditures in 2019 and 2020.

(2)	Assumes pro forma combined company enterprise value of $7.2 billion, ChampionX Business net debt of $480 million and Apergy net debt and other of $565 million.

•	Historical Trading Analysis:

Apergy’s financial advisors reviewed the historical prices for Apergy common stock during the 52-week period ended December 17, 2019, the last trading day before the date of Apergy’s financial advisors’ opinions, which ranged from an intraday low of $24.03 per share on October 8, 2019 to an intraday high of $43.00 per share on April 23, 2019.

•	Analysts Price Targets:

Apergy’s financial advisors reviewed share price targets for Apergy common stock reflected in publicly available equity research analyst reports published in the fourth quarter of 2019 and observed that the per share price targets for Apergy common stock ranged from $24.50 to $34.00, with a median per share price target of $32.00.

General

Apergy’s financial advisors’ financial analyses and opinions were only one of many factors taken into consideration by the Apergy Board of Directors in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Apergy Board of Directors or management of Apergy with respect to the exchange ratio, or as to whether the Apergy Board of Directors would have been willing to determine that a different exchange ratio or consideration was fair. The exchange ratio for the Transactions was determined through arm’s-length negotiations between Apergy and Ecolab and was approved by the Apergy Board of Directors. Apergy’s financial advisors provided advice to Apergy during these negotiations. Apergy’s financial advisors did not, however, recommend any specific amount of consideration to Apergy or the Apergy Board of Directors or that any specific amount of consideration or exchange ratio constituted the only appropriate consideration or exchange ratio for the Transactions.

Miscellaneous—Centerview Partners LLC

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for its current engagement, Centerview had not been engaged on a fee paying basis to provide financial advisory or other services to Apergy, and Centerview did not receive any compensation from Apergy during such period. In the two years prior to the date of its written opinion, Centerview has acted as financial advisor to the board of directors of Dover Corporation in connection with the spin-off of Apergy from Dover Corporation in 2018 and received compensation for such services. In the two years prior to the date of its written opinion, Centerview has not been engaged to provide financial advisory or other services to Ecolab, and Centerview has not received any compensation from Ecolab during such period. Centerview may provide investment banking and other services to or with respect to Apergy or Ecolab or their respective affiliates in the future, for which Centerview may receive compensation. Certain (1) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (2) of Centerview’s affiliates or related investment funds and (3) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Apergy, Ecolab, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Apergy Board of Directors selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation, qualification and experience in investment banking and mergers and acquisitions generally and in the energy industry specifically. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger.

In connection with Centerview’s services as a financial advisor to the Apergy Board of Directors, Apergy has agreed to pay Centerview an aggregate fee of $27 million, $1 million of which was payable upon the rendering of Centerview’s opinion, and $26 million of which is payable contingent upon consummation of the Transactions. In addition, Apergy has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Miscellaneous—Lazard Frères & Co. LLC

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In the two-year period prior to the date of Lazard’s opinion, the financial advisory business of Lazard has acted as financial advisor to the board of directors of Dover Corporation in connection with the spin-off of Apergy from Dover Corporation in 2018 and received compensation for such services. In the two-year period prior to the date of Lazard’s opinion, except for its current engagement, Lazard has not entered into engagement agreements to provide financial advisory or other services to Apergy and Lazard has not received any compensation from Apergy during this period. In the two-year period prior to the date of Lazard’s opinion, Lazard has not entered into engagement agreements to provide financial advisory or other services to Ecolab and Lazard has not received any compensation from Ecolab during this period. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Apergy, Ecolab and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Apergy, Ecolab and certain of their respective affiliates.

The Apergy Board of Directors selected Lazard as its financial advisor in connection with the Transactions based on Lazard’s reputation, qualification and experience with the energy industry and knowledge of Apergy’s business and affairs and the industry in which it operates. Lazard is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Lazard’s services as a financial advisor to the Apergy Board of Directors, Apergy agreed to pay Lazard an aggregate fee of $17.5 million, $2.5 million of which was payable upon the earlier of the rendering of Lazard’s opinion, the announcement of the Transactions or the execution of the Merger Agreement, and $15.0 million of which is payable contingent upon consummation of the Transactions. At the sole discretion of the Apergy Board of Directors, a discretionary fee may also be payable to Lazard upon consummation of the Transactions. In addition, Apergy has agreed to reimburse certain of Lazard’s expenses arising, and to indemnify Lazard against certain liabilities that may arise, out of Lazard’s engagement.

Certain Projections

Apergy Projections

Apergy does not as a matter of course make public any long-term financial projections as to future performance, earnings or other results beyond the current fiscal quarter given the inherent unpredictability of the underlying assumptions and estimates for extended periods. However, in connection with its evaluation of the Merger, Apergy’s management prepared and provided to Apergy’s financial advisors and Board of Directors certain non-public, internal financial projections regarding Apergy’s anticipated future operations as a standalone business, based on assumptions that Apergy’s management believed to be reasonable at the time, for the calendar years ending December 31, 2019 through 2024; we refer to these projections as the Apergy Standalone Projections. The Apergy Standalone Projections (other than for the calculations of unlevered net income and unlevered free cash flow; in addition, taxes were provided on EBT rather than EBIT) were also provided to Ecolab’s management. In addition, in connection with its evaluation of the Merger, Apergy’s management calculated the taxes (based upon an assumed 23% tax rate provided by Ecolab), EBIT, unlevered net income and unlevered free cash flow of the ChampionX Business based on the Ecolab ChampionX Projections (as defined below) provided by Ecolab to Apergy; we refer to these supplemental calculations as the Supplemental Calculations. Apergy management also prepared certain extrapolated financial projections regarding the ChampionX Business’ anticipated future operations on a standalone basis, based on assumptions that Apergy’s management believed to be reasonable at the time, for the calendar year ending December 31, 2024, which were derived in part from the financial information provided by Ecolab to Apergy, including the Ecolab ChampionX Projections, in connection with Apergy’s due diligence review of the ChampionX Business. We refer to these extrapolated financial projections for the ChampionX Business for the calendar year ending December 31, 2024 and Apergy management’s calculation of the Supplemental Calculations for the calendar years ending December 31, 2019 through 2024 collectively as the Apergy Extrapolated ChampionX Projections, and we refer to the Apergy Standalone Projections and the Apergy Extrapolated ChampionX Projections collectively as the Apergy Projections. The Apergy Extrapolated ChampionX Projections were provided to the Apergy Board of Directors and also were provided to Apergy’s financial advisors.

A summary of the Apergy Projections has been provided below to provide recipients of this prospectus with access to certain non-public unaudited prospective internal financial information that was furnished to the above-listed parties and considered by Apergy’s Board of Directors and Apergy’s financial advisors in connection with their respective financial analyses, and are not included in this prospectus to influence any stockholder to make any investment or voting decision with respect to the Transactions or for any other purpose.

Apergy Standalone Projections

$ million	2019E	2020E	2021E	2022E	2023E	2024E
Revenue	$1,146	$1,130	$1,237	$1,398	$1,503	$1,578
Adjusted EBITDA(1)	264	272	303	350	376	395
EBIT	144	154	185	231	257	276
Taxes(2)	—	(35)	(43)	(53)	(59)	(63)
Unlevered Net Income	—	119	143	178	198	212
Plus: Depreciation & Amortization	—	118	118	119	119	119
Less: Capex	—	(38)	(41)	(45)	(48)	(49)
Less: Change in Working Capital	—	2	(16)	(24)	(16)	(11)
Less: Leased Assets	—	(35)	(35)	(35)	(35)	(35)
Unlevered Free Cash Flow	—	166	169	192	218	235

(1)

Adjusted EBITDA is a non-GAAP financial measure and is defined as net income, including noncontrolling interest, plus tax expense, plus interest, plus depreciation & amortization, plus special charges. Adjusted EBITDA includes non-cash stock-based compensation expenses.

(2)

The calculation of taxes as provided to Ecolab were computed based on EBT and was as follows for 2020-2024: $29 million (2020), $38 million (2021), $49 million (2022), $56 million (2023) and $62 million (2024). Apergy management assumed a 23% tax rate for purposes of the Apergy Standalone Projections.

Apergy Extrapolated ChampionX Projections

$ million	2019E	2020E	2021E	2022E	2023E	2024E (Extrapolated)
Revenue	$2,337	$2,452	$2,561	$2,676	$2,796	$2,921
Adjusted EBITDA(1)	352	416	453	494	541	565
EBIT	152	214	249	287	331	346
Taxes	—	(49)	(57)	(66)	(76)	(80)
Unlevered Net Income(2)	—	165	192	221	255	266
Plus: Depreciation & Amortization	—	202	204	207	210	219
Less: Capex	—	(95)	(79)	(83)	(87)	(91)
Less: Change in Working Capital	—	(27)	(31)	(33)	(34)	(36)
Less: Other(3)	—	(28)	(20)	(20)	(20)	(20)
Unlevered Free Cash Flow(4)	—	217	265	292	323	339

(1)

Adjusted EBITDA is a non-GAAP financial measure and is defined as net income, including noncontrolling interest, plus tax expense, plus interest, plus depreciation & amortization, plus special charges. Adjusted EBITDA includes non-cash stock-based compensation expenses.

(2)	Unlevered net income is a non-GAAP financial measure and was calculated by Apergy’s management using the Ecolab ChampionX Projections, as EBIT less Taxes.
(3)	“Other” includes change of deferred tax liabilities.
(4)

Unlevered free cash flow is a non-GAAP financial measure and was calculated by Apergy’s management using the Ecolab ChampionX Projections, as unlevered net income plus depreciation & amortization, less capex, less change in net working capital, less other.

The Apergy Projections are based on numerous variables and assumptions made by Apergy management at the time prepared, including with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as, with respect to the Apergy Standalone Projections, matters specific to Apergy.

The inclusion of information about the Apergy Projections in this prospectus should not be regarded as an indication that Apergy, Ecolab or any other recipient of this information considered, or now considers, it necessarily predictive of actual future results or material information given the inherent risks and uncertainties associated with such forecasts.

The Apergy Projections are subjective in many respects and, thus, subject to interpretation. Although presented with numeric specificity, the Apergy Projections are forward-looking statements and reflect numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and, with respect to the Apergy Standalone Projections, matters specific to Apergy’s business, including the factors listed under “Risk Factors,” all of which are difficult to predict and many of which are beyond Apergy’s control. Apergy cannot provide any assurance that the assumptions underlying the Apergy Projections will be realized.

Many of the assumptions reflected in the Apergy Projections are subject to change and the Apergy Projections do not reflect revised prospects for Apergy’s or ChampionX’s business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such financial information was prepared. Apergy has not publicly updated and does not intend to publicly update or otherwise revise the Apergy Projections. There can be no assurance that the results reflected in the Apergy Projections will be realized or that actual results will not materially vary from the Apergy Projections. In addition, the Apergy Projections cover multiple years and such information by its nature becomes less predictive with each successive year. Therefore, the Apergy Projections included in this prospectus should not be relied on as necessarily predictive of actual future events nor construed as financial guidance.

Stockholders are urged to review Apergy’s most recent SEC filings for a description of risk factors with respect to Apergy’s business. Stockholders should also read “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Apergy Projections and “Where You Can Find Additional Information; Incorporation by Reference.”

The Apergy Projections were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Apergy Projections included in this document have been prepared by, and are the responsibility of, Apergy management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Apergy Projections and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this document relates to Apergy’s previously issued financial statements. It does not extend to the Apergy Projections and should not be read to do so.

The non-GAAP financial measures set forth above should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and non-GAAP financial measures such as those used in the Apergy Projections may not be comparable to similarly titled amounts used by other companies or persons. Non-GAAP financial measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity. Apergy is not providing a quantitative reconciliation of these forward-looking non-GAAP financial measures. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K of the Securities Act of 1933, as amended, a quantitative reconciliation of a forward-looking non- GAAP financial measure is only required to the extent it is available without unreasonable efforts. Apergy does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, or to quantify the probable significance of these items at this time. The adjustments required for any such reconciliation of Apergy’s (or ChampionX’s) forward-looking non-GAAP financial measures cannot be accurately forecast by Apergy, and therefore the reconciliation has been omitted. For the reasons described above, readers of this prospectus are cautioned not to place undue, if any, reliance on the Apergy Projections. Apergy has not made any representation to Ecolab in the Merger Agreement concerning any of the Apergy Projections.

The Apergy Projections, and the information about the Apergy Projections set forth above, do not take into account or give effect to any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, any purchase accounting adjustments, any synergies expected to result from the Transactions or costs and expenses necessary to achieve anticipated synergies, or the effect of any failure of the Merger or the other Transactions to be consummated.

APERGY DOES NOT INTEND TO PUBLICLY UPDATE OR OTHERWISE REVISE THE ABOVE APERGY PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE NOT REALIZED.

Ecolab ChampionX Projections

Ecolab also does not as a matter of course make public any long-term financial projections as to the future performance, earnings or other results of the ChampionX Business. However, in connection with the process leading to the signing of the Merger Agreement and the Separation Agreement, Ecolab management prepared certain non-public, internal financial projections for the ChampionX Business on a standalone basis for the calendar years ending December 31, 2019 through 2023, which were then provided to Apergy as part of Apergy’s due diligence review of the ChampionX Business and to Apergy’s financial advisors. We refer to these projections as the Ecolab ChampionX Projections.

A summary of the Ecolab ChampionX Projections has been provided below to provide recipients of this prospectus with access to certain non-public unaudited prospective internal financial information that was furnished to the above-listed parties and considered by Apergy’s Board of Directors and Apergy’s financial advisors in connection with their respective financial analyses, and are not included in this prospectus to influence any stockholder to make any investment or voting decision with respect to the Transactions or for any other purpose.

Ecolab ChampionX Projections

$ million	2019E	2020E	2021E	2022E	2023E
Revenue	$2,337	$2,452	$2,561	$2,676	$2,796
Adjusted EBITDA(1)	352	416	453	494	541
Depreciation & Amortization	—	202	204	207	210
Capex	—	(95)	(79)	(83)	(87)
Change in Working Capital	—	(27)	(31)	(33)	(34)
Other(2)	—	(28)	(20)	(20)	(20)

(1)

Adjusted EBITDA is a non-GAAP financial measure and is defined as net income, including noncontrolling interest, plus tax expense, plus interest, plus depreciation & amortization, plus special charges. Adjusted EBITDA includes non-cash stock-based compensation expenses.

(2)	“Other” includes change of deferred tax liabilities.

The Ecolab ChampionX Projections were prepared for the ChampionX Business on a standalone basis. Ecolab management assumed a 23% tax rate for purposes of the Ecolab ChampionX Projections.

The Ecolab ChampionX Projections are based on numerous variables and assumptions made by Ecolab management at the time prepared, including with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Ecolab and ChampionX.

The inclusion of information about the Ecolab ChampionX Projections in this prospectus should not be regarded as an indication that Ecolab, Apergy or any other recipient of this information considered, or now considers, it necessarily predictive of actual future results or material information given the inherent risks and uncertainties associated with such forecasts.

The Ecolab ChampionX Projections are subjective in many respects and, thus, subject to interpretation. Although presented with numeric specificity, the Ecolab ChampionX Projections are forward-looking statements and reflect numerous estimates and assumptions with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the ChampionX Business, including the factors listed under “Risk Factors,” all of which are difficult to predict and many of which are beyond Ecolab’s control. Ecolab cannot provide any assurance that the assumptions underlying the Ecolab ChampionX Projections will be realized.

Many of the assumptions reflected in the Ecolab ChampionX Projections are subject to change and the Ecolab ChampionX Projections do not reflect revised prospects for ChampionX’s business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time such financial information was prepared. Ecolab has not publicly updated and does not intend to publicly update or otherwise revise the Ecolab ChampionX Projections. There can be no assurance that the results reflected in the Ecolab ChampionX Projections will be realized or that actual results will not materially vary from the Ecolab ChampionX Projections. In addition, the Ecolab ChampionX Projections cover multiple years and such information by its nature becomes less predictive with each successive year. Therefore, the Ecolab ChampionX Projections included in this prospectus should not be relied on as necessarily predictive of actual future events nor construed as financial guidance.

Stockholders are urged to review Ecolab’s most recent SEC filings for a description of risk factors with respect to Ecolab’s business. Stockholders should also read “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the Ecolab ChampionX Projections and “Where You Can Find Additional Information; Incorporation by Reference.”

The Ecolab ChampionX Projections were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The Ecolab ChampionX Projections included in this document have been prepared by, and are the responsibility of, Ecolab management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Ecolab ChampionX Projections and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports included and incorporated by reference in this document relate to ChampionX’s and Ecolab’s previously issued financial statements. The PricewaterhouseCoopers LLP reports do not extend to the Ecolab ChampionX Projections and should not be read to do so.

The non-GAAP financial measures set forth above should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and non-GAAP financial measures such as those used in the Ecolab ChampionX Projections may not be comparable to similarly titled amounts used by other companies or persons. Non-GAAP financial measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity. Ecolab is not providing a quantitative reconciliation of these forward-looking non-GAAP financial measures. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K of the Securities Act of 1933, as amended, a quantitative reconciliation of a forward-looking non-GAAP financial measure is only required to the extent it is available without unreasonable efforts. Ecolab does not currently have sufficient data to accurately estimate the variables and individual adjustments for such reconciliation, or to quantify the probable significance of these items at this time. The adjustments required for any such reconciliation of Ecolab’s forward-looking non-GAAP financial measures cannot be accurately forecast by Ecolab, and therefore the reconciliation has been omitted. For the reasons described above, readers of this prospectus are cautioned not to place undue, if any, reliance on the Ecolab ChampionX Projections. Ecolab has not made any representation to Apergy in the Merger Agreement concerning any of the Ecolab ChampionX Projections.

The Ecolab ChampionX Projections, and the information about the Ecolab ChampionX Projections set forth above, do not take into account or give effect to any transactions, circumstances or events occurring after the date they were prepared, including the Transactions, costs and expenses incurred or to be incurred in connection with the Transactions, any purchase accounting adjustments, any synergies expected to result from the Transactions or costs and expenses necessary to achieve anticipated synergies, or the effect of any failure of the Merger or the other Transactions to be consummated.

ECOLAB DOES NOT INTEND TO PUBLICLY UPDATE OR OTHERWISE REVISE THE ABOVE ECOLAB CHAMPIONX PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE NOT REALIZED.

Ownership of Apergy Following the Merger

Immediately after the closing of the Merger, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis.

Board of Directors and Executive Officers of Apergy Following the Merger; Operations Following the Merger

Immediately following the Merger, the Apergy Board of Directors will consist of nine directors: the seven current directors on the Apergy Board of Directors and two directors designated by Ecolab. One of the Ecolab board designees shall be appointed as a Class I director of Apergy, and the second of the Ecolab board designees shall be appointed as a Class II director of Apergy. Each of the directors designated by Ecolab must qualify as an independent director, as such term is defined in NYSE Rule 303A.02. The Ecolab board designees have not yet been confirmed. The Merger Agreement provides that Apergy will take all actions reasonably necessary to ensure that the Apergy Board of Directors nominates, to the extent consistent with its fiduciary duties, each of the Ecolab director designees to serve a full new term on the Apergy Board of Directors following the expiration of such director’s class term, and that in the event that an Ecolab director designee is (i) unwilling or unable to serve from and after the closing of the Merger, (ii) unwilling or unable to serve at the time of the commencement of such new term or (iii) not nominated to serve such new term, then Ecolab shall designate a replacement, reasonably acceptable to the Governance and Nominating Committee of the Apergy Board of Directors, for such director prior to the closing of the Merger or the commencement of such new term, as applicable.

Each of Daniel W. Rabun, Mamatha Chamarthi, Kenneth M. Fisher, Gary P. Luquette, Stephen M. Todd, Stephen K. Wagner and Sivasankaran “Soma” Somasundaram will remain on the Apergy Board of Directors. Apergy’s current President and Chief Executive Officer, Sivasankaran “Soma” Somasundaram, and current Senior Vice President and Chief Financial Officer, Jay A. Nutt, will continue to serve Apergy in their current roles. Deric Bryant, current Executive Vice President & President of Ecolab’s ChampionX Business, is expected to serve as Chief Operating Officer of the combined company. Certain members of the ChampionX management team are expected to join Apergy as well. Following the Merger, the location of the headquarters and principal executive offices of Apergy and ChampionX will be Apergy’s executive offices in The Woodlands, Texas.

Interests of Certain Persons in the Transactions

Interests of Ecolab’s and ChampionX’s Directors and Executive Officers in the Transactions

The directors and executive officers of Ecolab and ChampionX will receive no extra or special benefit that is not shared on a pro rata basis by all other ChampionX stockholders in connection with the Transactions, except as described herein. None of Ecolab’s or ChampionX’s directors will receive any severance or other additional compensation as a result of the Transactions. Certain of Ecolab’s and ChampionX’s executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of stockholders generally. As with all Ecolab stockholders, if a director or executive officer of Ecolab or ChampionX owns shares of Ecolab common stock, such person may participate in this Exchange Offer on the same terms as other Ecolab stockholders. As of March 9, 2020, Ecolab’s directors and executive officers beneficially owned approximately 1.22% of the outstanding shares of Ecolab common stock. All of ChampionX’s outstanding common stock is currently owned directly by Ecolab.

With the exception of Deric Bryant, the President and Chief Executive Officer of ChampionX, Peter Olasky, the General Counsel and Secretary of ChampionX, and Antonio Marcos, the Senior Vice President of Finance and Corporate Controller of ChampionX, none of ChampionX’s executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of stockholders generally. With the exception of Deric Bryant, none of Ecolab’s executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of stockholders generally.

Treatment of Outstanding Ecolab Equity Awards

Treatment of Ecolab Stock Options

Each Ecolab Option that is outstanding immediately prior to the effective time of the Merger and that is held by a ChampionX Employee, whether vested or unvested, will automatically be assumed by Apergy at the effective time of the Merger (each, an “Apergy Option”) and will be subject to the same terms and conditions as were applicable to the corresponding Ecolab Option immediately prior to the effective time of the Merger, except that each Apergy Option shall (i) relate to a number of shares of Apergy common stock (with each discrete grant rounded down to the nearest whole share) equal to the product of (x) the number of shares of Ecolab common stock issuable upon the exercise of the corresponding Ecolab Option immediately prior to the effective time of the Merger and (y) the Equity Award Adjustment Ratio, and (ii) have a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient determined by dividing (x) the per share exercise price of the corresponding Ecolab Option by (y) the Equity Award Adjustment Ratio.

Treatment of Ecolab Restricted Stock Units

Each Ecolab Restricted Stock Unit that is outstanding immediately prior to the effective time of the Merger and that is held by a ChampionX Employee, whether vested or unvested, shall automatically be assumed by Apergy at the effective time of the Merger (each, an “Apergy Restricted Stock Unit”) and will be subject to the same terms and conditions as were applicable to the corresponding Ecolab Restricted Stock Unit immediately prior to the effective time of the Merger, except that each grant of Apergy Restricted Stock Units shall (i) relate to that number of shares of Apergy common stock (with each discrete grant rounded up to the nearest whole share) equal to the product of (x) the number of shares of Ecolab common stock that were issuable upon the vesting of such Ecolab Restricted Stock Units immediately prior to the effective time of the Merger and (y) the Equity Award Adjustment Ratio and (ii) be subject to vesting solely based on continued service with the ChampionX Group and the Apergy Group.

Treatment of Ecolab Performance Based Restricted Stock Units

Each Ecolab Performance Based Restricted Stock Unit that is outstanding immediately prior to the effective time of the Merger and that is held by a ChampionX Employee, whether vested or unvested, will be assumed by

Apergy at the effective time of the Merger and converted into a restricted stock unit denominated in shares of Apergy common stock (each, an “Apergy Adjusted Performance Based Restricted Stock Unit”) and will be subject to the same terms and conditions as were applicable to the corresponding Ecolab Performance Based Restricted Stock Unit immediately prior to the effective time of the Merger, except that (i) the performance-based vesting conditions applicable to such Ecolab Performance Based Restricted Stock Unit immediately prior to the effective time of the Merger shall not apply from and after the effective time of the Merger, and (ii) each grant of Apergy Adjusted Performance Based Restricted Stock Units shall (x) relate to that number of shares of Apergy common stock (with each discrete grant rounded up to the nearest whole share) equal to the product of (A) the number of shares of Ecolab common stock that were issuable upon the vesting of such Ecolab Performance Based Restricted Stock Unit immediately prior to the effective time of the Merger assuming attainment of the applicable performance metrics at the target level of performance and (B) the Equity Award Adjustment Ratio and (y) be subject to vesting solely based on continued service with the ChampionX Group and the Apergy Group.

Severance Agreements

Ecolab entered into a severance agreement with each of Messrs. Bryant, Olasky, and Marcos (the “Severance Agreements”). The Severance Agreements, which will be assumed by ChampionX and the Apergy Group in connection with the Transactions, provide that the executive will be eligible to receive a severance payment and certain severance benefits (both described below) if, during the period beginning on the date of the agreement and ending on the date that is one year following the closing date of a sale, separation or divestiture of Ecolab’s WellChem and Oilfield Chemicals businesses that is effected by reason of a Reverse Morris Trust transaction (such as the Transactions), the executive’s employment is terminated by Ecolab without “just cause” or the executive voluntarily terminates employment for “good reason” (a “Qualifying Termination”). The severance payment and these severance benefits are contingent upon the executive’s timely execution of a release of employment-related claims. The severance payment, which is paid in a lump sum, is equal to the sum of: (i) two times the sum of the executive’s base salary plus target annual cash bonus, plus (ii) a pro-rated portion of the target annual cash bonus for the year of termination. The executive will also be entitled to the following severance benefits: (1) payment of reasonable outplacement service fees up to 20% of base salary, and (2) continuation, for up to 18 months, of medical, dental and other group health plan coverage at the cost the executive paid prior to termination of employment. Assuming that each of Messrs. Bryant, Olasky, and Marcos experiences a Qualifying Termination immediately following an assumed closing date of the Merger of June 1, 2020, each would receive an estimated severance payment and severance benefits of $1,746,089, $795,938, and $1,012,214, respectively.

The Severance Agreements further provide that, upon a Qualifying Termination that occurs within one year following the date of a Separation effected by reason of a Reverse Morris Trust transaction (such as the Transactions), (i) each then-unvested Ecolab Option will vest and become exercisable, (ii) each then-unvested Ecolab Restricted Stock Unit will vest on a prorated basis to reflect the number of whole months worked during the vesting period, and (iii) each then-unvested Ecolab Performance Based Restricted Stock Unit will vest or be forfeited based on the attainment of the applicable performance metrics and be prorated to reflect the number of whole months worked during the vesting period. These benefits are also subject to the executive’s timely execution of a release of employment-related claims. Assuming that each of Messrs. Bryant, Olasky, and Marcos experiences a Qualifying Termination immediately following an assumed closing date of the Merger of June 1, 2020, the following unvested equity awards would vest: (i) Mr. Bryant, 11,846 Ecolab Options, 10,384 Ecolab Restricted Stock Units, and 3,699 Ecolab Performance Based Stock Units; (ii) Mr. Olasky, 1,942 Ecolab Options, 98 Ecolab Restricted Stock Units, and 590 Ecolab Performance Based Stock Units; and (iii) Mr. Marcos, 3,167 Ecolab Options, 153 Ecolab Restricted Stock Units, and 996 Ecolab Performance Based Stock Units.

Interests of Apergy’s Directors and Executive Officers in the Transactions

Certain of Apergy’s executive officers have financial interests in the Transactions that may be different from, or in addition to, the interests of Apergy’s stockholders generally. The members of the Apergy Board of Directors were aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Transactions, including the Share Issuance and the Merger, and in recommending to Apergy’s stockholders that they vote to approve the Share Issuance. As of April 9, 2020, Apergy’s directors and executive officers beneficially owned approximately 0.59% of the outstanding shares of Apergy’s common stock.

Apergy Compensation and Benefit Plans

The consummation of the Transactions will constitute a “change of control” under certain of Apergy’s employee compensation and benefit plans, which will provide Apergy’s executive officers with the rights and benefits described below.

The amounts set forth in this section below, as well as in the tables in the section that immediately follows (which is entitled “Merger-Related Compensation for Apergy’s Named Executive Officers”), assume the following:

•

the closing of the Merger occurred on March 9, 2020, the latest practicable date prior to the filing of this prospectus, which is the assumed date of the closing of the Merger solely for purposes of this section entitled “Apergy Compensation and Benefit Plans” and the section below entitled “Merger-Related Compensation for Apergy’s Named Executive Officers;”

•

the individual is terminated without “cause” or resigns for “good reason” (for purposes of this section, each a “qualifying termination” under the terms of the Equity Plan or the CIC Severance Plan, as applicable) immediately following the assumed closing of the Merger on March 9, 2020; and

•

the price per share of Apergy common stock is $33.71, which is the average per-share closing price of Apergy common stock on the NYSE over the first five business days following the first public announcement of the Merger Agreement on December 19, 2019.

Each of Apergy’s current executive officers and Shankar Annamalai, who served as an executive officer until January 16, 2020 and remains with Apergy, hold equity awards under Apergy’s 2018 Equity and Cash Incentive Plan (the “Equity Plan”), which will continue in effect following the consummation of the Transactions. Under the terms of the Equity Plan, if a plan participant is terminated without “cause” or resigns for “good reason” (each as defined under the plan) within 18 months following a “change of control,” all equity awards will immediately vest (with any performance targets deemed to have been satisfied at target level). See the section below entitled “Merger-Related Compensation for Apergy’s Named Executive Officers” for an estimate of the amounts that would become payable to each of Apergy’s named executive officers in respect of their unvested equity awards. Based on the assumptions described above, the estimated aggregate amounts that would become payable to the two executive officers who are not named executive officers and Mr. Annamalai in respect of their unvested equity awards is as follows: unvested performance share awards — $696,887, and restricted stock units—$1,128,847.

Each of Apergy’s executive officers participate in Apergy’s Senior Executive Change-in-Control Severance Plan (the “CIC Severance Plan”). Under the terms of the CIC Severance Plan, if a participant is terminated without “cause” or resigns for “good reason” (as defined under the plan) within 18 months following a “change in control,” the participant is entitled to receive, subject to the participant’s timely execution of a general employment release: a lump sum payment equal to (1) 2 times the sum of (i) the participant’s annual base salary, and (ii) the participant’s target annual incentive bonus; and (2) the then premium cost of COBRA health continuation coverage for twelve months. Any payments that would constitute “parachute payments” under Section 280G of the Code will either be reduced to the extent necessary to avoid penalty taxes, or will be paid in full, whichever would result in net greater payments to the participant on an after-tax basis. See the section below entitled “Merger-Related Compensation for Apergy’s Named Executive Officers” for an estimate of the amounts that would become payable to each of Apergy’s named executive officers under the CIC Severance Plan. Based on the assumptions described above, it is estimated that an aggregate amount of $2,143,427 would become payable to Mr. Galloway and Ms. Thompson under the CIC Severance Plan.

Certain of Apergy’s executive officers participate in the Apergy USA, Inc. Executive Deferred Compensation Plan (the “Deferred Compensation Plan”). Under the terms of the Deferred Compensation Plan, upon a “change in control,” amounts held under the plan that were transferred from the legacy Dover pension replacement plan (and earnings thereon) will be paid to the participant in a single lump sum payment within 60 days following the change in control. All such amounts are previously vested. See the section below entitled “Merger-Related Compensation for Apergy’s Named Executive Officers” for an estimate of the amounts that would become payable to each of Apergy’s named executive officers under the Deferred Compensation Plan. Based on the assumptions described above, it is estimated that $100,932 would become payable to Mr. Galloway under the Deferred Compensation Plan.

Merger-Related Compensation for Apergy’s Named Executive Officers

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the estimated amounts of compensation and benefits that may become payable to Apergy’s named executive officers that is based on or otherwise relates to the Merger and that will or may become payable to the named executive officers at the closing of the Merger or on a qualifying termination of employment upon or following the consummation of the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the Merger-related compensation payable or that may become payable to the Apergy named executive officers.

The “named executive officers” of Apergy for fiscal year 2019 are the following individuals:

•	Sivasankaran (“Soma”) Somasundaram - President & Chief Executive Officer

•	Jay A. Nutt - Senior Vice President and Chief Financial Officer

•	Julia Wright - Senior Vice President, General Counsel and Secretary

•	Paul E. Mahoney - President, Production & Automation Technologies

•	Syed (“Ali”) Raza - Senior Vice President and Chief Digital Officer

As described above, under the Equity Plan, the equity-based awards for the named executive officers (to the extent unvested) will vest on a “double-trigger” basis upon a qualifying termination of employment within 18 months following the Merger. Additionally, under the CIC Severance Plan, the named executive officers are entitled to enhanced severance benefits in the event of a qualifying termination of such individual’s employment within the 18 months following the Merger. Certain of the named executive officers will also be paid vested amounts held under the Deferred Compensation Plan that were transferred from the legacy Dover pension replacement plan (and earnings thereon) in a single lump sum payment within 60 days following the Merger.

The amounts reported in the table below are estimates based on multiple assumptions, including the assumptions stated in the previous section entitled “Apergy Compensation and Benefit Plans”, and do not reflect compensation actions that may occur following the filing of this prospectus. As a result, the actual amounts, if any, that may be paid or become payable to any Apergy named executive officer may differ materially from the amounts set forth below.

GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)(1)	Equity ($)(2)	Pension/NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Sivasankaran Somasundaram	$3,120,000	$6,642,623	$1,621,476	$20,316	$11,404,415
Jay A. Nutt	$1,697,500	$1,659,105	0	$17,268	$3,373,873
Julia Wright	$1,349,800	$1,086,608	0	$6,466	$2,442,874
Paul E. Mahoney	$1,489,200	$1,185,918	$76,855	$20,316	$2,772,289
Syed Raza	$1,164,800	$724,023	0	$20,316	$1,909,139

(1)

The amounts listed reflect “double-trigger” lump sum cash payments payable to each of the named executive officers on a qualifying termination occurring within 18 months after the closing of the Merger under the CIC Severance Plan. These estimated double-trigger cash severance payments consist of 2 times the sum of (i) the participant’s annual base salary, and (ii) the participant’s target annual incentive bonus. Such components of the severance cash amount listed in the table above for each of the named executive officers are as follows: (1) Sivasankaran Somasundaram: 2 times base salary: $1,560,000, 2 times annual incentive bonus: $1,560,000; (2) Jay A. Nutt: 2 times base salary: $970,000, 2 times annual incentive bonus: $727,500; (3) Julia Wright: 2 times base salary: $794,000, 2 times annual incentive bonus: $555,800; (4) Paul E. Mahoney: 2 times base salary: $876,000, 2 times annual incentive bonus: $613,200; and (5) Syed Raza: 2 times base salary: $728,000, 2 times annual incentive bonus: $436,800. These amounts will not be paid if the named executive officer does not experience a qualifying termination of employment within 18 months after the closing of the Merger.

(2)

The amounts listed reflect the value of the “double-trigger” vesting of unvested performance share awards and restricted stock units upon a qualifying termination of employment within 18 months following the closing of the Merger. For Apergy performance share awards, the amounts reflect vesting at target performance levels. The value of the double-trigger vesting to which the named executive officers would be entitled upon a qualifying termination within 18 months following the closing of the Merger in connection with each of their performance share awards and restricted stock units is as follows: (1) Sivasankaran Somasundaram: performance share awards: $2,596,580, restricted stock units: $4,046,043; (2) Jay A. Nutt: performance share awards: $612,275, restricted stock units: $1,046,830; (3) Julia Wright: performance share awards: $422,049, restricted stock units: $664,559; (4) Paul E. Mahoney: performance share awards: $443,320, restricted stock units: $742,560; and (5) Syed Raza: performance share awards: $263,882, restricted stock units: $460,142. A named executive officer will only receive the value of this accelerated vesting if he or she experiences a qualifying termination of employment within 18 months after the closing of the Merger.

(3)

For Sivasankaran Somasundaram and Paul E. Mahoney, the amounts reflect the lump sum payment of amounts held under the Deferred Compensation Plan that were transferred from the legacy Dover pension replacement plan (and earnings thereon), which are payable within 60 days following the closing of the Merger. All such amounts are previously vested.

(4)

The amounts reflect the estimated value of the payment of the premium costs of applicable COBRA health continuation coverage for twelve months to which each named executive officer is entitled under the CIC Severance Plan. Such payments are double-trigger and are paid in a lump sum upon qualifying terminations that occur within 18 months after the closing of the Merger. These payments will not be made if the named executive officer does not experience a qualifying termination of employment within 18 months after the closing of the Merger.

Effects of the Distribution and the Merger on Ecolab Equity Awards Held by ChampionX Employees

Treatment of Ecolab Stock Options

Each Ecolab Option that is outstanding immediately prior to the effective time of the Merger and that is held by a ChampionX Employee, whether vested or unvested, will automatically be assumed by Apergy at the effective time of the Merger (each, an “Apergy Option”) and will be subject to the same terms and conditions as were applicable to the corresponding Ecolab Option immediately prior to the effective time of the Merger, except that each Apergy Option shall (i) relate to a number of shares of Apergy common stock (with each discrete grant rounded down to the nearest whole share) equal to the product of (x) the number of shares of Ecolab common stock issuable upon the exercise of the corresponding Ecolab Option immediately prior to the effective time of the Merger and (y) the Equity Award Adjustment Ratio, and (ii) have a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient determined by dividing (x) the per share exercise price of the corresponding Ecolab Option by (y) the Equity Award Adjustment Ratio.

Treatment of Ecolab Restricted Stock Units

Each Ecolab Restricted Stock Unit that is outstanding immediately prior to the effective time of the Merger and that is held by a ChampionX Employee, whether vested or unvested, shall automatically be assumed by Apergy at the effective time of the Merger (each, an “Apergy Restricted Stock Unit”) and will be subject to the same terms and conditions as were applicable to the corresponding Ecolab Restricted Stock Unit immediately prior to the effective time of the Merger, except that each grant of Apergy Restricted Stock Units shall (i) relate to that number of shares of Apergy common stock (with each discrete grant rounded up to the nearest whole share) equal to the product of (x) the number of shares of Ecolab common stock that were issuable upon the vesting of such Ecolab Restricted Stock Units immediately prior to the effective time of the Merger and (y) the Equity Award Adjustment Ratio and (ii) be subject to vesting solely based on continued service with the ChampionX Group and the Apergy Group.

Ecolab Performance Based Restricted Stock Units

Each Ecolab Performance Based Restricted Stock Unit that is outstanding immediately prior to the effective time of the Merger and that is held by a ChampionX Employee, whether vested or unvested, will be assumed by Apergy at the effective time of the Merger and converted into a restricted stock unit denominated in shares of Apergy common stock (each, an “Apergy Adjusted Performance Based Restricted Stock Unit”) and will be subject to the same terms and conditions as were applicable to the corresponding Ecolab Performance Based Restricted Stock Unit immediately prior to the effective time of the Merger, except that (i) the performance-based vesting conditions applicable to such Ecolab Performance Based Restricted Stock Unit immediately prior to the effective time of the Merger shall not apply from and after the effective time of the Merger, and (ii) each grant of Apergy Adjusted Performance Based Restricted Stock Units shall (x) relate to that number of shares of Apergy common stock (with each discrete grant rounded up to the nearest whole share) equal to the product of (A) the number of shares of Ecolab common stock that were issuable upon the vesting of such Ecolab Performance Based Restricted Stock Unit immediately prior to the effective time of the Merger assuming attainment of the applicable performance metrics at the target level of performance and (B) the Equity Award Adjustment Ratio and (y) be subject to vesting solely based on continued service with the ChampionX Group and the Apergy Group.

Apergy’s Stockholders Meeting

Under the terms of the Merger Agreement, Apergy is required to call a meeting of its stockholders for the purpose of voting upon the issuance of shares of Apergy’s common stock in the Merger as promptly as reasonably practicable following the date on which the SEC has cleared Apergy’s proxy statement and, if required by the SEC as a condition to the mailing of Apergy’s proxy statement, the registration statement of Apergy has been declared effective. Apergy will ask its stockholders to vote on this matter at the special meeting of Apergy stockholders by delivering Apergy’s proxy statement to its stockholders in accordance with applicable law and its organizational documents. In accordance with NYSE Listing Rules, the DGCL, and Apergy’s organizational documents, the approval of the Share Issuance Proposal requires the affirmative vote of the holders of a majority of the voting power of Apergy present online or represented by proxy and entitled to vote on such matter, at a special meeting at which a quorum is present.

As of April 9, 2020, Apergy directors and executive officers and their affiliates were entitled to vote approximately 0.59% of the shares of Apergy common stock. Apergy currently expects that all Apergy directors and executive officers will vote their shares in favor of the Share Issuance Proposal, though none has entered into an agreement requiring them to do so.

As of April 13, 2020, ChampionX’s directors, executive officers and their affiliates were entitled to vote less than 0.01% of the outstanding shares of Apergy common stock. No vote of Ecolab stockholders is required in connection with the Transactions, and the only vote required with respect to ChampionX is by Ecolab as its sole stockholder, which stockholder approval has been obtained. No directors, executive officers or affiliates of ChampionX or Ecolab will have voting rights in connection with the Transactions with respect to their ownership of any Ecolab common stock or ChampionX common stock.

Accounting Treatment of the Merger

Accounting Standards Codification Topic 805, Business Combinations, or ASC 805, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquirer. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the interests (Apergy in this case) is generally the accounting acquirer; however, all pertinent facts and circumstances must be considered, including the following additional considerations:

•

The composition of the governing body of the combined company: from the effective time of the Merger, the combined company will operate under the oversight of the Board of Directors which consists of nine members (the current seven Apergy directors and two additional members that will be nominated by Ecolab). The combined company’s Board of Directors will be headed by Apergy’s current Chairman and will continue to be a classified board with three classes of directors until Apergy’s Annual Meeting of Stockholders held in 2022, in accordance with Apergy’s organizational documents. In 2020, two members will be up for reelection, and in 2021, four members will be up for re-election (per the terms of the Merger Agreement, one director nominated by Ecolab will be up for re-election in 2021).

•

The composition of the senior management of the combined company: Apergy expects that existing Apergy management will hold the majority of the key executive positions including the Chief Executive Officer and the Chief Financial Officer.

Apergy’s management has determined that Apergy represents the accounting acquirer in this combination based on an analysis of the criteria outlined in ASC 805 and the facts and circumstances specific to this transaction. As a result, Apergy will record the business combination in its financial statements and will apply the acquisition method to account for the acquired assets and assumed liabilities of the ChampionX Business upon consummation of the Merger. Applying the acquisition method includes recording the identifiable assets acquired and liabilities assumed at their fair values, and recording goodwill for the excess of the purchase price over the aggregate fair value of the identifiable assets acquired and liabilities assumed.

Regulatory Approvals

HSR

Each party to the Merger Agreement has agreed to make its respective filings under the HSR Act within ten business days of the execution of the Merger Agreement and, to promptly make any other filings required or advisable under any foreign competition laws with respect to the transactions contemplated by the Merger Agreement and to supply the appropriate governmental authorities any additional information and documentary material that may be requested pursuant to the HSR Act and such other laws as promptly as practicable. The parties have agreed to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of approvals under other applicable competition laws as soon as practicable. Apergy and Ecolab filed the requisite notification and report forms on January 3, 2020 and the parties were granted early termination of the waiting period under the HSR Act on January 13, 2020.

Foreign Regulatory Approvals

Each party to the Merger Agreement has agreed to promptly make any filings required or advisable under any foreign competition laws with respect to the transactions contemplated by the Merger Agreement and to supply the appropriate governmental authorities any additional information and documentary material that may be requested pursuant to competition laws as promptly as practicable.

Additionally, Apergy and Ecolab have agreed to seek regulatory approvals in Canada, Azerbaijan, Nigeria, Kazakhstan, Saudi Arabia, Mexico and Russia. Approval in these jurisdictions is a condition to closing the Merger.

Federal Securities Law Consequences; Resale Restrictions

Apergy common stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Ecolab stockholder who may be deemed to be an “affiliate” of ChampionX for purposes of Rule 145 under the Securities Act.

In connection with the Distribution, Ecolab may be deemed to be an “underwriter” within the meaning of Section  2(a)(11) of the Securities Act.

Rights of Appraisal

None of Apergy’s, Ecolab’s or ChampionX’s stockholders will be entitled to exercise appraisal or dissenters’ rights under the DGCL in connection with the Separation, the Distribution (including with respect to this Exchange Offer, or if not fully subscribed, the clean-up spin-off, if it is terminated by Ecolab without the exchange of shares, the distribution to holders of Ecolab common stock) or the Merger.

Listing

Apergy will make an application to the NYSE for the listing of the shares of Apergy common stock to be issued in connection with the Merger and agreed to use reasonable best efforts to cause such listing application to be approved. It is a condition to the obligation of the parties to consummate the Merger that the shares of Apergy common stock to be issued in connection with the Merger have been approved for listing on the NYSE.

THE TRANSACTION AGREEMENTS

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The summary is qualified in its entirety by the Merger Agreement, which is incorporated by reference in this prospectus. Stockholders of Apergy are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide Apergy stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information included in this prospectus. This summary is not intended to provide any other factual information about Apergy, Merger Sub, Ecolab or ChampionX. Information about Apergy, Merger Sub, Ecolab and ChampionX can be found elsewhere in this prospectus and in the documents incorporated by reference into this prospectus.

The Merger Agreement contains representations and warranties of Apergy and Merger Sub that are solely for the benefit of Ecolab and ChampionX and representations and warranties of Ecolab and ChampionX that are solely for the benefit of Apergy and Merger Sub. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement as of a specified date. Moreover, the representations and warranties in the Merger Agreement were made solely for the benefit of the other parties to the Merger Agreement and were used for the purpose of allocating risk among the respective parties. Therefore, stockholders should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to stockholders and were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and are subject to more recent developments. Accordingly, information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement, and stockholders should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Apergy and Ecolab and their subsidiaries that the respective companies include in this prospectus and in other reports and statements they file with the SEC.

The Merger

Under the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into ChampionX. As a result of the Merger, the separate corporate existence of Merger Sub will terminate, and ChampionX will continue as the surviving corporation as a wholly owned subsidiary of Apergy. In accordance with the DGCL, ChampionX will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub. The certificate of incorporation of ChampionX in effect immediately prior to the Merger will be amended and restated in its entirety to read as set forth on Exhibit B to the Merger Agreement, and, as so amended and restated, will be the certificate of incorporation of ChampionX following completion of the Merger. Further, Apergy will take such action necessary to change the bylaws of Merger Sub, as in effect immediately prior to the effective time, to be the bylaws of the surviving corporation, except as to the name of the surviving corporation, which shall be “ChampionX Holding Inc.”

Under the terms of the Merger Agreement, the directors and officers of Merger Sub before the Merger will be the initial directors and officers of ChampionX after the Merger.

Closing; Effective Time

Under the terms of the Merger Agreement, the closing of the Merger will take place no later than the second business day after all conditions precedent to the Merger (other than those that are to be satisfied or, where permissible under applicable law, waived at the closing, but subject to the satisfaction or waiver of each of those conditions at closing) have been satisfied or, where permissible under applicable law, waived, or such other date and time as the parties may mutually agree. Under the Separation Agreement, the Distribution will occur shortly prior to the closing of the Merger.

At the closing of the Merger, ChampionX will file a certificate of merger with the Secretary of State of the State of Delaware to effect the Merger. The Merger will become effective at the time of filing of the certificate of merger or at such later time as Ecolab and Apergy agree and specify in the certificate of merger.

Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of ChampionX common stock (except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive a number of duly authorized, validly issued, fully paid and nonassessable shares of Apergy common stock equal to the Merger Exchange Ratio. The Merger Exchange Ratio is calculated under the Merger Agreement such that immediately following the Merger, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis. Apergy currently expects to issue approximately 127.6 million shares of Apergy common stock to ChampionX equityholders in connection with the Merger.

No fractional shares of Apergy common stock will be issued pursuant to the Merger. All fractional shares of Apergy common stock a ChampionX stockholder would otherwise be entitled to receive as a result of the Merger will be paid in cash the dollar amount (rounded to the nearest whole cent), after deducting any required withholding taxes, on a pro rata basis, without interest, determined by multiplying such fraction by the closing price of a share of Apergy common stock on the NYSE on the last business day prior to the date on which the Merger becomes effective.

Distribution of Merger Consideration

At or prior to the effective time of the Merger, Apergy will deposit with the Exchange Offer agent appointed by Ecolab and reasonably acceptable to Apergy, shares of Apergy common stock in book-entry form issuable in connection with the Merger. At the effective time of the Merger, all issued and outstanding shares of ChampionX common stock except for shares of ChampionX common stock held by ChampionX, which shares will be canceled and cease to exist, and no consideration will be delivered in exchange therefor) will be automatically converted into the right to receive shares of Apergy common stock as described above under “—Merger Consideration.” Promptly after the effective time of the Merger, the Exchange Offer agent will distribute to Ecolab stockholders entitled to receive shares of ChampionX common stock in connection with the Distribution, a notice of the effectiveness of the Merger, and the number of whole shares of Apergy common stock that such stockholder has the right to receive in connection with the Merger. See “—Distributions With Respect to Shares of Apergy Common Stock After the Effective Time” below for a discussion of other distributions with respect to shares of Apergy common stock.

Treatment of Ecolab Equity Awards

The treatment of Ecolab Options, Ecolab Restricted Stock Units and Ecolab Performance Based Restricted Stock Units held by ChampionX Employees in the Transactions is set forth in the Employee Matters Agreement. See “Additional Agreements relating to the Separation, the Distribution and the Merger—Employee Matters Agreement” beginning on page 217.

Distributions With Respect to Shares of Apergy Common Stock After the Effective Time

No dividends or other distributions with respect to Apergy common stock declared or made after the effective time of the Merger will be paid or otherwise delivered with respect to any shares of Apergy common stock that cannot be distributed promptly after the effective time of the Merger, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable laws, following the distribution of any previously undistributed shares of Apergy common stock that are able to be distributed promptly following the effective time of the Merger, the following amounts will be paid to the record holder of such shares of Apergy common stock, without interest: (i) the amount of cash payable in lieu of fractional shares of Apergy common stock that such record holder of such shares of Apergy common stock is entitled to receive pursuant to the Merger Agreement and (ii) the amount of dividends or other distributions with a record date after the effective time of the Merger paid with respect to such whole shares of Apergy common stock.

Termination of Exchange Fund

Any portion of the shares of Apergy common stock and amounts deposited with the Exchange Offer agent under the Merger Agreement that remains undistributed to the ChampionX stockholders entitled to receive shares of ChampionX common stock in the Distribution on the one-year anniversary of the effective time of the Merger will be delivered to Apergy, and any Ecolab stockholders entitled to receive shares of ChampionX common stock in the Distribution who have not received shares of Apergy common stock as described above may thereafter look only to Apergy for payment of the shares of Apergy common stock as merger consideration under the Merger Agreement, cash in lieu of fractional shares with respect to Apergy common stock or any dividends or distributions, in each case without interest thereon.

Post-Closing Apergy Board of Directors and Officers

The Merger Agreement provides that Ecolab and Apergy will take all actions necessary to cause, from the effective time of the Merger, two individuals designated by Ecolab, who we refer to as the Ecolab board designees, to be appointed to the Apergy Board of Directors. One of the Ecolab board designees shall be appointed as a Class I director and the second of the Ecolab board designees shall be appointed as a Class II director. Further, Apergy shall take all actions reasonably necessary to ensure that the Apergy Board of Directors nominates, to the extent consistent with its fiduciary duties, each of the two Ecolab board designees to serve a full new term on the Apergy Board of Directors immediately following the expiration of such director’s class term. The Ecolab board designees have not yet been confirmed.

Apergy’s current President and Chief Executive Officer, Sivasankaran Somasundaram, and current Senior Vice President and Chief Financial Officer, Jay A. Nutt, will continue in their roles. Deric Bryant, current Executive Vice President & President of Ecolab’s ChampionX Business, is expected to serve as Chief Operating Officer of the combined company. Certain members of the ChampionX management team are expected to join Apergy as well.

Stockholders’ Meeting

Under the terms of the Merger Agreement, Apergy is required to, as promptly as reasonably practicable following the date on which the SEC has cleared the effectiveness of Apergy’s proxy statement, call, give notice of and hold a meeting of its stockholders for the purpose of voting upon the Share Issuance Proposal.

Representations and Warranties

In the Merger Agreement, each of Apergy and Merger Sub has made representations and warranties to Ecolab and ChampionX relating to Apergy, Merger Sub and their business, and each of Ecolab and ChampionX has made representations and warranties to Apergy and Merger Sub relating to Ecolab, ChampionX and the ChampionX Business each relating to, among other things:

•	organization, good standing and qualification;

•	authority to enter into the Merger Agreement and the Transaction Documents;

•	absence of conflicts with or violations of governance documents, other obligations or laws;

•	capital structure;

•	subsidiaries;

•	financial statements and the absence of undisclosed liabilities;

•	absence of certain changes or events;

•	interests in real property and leaseholds;

•	intellectual property, information technology and data security matters;

•	material contracts;

•	compliance with certain legal requirements;

•	governmental consents and approvals;

•	tax matters;

•	employee benefit matters and labor matters;

•	environmental matters;

•	legal proceedings and orders;

•	payment of fees to brokers or finders in connection with the Transactions; and

•	certain financing arrangements in connection with the Transactions.

Apergy and Merger Sub also made representations and warranties to Ecolab and ChampionX relating to certain SEC filings, the required vote of Apergy stockholders on the Share Issuance contemplated by the Merger Agreement, the formation and operation of Merger Sub, solvency, the absence of any stockholder rights plan, anti-takeover plan or other similar device of Apergy in effect and the receipt by the Apergy Board of Directors of certain specified opinions of Apergy’s financial advisors. Ecolab also made representations and warranties to Apergy relating to the sufficiency of assets to be transferred to ChampionX in connection with the Separation as well as the relationships between the ChampionX Business and Ecolab and any obligations between ChampionX and Ecolab following the closing of the Merger.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on Apergy, Ecolab or ChampionX, as applicable), knowledge qualifications, or both, and none of the representations and warranties will survive the effective time of the Merger. The Merger Agreement does not contain any post-closing indemnification obligations with respect to these matters.

Under the Merger Agreement, a material adverse effect means, with respect to Apergy, any effect, change, development, event or circumstance that (a) has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of Apergy and its subsidiaries, taken as a whole (subject to certain carve-outs) and, (b) would prevent or materially impair Apergy from complying with its obligations under the Merger Agreement or consummating the Transactions, and with respect to ChampionX, any effect, change, development, event or circumstance that (a) has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the ChampionX Business taken as a whole (subject to certain carve-outs) or (b) would prevent or materially impair Ecolab from complying with its obligations under the Merger Agreement or consummating the Transactions. However, with respect to both Apergy and Ecolab, with respect to the ChampionX Business, none of the following, either alone or in combination, will be deemed either to constitute, or be taken into account in determining whether there is, a material adverse effect:

•

conditions generally affecting the industries in which Apergy, or the ChampionX Business, as applicable, compete or the U.S. or global economy as a whole (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events);

•	general conditions in the financial markets, and any changes therein (including any changes arising out of acts of terrorism, war, weather conditions or other force majeure events);

•	changes in the trading price or trading volume of Apergy or Ecolab common stock;

•	changes in GAAP (or any interpretations of GAAP) or legal requirements applicable to Apergy or any of its subsidiaries, or the ChampionX Business;

•

the failure to meet public estimates or forecasts of revenues, earnings of other financial metrics, in and of itself, or the failure to meet internal projections, forecasts or budgets of revenues, earnings or other financial metrics, in and of itself;

•	any stockholder or derivative litigation arising from or relating to the Merger Agreement or the Transactions, and with respect to solely Ecolab, the Separation Agreement; and

•

effects, changes, developments, events or circumstances resulting directly from the announcement or pendency of the Merger Agreement or the Transactions, including with respect to the loss of employees, suppliers, or customers.

Notwithstanding the foregoing, none of the categories of exclusions described in the first, second or fourth bullets above will apply to the extent that such effect, change, development, event or circumstance has a disproportionate effect on Apergy’s and its subsidiaries’ business, taken as a whole, or the ChampionX Business, taken as a whole, relative to other companies in the industries in which they operate.

Conduct of Business Pending the Merger

Each of the parties to the Merger Agreement has undertaken to comply with customary covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the effective time of the Merger. In general, each of Apergy and Ecolab (with respect to ChampionX and the ChampionX Business) has agreed that, prior to the effective time of the Merger, except as contemplated by the Merger Agreement (or the Separation Agreement or other Transaction Documents with respect to Ecolab), required by applicable law or consented to by the other party thereto (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions, it will conduct its business in the ordinary course in all material respects.

In addition, Apergy has agreed that, prior to the effective time of the Merger, except as contemplated by the Merger Agreement, required by applicable law, or consented to by Ecolab (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions set forth in Apergy’s confidential disclosure letter delivered to Ecolab in connection with the Merger Agreement, Apergy will not, and will ensure that its subsidiaries will not, take any of the following actions:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities, except with respect to either (A) dividends or distributions between or among any of Apergy and its subsidiaries to the extent consistent with past practices, or (B) in connection with the exercise, vesting and settlement, as applicable, of Apergy equity awards in accordance with their terms;

•

sell, issue, grant, authorize the sale, issuance or grant of, or publicly announce its intention to sell, issue, or grant: (A) any capital stock or other security; (B) any option, call, warrant or right to acquire any capital stock or other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that Apergy may issue shares of Apergy common stock upon the exercise, vesting and settlement, as applicable, of Apergy equity awards in accordance with their terms);

•	with respect to any Apergy equity awards, except as otherwise required by the terms of any Apergy employee plan as in effect on the date of the Merger Agreement, (A) amend or waive any of its rights under, or accelerate the vesting under, any provision of the Apergy employee plans; (B) amend any provision of any agreement evidencing any outstanding Apergy equity award; or (C) otherwise modify any of the terms of any outstanding Apergy equity award, warrant or other security or any related contract;

•

amend or permit the adoption of any amendment to its certificate of incorporation, bylaws, certificate of formation, limited liability company operating agreement, or other charter or organizational documents to the extent reasonably likely to adversely affect the Transactions;

•

(A) abandon, sell, assign or grant any security interest in, to or under certain registered intellectual property of Apergy, which we refer to as the Apergy material registered intellectual property, including failing to perform or cause to be performed all filings, recordings and other acts, or to pay or cause to be paid all required fees and taxes, to maintain and protect its interest in such Apergy material registered intellectual property; or (B) grant to any third party any license, or enter into any covenant not to sue, with respect to such Apergy material registered intellectual property, in each case, except for non-exclusive licenses granted to customers, suppliers, distributors or vendors in the ordinary course of business and consistent with past practice;

•

make or commit to make any capital expenditure outside the ordinary course of business, except that Apergy and its subsidiaries may make any capital expenditure that: (A) is provided for in Apergy’s capital expense budget that was delivered to Ecolab prior to the date of the Merger Agreement, or (B) when added to all other capital expenditures made on behalf of all of Apergy and its subsidiaries since the date of the Merger Agreement but not provided for in Apergy’s capital expense budget delivered to Ecolab prior to the date of the Merger Agreement, does not exceed 2.5% of the capital expense budget in the aggregate per calendar quarter);

•

other than in the ordinary course of business amend in any material respect (other than an extension), terminate, or waive any material right or remedy under, certain contracts that are material to Apergy and its subsidiaries (taken as a whole), other than termination thereof upon the expiration of any such contract in accordance with its terms or upon a material breach thereof by the counterparty thereto;

•

except as required by the terms of any Apergy employee plan in effect as of the date of the Merger Agreement, (A) increase the compensation or benefits provided to any current officer or other employee, or any individual who is a current independent contractor, consultant or director, of or to Apergy or its subsidiaries (each, an “Apergy Associate”), other than base salary increases in the ordinary course of business consistent with past practice for those employees with annual base salary not in excess of $250,000, (B) grant or provide any change in control, severance, termination retention or similar payments or benefits to any Apergy Associate (including any obligation to gross up, indemnify or otherwise reimburse any such individual for any tax incurred by any such individual, including under Section 409A or 4999 of the Code), (C) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any Apergy Associate, (D) establish, adopt, enter into, terminate or amend any Apergy employee plan or establish, adopt or enter into any plan, agreement, program, policy or other arrangement that would be an Apergy employee plan if it were in existence as of the date of the Merger Agreement, subject to certain limited exceptions, including where such establishment, adoption, entering into, termination or amendment is not targeted to Apergy Associates, (E) hire any officer, employee or individual independent contractor of Apergy or any of its subsidiaries whose annual base pay or fee exceeds $250,000, or (F) terminate the employment of any Apergy Associate whose annual base pay or fee exceeds $250,000 other than for cause;

•

enter into, amend, extend, or modify any collective bargaining agreement or other contract with a labor organization, employee representative or works council representing any Apergy employees, except in the ordinary course of business and consistent with past practice and as does not materially modify existing terms and conditions or materially increase existing payments or benefits;

•

acquire any equity interest or other interest in any other entity, or acquire, lease or license any right or other asset from any other person or sell or otherwise dispose of, or lease or license, any right or other asset to any other person, other than (in each case): (A) assets acquired, leased, licensed or disposed of by Apergy and its subsidiaries in the ordinary course of business, (B) assets that are immaterial to the business of Apergy and its subsidiaries, (C) sales of inventory or other assets in the ordinary course of business, (D) acquisitions for cash consideration that does not exceed $10 million in the aggregate, or (E) assets permitted to be acquired pursuant to the Merger Agreement;

•

make any pledge of any material assets of Apergy or permit any material assets of Apergy to become subject to encumbrances, other than certain permitted encumbrances that will be released prior to or at the effective time of the Merger;

•

lend money to any person (other than routine travel and business expense advances made to directors, employees or independent contractors in the ordinary course of business), or incur or guarantee any Indebtedness in excess of $5 million in the aggregate (other than revolving borrowings under the Apergy Credit Agreement in the ordinary course of business);

•	other as required by changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

•

except as permitted pursuant to certain provisions of the Merger Agreement, settle any legal proceeding or other material claim in excess of $2.5 million or as would otherwise be material to Apergy and its subsidiaries, taken as a whole;

•

other than in the ordinary course of business and consistent with past practice, (A) make any change (or file any such change) in any method of tax accounting, (B) make, change or rescind any tax election, (C) settle or compromise any tax liability or consent to any claim or assessment relating to taxes, (D) file any amended income or other material tax return or claim for refund, (E) enter into any closing agreement relating to taxes, or (F) waive or extend the statute of limitations in respect of taxes; in each case, to the extent that doing so could reasonably be expected to result in a material incremental cost to any of Apergy and its subsidiaries; or

•	enter into any contract, including a written or oral agreement or an undertaking of any nature, to do any of the actions described in the bullets above.

Ecolab has additionally agreed that, prior to the effective time of the Merger, except as contemplated by the Merger Agreement, the Separation Agreement, or the other Transaction Documents, required by applicable law or consented to by Apergy (which consent may not be unreasonably withheld, conditioned or delayed), subject to certain agreed exceptions set forth in Ecolab’s confidential disclosure letter delivered to Apergy in connection with the Merger Agreement, Ecolab will not, and will ensure that its subsidiaries will not, to the extent solely relating to the ChampionX Business, take any of the following actions:

•

sell, issue, grant, authorize the sale, issuance or grant of, or publicly announce its intention to sell, issue, or grant: (A) any capital stock or other security to any current or former officer or other employee, or any individual who is a current or former independent contractor, consultant or director, of or to Ecolab or any of its subsidiaries (with respect to the ChampionX Business) or of ChampionX or any of its subsidiaries (each, a “ChampionX Associate”); (B) any option, call, warrant or right to acquire any capital stock or other security to any ChampionX Associate; or (C) any instrument convertible into or exchangeable for any capital stock or other security to any ChampionX Associate, in each case, which would constitute Ecolab equity awards (except that Ecolab may issue shares of Ecolab common stock upon the exercise, vesting and settlement, as applicable, of Ecolab equity awards outstanding as of the date of the Merger Agreement or granted in accordance with the terms of the Merger Agreement in accordance with their terms);

•	with respect to any Ecolab equity awards to ChampionX Associates, except as otherwise required by the terms of any Ecolab employee plan as in effect on the date of the Merger Agreement or the

Employee Matters Agreement, (A) amend or waive any of its rights under, or accelerate the vesting under, any provision of the Ecolab employee plans; (B) amend any provision of any agreement evidencing any outstanding Ecolab equity award; or (C) otherwise modify any of the terms of any outstanding Ecolab equity award, warrant or other security or any related contract;

•

amend or permit the adoption of any amendment to the certificate of incorporation, bylaws, certificate of formation, limited liability company operating agreement, or other charter or organizational documents of ChampionX and its subsidiaries to the extent reasonably likely to adversely affect the Transactions;

•

make or commit to make any capital expenditure outside the ordinary course of business, except that the ChampionX Business may make any capital expenditure that: (A) is provided for in the ChampionX Business’ capital expense budget delivered to Apergy prior to the date of the Merger Agreement; or (B) when added to all other capital expenditures made on behalf of Ecolab or any of its subsidiaries with respect to the ChampionX Business since the date of the Merger Agreement but not provided for in the ChampionX Business’ capital expense budget delivered to Apergy prior to the date of the Merger Agreement, does not exceed an amount equal to 2.5% of the capital expense budget in the aggregate per calendar quarter);

•

other than in the ordinary course of business, amend in any material respect (other than an extension), terminate, or waive any material right or remedy under, certain contracts that are material to the ChampionX Business, taken as a whole, other than termination thereof upon the expiration of any such contract in accordance with its terms or upon a material breach thereof by the counterparty thereto;

•

(A) abandon, sell, assign or grant any security interest in, to or under certain registered intellectual property of ChampionX, which we refer to as the ChampionX material registered intellectual property, including failing to perform or cause to be performed all necessary filings, recordings and other acts, or to pay or cause to be paid all required fees and taxes, to maintain and protect its interest in such ChampionX material registered intellectual property; or (B) grant to any third party any license, or enter into any covenant not to sue, with respect to such ChampionX material registered intellectual property, in each case, except for licenses and covenants not to sue granted to customers, suppliers, distributors or vendors in the ordinary course of business and consistent with past practice;

•

except as required by the terms of an Ecolab employee plan under which Apergy, ChampionX or its subsidiaries has or may have liability on or following the effective time of the Merger, or the terms of which serve as the basis for the provision of benefits to ChampionX Associates after the date of consummation of the Merger (each, a “ChampionX Plan”) in effect as of the date of the Merger Agreement or the Employee Matters Agreement, (A) increase the compensation or benefits provided to any ChampionX Associate other than base salary increases in the ordinary course of business consistent with past practice for those employees with annual base salary not in excess of $250,000, (B) grant or provide any change in control, severance, termination retention or similar payments or benefits (including any obligation to gross up, indemnify or otherwise reimburse any such individual for any tax incurred by any such individual, including under Section 409A or 4999 of the Internal Revenue Code) or any equity or equity-based awards to any ChampionX Associate, (C) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any ChampionX Associate, (D) establish, adopt, enter into, terminate or amend any ChampionX Plan or establish, adopt or enter into any plan, agreement, program, policy or other arrangement that would be a ChampionX Plan if it were in existence as of the date of the Merger Agreement, subject to certain limited exceptions, including where such establishment, adoption, entering into or termination or amendment is not targeted to and has a substantially similar effect on ChampionX Associates relative to other employees and service providers of Ecolab and its subsidiaries, (E) hire any officer, employee or individual independent contractor of ChampionX or its subsidiaries whose annual base pay or fee exceeds $250,000, or (F) terminate the employment of any ChampionX Associate whose annual base pay or fee exceeds $250,000 other than for cause;

•

enter into, amend, extend, or modify any collective bargaining agreement or other contract with a labor organization, employee representative or works council representing any ChampionX Employees, except in the ordinary course of business and consistent with past practice and as does not materially modify existing terms and conditions or materially increase existing payments or benefits;

•

acquire any equity interest or other interest in any other entity, or acquire, lease or license any right or other asset from any other person or sell or otherwise dispose of, or lease or license, any right or other asset to any other person other than (in each case): (A) assets acquired, leased, licensed or disposed of by the ChampionX Business in the ordinary course of business; (B) assets that are immaterial to the ChampionX Business; (C) sales of inventory or other assets in the ordinary course of business; (D) acquisitions for cash consideration that does not exceed $10 million in the aggregate; or (E) assets permitted to be acquired pursuant to the Merger Agreement;

•

make any pledge of any material assets of ChampionX or permit the material assets of ChampionX to become subject to encumbrances, other than certain permitted encumbrances that will be released prior to or at the effective time of the Merger;

•

incur any indebtedness outstanding in excess of $5 million in the aggregate at any given time, other than (x) indebtedness incurred in connection with working capital borrowings, overdraft facilities and letter of credit facilities or similar obligations in the ordinary course of business, (y) indebtedness incurred in connection with the financing arrangements for the Transactions (see “Additional Agreements Related to the Separation, the Distribution and the Merger—ChampionX Credit Facility” beginning on page 216) and (z) intercompany indebtedness (i) owed to Ecolab or any of its wholly owned Subsidiaries (other than ChampionX and its subsidiaries), solely to the extent such intercompany indebtedness will be extinguished at or prior to the closing of the Merger or (ii) owed by one of ChampionX and its subsidiaries to another of ChampionX and its subsidiaries;

•

lend money to any person, other than (i) routine travel and business expense advances made to directors, employees or independent contractors in the ordinary course of business or (ii) loans to Ecolab of any of its wholly owned subsidiaries;

•

other than (A) changes made by Ecolab with respect to both the ChampionX Business and the businesses of Ecolab other than the ChampionX Business, which we refer to collectively as the Ecolab retained business (see “The Transaction Agreements—The Separation Agreement,” beginning on page 210) or (B) as required by changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any material respect;

•

except as permitted pursuant to the Merger Agreement, settle any legal proceeding or other material claim in excess of $2.5 million or as would otherwise be material to the ChampionX Business, taken as a whole;

•

other than in the ordinary course of business and consistent with past practice, (A) make any change (or file any such change) in any method of tax accounting, (B) make, change or rescind any tax election, (C) settle or compromise any tax liability or consent to any claim or assessment relating to taxes, (D) file any amended income or other material tax return or claim for refund, (E) enter into any closing agreement relating to taxes, or (F) waive or extend the statute of limitations in respect of taxes; in each case, to the extent that doing so could reasonably be expected to result in a material incremental cost to any of ChampionX and its subsidiaries after the consummation of the Merger;

•

write down the value of inventory or write-off as uncollectible any accounts receivable, except for immaterial write-downs and write-offs consistent with past practice in the ordinary course of business;

•

take actions to accelerate the payment of accounts receivable (by, for example, shortening payment terms or providing incentives for early payment), or delay the payments on accounts payable in a manner inconsistent with past practice in the ordinary course of business; or

•	enter into any contract, including a written or oral agreement or an undertaking of any nature, to do any of the actions described in the bullets above.

Tax Matters

The Merger Agreement contains certain additional representations, warranties and covenants relating to the preservation of the intended tax treatment of the Transactions. Additional representations, warranties and covenants relating to the intended tax treatment of the Transactions are also contained in the Tax Matters Agreement. Indemnification for taxes generally is governed by the terms, provisions and procedures described in the Tax Matters Agreement. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement” beginning on page 222.

SEC Filings

Apergy has agreed to prepare a registration statement with respect to the Share Issuance and Ecolab and ChampionX have agreed to prepare a registration statement in connection with the Distribution. Apergy, Ecolab and ChampionX have agreed to cooperate in the preparation of filings, and have agreed to use reasonable best efforts to have each filing declared effective by the SEC as promptly as practicable after being filed.

Apergy is required under the terms of the Merger Agreement to cause the mailing of the Apergy proxy statement to its stockholders as promptly as reasonably practicable after the SEC declares the Apergy proxy statement effective.

Regulatory Matters

The Merger Agreement provides that each party to the Merger Agreement will use reasonable best efforts to take, or cause to be taken, all actions necessary or advisable to satisfy each of the conditions set forth in the Merger Agreement (see “The Transaction Agreements—The Merger Agreement—Conditions to the Merger” beginning on page 206), to consummate the Merger and make effective the other Transactions, in each case as promptly as is reasonably practicable after the date of the Merger Agreement but in any event so as to permit the closing of the Merger to occur prior to the End Date.

Antitrust Approvals

Each party to the Merger Agreement has agreed to make its respective filings under the HSR Act within ten business days of the execution of the Merger Agreement and, as promptly as practicable, to make any other filings required or advisable under any competition laws with respect to the transactions contemplated by the Merger Agreement and to supply the appropriate governmental authorities any additional information and documentary material that may be requested pursuant to the HSR Act and such other laws as promptly as practicable. Apergy and Ecolab filed the requisite notification and report forms on January 3, 2020 and the parties were granted early termination of the waiting period under the HSR Act on January 13, 2020.

In addition, Apergy has agreed to, and to cause its subsidiaries to, take all and any steps or undertakings necessary to resolve such objections, if any, or avoid or eliminate any impediment under any competition law that may be asserted by any governmental body with respect to the transactions contemplated by the Merger Agreement so as to enable the closing of the Merger to occur by the End Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any businesses, assets, equity interests, product lines or properties of Apergy and its subsidiaries (including, for this purpose, from and after the closing of the Merger, ChampionX and its subsidiaries), (y) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of any of Apergy and its subsidiaries (including, for this purpose, from and after the closing of the Merger, ChampionX and its subsidiaries) and (z) otherwise taking or committing to take any action that would limit Apergy’s and its subsidiaries’ (including, for this purpose, from and after the closing of the Merger, ChampionX and its subsidiaries) freedom of action with respect to, or their ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of Apergy and its subsidiaries (including, for this purpose, from and after the closing of the Merger, ChampionX and its subsidiaries), in each case as may be required in order to obtain all expirations or terminations of waiting periods required under any competition law or to avoid the commencement of any action by a governmental body to prohibit the transactions contemplated by Merger Agreement under any competition law, or, in the alternative, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or legal proceeding seeking to prohibit the transactions contemplated by the Merger Agreement or delay the closing of the Merger beyond the End Date. However, Apergy and its subsidiaries (including, for this purpose, from and after the closing of the Merger, ChampionX and its subsidiaries) will not be required to take any such action if such actions would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Apergy and its subsidiaries, taken as a whole, after giving effect to the Transactions (including, for this purpose, treating ChampionX and its subsidiaries as subsidiaries of Apergy).

No Solicitation of Transactions

The Merger Agreement contains provisions restricting each of Ecolab’s and Apergy’s ability to seek an alternative transaction.

Apergy Non-Solicit

Apergy has agreed that it will not, and will cause its subsidiaries and will use its reasonable best efforts to cause its representatives not to, directly or indirectly:

•

solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of either: (A) any offer or proposal (other than an offer or proposal made or submitted by Apergy to Ecolab or by Ecolab to Apergy) contemplating or otherwise relating to any Acquisition Transaction (as defined below) (an “Acquisition Proposal”) with respect to Apergy, or (B) an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Apergy to Ecolab or by Ecolab to Apergy) that would reasonably be expected to lead to an Acquisition Proposal (an “Acquisition Inquiry”) with respect to Apergy;

•	furnish any information regarding Apergy and its subsidiaries to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person relating to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend, or submit to the shareholders of Apergy for their approval, any Acquisition Proposal or Acquisition Inquiry; or

•	enter into any letter of intent or contract contemplating or otherwise relating to any Acquisition Transaction or Acquisition Inquiry.

The Merger Agreement provides that the term “Acquisition Transaction” means, with respect to any entity, any transaction or series of transactions (other than the Transactions) involving:

•

any merger, exchange, consolidation, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction: (i) in which such entity is a constituent corporation and which would result in a third party, or the stockholders of that third party, beneficially owning 20% or more of any class of equity or voting securities of such entity, or the entity resulting from such transaction or the parent of such entity; (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of such entity; or (iii) in which such entity issues securities representing more than 20% of the outstanding securities of any class of voting securities of such entity;

•

any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of any business or businesses or assets of such entity that constitute or account for 20% or more of the consolidated net revenues, or consolidated net income for the 12 full months immediately prior to the receipt of the related Acquisition Proposal or 20% or more of the fair market value of the consolidated assets of such entity; or

•	any liquidation or dissolution of such entity;

provided, however, that as such definition applies to Ecolab or the ChampionX Business, references to “entity” shall be deemed to be references solely to the “ChampionX Business, taken as a whole.”

Apergy has also agreed to terminate any existing discussions relating to any Acquisition Proposal or Acquisition Inquiry.

Under the Merger Agreement, Apergy must promptly (and in any event within 24 hours) notify Ecolab of the receipt of any Acquisition Proposal or Acquisition Inquiry, including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof, including a copy of any such written Acquisition Proposal or Acquisition Inquiry. Apergy must also keep Ecolab reasonably informed on a reasonably prompt basis (and in any event within 24 hours) of the status and certain material details related to such matters.

Notwithstanding the covenants described in the foregoing paragraphs of this section, if prior to the receipt of the approval of Apergy stockholders for the Share Issuance Apergy receives an unsolicited, bona fide written Acquisition Proposal or Acquisition Inquiry, Apergy may provide non-public information to and engage in negotiations with the persons making such offer; so long as, prior to taking such actions, the Apergy Board of Directors has determined in good faith that the Acquisition Proposal is, or is reasonably expected to result in, an Apergy Superior Offer (defined immediately below) if: (A) such Acquisition Proposal did not result from a material breach of the forgoing non-solicit provisions; (B) the Apergy Board of Directors has concluded in good faith, after having consulted with its outside legal counsel, that failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Apergy Board of Directors to Apergy’s stockholders under applicable law; (C) prior to furnishing any such information to such person, Apergy receives from such person an executed confidentiality agreement; (D) Apergy gives Ecolab written notice of the identity of the offeror; and (E) Apergy furnishes such information to Ecolab prior to or substantially concurrent with the time it is provided or made available to such person.

The Merger Agreement provides that “Apergy Superior Offer” means an unsolicited bona fide written offer by a third party to purchase at least a majority of the outstanding shares of Apergy common stock or at least a majority of the assets of Apergy (whether through a tender offer, merger or otherwise), that is determined by the Apergy Board of Directors, in its good faith judgment, after consulting with its financial advisors and outside legal counsel, and after taking into account the terms and conditions of the offer, including the likelihood and anticipated timing of consummation, (i) to be more favorable, from a financial point of view, to Apergy stockholders than the Transactions and (ii) is reasonably likely to be completed, taking into account any financing and approval requirements that the Apergy Board of Directors determines to be relevant and all other financial, legal, regulatory and other aspects of such proposal that the Apergy Board of Directors determines to be relevant.

Ecolab Non-Solicit

Ecolab has agreed that it will not, and will cause its subsidiaries and will use its reasonable best efforts to cause its representatives not to, directly or indirectly, with respect to the ChampionX Business:

•	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry;

•	furnish any information regarding the ChampionX Business to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•	engage in discussions or negotiations with any person relating to any Acquisition Proposal or Acquisition Inquiry;

•	approve, endorse or recommend any Acquisition Proposal or Acquisition Inquiry; or

•	enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction or Acquisition Inquiry.

Ecolab has also agreed to terminate, any existing discussions conducted with any person or entity that relate to any Acquisition Proposal or Acquisition Inquiry of the ChampionX Business.

Prior to the consummation of the Transactions, Ecolab may engage in negotiations with third parties so long as such other transaction would not require termination of the Merger Agreement and would not prevent or materially impair Ecolab from complying with its obligations under the Merger Agreement.

Under the Merger Agreement, Ecolab must promptly (and in any event within 24 hours) notify Apergy of the receipt of any Acquisition Proposal or Acquisition Inquiry, including the identity of the person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof, including a copy of any written Acquisition Proposal or Acquisition Inquiry. Ecolab must also keep Apergy reasonably informed on a reasonably prompt basis (and in any event within 24 hours) of the status and certain material details related to such matters.

Board Recommendation

Apergy has agreed in the Merger Agreement that the Apergy Board Recommendation will not be withdrawn, modified or qualified by the Apergy Board of Directors in a manner adverse to Ecolab (such action, an “Apergy Change in Recommendation”).

Notwithstanding the foregoing, the Apergy Board of Directors may, at any time prior to receiving stockholder approval of the Share Issuance, make an Apergy Change in Recommendation in response to:

•	receipt by Apergy of an unsolicited, bona fide written Acquisition Proposal if Apergy has not violated the provisions described in “No Solicitation of Transactions” above; or

•	the occurrence of an Intervening Event, which is defined below;

provided, in each case, the Apergy Board of Directors determined in its good faith judgment, after consultation with outside legal counsel, that the failure to make an Apergy Change in Recommendation would reasonably be likely to constitute a breach of its fiduciary duties under applicable law, and, with respect to receipt of such Acquisition Proposal pursuant to the first bullet above, that such Acquisition Proposal constitutes an Apergy Superior Proposal.

Under the Merger Agreement, the term “Intervening Event” means a material development or change in circumstances that was not known or reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to the Apergy Board of Directors on the date of the Merger Agreement occurs or arises after the date of the Merger Agreement, which material development or change in circumstances becomes known to the Apergy Board of Directors prior to the approval of the Share Issuance; in each case other than (i) any action taken by either party pursuant to and in compliance with the affirmative covenants related to regulatory actions in the Merger Agreement; or (ii) the receipt, existence of or terms of an Acquisition Proposal with respect to Apergy or an Acquisition Inquiry with respect to Apergy or the consequences thereof.

Prior to the Apergy Board of Directors making an Apergy Change in Recommendation, the Apergy Board of Directors is required to notify and negotiate in good faith with Ecolab for a four (4) business day period.

The Merger Agreement provides that the Apergy Board of Directors is not prohibited from making disclosures to its stockholders of any Acquisition Proposal under applicable law or Rule 14e-2(a) or Rule 14d-9 of the Securities Exchange Act of 1934, as amended, or from making any other disclosures to its stockholders if the Apergy Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure of the to make such disclosure would constitute a breach of its fiduciary duties under applicable law. Any Apergy Change in Recommendation will not affect, modify or supplement the definition of Apergy Change in Recommendation (as such term is described under the heading “The Transaction Agreements—The Merger Agreement—Board Recommendation”) (or to the consequences thereof in accordance with the Merger Agreement).

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	access to each of Apergy’s and ChampionX’s representatives and assets and to all existing books, records, work papers and other documents and related information;

•	advance consent requirements for public announcements concerning the Merger Agreement and the Transactions;

•	the listing of the shares of Apergy common stock issued in the Merger on the NYSE;

•	the resignation of certain officers, managers and/or directors of ChampionX and its subsidiaries;

•	headquarters of the combined company;

•	Apergy’s and Ecolab’s obligations to take all actions necessary to cause Merger Sub and ChampionX, respectively, to perform their respective obligations under the Merger Agreement;

•

financial statements for the ChampionX Business that Ecolab will provide to Apergy on a quarterly and annualized basis between the signing of the Merger Agreement and the consummation of the Merger; and

•	Apergy’s, Ecolab’s and ChampionX’s obligations to use their respective reasonable best efforts to cause the delivery of certain tax opinions and tax rulings.

Conditions to the Merger

The obligations of the parties to the Merger Agreement to consummate the Merger are subject to the satisfaction or waiver, at or prior to the closing of the Merger, of each of the following conditions:

•

the effectiveness of the registration statement of Apergy and the registration statement of ChampionX, and the absence of any stop order issued by the SEC or any pending proceeding before the SEC seeking a stop order with respect thereto, and the expiration of any offer or notice period under stock exchange rules or securities laws in connection with the Distribution;

•	the approval by Apergy stockholders of the Share Issuance;

•	the consummation of the transactions contemplated by the Separation Agreement;

•	the execution of certain ancillary agreements contemplated by the Separation Agreement;

•

the expiration or termination of any applicable waiting period under the HSR Act, and receipt of any other applicable consents, authorizations, orders or approvals required under certain competition laws;

•	the approval for listing on the NYSE of the shares of Apergy common stock to be issued in the Merger; and

•	the absence of any law or order by a governmental authority that enjoins or makes illegal the consummation of the Merger.

Apergy’s and Merger Sub’s obligations to consummate the Merger are subject to the satisfaction or waiver, at or prior to the closing of the Merger, of each of the following additional conditions:

•

the accuracy, as of the date of the Merger Agreement, in all respects of Ecolab’s and ChampionX’s representation and warranty with respect to no effect, change, development, event or circumstance resulting in a material adverse effect on the ChampionX Business having occurred since September 30, 2019 through the date of the Merger Agreement;

•

the accuracy in all material respects of Ecolab’s and ChampionX’s representations and warranties (without giving effect to any materiality, material adverse effect or similar qualifiers) with respect to the authority of Ecolab and ChampionX and the binding nature of the Merger Agreement, ownership of Apergy common stock, and Ecolab’s financial advisors as of the date of the Merger Agreement and the date of the consummation of the Merger;

•

the accuracy and correctness in all respects of Ecolab’s and ChampionX’s representations and warranties with respect to the capital stock of ChampionX as of the date of the Merger (except for de minimis inaccuracies);

•

the accuracy in all respects of all other representations and warranties made by Ecolab and ChampionX in the Merger Agreement (without giving effect to any materiality, material adverse effect or similar qualifiers) as of the date of the Merger Agreement and the date of the consummation of the Merger , except as would not have a material adverse effect on the ChampionX Business;

•

the performance or compliance in all material respects by Ecolab and ChampionX and its subsidiaries of all covenants required to be complied with or performed by them on or prior to the effective time of the Merger under the Merger Agreement;

•	the absence of a ChampionX material adverse effect;

•	the execution by ChampionX and delivery by Ecolab of a certificate stating that the interests of ChampionX are not U.S. real property interests for purposes of certain Treasury Regulations; and

•	the execution by ChampionX and delivery by Ecolab of a certificate certifying that certain conditions above have been duly satisfied.

Ecolab’s and ChampionX’s obligations to consummate the Merger are subject to the satisfaction or waiver, at or prior to the closing of the Merger, of each of the following additional conditions:

•

the accuracy, as of the date of the Merger Agreement, in all respects of Apergy’s and Merger Sub’s representation and warranty with respect no effect, change, development, event or circumstance resulting in a material adverse effect on the Apergy business having occurred since September 30, 2019 through the date of the Merger Agreement, and with respect to Apergy having satisfied certain obligations under the Dover Tax Matters Agreement as of the date of the Merger Agreement;

•

the accuracy in all material respects of Apergy’s and Merger Sub’s representations and warranties (without giving effect to any materiality, material adverse effect or similar qualifiers) with respect to the authority of Apergy and the binding nature of the Merger Agreement, ownership of Ecolab common stock, the approval of Apergy’s stockholders required to consummate the Transactions, Apergy’s financial advisors, solvency, and opinions of Apergy’s financial advisors as of the date of the Merger Agreement and the date of the consummation of the Merger;

•

the accuracy in all respects of Apergy’s and Merger Sub’s representations and warranties with respect to the capital stock of Apergy as of the date of the Merger Agreement and the date of the consummation of the Merger (except for de minimis inaccuracies);

•

the accuracy in all respects of all other representations and warranties made by Apergy and Merger Sub in the Merger Agreement (without giving effect to any materiality, material adverse effect or similar qualifiers) as of the date of the Merger Agreement and the date of the consummation of the Merger, except as would not have a material adverse effect on Apergy and its subsidiaries;

•

the performance or compliance in all material respects by Ecolab and ChampionX and its subsidiaries of all covenants required to be complied with or performed by them on or prior to the effective time of the Merger under the Merger Agreement;

•	the absence of an Apergy material adverse effect;

•	Apergy’s compliance with its obligations in connection with the initial appointment of certain Ecolab board designees; and

•

the receipt by Ecolab of each of the Distribution Tax Opinion, the Merger Tax Opinion and the KPMG Tax Opinion, and the execution and delivery by Apergy of a certificate certifying that certain conditions above have been duly satisfied.

Termination

The Merger Agreement may be terminated prior to the consummation of the Merger by the mutual written consent of Ecolab and Apergy. Also, subject to certain qualifications and exceptions, either Ecolab or Apergy may terminate the Merger Agreement prior to the consummation of the Merger if:

•	the Merger has not been consummated by the End Date, subject to an automatic extension of 90 days in certain circumstances, if certain closing conditions have been satisfied;

•

any governmental authority has issued an order, decree or ruling or taken any other action having the effect of permanently enjoining the Merger, and such order, decree, ruling or other action has become final and nonappealable; or

•	Apergy’s stockholders fail to approve the Share Issuance at the special meeting of Apergy’s stockholders (including any adjournment thereof).

In addition, subject to specified qualifications and exceptions, Ecolab may terminate the Merger Agreement if:

•	prior to the approval of the Share Issuance by Apergy’s stockholders, an Apergy Triggering Event occurs, where an “Apergy Triggering Event” means the occurrence of any of the following:

•	the Apergy Board of Directors fails to recommend that Apergy’s stockholders vote in favor of the Share Issuance at Apergy’s special meeting, or have made an Apergy Change in Recommendation;

•	Apergy fails to include in its proxy statement the Apergy Board Recommendation;

•

Apergy fails to publicly recommend against any publicly announced Acquisition Proposal or publicly announced Acquisition Inquiry, and reaffirm the Apergy Board Recommendation, within 10 business days if so requested by Ecolab;

•	the Apergy Board of Directors approves, endorses or recommends any Acquisition Proposal;

•	Apergy enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal;

•

Apergy shall have materially breached its obligations described under the headings “—No Solicitation of Transactions” beginning on page 203 or shall have failed to take certain actions with respect to the Apergy special meeting of stockholders to approve the Share Issuance; or

•

any of Apergy’s or Merger Sub’s representations or warranties is inaccurate, or Apergy or Merger Sub has breached any covenant or agreement in the Merger Agreement, that would cause Ecolab’s obligation to consummate the Merger described above not to be satisfied, and such inaccuracy or breach is not cured by the earlier of 30 days after notice of the inaccuracy or breach, or is incapable of cure prior to three business days prior to the End Date.

In addition, subject to certain qualifications and exceptions, Apergy may terminate the Merger Agreement if:

•

any of Ecolab’s or ChampionX’s representations or warranties is inaccurate, or Ecolab or ChampionX has breached any covenant or agreement in the Merger Agreement, that would cause Apergy’s obligation to consummate the Merger described above not to be satisfied, and such inaccuracy or breach is not cured by the earlier of 30 days after notice of the inaccuracy or breach, or is incapable of cure prior to three business days prior to the End Date; or

•

prior to the approval of the Share Issuance by Apergy stockholders, (i) the Apergy Board of Directors authorizes Apergy, to the extent permitted by and subject to complying with the Merger Agreement, to enter into a definitive agreement with respect to an Apergy Superior Offer that did not result from a material breach of the Merger Agreement, (ii) concurrently with the termination of the Merger Agreement, Apergy enters into such definitive agreement providing for an Apergy Superior Offer and (iii) prior to or concurrently with such termination, Apergy pays to Ecolab the Termination Fee (See “—Termination Fee and Expenses Payable in Certain Circumstances”).

In the event of termination of the Merger Agreement, the Merger Agreement will terminate without any liability on the part of any party except as described below under “—Termination Fee and Expenses Payable in Certain Circumstances,” provided that nothing in the Merger Agreement will relieve any party of liability for fraud or for any willful and material breach of any of its covenant or obligations set forth in the Merger Agreement.

Termination Fee and Expenses Payable in Certain Circumstances

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, Apergy is required to pay Ecolab a termination fee of $89.8 million, less any amounts actually previously paid to Ecolab in connection with the Ecolab Expense Reimbursement described below in this section. The circumstances under which this termination fee would be payable include:

•	if Ecolab terminates the Merger Agreement following the occurrence of an Apergy Triggering Event, or

•

if Apergy terminates the Merger Agreement to enter into a definitive agreement with respect to an Apergy Superior Offer as described above in the final bullet point under the heading “—Termination” beginning on page 208.

In addition, if the Merger Agreement is terminated under any of the circumstances listed below, and (1) prior to the termination of the Merger Agreement, an Acquisition Proposal is publicly announced or otherwise communicated to the Apergy Board of Directors or management and not withdrawn and (2) within twelve months of the termination of the Merger Agreement Apergy enters into a definitive agreement with respect to an Acquisition Proposal or consummates an Acquisition Proposal (whether or not the applicable Acquisition Proposal is the same as the original Acquisition Proposal publicly announced or communicated and where the definition of “Acquisition Proposal” is revised such that all references to “20%” instead refer to “50%”), then Apergy must pay Ecolab the $89.8 million termination fee, less any amounts actually previously paid to Ecolab in connection with the Ecolab Expense Reimbursement described below in this section:

•	if the Merger Agreement is terminated by Ecolab or Apergy because the transactions contemplated by the Merger Agreement have not been consummated prior to the End Date;

•

if the Merger Agreement is terminated by either Ecolab or Apergy due to the failure to obtain approval from Apergy stockholders of the Share Issuance Proposal at the special meeting of Apergy’s stockholders; or

•

if the Merger Agreement is terminated by Ecolab because Apergy has committed an uncured or incurable breach of any representation, warranty, covenant or agreement in the Merger Agreement such that the conditions to the closing of the Merger would not be satisfied.

If the Merger Agreement is terminated because Apergy’s stockholders fail to approve the Share Issuance Proposal at the meeting of Apergy stockholders, Apergy is obligated to reimburse Ecolab in cash for fees and expenses incurred by Ecolab in connection with the Transactions in an amount equal to $25.0 million in the aggregate. We refer to this reimbursement as the Ecolab Expense Reimbursement.

Except for expenses in connection with the termination of the Merger Agreement, which are discussed immediately above, the Merger Agreement provides that each party will generally pay all of its own fees and expenses, whether or not the Merger is completed, other than certain filing, printing and mailing costs, which are shared equally between Apergy and Ecolab.

Specific Performance

In the Merger Agreement, the parties have agreed that any breach of the Merger Agreement by any party could not be adequately compensated by monetary damages alone and that the parties would not have any adequate remedy at law. Accordingly, the parties have agreed that in addition to any other right or remedy to which a party may be entitled at law or in equity, the parties shall be entitled to specific performance and injunctive or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without the requirement for the posting of any bond.

Amendments

The Merger Agreement may not be amended or modified except by an instrument in writing duly signed by an authorized representative of each party to the Merger Agreement.

The Separation Agreement

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation Agreement, which is incorporated by reference in this prospectus. Apergy stockholders and Ecolab stockholders are urged to read the Separation Agreement in its entirety. This description of the Separation Agreement has been included to provide Apergy stockholders and Ecolab stockholders with information regarding its terms. The rights and obligations of the parties under the Separation Agreement are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this prospectus. It is not intended to provide any other factual information about Apergy, Merger Sub, Ecolab or ChampionX. Information about Apergy, Merger Sub, Ecolab or ChampionX can be found elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. See “Where You Can Find Additional Information; Incorporation by Reference.”

Overview

The Separation Agreement provides for the separation of the ChampionX Business from Ecolab’s other businesses. Among other things, the Separation Agreement identifies those assets of Ecolab related to the ChampionX Business that are to be transferred to, and those liabilities of Ecolab related to the ChampionX Business that are to be assumed by, ChampionX, and describes when and how these transfers and assumptions will occur. The Separation Agreement also includes procedures by which Ecolab and ChampionX will become separate and independent companies. The matters addressed by the Separation Agreement include, but are not limited to, the matters described below.

Transfer of Assets and Assumption of Liabilities

Generally, pursuant to, and subject to the terms and conditions contained in the Separation Agreement, Ecolab and ChampionX have agreed to take certain steps, which we refer to as the Separation, to result in ChampionX and its subsidiaries owning and operating the ChampionX Business, and Ecolab and its subsidiaries owning and operating the businesses of Ecolab other than the ChampionX Business, which such other businesses we refer to as the Ecolab Retained Business, including:

•	Ecolab and its subsidiaries will transfer to ChampionX certain assets related to the ChampionX Business, and ChampionX will assume certain liabilities related to the ChampionX Business; and

•	Ecolab will retain assets and liabilities that are not transferred to, or assumed by, ChampionX in the Separation.

Pursuant to the terms of the Separation Agreement, the Separation will be completed at or prior to the time at which the Distribution occurs, which we refer to as the Separation effective time.

The assets to be transferred or assigned to ChampionX include, among other things, the following assets of Ecolab (subject to certain exceptions and the terms and conditions contained in the Separation Agreement):

•	all interests in the capital stock of, or any other equity interests in, certain subsidiaries of Ecolab;

•

all current assets of the ChampionX Business as of the Separation effective time, to the extent (1) reflected on the unaudited interim combined balance sheet of ChampionX and its subsidiaries provided to Apergy in connection with the Transactions, which we refer to as the ChampionX balance sheet, or (2) acquired subsequent to the date of the ChampionX balance sheet which, had they been so acquired on or before such date and owned as of such date, would have been reflected on the ChampionX balance sheet if prepared on a consistent basis, subject to any dispositions of any of such assets subsequent to the date of the ChampionX balance sheet;

•	any and all assets that are expressly provided by the Separation Agreement or ancillary agreements as assets which have been or are to be transferred to or retained by ChampionX or its subsidiaries;

•

certain rights, title and interest in and to real property owned or leased by Ecolab or its subsidiaries which Ecolab and Apergy have identified and agreed are to be transferred to the ChampionX Business;

•

all contracts to which ChampionX or Ecolab or any Ecolab subsidiary is a party as of immediately prior to the Separation effective time that are exclusively related to the ChampionX Business or ChampionX’s intellectual property, and any rights or claims arising thereunder;

•	all intellectual property (other than patents) that is exclusively related to the ChampionX Business;

•	certain scheduled patents which Ecolab and Apergy have identified and agreed should be transferred;

•	all regulatory property exclusively related to the ChampionX Business and other regulatory property which Ecolab and Apergy have identified and agreed should be transferred;

•

all licenses, permits, registrations, approvals and authorizations which have been issued by any governmental body and (1) which relate exclusively to, or are used exclusively in, the ChampionX Business or (2) which are solely associated with or related to any ChampionX leased or owned real property, but, in each case, only to the extent transferable;

•	certain information (including, among other things, books and records and financial and business information) exclusively related to, or exclusively used in, the ChampionX Business;

•

certain IT assets that are exclusively used or exclusively held for use in the ChampionX Business, and certain IT assets which Ecolab and Apergy have identified and agreed are related to the ChampionX Business;

•	certain office equipment and furnishings located at any of ChampionX’s real property, whether owned or leased;

•	any and all goodwill of the ChampionX Business and of certain ChampionX intellectual property;

•	all rights to causes of action, lawsuits, judgments, claims and demands that are, in each case, related exclusively to the ChampionX Business; and

•	all other assets not expressly covered above that are exclusively used and held for use in the ChampionX Business immediately prior to the Separation effective time.

The Separation Agreement provides that the assets to be transferred or assigned to ChampionX will not in any event include, among other things, any of the following assets which shall be retained by Ecolab:

•	any and all assets that are expressly contemplated by the Separation Agreement or any ancillary agreement as assets to be retained by Ecolab or any of its subsidiaries;

•	any and all assets that are owned, leased or licensed, at or prior to the Separation effective time, by Ecolab and/or any of its subsidiaries, that are not ChampionX assets as described above;

•	any and all assets that are acquired or otherwise become an asset of Ecolab or its subsidiaries after the Separation effective time;

•	all intellectual property owned or controlled by Ecolab and/or any of its subsidiaries (other than the intellectual property to be transferred or assigned to ChampionX as described above);

•

all regulatory property (other than the regulatory property to be transferred or assigned to ChampionX as described above) and any regulatory property licensed to ChampionX pursuant to any ancillary agreement; and

•	any and all company insurance policies of Ecolab and its subsidiaries.

The Separation Agreement provides that the liabilities that are to be assumed by ChampionX include, among other things, the following liabilities of Ecolab (subject to the terms and conditions contained in the Separation Agreement):

•

any and all liabilities to the extent arising out of or resulting from the operation or conduct of the ChampionX Business, as conducted at any time prior to, at or after the Separation effective time (including any liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent, distributor or representative (whether or not such act or failure to act is or was within such person’s authority) of the ChampionX or its subsidiaries);

•

any and all liabilities relating to the operation or conduct of any business (other than the ChampionX Business) conducted by ChampionX or its subsidiaries at any time after the Separation effective time (including any liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent, distributor or representative (whether or not such act or failure to act is or was within such person’s authority) of the ChampionX or its subsidiaries);

•	any and all liabilities to the extent arising out of or relating to any of the ChampionX assets described above, whether arising before, at or after the Separation effective time;

•

any and all liabilities that are expressly provided by the Separation Agreement or any of the ancillary agreements as liabilities to be assumed by ChampionX or its subsidiaries, and all agreements, obligations and liabilities of ChampionX or its subsidiaries under Separation Agreement or any of the ancillary agreements;

•

the current liabilities as of the Separation effective time of the ChampionX Business as described on and to the extent (1) reflected on the ChampionX balance sheet or (2) incurred subsequent to the date of the ChampionX balance sheet which, had they been so incurred on or before such date, would have been reflected on the ChampionX balance sheet if prepared on a consistent basis, subject to any discharge of any of such liabilities subsequent to the date of the ChampionX balance sheet;

•

any and all liabilities relating to, arising out of, or resulting from, whether prior to, at or after the Separation effective time, any infringement, misappropriation or other violation of any intellectual property of any other person related to the conduct of the ChampionX Business;

•	certain environmental liabilities which Ecolab and Apergy have specified;

•

any and all liabilities relating to, arising out of or resulting from any legal proceeding related to the ChampionX Business, including the legal proceedings which Ecolab and Apergy have identified and agreed are related to the ChampionX Business; and

•

any and all liabilities relating to, arising out of or resulting from any indebtedness of the ChampionX Business or its subsidiaries or any indebtedness secured by any of the ChampionX assets described above.

The Separation Agreement provides that the liabilities that are to be assumed by ChampionX will not in any event include, among other things, any of the following liabilities which shall be retained by Ecolab:

•	all liabilities of Ecolab and its subsidiaries that are not ChampionX liabilities; and

•	any liabilities which Ecolab and Apergy have identified and agreed are not related to the ChampionX Business.

Delayed Transfers; Separation of Guarantees

The Separation Agreement provides that, to the extent that any transfers of assets or assumptions of liabilities contemplated by the Separation Agreement have not been consummated prior to the Separation effective time, the parties have agreed to cooperate and use commercially reasonable efforts to effect such transfers or assumptions as promptly as practicable, and to hold such assets or liabilities for the benefit of the appropriate party so that the benefits and burdens relating to such asset or liability inure to the party entitled or obligated to receive or assume such asset or liability. Ecolab, ChampionX and Apergy have further agreed to cooperate with each other in good faith and use commercially reasonable efforts to take all actions, and to do all things reasonably necessary to consummate and make effective the transactions contemplated by the Separation Agreement and other transaction agreements. Additionally, ChampionX and Ecolab have agreed to use reasonable best efforts to remove ChampionX and its subsidiaries as guarantors of liabilities retained by Ecolab and its subsidiaries and to remove Ecolab and its subsidiaries as guarantors of liabilities to be assumed by ChampionX.

Further, Ecolab and ChampionX have agreed to cooperate and ChampionX has agreed to use reasonable best efforts to replace certain credit support instruments (which include certain letters of credit, performance bonds, surety bonds, bankers’ acceptances, and other similar arrangements) issued by Ecolab or its subsidiaries on behalf of or in favor of any member of ChampionX and its subsidiaries or the ChampionX Business as promptly as reasonably practicable with a credit support instrument from ChampionX or one of its subsidiaries as of the Separation effective time.

The Cash Payment

The Separation Agreement provides that in connection with the Separation, ChampionX will pay to Ecolab an amount equal to $525 million plus an estimate of the aggregate amount of certain taxes paid by Ecolab prior to the Separation effective time that are allocated to Apergy under the Tax Matters Agreement (which amount shall not exceed $12 million) with such funds to be obtained in part from ChampionX incurring new indebtedness.

Cash Management

Prior to the Distribution, Ecolab and its subsidiaries will be entitled to use, retain or otherwise dispose of all cash generated by the ChampionX Business and the ChampionX assets. Subject to the terms and conditions of the Merger Agreement, all cash and cash equivalents held by ChampionX and its subsidiaries at the time of the Distribution will be treated as assets of ChampionX and will remain with ChampionX following the Distribution, and all cash and cash equivalents held by Ecolab and its subsidiaries as of the Distribution will remain with Ecolab following the Distribution. Ecolab has agreed to cause ChampionX to have at least $45 million in cash and cash equivalents remaining in the business as of immediately prior to the Separation effective time.

Intercompany Accounts and Intercompany Agreements

Ecolab and Apergy have agreed that, no later than the Separation effective time, all intercompany accounts between Ecolab and ChampionX will be settled or otherwise terminated, except for any such account that expressly arises pursuant to certain continuing arrangements or guarantees and credit support instruments. In addition, subject to certain limited exceptions, each contract between Ecolab and ChampionX will be terminated at or prior to the Separation effective time.

Conditions to the Distribution

Ecolab’s obligation to consummate the Distribution is subject to the fulfillment or waiver by Ecolab of each of the following conditions:

•	the Contribution (including the execution and delivery of certain ancillary agreements) having been consummated;

•	Ecolab having received the Cash Payment from ChampionX; and

•	each of the conditions precedent to the Merger Agreement having been satisfied.

Apergy Guarantee

Apergy has agreed to guarantee, after the Merger becomes effective, the prompt payment, in full, when due, of any payment obligations of ChampionX and its subsidiaries to Ecolab under the Separation Agreement, the Merger Agreement, and certain ancillary agreements, and the prompt performance, when due, of all other obligations of ChampionX and its subsidiaries under the Separation Agreement, the Merger Agreement and certain ancillary agreements after the effective time of the Merger.

Shared Contracts

Certain shared contracts will be assigned or amended to facilitate the Separation. If such contracts are not able to be assigned or amended, for a period of six months, Apergy, Ecolab and ChampionX are required to use commercially reasonable efforts to cause the appropriate party to receive the benefit of the contract after the Separation effective time.

Release of Claims and Indemnification

Except as otherwise provided in the Separation Agreement or any ancillary agreement, each party will release and forever discharge the other party and its subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Separation. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Separation pursuant to the Separation Agreement or any ancillary agreement. These releases will be subject to certain exceptions set forth in the Separation Agreement.

The Separation Agreement contains certain cross-indemnities that, except as otherwise provided in the Separation Agreement, are principally designed to place financial responsibility for the obligations and liabilities allocated to ChampionX under the Separation Agreement with ChampionX and financial responsibility for the obligations and liabilities allocated to Ecolab under the Separation Agreement with Ecolab. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents from any losses arising out of or due to:

•	the liabilities or alleged liabilities each party assumed or retained pursuant to the Separation Agreement;

•	the assets each party assumed or retained pursuant the Separation Agreement;

•	the operation of each such party’s business, whether prior to, at, or after the Distribution; and

•	any breach by ChampionX or Ecolab of any provision of the Separation Agreement or any other agreement unless such other agreement expressly provides for separate indemnification therein.

Each party’s aforementioned indemnification obligations will be uncapped, provided that the amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds (net of premium increases) received by the party being indemnified. The Separation Agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed by the Tax Matters Agreement.

Net Debt Adjustment

The Separation Agreement provides for a net debt adjustment with customary reconciliation mechanics, measured as of 11:59 p.m. on the day prior to the Distribution Date. Under the Separation Agreement, “Net Debt Adjustment” means an amount equal to (i) $480 million plus (ii) the final closing cash, plus (iii) the final Tax Amount (which shall not exceed $12 million), minus (iv) the final closing indebtedness, which sum of (i) through (iv) can be either a positive or negative number or zero.

Insurance

From and after the Separation effective time, ChampionX and its subsidiaries will cease to be insured by certain Ecolab company insurance policies, except with respect to certain insurance policies relating to indemnifiable losses, and insurance policies providing coverage on an occurrence basis for a period of three years following the Separation effective time. Under the Separation Agreement, the parties have agreed that from and after the Separation effective time, ChampionX and its subsidiaries (and not Ecolab or any of its subsidiaries) will be responsible for establishing any insurance programs that ChampionX requires.

Covenant Not to Compete

Apergy has agreed that, for three years after the date of the Separation effective time, subject to certain exceptions, it will not, and will cause its subsidiaries not to, without the prior written consent of Ecolab, engage in, manage or operate, anywhere in the world, or own an equity interest in any person or entity who engages in, manages or operates anywhere in the world, in any business that directly competes with the Apergy Restricted Business. The Apergy Restricted Business means the businesses of manufacturing, distribution and sale of the products described in the terms “Water” and “Downstream Field” as defined in the Intellectual Property Matters Agreement. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Intellectual Property Matters Agreement” beginning on page 224. The parties have agreed that this restriction does not prohibit or restrict Apergy or any of its affiliates (other than ChampionX or its subsidiaries), on or after the date of the Separation effective time, in any manner whatsoever, from engaging in any business of Apergy or any such affiliate in any area or market with respect to any equipment and related after-market services, digital hardware, software, analytics and services.

Ecolab has agreed that, for three years after the date of the Separation effective time, subject to certain exceptions, it will not, and will cause its subsidiaries not to, without the prior written consent of Apergy, engage in, manage or operate, anywhere in the world, or own an equity interest in any person or entity who engages in, manages or operates anywhere in the world, in any business that directly competes with the Ecolab Restricted Business. The Ecolab Restricted Business means the businesses of manufacturing, distribution and sale of the products described in the term “Upstream Field” as defined in the Intellectual Property Matters Agreement. See “Additional Agreements Related to the Separation, the Distribution and the Merger—Intellectual Property Matters Agreement” beginning on page 224.

Term and Termination

The Separation Agreement terminates if, at any time before the Distribution, the Merger Agreement is terminated.

ADDITIONAL AGREEMENTS RELATED TO THE SEPARATION, THE DISTRIBUTION AND THE MERGER

Apergy Credit Facility

Apergy is a party to that certain Credit Agreement dated as of May 9, 2018 (the “Apergy Credit Agreement” and as amended by the First Amendment to Apergy Credit Agreement (as defined below) the “Amended Apergy Credit Agreement”) together with the lenders and issuing banks party thereto (the “Apergy Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent (the “Apergy Administrative Agent”), pursuant to which Apergy incurred a senior secured term loan in an original aggregate principal amount of $415 million and a senior secured revolving credit facility with initial commitments of $250 million (collectively, the “Apergy Credit Facility”). In addition, on February 14, 2020, Apergy entered into a First Amendment to Credit Agreement (the “First Amendment to Apergy Credit Agreement”) together with certain of the Apergy Lenders and the Apergy Administrative Agent to amend certain provisions of the Apergy Credit Agreement, including, among others, an increase of the revolving commitments under the Apergy Credit Agreement in connection with the consummation of the Transactions, by an amount up to $150 million. The proceeds of advances under the credit facility will be available for general corporate and working capital purposes. The term loan credit facility will mature seven years after the date of the Apergy Credit Agreement and the revolving credit facility will mature five years after the date of the Apergy Credit Agreement.

Certain subsidiaries of Apergy organized in the United States are guarantors of the Apergy Credit Facility. In connection with the consummation of the Transactions, ChampionX and certain of its subsidiaries organized in the United States shall become guarantors of the Apergy Credit Facility.

Amounts outstanding under the term loan credit facility bear interest, at the option of Apergy, at a rate equal to (a) LIBOR, plus 2.50% or (b) the highest of (i) the NYFRB Rate plus 1/2 of 1%, (ii) the Prime Rate, and (iii) LIBOR plus 1.00%, plus 1.50%. Amounts outstanding under the revolving credit facility bear interest, at the option of Apergy, at a rate equal to (a) LIBOR, plus an applicable margin ranging between 1.75% and 2.50% based on Apergy’s consolidated total leverage ratio or (b) the highest of (i) the NYFRB Rate plus 1/2 of 1%, (ii) the Prime Rate, and (iii) LIBOR plus 1.00%, plus an applicable margin ranging between 0.75% and 1.50% based on Apergy’s consolidated total leverage ratio. In addition, Apergy pays a commitment fee on the undrawn portion of the commitments in respect of the revolving credit facility ranging between 0.25% and 0.40% based on Apergy’s consolidated total leverage ratio.

Apergy is subject to various affirmative and negative covenants and reporting obligations under the Apergy Credit Agreement. These include, among others, limitations on indebtedness, liens, investments, fundamental changes, assets sales and other dispositions, restricted payments, transactions with affiliates and sale and leaseback transactions and maintenance of certain financial covenants, in each case subject to customary exceptions for a credit facility of its size and type. The Apergy Credit Agreement also includes customary representations and warranties made by Apergy and its subsidiaries.

Events of default under the Apergy Credit Agreement include non-payment of amounts due to the lenders, violation of covenants, incorrect representations, defaults under other material indebtedness, judgments and specified insolvency-related events, certain ERISA events, the occurrence of a change of control of Apergy, and invalidity of loan documents, subject to, in certain instances, specified thresholds, cure periods and exceptions.

ChampionX Credit Facility

In connection with the Transactions and as further described in that certain Commitment Letter dated December 18, 2019 (the “Commitment Letter”) among ChampionX Holding Inc., Bank of America, N.A. (“BAML”) and BOFA Securities, Inc. (“BOFA” and, together with BAML, the “Commitment Parties”), ChampionX will enter into a $537 million senior secured term loan credit facility (the “ChampionX Credit

Facility”) to finance a distribution to Ecolab and otherwise pay certain expenses in connection with the Transactions. The funding of the term loans under the ChampionX Credit Facility will occur on the date (the “Closing Date”) of the consummation of the Transactions. The ChampionX Credit Facility will mature seven years after the Closing Date.

Certain subsidiaries of ChampionX organized in the United States shall be guarantors of the ChampionX Credit Facility. In connection with the consummation of the Transactions, Apergy and certain of its subsidiaries organized in the United States shall become guarantors of the ChampionX Credit Facility.

Amounts outstanding under the ChampionX Credit Facility will bear interest, at the option of ChampionX, at a rate equal to (a) LIBOR, plus 2.50% or (b) the highest of (i) the NYFRB Rate plus 1/2 of 1%, (ii) the Prime Rate, and (iii) LIBOR plus 1.00%, plus 1.50%.

ChampionX will be subject to various affirmative and negative covenants and reporting obligations under the ChampionX Credit Facility. These will include, among others, limitations on indebtedness, liens, investments, fundamental changes, assets sales and other dispositions, restricted payments, transactions with affiliates and sale and leaseback transactions and maintenance of certain financial covenants, in each case subject to customary exceptions for a credit facility of its size and type. The ChampionX Credit Facility will also include customary representations and warranties made by ChampionX and its subsidiaries.

Events of default under the ChampionX Credit Facility will include non-payment of amounts due to the lenders, violation of covenants, incorrect representations, defaults under other material indebtedness, judgments and specified insolvency-related events, certain ERISA events, the occurrence of a change of control, and invalidity of loan documents, subject to, in certain instances, specified thresholds, cure periods and exceptions.

Employee Matters Agreement

On December 18, 2019, Ecolab, ChampionX and Apergy entered into an Employee Matters Agreement (the “EMA”) governing the allocation among them of certain assets, liabilities and responsibilities relating to employees, including compensation and benefit plans and programs.

Transfer of ChampionX and Ecolab Employees and Independent Contractors and Liability for Related Costs

Subject to certain exceptions, prior to the Separation effective time, Ecolab shall cause all employees and independent contractors of Ecolab and its subsidiaries who are exclusively or primarily engaged in the ChampionX Business, or are necessary for the ongoing operation of the ChampionX Business following the Separation effective time (such employees, the “ChampionX Employees,” and such independent contractors, the “ChampionX Independent Contractors”) to be transferred to ChampionX or certain subsidiaries of the ChampionX Business (the “ChampionX Group”). Ecolab will also cause all individuals employed by, or providing services to, Ecolab or its subsidiaries or affiliates who are not ChampionX Employees or ChampionX Independent Contractors (all such employees, the “Ecolab Employees,” and all such independent contractors, the “Ecolab Independent Contractors”) to be transferred from the ChampionX Group to Ecolab or certain of the Ecolab retained business subsidiaries (the “Ecolab Group”) prior to the Separation effective time.

If a ChampionX Employee employed by Ecolab does not agree to transfer his or her employment from Ecolab to ChampionX, Ecolab, after consulting with Apergy, will be permitted to increase the annual compensation of such employee or provide incentive bonuses (in the form of cash or equity-based awards) to incentivize such transfer, with any such increases in annual compensation limited to no more than 10% and any such incentive bonuses limited to a maximum of $750,000 in the aggregate and $75,000 per employee. The liability for these compensatory payments that are one-time payments will be divided equally between the ChampionX Group and Ecolab, and the ChampionX Group will be solely liable for any of these compensatory payments that are not one-time payments.

If a ChampionX Employee rejects an offer to transfer from Ecolab to ChampionX and is terminated from Ecolab as a result, the ChampionX Group will be responsible for 50% of the severance and termination costs of such terminated employee. If an Ecolab Employee rejects an offer to transfer from ChampionX to Ecolab and is terminated from ChampionX as a result, Ecolab will be responsible for 100% of the severance and termination costs of such terminated employee. The ChampionX Group will be responsible for 100% of any statutory severance or termination indemnity that arises upon transfer of ChampionX Employees from Ecolab to ChampionX, and Ecolab will be responsible for 100% of any statutory severance or termination indemnity that arises upon transfer of Ecolab Employees from ChampionX to Ecolab.

General Allocation of Liabilities

Generally, Ecolab will be responsible for all liabilities under all employee benefit plans, agreements and arrangements sponsored or contributed to by the Ecolab Group as well as liabilities relating to the employment or service (or termination of employment or service) of all Ecolab Employees, Ecolab Independent Contractors, as well as former employees and independent contractors of Ecolab and its subsidiaries and affiliates who were not associated with the ChampionX Business or a former ChampionX business. Generally, ChampionX will be responsible for all liabilities under all employee benefit plans, agreements and arrangements sponsored or contributed to exclusively by the ChampionX Group as well as liabilities relating to the employment or service (or termination of employment or service) of all ChampionX Employees, ChampionX Independent Contractors, and former employees and independent contractors of Ecolab and its subsidiaries or affiliates who were associated with the ChampionX Business or a former ChampionX business.

Treatment of Compensation and Benefit Arrangements; Terms of Employment

Except as required by a collective bargaining agreement or by law, from the Separation effective time until the first anniversary of the consummation of the Merger, Apergy (or ChampionX) is generally required to provide each ChampionX Employee who is employed by ChampionX following the Separation effective time (each, a “Transferred ChampionX Employee”) with (A) a base salary or hourly wage rate that is at least equal to the base salary or hourly wage rate that had then been provided to such employee, (B) an annual or short-term cash incentive target opportunity or sales commission opportunity no less favorable than those that had been then been provided to such employee, (C) health, welfare, and retirement benefits that are substantially similar to those that had then provided to such employee (without regard to any employee stock purchase plan, defined benefit pension plan benefits or post-employment benefit plan), and (D) severance benefits that are no less favorable than those that would have been provided to such employee, in each case as in effect immediately prior to the Separation effective time.

The ChampionX Group will generally provide each ChampionX Employee with credit for such employee’s prior service with any member of the Ecolab Group or ChampionX Group for purposes of eligibility, vesting, and determination of level of benefits under ChampionX employee benefit plans and arrangements for purposes of vacation and separation/end of service liabilities, to the extent such credit would not result in the duplication of benefits. Additionally, except to the extent prohibited by law, after the Separation effective time, Apergy or the ChampionX Group will use commercially reasonable efforts to waive all limitations as to preexisting conditions or waiting periods with respect to participation and coverage requirements applicable to Transferred ChampionX Employees under welfare plans sponsored by the ChampionX Group or Apergy, to the same extent that such conditions and waiting periods were satisfied or waived under an analogous Ecolab welfare plan, and to provide each Transferred ChampionX Employee with credit for any co-payments, deductibles or other out-of-pocket amounts paid during the then-current plan year under any such plans.

To the extent required by law or any collective bargaining agreement, Apergy and ChampionX will continue to maintain or to assume and honor all collective bargaining agreements and pre-existing collective bargaining relationships that apply to ChampionX Employees.

Health and Welfare Benefit Plans

Following the Separation effective time, each ChampionX Employee will cease to participate in Ecolab welfare plans. Instead, each ChampionX Employee will participate in welfare plans sponsored by the ChampionX Group that provide health and welfare benefits with terms that are substantially similar to those that had been previously provided to the applicable ChampionX Employee (with the exception of any Ecolab post-termination or post-retirement health and welfare benefit plan maintained primarily for U.S. individuals).

U.S. Savings Plans

Following the Separation effective time, the ChampionX Group will maintain one or more 401(k) plans in which each ChampionX Employee who participated in an Ecolab 401(k) plan will be eligible to participate (the “ChampionX U.S. Savings Plans”), with terms that are substantially similar to those that had been provided under the applicable Ecolab 401(k) plan and which provide for a 3% nonelective contribution. ChampionX Employees will cease participating in the Ecolab 401(k) plans and Ecolab will transfer in-kind the accounts (including any outstanding participant loan balances) in the Ecolab 401(k) plans of such ChampionX Employees and all of the assets related thereto to the applicable ChampionX U.S. Savings Plan.

U.S. Defined Benefit Plans; U.S. Post-Retirement and Post-Termination Benefit Plans

ChampionX Employees will cease accruing benefits under the Ecolab defined benefit pension plan, as well as under any Ecolab post-termination or post-retirement health and welfare benefit plan maintained primarily for U.S. individuals (the “Ecolab U.S. OPEB Plans”). Ecolab will retain all assets and liabilities relating to the Ecolab defined benefit pension plan and the Ecolab U.S. OPEB Plans, including liability for benefits accrued thereunder by ChampionX Employees and former employees and independent contractors of Ecolab and its subsidiaries or affiliates who were associated with the ChampionX Business or a former ChampionX business.

Ecolab Deferred Compensation Plans

Effective no later than the Separation effective time, each Transferred ChampionX Employee who is a participant in the Ecolab Mirror Savings Plan will cease participating in such plan and will begin participating in a non-qualified deferred compensation plan maintained by the ChampionX Group with terms that are substantially similar to those provided to the employee under the Ecolab Mirror Savings Plan as though such plan provided for a 3% nonelective contribution. Ecolab will retain all assets and liabilities relating to the Ecolab Mirror Savings Plan in respect of Ecolab Employees and generally in respect of ChampionX Employees and former employees and independent contractors of Ecolab and its subsidiaries or affiliates who were associated with the ChampionX Business or a former ChampionX business.

Ecolab Canadian Retirement Plans

Effective no later than the Separation effective time, each ChampionX Employee who is a participant in a Canadian savings, registered savings or pension plan sponsored or maintained by the Ecolab Group (the “Ecolab Canadian Retirement Plans”) shall cease such participation and will participate in one or more Canadian savings and/or pension plans maintained by the ChampionX Group (the “ChampionX Canadian Retirement Plans”) with terms that are substantially similar to those previously provided to the applicable employee under the Ecolab Canadian Savings Plans, and Ecolab will transfer the accounts in-kind (including any outstanding participant loan balances) in the Ecolab Canadian Retirement Plans for such employees and all of the assets related thereto to the applicable ChampionX Canadian Retirement Plan.

Non-U.S. Plans – Generally

Generally, Apergy and ChampionX will be liable for each employee benefit plan or arrangement sponsored by Ecolab or ChampionX that is maintained primarily for individuals who are located outside of the United States

(“Non-U.S. Plans”) that relate to ChampionX Employees, ChampionX Independent Contractors and former employees and independent contractors of Ecolab and its subsidiaries or affiliates who were associated with the ChampionX Business or a former ChampionX business, and any assets held in respect of such Non-U.S. Plans will be transferred to ChampionX. Generally, Ecolab will be liable for Non-U.S. Plans relating to Ecolab Employees, Ecolab Independent Contractors and former employees and independent contractors of Ecolab and its subsidiaries and affiliates who were not associated with the ChampionX Business or a former ChampionX business.

Certain Non-U.S. Defined Contribution Plans

Each ChampionX Employee who is a participant in certain specified defined contribution plans sponsored or maintained by the Ecolab Group will cease such participation and begin participating in a defined contribution plan maintained by the ChampionX Group with terms that are substantially similar to those that were previously provided to the applicable employee, and, to the extent permitted by law, Ecolab will transfer the accounts (including any outstanding participant loan balances) in the applicable Ecolab defined contribution plans and all assets related thereto to such ChampionX plans.

Non-U.S. Defined Benefit Plans

Effective no later than the Separation effective time, except as required by law or by a collective bargaining agreement, ChampionX Employees will cease accruing benefits under all Non-U.S. Plans that are defined benefit pension plans (“Non-U.S. Defined Benefit Plans”). Except as required by law, Ecolab will retain all assets and liabilities relating to these plans, aside from certain Non-U.S. Defined Benefit Plans specified in an exhibit to the EMA.

Individual Agreements

Effective no later than the Separation effective time, to the extent permitted by the terms of such agreements and by law, the Ecolab Group will assign to the ChampionX Group all individual employment, retention, severance, change of control, expatriate, and restrictive covenant agreements (“Individual Agreements”) between the Ecolab Group and a ChampionX Employee and the ChampionX Group will assign to the Ecolab Group all Individual Agreements between the ChampionX Group and an Ecolab Employee.

Additionally, effective no later than the Separation effective time, ChampionX will assume 14 severance agreements between Ecolab and certain ChampionX Employees as set forth on an exhibit to the EMA, and Apergy and ChampionX agree under the EMA that certain rights will be triggered under these agreements as a result of the Transactions.

Treatment of Ecolab Equity Awards

Treatment of Ecolab Stock Options: Each option to purchase shares of Ecolab common stock (an “Ecolab Option”) that is outstanding immediately prior to the effective time of the Merger and that is held by a ChampionX Employee, whether vested or unvested, will automatically be assumed by Apergy at the effective time of the Merger (each, an “Apergy Option”) and will be subject to the same terms and conditions as were applicable to the corresponding Ecolab Option immediately prior to the effective time of the Merger, except that each Apergy Option shall (i) relate to a number of shares of Apergy common stock (with each discrete grant rounded down to the nearest whole share) equal to the product of (x) the number of shares of Ecolab common stock issuable upon the exercise of the corresponding Ecolab Option immediately prior to the effective time of the Merger and (y) the Equity Award Adjustment Ratio, and (ii) have a per-share exercise price (rounded up to the nearest whole cent) equal to the quotient determined by dividing (x) the per share exercise price of the corresponding Ecolab Option by (y) the Equity Award Adjustment Ratio. “Equity Award Adjustment Ratio” means (A) the closing trading price per share of Ecolab common stock divided by (B) the closing trading price per share of Apergy common stock, in both cases as determined immediately prior to the Separation effective time.

Treatment of Ecolab Restricted Stock Units: Each award granted by Ecolab that was denominated as a “Restricted Stock Unit” under the terms of the applicable Ecolab equity plan and the related award agreement (each, an “Ecolab Restricted Stock Unit”) that is outstanding immediately prior to the effective time of the Merger and that is held by a ChampionX Employee, whether vested or unvested, shall automatically be assumed by Apergy at the effective time of the Merger (each, an “Apergy Restricted Stock Unit”) and will be subject to the same terms and conditions as were applicable to the corresponding Ecolab Restricted Stock Unit immediately prior to the effective time of the Merger, except that each grant of Apergy Restricted Stock Units shall (i) relate to that number of shares of Apergy common stock (with each discrete grant rounded up to the nearest whole share) equal to the product of (x) the number of shares of Ecolab common stock that were issuable upon the vesting of such Ecolab Restricted Stock Units immediately prior to the effective time of the Merger and (y) the Equity Award Adjustment Ratio and (ii) be subject to vesting solely based on continued service with the ChampionX Group and the Apergy Group.

Treatment of Ecolab Performance Based Restricted Stock Units: Each award granted by Ecolab that was denominated as a “Performance Stock Unit” under the terms of the applicable Ecolab equity plan and the related award agreement (each, an “Ecolab Performance Based Restricted Stock Unit”) that is outstanding immediately prior to the effective time of the Merger and that is held by a ChampionX Employee, whether vested or unvested, will be assumed by Apergy at the effective time of the Merger and converted into a restricted stock unit denominated in shares of Apergy common stock (each, an “Apergy Adjusted Performance Based Restricted Stock Unit”) and will be subject to the same terms and conditions as were applicable to the corresponding Ecolab Performance Based Restricted Stock Unit immediately prior to the effective time of the Merger, except that (i) the performance-based vesting conditions applicable to such Ecolab Performance Based Restricted Stock Unit immediately prior to the effective time of the Merger shall not apply from and after the effective time of the Merger, and (ii) each grant of Apergy Adjusted Performance Based Restricted Stock Units shall (x) relate to that number of shares of Apergy common stock (with each discrete grant rounded up to the nearest whole share) equal to the product of (A) the number of shares of Ecolab common stock that were issuable upon the vesting of such Ecolab Performance Based Restricted Stock Unit immediately prior to the effective time of the Merger assuming attainment of the applicable performance metrics at the target level of performance and (B) the Equity Award Adjustment Ratio and (y) be subject to vesting solely based on continued service with the ChampionX Group and the Apergy Group.

Ecolab Stock Purchase Plan: The administrator of the Ecolab Stock Purchase Plan will take all actions necessary and appropriate to provide that: (i) the purchase period (if any) established for the Ecolab Stock Purchase Plan during which the Record Date is to occur shall end at a reasonable time before the Record Date to allow participants to purchase shares of Ecolab common stock under the Ecolab Stock Purchase Plan prior to the Record Date; (ii) all participant payroll deductions and other contributions under the Ecolab Stock Purchase Plan shall cease on or before the Record Date; (iii) ChampionX Employees in the Ecolab Stock Purchase Plan will not be eligible to participate in any future purchase period that begins following the Record Date; (iv) any cash remaining in the Ecolab Stock Purchase Plan account of such ChampionX Employees will be refunded to such employees without interest as soon as administratively practicable; and (v) the next following purchase period will be established by the administrator of the Ecolab Stock Purchase Plan in its sole discretion.

Cash Incentive Programs

Prior to the Separation effective time, Ecolab will transfer to ChampionX the aggregate amount accrued by Ecolab through the Separation effective time in respect of all ChampionX Employees under any incentive compensation and sales commission program that is unpaid as of the Separation effective time (the “Accrued Incentive Amount”). For the remainder of the applicable cash incentive or sales commission period then in effect, and in addition to any applicable legal requirements, each applicable Transferred ChampionX Employee will continue to be eligible to receive an annual and/or short-term cash incentive bonus or sales commission payment in accordance with similar terms and conditions (except with regard to any performance-related metrics) as applied to such ChampionX Employee under the corresponding Ecolab annual or short-term incentive or sales commission program that previously applied to such employee, as equitably adjusted by the Compensation Committee of the Board of Ecolab in consultation with Apergy prior to the Separation effective time to the extent necessary to reflect the effect of the Transaction on the applicable performance metrics. The aggregate incentive amounts paid to these ChampionX Employees in respect of such cash incentive or sales commission period will not be less than the Accrued Incentive Amount.

Time-Off Benefits

Unless otherwise required pursuant to a collective bargaining agreement or applicable law, Apergy and ChampionX will credit each Transferred ChampionX Employee with the amount of accrued but unused vacation time, paid time-off and other time-off benefits that such ChampionX Employee had with the Ecolab Group, and will permit each such employee to use such time-off benefits in the same manner and upon substantially the same terms and conditions as under the applicable Ecolab policies that were in effect at the time of transfer of such employees.

Retention Bonuses

Any retention bonuses payable to a ChampionX Employee that become payable after the date on which the ChampionX Employee transfers to the ChampionX Group will be assumed by the ChampionX Group, to the extent that such bonuses (i) do not exceed $2 million in the aggregate and $75,000 per employee, (ii) are subject to continued employment with the ChampionX Group through the date that is six months following the Separation effective time unless earlier terminated without just cause, and (iii) are awarded in consultation with Apergy, including with respect to the terms and conditions thereof.

No Hire and No Solicitation of Employees

For (i) 24 months following the consummation of the Merger, for certain Ecolab Employees with certain compensation arrangements, and for (ii) 18 months following the consummation of the Merger, for other Ecolab Employees with certain compensation arrangements or titles, Ecolab and Apergy will not hire or solicit to hire, or solicit to enter, or enter into, a consulting agreement with, individuals who hold such positions on the Closing Date, as applicable. These restrictions will not apply to employees who have been involuntarily terminated without cause, or to employees who have voluntarily terminated employment, after six months from the date of termination of employment or such longer period as required by applicable law.

Tax Matters Agreement

In connection with the Transactions, ChampionX, Ecolab and Apergy will enter into a tax matters agreement effective as of the closing of the Merger that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the retention of records, the control of audits and other tax proceedings and other matters regarding taxes, including cooperation and information sharing with respect to tax matters. This summary is qualified by reference to the full text of the form of Tax Matters Agreement, which is incorporated by reference and is filed as an exhibit to the registration statement of which this prospectus is a part.

Allocation of Taxes

In general, under the Tax Matters Agreement, Ecolab will be responsible for any U.S. federal, state, local or foreign taxes (and any related interest, penalties or audit adjustments) of ChampionX and its subsidiaries attributable to Pre-Distribution Periods (as defined in the Tax Matters Agreement); provided, however, that ChampionX and Apergy will be responsible for up to the first $12 million, in the aggregate, of any U.S. federal, state, local or foreign taxes (and any related interest penalties or audit adjustments) of certain specifically identified ChampionX subsidiaries and any non-wholly owned ChampionX subsidiaries (solely to the extent such taxes are attributable to an equity interest in a non-wholly owned ChampionX subsidiary and ChampionX becomes liable for such taxes) for such taxable periods. Further, ChampionX and Apergy will also be responsible for up to the first $12 million, in the aggregate, of any Transfer Taxes and any Incremental Separation Taxes (each, as defined in the Tax Matters Agreement), which is referred to as the Tax Amount.

Other than as described in the paragraph immediately above, none of the parties’ obligations under the Tax Matters Agreement will be limited in amount or subject to any cap.

Indemnification Obligations

The Tax Matters Agreement generally provides for indemnification obligations between ChampionX and Apergy, on the one hand, and Ecolab, on the other hand. In particular, ChampionX and Apergy must indemnify Ecolab for (i) all taxes for which ChampionX and Apergy are responsible as described above, (ii) all taxes resulting from a breach by ChampionX or Apergy of any of its representations (but only to the extent relating to a breach occurring after the consummation of the Merger) or any of its covenants under the Tax Matters Agreement, (iii) all taxes resulting from an acquisition after the Distribution of any of the stock or assets of ChampionX or Apergy, other than as a result of the Merger or a repayment of the ChampionX Credit Facility or Apergy Credit Facility and (iv) reasonable costs and expenses (including reasonable attorneys’ fees and expenses) related to the foregoing.

In addition, Ecolab must indemnify ChampionX and Apergy for (i) all taxes for which Ecolab is responsible as described above, (ii) all taxes resulting from a breach by Ecolab of any of its representations or covenants under the Tax Matters Agreement, (iii) all taxes resulting from an acquisition of the stock or assets of Ecolab and (iv) reasonable costs and expenses (including reasonable attorneys’ fees and expenses) related to the foregoing.

If ChampionX and Apergy, on the one hand, and Ecolab, on the other hand, are both required to indemnify the other for a particular tax-related loss, then they each shall be responsible for 50% of such tax-related loss.

Preservation of the Intended Tax Treatment of Certain Aspects of the Transactions

ChampionX and Ecolab intend for the Contribution and Distribution, taken together, and certain internal restructuring transactions undertaken in the Separation, to qualify as generally tax-free to Ecolab and Ecolab’s stockholders under Sections 355 and 368(a)(1)(D) of the Code. ChampionX and Apergy intend for the Merger to qualify as tax-free to ChampionX and ChampionX’s stockholders under Section 368(a) of the Code.

Ecolab expects to receive the Distribution Tax Opinion, the Merger Tax Opinion and the KPMG Tax Opinion. In connection with the foregoing opinions, ChampionX, Ecolab, and Apergy have made and will make certain representations regarding the past and future conduct of their respective businesses and certain other matters.

ChampionX and Apergy will also agree to certain covenants that contain restrictions intended to preserve the intended tax treatment of the Transactions. ChampionX or Apergy, as applicable, may take certain actions prohibited by these covenants only if ChampionX or Apergy, as applicable, obtains and provides to Ecolab a tax ruling or an unqualified opinion from a tax counsel or accountant of recognized national standing, in each case, to the effect that such action would not jeopardize the intended tax treatment of the Transactions and that is reasonably satisfactory to Ecolab. ChampionX, Apergy and their respective subsidiaries, as applicable, will be barred from taking any action, or failing to take any action, where such action or failure to act adversely affects or could reasonably be expected to adversely affect the intended tax treatment of the Transactions, for all relevant time periods. In addition, during the time period ending two years after the date of the Distribution these covenants will include specific restrictions providing that ChampionX or Apergy may not:

•	discontinue the active conduct of the trade or business of ChampionX and certain ChampionX subsidiaries that are involved in the internal restructuring transactions undertaken in the Separation;

•

enter into any transaction or take certain other actions, or fail to take certain actions, that would, when combined with other changes in ownership of ChampionX (including the Merger) or Apergy, have the effect of causing or permitting one or more person to acquire 40% or more of the value or voting power of all outstanding shares of ChampionX or Apergy, as applicable, subject to certain exceptions;

•	engage in certain mergers or consolidations;

•	sell, transfer or otherwise dispose of 20% or more of the gross assets of the active trade or business of ChampionX or ChampionX’s subsidiaries, subject to certain exceptions;

•	redeem or repurchase Apergy’s stock unless certain requirements are met;

•

amend, or permit their subsidiaries to amend, their certificates of incorporation (or other organizational documents) or take any other action affecting the relative voting rights of any stock or stock rights of Apergy or ChampionX; or

•

with respect to the ChampionX Credit Facility or Apergy Credit Facility, modify or repay any portion of such financing other than pursuant to its terms, accelerate any payment of such financing, add any co-borrowers to such financing or cause any person to assume such financing.

In addition, during the time period ending three years after the date of the Distribution, these covenants will include specific restrictions relating to certain internal restructuring transactions undertaken in the Separation.

As discussed above, ChampionX and Apergy will generally agree to indemnify Ecolab and its affiliates against any and all tax-related liabilities incurred by them relating to the Separation, the Contribution and Distribution, the Merger and certain other related transactions to the extent caused by any of the actions prohibited under the tax-related covenants described above. This indemnification will apply even if Ecolab has permitted ChampionX or Apergy, as applicable, to take an action that would otherwise have been prohibited under the tax-related covenants described above.

Intellectual Property Matters Agreement

Ecolab and ChampionX will enter into an intellectual property matters agreement effective upon the closing of the Merger which will set forth the terms and conditions under which ChampionX may use, following the Transactions, certain patents, trademarks, and copyrights allocated to Ecolab pursuant to the Separation Agreement. The intellectual property matters agreement will also include a cross-license of certain know-how (including trade secrets) and the terms and conditions under which each party will maintain, support, transfer, or license certain designated product registrations and related data that are allocated to Ecolab or ChampionX, as applicable, pursuant to the Separation Agreement, but that are held or used by the other party as of the Separation effective time.

Subject to certain limitations, all licenses under the intellectual property matters agreement will be worldwide, royalty-free and sublicensable to the licensee’s affiliates and to third parties in the operation of the licensee’s business, but not for the independent use of any third party. The licenses will be limited by fields of use, which are generally directed to the licensee’s business, and, with the exception of the trademark licenses, will be exclusive with respect to certain fields of use and non-exclusive with respect to other fields of use.

The intellectual property matters agreement will include non-exclusive trademark licenses to enable ChampionX to use certain trademarks on a transitional basis to operate in its fields of use following the Separation effective time. ChampionX will phase-out use of the licensed trademarks within specified periods, except in the context of appropriate historical references or as required by regulatory requirements.

The intellectual property matters agreement will expire with respect to the licensed patents and copyrights, on a patent-by-patent and copyright-by-copyright basis, upon the expiration, invalidation or abandonment of such licensed patent or copyright, and with respect to licensed know-how, until such know-how no longer constitutes confidential information of the licensor. The terms of the trademark licenses will be specific to the licensed trademarks. The terms of the product registrations and related data licenses will be perpetual. The intellectual property matters agreement is terminable by a party upon the occurrence of certain conditions, including certain breaches of the agreement or exercise of rights outside of the licensed fields.

The intellectual property matters agreement will be assignable by either party in whole or in relevant part to its affiliates or to a successor to all or substantially all of the business or assets to which the agreement relates, but will not otherwise be assignable by either party without the other party’s consent.

Transition Services Agreement

ChampionX and Ecolab will enter into a transition services agreement that will be effective upon the closing of the Merger, pursuant to which Ecolab and its subsidiaries and ChampionX and its subsidiaries will provide to each other various services. The services to be provided include information technology, facilities, procurement and certain supply chain support, certain accounting and other financial functions and administrative services.

The transition services agreement will terminate on the expiration of the term of the last service provided under it, unless earlier terminated by the parties. If no term is provided for a specified service, then such service is to terminate on the second anniversary of the effective date of the transition services agreement. The recipient for a particular service generally can terminate that service as of the end of any calendar quarter, subject to specified minimum notice periods.

Apergy does not expect the initial net costs associated with the transition services agreement to be materially different than the historical costs that have been allocated to ChampionX related to these same services.

Other Agreements

Supply Agreements

ChampionX and Ecolab intend to enter into a cross-supply agreement effective as of the closing of the Merger pursuant to which Ecolab will supply ChampionX with certain products and ChampionX will, among other things, provide Ecolab with certain products for a transitional period following the Separation effective time, during which the other party will also provide to the purchasing party a “transfer package” as necessary to allow the purchasing party to stand up its own capability to produce products that have historically been manufactured at plants that are being allocated to the other party. Generally, supply arrangements under the cross-supply agreement will have varying terms based on the nature of the product.

Distribution Agreements

ChampionX and Ecolab intend to enter into certain distribution agreements pursuant to which, after the closing of the Merger and for specified terms, Ecolab will appoint ChampionX as a distributor of certain Ecolab products in specific countries and ChampionX will appoint Ecolab as a distributor of certain ChampionX products in specific countries.

DESCRIPTION OF CAPITAL STOCK OF APERGY BEFORE AND AFTER THE MERGER

The following description of the material terms of the capital stock of Apergy includes a summary of certain provisions of Apergy’s amended and restated certificate of incorporation, which we refer to as Apergy’s certificate of incorporation, and amended and restated bylaws, as amended, which we refer to as Apergy’s bylaws. The following description does not purport to be complete, and all stockholders are urged to read Apergy’s certificate of incorporation and bylaws in their entirety. After the Merger, Apergy’s certificate of incorporation and bylaws will remain unchanged. ChampionX has its own certificate of incorporation and bylaws that are currently in effect, and certain provisions are summarized below in “Description of ChampionX Capital Stock.”

Certain of the provisions described below under “Anti-Takeover Effects of Apergy’s Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws and Delaware Law” could have the effect of discouraging transactions that might lead to a change in control of Apergy. For example, the Apergy certificate of incorporation and bylaws:

•	permit the Apergy Board of Directors to issue shares of preferred stock in one or more series without further authorization of the stockholders of Apergy;

•	provide that the Apergy Board of Directors is classified, with directors serving staggered terms so that not all members of the Apergy Board of Directors are elected at one time until 2022;

•	prohibit stockholder action by written consent; and

•	require stockholders to provide advance notice of any stockholder nomination of directors or any proposal of new business to be considered at any meeting of stockholders.

Description of Capital Stock of Apergy

Authorized Shares

Under Apergy’s certificate of incorporation, the total authorized capital stock of Apergy consists of 2,500,000,000 shares of common stock, par value $0.01 per share, which we refer to as Apergy common stock, and 250,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of March 9, 2020, Apergy has 77,493,876 million shares of its common stock issued and outstanding. All outstanding shares of Apergy’s common stock are fully paid and non-assessable and held by 1,090 stockholders of record. This number of stockholders does not include stockholders for whom shares are held in “nominee” or “street” name. While it is not possible to estimate the actual number of beneficial holders of Apergy common stock, the number of beneficial holders is believed to be substantially higher than the number of stockholders of record of shares of Apergy common stock.

Each holder of Apergy’s common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders. The holders of Apergy’s common stock are not entitled to cumulative voting of their shares in elections of directors. Subject to any preferential rights of any outstanding preferred stock, holders of Apergy’s common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the Apergy Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Apergy, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.

Holders of Apergy’s common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of Apergy’s common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Apergy may designate and issue in the future.

Preferred Stock

There are currently no shares of preferred stock of Apergy issued or outstanding.

Apergy’s amended and restated certificate of incorporation authorizes Apergy’s Board of Directors, without further action by Apergy’s stockholders, to issue shares of preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by Apergy’s Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Apergy through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or costly. Apergy’s Board of Directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of the common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and Apergy’s Board of Directors has no present intention to issue any shares of preferred stock.

Dividend Policy of Apergy

Apergy has never declared or paid dividends on its common stock.

Per the terms of the Merger Agreement, Apergy is currently restricted from declaring and paying any dividends, other than dividends or distributions between or among any of Apergy or its subsidiaries to the extent consistent with past practices, or in connection with the exercise, vesting and settlement, as applicable, of Apergy equity awards in accordance with their terms, prior to the effective time of the Merger. Any determination as to the declaration of future dividends following such time is at the sole discretion of the Apergy Board of Directors. In addition, Apergy’s existing credit facilities contain certain financial and operating covenants that may restrict Apergy’s ability to pay dividends in the future.

Anti-Takeover Effects of Apergy’s Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware Law

Provisions of the DGCL and Apergy’s amended and restated certificate of incorporation and amended and restated by-laws could make it more difficult to acquire Apergy by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that its Board of Directors may consider inadequate and to encourage persons seeking to acquire control of Apergy to first negotiate with Apergy’s Board of Directors. Apergy believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Classified Board. Apergy’s amended and restated certificate of incorporation and amended and restated by-laws provides that, until the third annual meeting of its stockholders following its separation from Dover Corporation, its Board of Directors was divided into three approximately equal classes. The directors designated as Class I directors had terms expiring at the first annual meeting of stockholders following the distribution, which Apergy held in 2019 and were elected in 2019 to a three-year term ending at Apergy’s 2022 annual meeting of stockholders. The directors designated as Class II directors have terms expiring at the second annual meeting of stockholders, which Apergy expects to hold in 2020, and the directors designated as Class III directors have terms expiring at the third annual meeting of stockholders, which Apergy expects to hold in 2021. Class II directors elected in 2020 will be elected to a two-year term, and Class III directors elected in 2021 will be elected to a one-year term, each ending at Apergy’s 2022 annual meeting of stockholders. Beginning at the 2022 annual meeting, all of Apergy’s directors will stand for election each year for annual terms, and Apergy’s Board of Directors will therefore no longer be divided into three classes. Members of the Board of Directors will be elected by a plurality of the votes cast at each annual meeting of stockholders. Before the Board of Directors is declassified, it would take at least two elections of directors for any individual or group to gain control of Apergy’s Board of Directors. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Apergy.

Removal of Directors. Apergy’s amended and restated certificate of incorporation and by-laws provide that (i) prior to Apergy’s Board of Directors being declassified as discussed above, its stockholders may only remove a director for cause and (ii) after Apergy’s Board of Directors has been fully declassified, its stockholders may remove a director with or without cause. Removal requires the affirmative vote of holders of a majority of the shares of voting common stock.

Size of Board and Vacancies. Apergy’s amended and restated certificate of incorporation and amended and restated by-laws provides that the number of directors on its Board of Directors shall not be less than three nor more than fifteen, with the exact number of directors to be fixed exclusively by the Board of Directors. Any vacancies created in its Board of Directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the Board of Directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Apergy’s Board of Directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

Special Stockholder Meetings. Apergy’s amended and restated certificate of incorporation provides that only the chairman of its Board of Directors, its chief executive officer or its Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors may call special meetings of Apergy stockholders. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent. Apergy’s amended and restated certificate of incorporation expressly eliminates the right of its stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of Apergy stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Apergy’s amended and restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its Board of Directors or a committee of its Board of Directors.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Apergy’s amended and restated certificate of incorporation does not provide for cumulative voting.

Delaware Anti-Takeover Statute. Apergy is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	prior to that date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

on or subsequent to such date, the business combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include (i) any person that is the owner of 15 percent or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and (ii) the affiliates and associates of any such person.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage persons interested in acquiring Apergy to negotiate in advance with Apergy’s Board of Directors, because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in Apergy’s management. It is possible that these provisions could make it more difficult to accomplish transactions which Apergy’s stockholders may otherwise deem to be in their best interests.

Amendments to Certificate of Incorporation. Apergy’s amended and restated certificate of incorporation provides that the provisions of the amended and restated certificate of incorporation may only be amended by the vote of a majority of the voting power of the outstanding voting stock, except that Apergy’s amended and restated certificate of incorporation provide that the affirmative vote of the holders of at least 80 percent of its voting stock then outstanding is required to amend certain provisions relating to:

•	cumulative voting;

•	amendment of the amended and restated by-laws;

•	the size, classification, election, removal, nomination and filling of vacancies with respect to the Apergy Board of Directors;

•	stockholder action by written consent and ability to call special meetings of stockholders;

•	director and officer indemnification; and

•	any provision relating to the amendment of any of these provisions.

The provisions of Apergy’s amended and restated certificate of incorporation relating to the 80 percent voting threshold will be of no force and effect effective as of the completion of the third annual meeting of stockholders after the separation, which Apergy expects to hold in 2021. Apergy’s amended and restated certificate of incorporation may thereafter be amended by the affirmative vote of the holders of at least a majority of its voting stock then outstanding.

Amendments to By-Laws. Apergy’s amended and restated certificate of incorporation and amended and restated by-laws provides that the by-laws may be amended by Apergy’s Board of Directors or by the affirmative vote of at least 80 percent of Apergy’s voting stock then outstanding. The provisions of Apergy’s amended and restated certificate of incorporation and amended and restated by-laws relating to the 80 percent voting threshold will be of no force and effect effective as of the completion of the third annual meeting of stockholders after the separation, which Apergy expects to hold in 2021. Apergy’s amended and restated by-laws may thereafter be amended by the affirmative vote of the holders of at least a majority of its voting stock then outstanding.

Undesignated Preferred Stock. The authority that Apergy’s Board of Directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Apergy through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or costly. Apergy’s

Board of Directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

NYSE Listing

Apergy common stock began “regular-way” trading on the NYSE under the ticker symbol “APY” on May 9, 2018. After the Merger, shares of Apergy will continue to trade on the NYSE.

Limitation of Liability of Directors; Indemnification of Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Apergy’s amended and restated certificate of incorporation includes such an exculpation provision. Apergy’s amended and restated certificate of incorporation and by-laws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of Apergy, or for serving at Apergy’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Apergy’s amended and restated certificate of incorporation and by-laws also provide that Apergy must indemnify and advance reasonable expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party as may be required under the DGCL. Apergy’s amended and restated certificate of incorporation also expressly authorizes Apergy to carry directors’ and officers’ insurance to protect Apergy, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in Apergy’s amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against Apergy’s directors and officers, even though such an action, if successful, might otherwise benefit Apergy and its stockholders. However, these provisions do not limit or eliminate Apergy’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, Apergy pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Apergy maintains a general liability insurance policy which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Exclusive Forum

Apergy’s amended and restated certificate of incorporation provides that unless Apergy’s Board of Directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Apergy, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Apergy to Apergy or Apergy’s stockholders, creditors or other constituents, (iii) any action asserting a claim against Apergy or any director or officer of Apergy arising pursuant to any provision of the DGCL or Apergy’s amended and restated certificate of incorporation or by-laws or (iv) any action asserting a claim against Apergy or any director or officer of Apergy governed by the internal affairs doctrine. However, if (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another court sitting in the State of Delaware.

Under the Apergy amended and restated certificate of incorporation, to the fullest extent permitted by law, the exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act, although Apergy stockholders will not be deemed to have waived Apergy’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of forum selection provisions in other companies’ certificates of incorporation, bylaws or similar governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in Apergy’s amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Authorized but Unissued Shares

Apergy’s authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. Apergy may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Apergy by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for Apergy’s common stock is Computershare Trust Company, N.A. Apergy stockholders should contact Apergy’s transfer agent, at the phone number or address listed below, if they have questions concerning transfer of ownership or other matters pertaining to their stock accounts.

Computershare Trust Company, N.A.

462 South 4th Street

Suite 1600

Louisville, KY 40202

Telephone: + 1 (800) 522-6645

DESCRIPTION OF CHAMPIONX CAPITAL STOCK

The following description of the material terms of the capital stock of ChampionX includes a summary of certain provisions of ChampionX’s certificate of incorporation, as amended, which we refer to as ChampionX’s certificate of incorporation, and bylaws, which we refer to as ChampionX’s bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of ChampionX’s certificate of incorporation or ChampionX’s bylaws. On or after the Merger, ChampionX’s certificate of incorporation and ChampionX’s by-laws will be amended pursuant to the Merger Agreement.

ChampionX Common Stock

ChampionX’s authorized capital structure consists of one class of common stock and no classes of preferred stock and the total authorized capital of ChampionX consists of 150,000,000 shares of common stock, par value $0.01 per share. All shares of ChampionX common stock are identical with each other in every respect. Currently, there are 100 shares of common stock outstanding, all of which are held by the sole stockholder of ChampionX, Ecolab. In connection with the Separation, the Distribution and the Merger, ChampionX will issue a number of additional shares of ChampionX common stock to Ecolab such that the total number of shares of common stock held by Ecolab is equal to the number of shares of Apergy common stock to be issued in the Merger. In the Distribution, Ecolab will distribute 100% of the shares of ChampionX common stock to Ecolab stockholders through this Exchange Offer followed by, in the event this Exchange Offer is not fully subscribed, the clean-up spin-off. In this Exchange Offer, Ecolab will offer its stockholders the option to exchange all or a portion of their shares of Ecolab common stock for shares of ChampionX common stock. In the event this Exchange Offer is not fully subscribed, Ecolab will distribute the remaining shares of ChampionX common stock owned by Ecolab on a pro rata basis to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after consummation of this Exchange Offer.

Following the effective time of the Merger, the Exchange Offer agent will distribute shares of Apergy common stock and cash in lieu of fractional share interests to the holders of Ecolab common stock who validly tendered their shares in this Exchange Offer and to the holders of record of Ecolab common stock that receive ChampionX shares in the clean-up spin-off (in the event this Exchange Offer is not fully subscribed). If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab. Ecolab stockholders will not physically receive any certificated shares of ChampionX common stock. For additional information, see the section titled “The Transactions—The Separation and the Distribution.”

General

Upon consummation of the Distribution, Ecolab shall effect the distribution of all of the outstanding shares of ChampionX common stock to Ecolab stockholders. No holder of shares of ChampionX common stock will be entitled to preemptive, redemption or conversion rights.

Voting Rights

Generally, ChampionX’s board of directors has broad powers to conduct ChampionX’s business and affairs, except for matters expressly reserved under ChampionX’s Certificate of Incorporation or ChampionX’s Bylaws or under the DGCL to the stockholders for decision. Ecolab is currently the sole stockholder of ChampionX. The stockholders of ChampionX may approve a matter or take any action at a meeting or without a meeting by the written consent of the stockholders. Matters requiring consent of the stockholders include: electing and removing directors to the ChampionX board of directors and amending the ChampionX bylaws (which also may be amended by a majority vote of the ChampionX board of directors).

Dividend and Distribution Rights

Dividends upon ChampionX common stock, subject to the requirements of the DGCL and the provisions of the ChampionX certificate of incorporation, if any, may be declared by the ChampionX board of directors and may be paid in cash, in property, or in shares of ChampionX’s capital stock.

Liquidation Rights

Under §281 of the DGCL, in the event of liquidation, dissolution or winding up of ChampionX’s business, holders of shares of ChampionX common stock will be entitled to receive, pro rata, all of ChampionX’s remaining assets available for distribution, after satisfaction of all of ChampionX’s debts and liabilities.

Trading Market

There currently is no trading market for ChampionX common stock.

ChampionX Certificate and Incorporation and Bylaws

Organization; Purpose

ChampionX was formed on September 18, 2019, under the DGCL. ChampionX is permitted to engage in any business, purpose or activity which a corporation formed under Delaware law may lawfully conduct.

Board of Directors

The board of directors currently consists of three individuals. The presence of a majority of the directors then in office constitutes a quorum at any meeting of the board of directors, and all actions of the board of directors require the affirmative vote of the a majority of the directors present at any meeting at which there is a quorum.

ChampionX’s board of directors shall be between one and fifteen members, with the exact number of the board of directors to be determined from time to time by the board of directors. Each director shall be elected by the stockholders at the annual meeting of the stockholders and shall serve until the next annual meeting of the stockholders and until his or her successor has been duly elected and qualified, or until his or her earlier removal, resignation or death. The stockholders may remove any director from the board of directors at any time, with or without cause.

Indemnification and Exculpation

The ChampionX certificate of incorporation eliminates the personal liability of directors of ChampionX, to the fullest extent permitted by the DGCL.

The ChampionX bylaws require that ChampionX indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of ChampionX), by reason of the fact that such person is or was a director or officer of ChampionX, or is or was a director or officer of ChampionX serving at the request of ChampionX as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of ChampionX, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction. or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests ChampionX, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

With respect to an action by or in the right of ChampionX, the ChampionX bylaws require ChampionX to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of ChampionX to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of ChampionX, or is or was a director or officer of ChampionX serving at the request of ChampionX as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of ChampionX; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to ChampionX unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Amendment of the ChampionX Bylaws

The ChampionX bylaws may be amended by the stockholders or the board of directors of ChampionX.

Termination and Dissolution

ChampionX’s existence is perpetual unless dissolved sooner upon a majority vote of the outstanding stock of ChampionX entitled to vote under Section 275 of the DGCL.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS BEFORE AND AFTER THE TRANSACTIONS

Each of Ecolab, ChampionX and Apergy is a Delaware corporation and subject to the provisions of the DGCL. The rights of the holders of Ecolab common stock are governed by Ecolab’s amended and restated certificate of incorporation, which we refer to as Ecolab’s certificate of incorporation, and Ecolab’s amended and restated bylaws, which we refer to as Ecolab’s bylaws. The rights of the holders of Apergy common stock are governed by Apergy’s restated certificate of incorporation, which we refer to as Apergy’s certificate of incorporation, and Apergy’s second amended and restated bylaws, as amended, which we refer to as Apergy’s bylaws.

Following the Merger, holders of Ecolab common stock will continue to own the shares of Ecolab common stock that such holders owned prior to the Merger, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of Ecolab common stock will represent an interest in Ecolab that no longer reflects the ownership and operation of the ChampionX Business. In addition, Ecolab stockholders entitled to shares of ChampionX common stock in the Distribution will also own shares of Apergy common stock after the Merger. Following the Merger, holders of Apergy common stock will continue to own the shares of Apergy common stock that such holders owned prior to the Merger, subject to the same rights as prior to the Separation, the Distribution and the Merger, except that their shares of Apergy common stock will represent an interest in Apergy that also reflects the ownership and operation of the ChampionX Business.

The following description summarizes the material differences between the rights associated with Ecolab common stock and Apergy common stock that may affect Ecolab stockholders who receive shares of Apergy common stock in connection with the Separation, the Distribution and the Merger. Since Apergy stockholders will not receive additional shares of Apergy common stock in connection with the Merger, the rights of such stockholders with respect to their shares of Apergy common stock will not be impacted by the Merger. Although Apergy and Ecolab believe that this summary covers the material differences between the rights of the two groups of stockholders, this summary may not contain all of the information that is important to you and does not purport to be a complete discussion of stockholders’ rights. The identification of specific differences is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the DGCL, as well as Apergy’s certificate of incorporation, Apergy’s bylaws, Ecolab’s certificate of incorporation and Ecolab’s bylaws, copies of which have been filed with the SEC and incorporated by reference. See “Where You Can Find Additional Information; Incorporation by Reference.”

Comparison of Rights of Stockholders

Stockholder Right	Apergy	Ecolab
Amendment of the Certificate of Incorporation	The DGCL generally permits the adoption of amendments to the certificate of incorporation if those amendments are approved and declared advisable by the board of directors of the corporation and adopted by the holders of a majority of the outstanding shares of stock of the corporation, unless the certificate of incorporation requires a greater vote.	The DGCL generally permits the adoption of amendments to the certificate of incorporation if those amendments are approved and declared advisable by the board of directors of the corporation and adopted by the holders of a majority of the outstanding shares of stock of the corporation, unless the certificate of incorporation requires a greater vote.

For amendments to certain provisions, Apergy’s certificate of incorporation requires approval of

Stockholder Right	Apergy	Ecolab
the holders of at least the affirmative vote of the holders of 80% of Apergy’s voting stock then outstanding; provided, however, the 80% voting threshold will be of no force and effect effective as of the completion of the third annual meeting of stockholders after Apergy’s separation from Dover (the meeting of which Apergy expects to hold in 2021). After such meeting, Apergy’s amended and restated certificate of incorporation may thereafter be amended by the affirmative vote of the holders of at least a majority of its voting stock then outstanding.

Amendment of the Bylaws	Under Apergy’s certificate of incorporation and bylaws, the Apergy Board of Directors is expressly empowered to adopt, amend or repeal the Apergy bylaws. Apergy stockholders also may amend, adopt or repeal the Apergy bylaws by the affirmative vote of the holders of at least 80% of Apergy’s voting stock then outstanding; provided, however, the 80% voting threshold will be of no force and effect effective as of the completion of the third annual meeting of stockholders after Apergy’s separation from Dover (the meeting of which Apergy expects to hold in 2021). After such meeting, Apergy’s amended and restated certificate of incorporation may thereafter be amended by the affirmative vote of the holders of at least a majority of its voting stock then outstanding.	Under Ecolab’s certificate of incorporation and bylaws, the Ecolab Board may, by vote of a majority of its members, alter, amend or rescind all or any of its bylaws, as permitted by law, subject to the power of the stockholders to change or repeal a particular bylaw.

Authorized Capital Stock	Under Apergy’s certificate of incorporation, Apergy’s authorized capital stock consists of 2,500,000,000 shares of common stock, par value $0.01 per share, and 250,000,000 shares	Under Ecolab’s certificate of incorporation, Ecolab’s authorized capital stock consists of 800,000,000 shares of common stock, par value $1.00 per share,

Stockholder Right	Apergy	Ecolab
	of preferred stock, par value $0.01 per share.	and 15,000,000 shares of preferred stock, no par value.

Preferred Stock	Apergy’s amended and restated certificate of incorporation authorizes Apergy’s Board of Directors, without further action by Apergy’s stockholders, to issue shares of preferred stock and to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series, subject to any limitations prescribed by the DGCL.	Under Ecolab’s certificate of incorporation, Ecolab’s Board of Directors is granted full and complete authority to fix by resolution the designation, and the powers, preferences and rights of preferred stock and any series thereof, and the qualifications, limitations or restrictions on such powers, preferences and rights.

Voting Rights

Under Apergy’s certificate of incorporation, Apergy stockholders are entitled to one vote per share of common stock on all matters duly submitted to stockholders for their vote.

Apergy’s bylaws establish that directors shall be elected by a plurality of the votes cast at Apergy’s annual meeting of stockholders, unless filled pursuant to a vacancy (as described below).

The right to cumulate votes in the election of directors does not exist with respect to shares of Apergy common stock.

Under Ecolab’s bylaws, Ecolab’s stockholders are entitled to one vote per share of common stock on all matters duly submitted to stockholders for their vote. With respect to preferred stock, voting rights, if any, are as provided in the applicable certificate of designation, preferences and rights.

Ecolab’s bylaws establish that directors shall be elected by the vote of the majority of the votes cast at any meeting for the election of directors at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) Ecolab’s Secretary receives a notice that a stockholder has nominated a person for election to

Stockholder Right	Apergy	Ecolab
the Board of Directors in compliance with either (A) the advance notice requirements set forth in Ecolab’s bylaws (as described below) or (B) the requirements for stockholder nominees for directors set forth in Ecolab’s bylaws (as described below) and (ii) such nomination has not been withdrawn by such stockholder on or prior to the 10th day preceding the date Ecolab first mails its notice of meeting for such meeting to the stockholders. For purposes of electing directors, a majority of votes cast shall mean that the number of shares voted “for” a nominee exceeds 50% of the number of votes cast with respect to such nominee. Votes cast with respect to a nominee shall include votes to withhold authority and exclude abstentions with respect to such nominee.

Number and Classification of the Board of Directors	Apergy’s certificate of incorporation and bylaws provide that the total number of Apergy directors will be not less than three (3) nor more than fifteen (15), the exact number of which shall be fixed from time to time by the Apergy Board of Directors. The Apergy Board of Directors is divided into three classes with staggered terms. Each class consists as nearly as possible of 1/3rd of the total number of directors then serving; provided, however, beginning at Apergy’s 2022 annual meeting, all of Apergy’s directors will stand for election each year for annual terms, and Apergy’s Board of Directors will therefore no longer be divided into three classes.	Ecolab’s certificate of incorporation and bylaws provide that the Ecolab Board shall consist of a number of directors, which number shall be determined from time to time exclusively by the Ecolab Board pursuant to a resolution adopted by affirmative vote of a majority of Ecolab’s entire Board of Directors. All directors are elected for a one-year term expiring at the next annual meeting of stockholders. Pursuant to such procedures, the Ecolab Board is not classified.

Removal of Directors	Under Apergy’s certificate of incorporation and bylaws, (i) prior to Apergy’s Board of Directors being declassified as discussed above, its stockholders may only	Under Ecolab’s certificate of incorporation and bylaws, any director may be removed at any time, at a special meeting of the stockholders called and held for

Stockholder Right	Apergy	Ecolab
	remove a director for cause and (ii) after Apergy’s Board of Directors has been fully declassified, its stockholders may remove a director with or without cause. Removal will require the affirmative vote of holders of a majority of the shares of voting common stock.	the purpose, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Vacancies on the Board of Directors	Apergy’s certificate of incorporation and bylaws provide that any vacancy or newly-created directorship on the Apergy Board of Directors, however occurring, shall be filled only by a majority vote of the directors remaining in office (even if less than a quorum) or by the sole remaining director, and shall not be filled by the stockholders.	Ecolab’s certificate of incorporation and bylaws provide newly created directorships and vacancies in the Board of Directors, however occurring, may be filled only by a majority vote of the directors then in office (even if less than a quorum), and shall not be filled by the stockholders.

Special Meetings	Under Apergy’s certificate of incorporation, special meetings of Apergy stockholders may be called only by the Chairman of the Apergy Board of Directors, the chief executive officer of Apergy, or the Apergy Board of Directors. Stockholders do not have the right to call a special meeting.	Under Ecolab’s bylaws, special meetings of the Ecolab stockholders may be called at any time by Ecolab’s Board of Directors or by the Chairman of the Ecolab Board, and shall be called by the Chairman of the Ecolab Board, Ecolab’s President or Secretary at the written request of the majority of Ecolab’s Board of Directors or at the written request of stockholders owning capital stock having 25% of the voting power of the entire issued and outstanding capital stock of Ecolab. Such request shall state the purpose or purposes of the proposed meeting. No business shall be transacted at any special meeting of the stockholders except that stated in the notice of the meeting.

Action by Written Consent	Apergy’s certificate of incorporation and bylaws provide that any action permitted to be taken by Apergy stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be	Ecolab’s bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth

Stockholder Right	Apergy	Ecolab
	effected by written consent of such stockholders.	the action so taken, shall be signed by the holders of outstanding Ecolab stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Advance Notice or Other Procedures for Stockholder Proposals or Director Nominations

Under Apergy’s bylaws, stockholders who wish to make a proposal or nominate directors at an annual meeting of stockholders must notify Apergy no later than the 90th day nor earlier than the 120th day prior to the first anniversary of the date of the preceding year’s annual meeting. However, in the event that an annual meeting is called for on a date that is more than 30 days before or after the first anniversary of the preceding year’s annual meeting, then, in order to be timely, a stockholder’s notice must be received not later than the close of business on the earlier of the 10th day following the day on which notice of the date of such annual meeting was mailed or the date on which Apergy first publicly announces the date of such annual meeting.

If Apergy calls a special meeting of stockholders for the purpose of electing one or more directors to the Apergy Board of Directors, a stockholder may nominate directors for election as specified in Apergy’s notice of meeting if such stockholder provides notice not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

A stockholder’s notice must set forth the information required by

Under Ecolab’s bylaws, stockholders who wish to make a proposal or nominate directors at an annual meeting of stockholders must notify Ecolab no later than the 120th day nor earlier than the 150th day prior to the first anniversary of the date of the preceding year’s annual meeting. However, in the event that an annual meeting is called for on a date that is more than 30 days before or after the first anniversary of the preceding year’s annual meeting, then, in order to be timely, a stockholder’s notice must be received not later than the close of business on the earlier of the 10th day following the day on which notice of the date of such annual meeting was mailed or the date on which Ecolab first publicly announces the date of such annual meeting.

In the case of a special meeting of stockholders for the purpose of electing directors, a nominating stockholder must give notice not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above.

Stockholder Right	Apergy	Ecolab
Apergy bylaws with respect to each matter the stockholder proposes to bring before an annual or special meeting.

A stockholder’s notice must set forth the information required by Ecolab’s bylaws with respect to each matter the stockholder proposes to bring before an annual or special meeting.

Whenever the Ecolab Board solicits proxies with respect to the election of directors at an annual meeting of stockholders , Ecolab shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by or at the direction of the Ecolab Board, the name, together with other required information, of any person nominated for election to the Ecolab Board by an eligible stockholder who expressly elects at the time of providing the required notice to have such nominee included in Ecolab’s proxy materials.

In order to qualify as an eligible stockholder, such stockholder must be a stockholder or a group of no more than 20 stockholders that (i) has owned (and continues to own through the date of the annual meeting) at least 3% of the number of outstanding shares of Ecolab’s stock continuously for at least three years as of the date the notice of proxy access nomination is received by Ecolab’s Secretary and (ii) satisfies all of the other requirements with respect to proxy access as set forth in Ecolab’s bylaws.

Dividends	Apergy’s certificate of incorporation provides that the Apergy Board of Directors may declare dividends from time to time in accordance with the DGCL. Apergy has never declared or paid dividends.	Pursuant to Section 170 of the DGCL, Ecolab’s Board of Directors may declare and pay dividends upon the shares of its capital stock, subject to any restrictions contained in its certificate of incorporation. Ecolab has historically declared and paid a quarterly dividend.

Stockholder Right	Apergy	Ecolab

State Antitakeover Statute	Apergy is subject to Section 203 of the DGCL, which regulates corporate takeovers and generally prohibits a publicly-held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.	Ecolab is subject to Section 203 of the DGCL, which regulates corporate takeovers and generally prohibits a publicly-held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

Stockholder Rights Plan	Apergy does not maintain a stockholder rights plan.	Ecolab does not maintain a stockholder rights plan.

Limitation of Liability of Directors

As permitted by the DGCL, Apergy’s certificate of incorporation provides that the directors of Apergy will not be personally liable to Apergy or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by law.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Apergy shall be eliminated or limited to the fullest extent permitted by the DGCL as amended.

Ecolab’s certificate of incorporation provides that the directors of Ecolab will not be personally liable to Ecolab or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the certificate of incorporation shall not eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to Ecolab or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers	Apergy’s certificate of incorporation and bylaws provide that Apergy shall indemnify its directors and officers to the fullest extent authorized or permitted by law, and such right to indemnification shall continue as	Ecolab’s bylaws provide that every person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or

Stockholder Right	Apergy	Ecolab

to a person who has ceased to be a director or officer of Apergy and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, Apergy shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification shall include the right to be paid by Apergy the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, subject to receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Apergy.

Apergy may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Apergy, or to those persons serving at Apergy’s request as a director, officer, employee or agent of, or in a fiduciary capacity with respect to, another corporation, partnership, joint venture, trust or other enterprise, similar to those conferred to directors and officers of Apergy.

investigative, by reason of the fact that he is or was a director or officer of Ecolab, while a director or officer of Ecolab, is or was serving at the request of Ecolab or for its benefit as a director, officer, employee or agent of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, including any employee benefit plan, shall be indemnified and held harmless by Ecolab to the fullest extent legally permissible under the DGCL in the manner prescribed therein, from time to time, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith. Similar indemnification shall be provided by Ecolab to an employee of Ecolab or one of its subsidiaries who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, by reason of the fact that he is or was serving for the benefit of Ecolab as a director or officer of another corporation or as Ecolab’s representative in a partnership, joint venture, trust or other enterprise, including any employee benefit plan.

Exclusive Forum	Apergy’s certificate of incorporation provides that, unless Apergy consents in writing to the selection of an alternative forum, the Court of Chancery of the State	Ecolab’s bylaws provide that, unless Ecolab consents in writing to the selection of alternative forum, the Court of Chancery of the State of Delaware shall be the

Stockholder Right	Apergy	Ecolab

of Delaware shall be the sole and exclusive forum for each of the following: (1) any derivative action or proceeding brought on behalf of Apergy, (2) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, or stockholder, creditor or constituent of Apergy to Apergy or its stockholders, (3) any action asserting a claim against Apergy or any director or officer of Apergy arising pursuant to any provision of the DGCL, Apergy’s certificate of incorporation or Apergy’s bylaws or (4) any action against Apergy or any director or officer of Apergy asserting a claim governed by the internal affairs doctrine.

Under the Apergy certificate of incorporation, to the fullest extent permitted by law, the exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws, including the Securities Act and the Exchange Act, although Apergy stockholders will not be deemed to have waived Apergy’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of forum selection provisions in other companies’ certificates of incorporation, bylaws or similar governing documents has been challenged in legal proceedings, and it is possible that in connection with any action a court could find the forum selection provision contained in Apergy’s certificate of incorporation to be inapplicable or unenforceable in such action.

sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Ecolab, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of Ecolab to Ecolab or Ecolab’s stockholders, (iii) any action asserting a claim against Ecolab or any director, officer, stockholder, employee or agent of Ecolab arising out of or relating to any provision of the DGCL or Ecolab’s certificate of incorporation or Ecolab’s bylaws or, or (iv) any action asserting a claim against Ecolab or any director, officer, stockholder, employee or agent of Ecolab governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein.

Under Ecolab’s bylaws, this forum selection provision will apply to state and federal law claims, including claims under the federal securities laws, although Ecolab’s stockholders will not be deemed to have waived Ecolab’s compliance with the federal securities laws

Stockholder Right	Apergy	Ecolab
and the rules and regulations thereunder. It is possible that a court could find the forum selection provisions contained in Ecolab’s bylaws to be inapplicable or unenforceable.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER

The following discussion is a summary of the material U.S. federal income tax consequences generally applicable to Ecolab and Ecolab stockholders as a result of the Distribution and the Merger. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the U.S. Treasury regulations promulgated thereunder, which we refer to as the Treasury Regulations, and judicial and administrative interpretations of those authorities, in each case as in effect as of the date of this prospectus, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary assumes that the Transactions will be consummated in accordance with the Separation Agreement and the Merger Agreement and as described in this prospectus. This summary is limited to Ecolab stockholders that are U.S. Holders and hold their shares of Ecolab common stock as a capital asset within the meaning of the Code. A “U.S. Holder” is a beneficial owner of shares of Ecolab common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•

a corporation (or other entity subject to tax as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state or political subdivision thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not discuss all tax consequences that may be relevant to U.S. Holders in light of their particular circumstances, nor does it address the consequences to U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired shares of Ecolab common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	persons owning shares of Ecolab common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	persons who are subject to the alternative minimum tax;

•	a partnership or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes;

•	persons who own shares of Ecolab common stock through a partnership or any other entity treated as a partnership for U.S. federal income tax purposes; or

•	persons who hold shares of Ecolab common stock through a tax-qualified retirement plan.

Moreover, this discussion does not address any non-U.S., state or local tax consequences, any aspect of the Medicare tax on net investment income or any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws.

If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of Ecolab common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences of the Distribution and the Merger to it.

EACH STOCKHOLDER IS URGED TO CONSULT ITS TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO THAT STOCKHOLDER, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE OR LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

Treatment of the Distribution

The consummation of the Distribution is conditioned upon the receipt by Ecolab of the Distribution Tax Opinion, to the effect that (among other things) the Contribution and Distribution, taken together, will qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code. Assuming that the Contribution and Distribution, taken together, so qualify, for U.S. federal income tax purposes:

•

subject to the discussion below regarding Section 355(e) of the Code, no gain or loss will be recognized by Ecolab on the Distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the Distribution and with respect to any “intercompany transaction” required to be taken into account by Ecolab under the Treasury Regulations related to consolidated federal income tax returns;

•

a U.S. Holder will not recognize any gain or loss and no amount will be includable in income for U.S. federal income tax purposes as a result of the receipt of ChampionX common stock pursuant to the Distribution;

•

a U.S. Holder’s aggregate tax basis in ChampionX common stock received pursuant to this Exchange Offer will equal such holder’s tax basis in its shares of Ecolab common stock exchanged therefor as of immediately before the exchange; and

•	a U.S. Holder’s holding period for ChampionX common stock received pursuant to this Exchange Offer will include the holding period for that holder’s shares of Ecolab common stock exchanged therefor.

If this Exchange Offer is not fully subscribed and Ecolab undertakes the clean-up spin-off, for U.S. federal income tax purposes, the aggregate tax basis of the shares of Ecolab common stock (excluding any Ecolab common stock exchanged for ChampionX common stock in this Exchange Offer) and ChampionX common stock distributed in the clean-up spin-off, in the hands of each U.S. Holder immediately after the clean-up spin-off, will be the same as the aggregate tax basis of the shares of Ecolab common stock held by such holder immediately before the clean-up spin-off (excluding any Ecolab common stock exchanged for ChampionX common stock in this Exchange Offer), allocated between such shares of Ecolab common stock and ChampionX common stock in proportion to their relative fair market values immediately following the clean-up spin-off. In that event, each U.S. Holder’s holding period in the shares of ChampionX common stock received in the clean-up spin-off will include the holding period of the shares of Ecolab common stock with respect to which the shares of ChampionX common stock were received.

A U.S. Holder that acquired different blocks of shares of Ecolab common stock at different times or at different prices should consult its tax advisors regarding the determination of its adjusted basis in, and its holding period of, shares of ChampionX common stock received in this Exchange Offer and/or in the clean-up spin-off.

The Distribution Tax Opinion will be based on, among other things, certain assumptions as well as on the accuracy, correctness and completeness of certain covenants, representations and statements made by Ecolab, ChampionX and Apergy. If any of the assumptions, representations or statements made by Ecolab, ChampionX or Apergy are, or become, inaccurate, incorrect or incomplete, or if Ecolab, ChampionX or Apergy breach any of their covenants, the Distribution Tax Opinion may be invalid and the conclusions reached therein could be jeopardized. None of Ecolab, ChampionX or Apergy intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Transactions. Consequently, no assurance can be given that the IRS will not challenge the conclusions reflected herein or in the Distribution Tax Opinion or that a court would not sustain such a challenge. Therefore, notwithstanding Ecolab’s receipt of the Distribution Tax Opinion, the IRS could assert successfully that the Distribution is taxable. In that event, both Ecolab and U.S. Holders who received shares of ChampionX common stock in the Distribution may be subject to significant U.S. federal income tax liability.

In general, if the Contribution and Distribution, taken together, were determined not to qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, Ecolab would recognize taxable gain if the value of the ChampionX common stock distributed exceeds Ecolab’s tax basis in such stock, which could result in significant tax to Ecolab. In addition, each U.S. Holder that receives shares of ChampionX common stock in this Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of ChampionX common stock received by the U.S. Holder in this Exchange Offer and its tax basis in the shares of Ecolab common stock exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the ChampionX common stock received by the U.S. Holder in this Exchange Offer. Further, if this Exchange Offer were not fully subscribed in such a situation and Ecolab undertook the clean-up spin-off, each U.S. Holder who receives ChampionX common stock in the clean-up spin-off would generally be treated as receiving a taxable distribution equal to the fair market value of the ChampionX common stock received by the U.S. Holder in the clean-up spin-off. In the event that a U.S. Holder is treated as receiving a taxable distribution pursuant to the clean-up spin-off, such distribution would be treated as a taxable dividend to the extent of such U.S. Holder’s ratable share of Ecolab’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), including Ecolab’s taxable gain on the Distribution, if any. To the extent the distribution exceeds such earnings and profits, the distribution will constitute a non-taxable return of capital and will first reduce the U.S. Holder’s basis in its Ecolab common stock, but not below zero, and then will be treated as capital gain from the sale or exchange of the Ecolab common stock.

Even if the Contribution and Distribution, taken together, otherwise qualify as a transaction described in Sections 355 and 368(a)(1)(D) of the Code, the Distribution would be taxable to Ecolab (but not to U.S. holders of Ecolab common stock) pursuant to Section 355(e) of the Code if one or more persons acquire a 50% or greater interest (measured by vote or value) in the stock of Ecolab or ChampionX, directly or indirectly (including through acquisitions of the stock of Apergy after the Merger), as part of a plan or series of related transactions that includes the Distribution. For purposes of Section 355(e), any acquisitions of Ecolab or ChampionX stock, directly or indirectly, within the period beginning two years before the Distribution and ending two years after the Distribution are generally presumed to be part of such a plan, although Ecolab may, depending on the facts and circumstances, be able to rebut that presumption. For purposes of this test, the Merger will be treated as part of a plan that includes the Distribution, but it is expected that the Merger standing alone will not cause the Distribution to be taxable to Ecolab under Section 355(e) of the Code because holders of ChampionX common stock will own more than 50% of the common stock of Apergy immediately following the Merger. If the IRS were to determine that other acquisitions of Ecolab or ChampionX stock, either before or after the Distribution, or Apergy stock, after the Merger, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of a significant amount of taxable gain by Ecolab under Section 355(e) of the Code.

In connection with the Transactions, Ecolab, ChampionX and Apergy will execute the Tax Matters Agreement pursuant to which ChampionX and Apergy will be restricted from taking certain actions or failing to take certain actions that could adversely affect the intended U.S. federal income tax treatment of the Contribution and Distribution, taken together, and certain internal restructuring transactions undertaken in the Separation. Under the Tax Matters Agreement, ChampionX and Apergy may be obligated, in certain cases, to indemnify Ecolab against taxes on the Distribution that arise as a result of ChampionX’s or Apergy’s actions, or failure to act. If the Distribution were to be taxable to Ecolab, the liability for payment of such tax by Ecolab, or by Apergy, under the Tax Matters Agreement could have a material adverse effect on Ecolab or Apergy, as the case may be. For more information regarding the Tax Matters Agreement, see “Additional Agreements Related to the Separation, the Distribution and the Merger—Tax Matters Agreement.”

Treatment of the Merger

Immediately following the receipt by a U.S. Holder of Ecolab stock of shares of ChampionX common stock in the Distribution, the shares of ChampionX common stock so received will be exchanged for shares of Apergy common stock pursuant to the Merger. The consummation of the Merger is conditioned upon the receipt by Ecolab of the Merger Tax Opinion, to the effect that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.

Assuming the Merger is so treated, in general, for U.S. federal income tax purposes:

•	ChampionX will not recognize gain or loss in the Merger;

•

U.S. Holders of ChampionX common stock will not recognize gain or loss upon the receipt of Apergy common stock pursuant to the Merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Apergy common stock;

•

the aggregate tax basis in the shares of Apergy common stock received by a U.S. Holder of ChampionX common stock pursuant to the Merger (including fractional shares deemed received) will be equal to such holder’s aggregate tax basis in its shares of ChampionX common stock surrendered in exchange for the shares of Apergy common stock;

•

a U.S. Holder’s holding period for the Apergy common stock received in the Merger (including fractional shares deemed received) will include the holding period for the ChampionX common stock surrendered in the Merger; and

•

a U.S. Holder that receives cash in lieu of a fractional share of Apergy common stock generally will be treated as having received a fractional share and having received such cash either as consideration for the sale of such share (with the possible exception of certain U.S. Holders who, directly or by attribution, otherwise own shares of Apergy common stock). If a U.S. Holder is treated as having received such cash as consideration for the sale of such share, gain or loss will be recognized based on the difference between the amount of cash received and the portion of the holder’s aggregate adjusted basis in the ChampionX common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holder’s holding period for its ChampionX common stock, as described above, exceeds one year at the effective time of the Merger. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations.

A U.S. Holder that acquired different blocks of shares of Ecolab common stock at different times or at different prices should consult its tax advisors regarding the determination of its adjusted basis in, and its holding period of, shares of ChampionX common stock received in this Exchange Offer and/or in the clean-up spin-off, and the Apergy common stock received in exchange therefor in the Merger.

The Merger Tax Opinion will be based on, among other things, certain assumptions as well as on the accuracy, correctness and completeness of certain covenants, representations and statements made by Ecolab, ChampionX and Apergy. If any of the assumptions, representations or statements made by Ecolab, ChampionX or Apergy are, or become, inaccurate, incorrect or incomplete, or if Ecolab, ChampionX or Apergy breach any of their covenants, the Merger Tax Opinion may be invalid and the conclusions reached therein could be jeopardized.

None of Ecolab, ChampionX or Apergy intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not challenge the conclusions reflected herein or in the Merger Tax Opinion or that a court would not sustain such a challenge. Therefore, notwithstanding Ecolab’s receipt of the Merger Tax Opinion, the IRS could assert successfully that the Merger is taxable. In that event, U.S. Holders who received shares of Apergy common stock in the Merger would be subject to U.S. federal income tax liability.

If the Merger were taxable, U.S. Holders of ChampionX common stock would be considered to have made a taxable sale of their ChampionX common stock to Apergy, and such holders of ChampionX common stock would generally recognize taxable gain or loss on their receipt of Apergy common stock in the Merger.

Information Reporting and Backup Withholding

Treasury Regulations generally require persons who own at least five percent of the total outstanding stock of Ecolab (by vote or value) and who receive ChampionX common stock pursuant to the Distribution and persons who own at least one percent of the total outstanding stock of ChampionX and who receive Apergy common stock pursuant to the Merger to attach to their U.S. federal income tax return for the year in which the Distribution and the Merger occur a detailed statement setting forth certain information relating to the tax-free nature of the Distribution and the Merger, as the case may be, to Ecolab stockholders. Ecolab and/or ChampionX will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information. In addition, payments of cash to a U.S. Holder of ChampionX common stock in lieu of a fractional share of Apergy common stock in the Merger may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 24%) unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO U.S. HOLDERS UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH ECOLAB STOCKHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF APERGY

The table below sets forth certain information as of March 16, 2020 (except as specifically indicated in the footnotes set forth below), regarding the beneficial ownership, determined in accordance with the rules of the SEC, of Apergy common stock held by the following individuals or entities:

•	each person or group of persons known to Apergy to beneficially own more than 5% of the outstanding shares of Apergy common stock;

•	each of Apergy’s current named executive officers;

•	each of Apergy’s current directors; and

•	all current directors and executive officers of Apergy as a group.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Shares Acquirable Within 60 Days(3)	Total Beneficial Ownership	Percentage of Apergy Common Stock Beneficially Owned(4)
Directors (except Mr. Somasundaram):
Daniel W. Rabun (5)	7,252	—	7,252	*
Mamatha Chamarthi (6)	6,411	—	6,411	*
Kenneth M. Fisher (7)	9,411	—	9,411	*
Gary P. Luquette (8)	6,411	—	6,411	*
Stephen M. Todd (9)	10,400	—	10,400	*
Stephen K. Wagner (10)	8,400	—	8,400	*

Named Executive Officers:
Sivasankaran Somasundaram (11)	65,876	153,724	219,600	*
Jay A. Nutt (12)	9,221	—	9,221	*
Julia Wright (13)	4,877	—	4,877	*
Paul E. Mahoney (14)	14,256	81,983	96,239	*
Syed Raza (15)	6,648	7,031	13,679	*
All Directors and Executive Officers as a Group (13 persons) (16)	158,643	290,450	449,431	*

5% Stockholders:
The Vanguard Group Inc. (17)	7,228,139	—	7,228,139	9.3%
100 Vanguard Blvd.
Malvern, PA 19355
BlackRock, Inc. (18)	7,027,744	—	7,027,744	9.1%
55 East 52nd Street
New York, NY 10055
Boston Partners (19)	4,626,137	—	4,626,137	6.0%
One Beacon Street, 30th Floor
Boston, MA 02108

*	Less than 1% of the outstanding common stock.
(1)	Unless otherwise indicated, the address of each beneficial owner listed is 2445 Technology Forest Boulevard, Building 4, 12th Floor, The Woodlands, Texas 77381.
(2)

For each person, the “Number of Shares Beneficially Owned” column may include shares of Apergy common stock attributable to the person because of that person’s voting or investment power or other relationship. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named stockholder. Unless otherwise indicated, each person in the table has sole voting and investment power over the shares listed.

(3)

The number of shares of Apergy common stock beneficially owned by each person is determined under rules promulgated by the SEC. Under these rules, a person is deemed to have “beneficial ownership” of any shares held, plus any shares that the person may acquire within 60 days, including through the vesting of RSUs or the exercise of stock-settled stock appreciation rights (“SSARs”). Unless otherwise indicated, for each person named in the table, the number in the “Shares Acquirable Within 60 Days” column consists of shares covered by RSUs that become vested within 60 days after March 16, 2020 and shares covered by SSARs that may be exercised within 60 days after March 16, 2020.

(4)

The percent ownership for each Apergy stockholder on March 16, 2020 is calculated by dividing (i) the total number of shares beneficially owned by the stockholder by (ii) the number of shares of Apergy common stock outstanding on March 16, 2020 (77,493,876 shares) plus any shares acquirable by the stockholder within 60 days after March 16, 2020.

(5)	Consists of 7,252 shares of Apergy common stock held directly by Mr. Rabun.
(6)	Consists of 6,411 shares of Apergy common stock held directly by Ms. Chamarthi
(7)	Consists of 9,411 shares of Apergy common stock held directly by Mr. Fisher.
(8)	Consists of 6,411 shares of Apergy common stock held directly by Mr. Luquette.
(9)	Consists of 10,400 shares of Apergy common stock held directly by Mr. Todd.
(10)	Consists of 8,400 shares of Apergy common stock held directly by Mr. Wagner.
(11)

Consists of (a) 52,909 shares of Apergy common stock held directly by Mr. Somasundaram, (b) 12,967 shares of Apergy common stock held in a limited partnership of which Mr. Somasundaram is a partner and (c) 153,724 shares of Apergy common stock issuable upon the exercise of SSARs.

(12)	Consists of 9,221 shares of Apergy common stock held directly by Mr. Nutt.
(13)	Consists of 4,877 shares of Apergy common stock held directly by Ms. Wright.
(14)	Consists of (a) 14,256 shares of Apergy common stock held directly by Mr. Mahoney and (b) 81,983 shares of Apergy common stock issuable upon the exercise of SSARs.
(15)	Consists of (a) 6,648 shares of Apergy common stock held directly by Mr. Raza and (b) 7,031 shares of Apergy common stock issuable upon the exercise of SSARs.
(16)

Consists of an aggregate of (a) 158,981 shares of Apergy common stock held directly by Apergy executive officers and directors and (b) an aggregate of 290,450 shares of Apergy common stock acquirable by Apergy executive officers and directors within 60 days through the vesting of RSUs or the exercise of SSARs.

(17)

Based solely on Schedule 13G/A filed February 12, 2020. The Vanguard Group and certain of its affiliates have sole voting power with respect to 41,429 shares, shared voting power with respect to 12,398 shares, sole dispositive power with respect to 7,186,404 shares and shared dispositive power with respect to 41,735 shares.

(18)

Based solely on 13G/A filed February 5, 2020. BlackRock, Inc. and certain of its affiliates have sole voting power with respect to 6,707,475 shares and sole dispositive power with respect to 7,027,744 shares.

(19)

Based solely on 13G/A filed February 10, 2020. Boston Partners and certain of its affiliates have sole voting power with respect to 3,749,439 shares, shared voting power with respect to 5,365 shares, and sole dispositive power with respect to 4,626,137 shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE

OFFICERS OF ECOLAB

The table below sets forth certain information as of March 9, 2020 (except as specifically indicated in the footnotes set forth below), regarding the beneficial ownership, determined in accordance with the rules of the SEC, of Ecolab common stock held by the following individuals or entities:

•	each person or group of persons known to Ecolab to beneficially own more than 5% of the outstanding shares of Ecolab common stock;

•	each of Ecolab’s current named executive officers;

•	each of Ecolab’s current directors; and

•	all current directors and executive officers of Ecolab as a group.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned			Percentage of Ecolab Common Stock Beneficially Owned(2)
5% Stockholders:

William H. Gates III	35,051,980	(3)		12.12%
One Microsoft Way
Redmond, WA 98052

The Vanguard Group Inc.	22,637,404	(4)		7.83%
100 Vanguard Blvd.
Malvern, PA 19355

BlackRock, Inc.	19,626,868	(5)		6.79%
55 East 52nd Street
New York, NY 10055

Directors (except Mr. Baker):

Shari L. Ballard	3,099	(6	)(7)	*
Barbara J. Beck	44,622	(6	)(7)	*
Leslie S. Biller	74,189	(6	)(7)	*
Jeffrey M. Ettinger	22,259	(6	)(7)	*
Arthur J. Higgins	38,051	(6	)(7)	*
Michael Larson	25,935	(6	)(7)(8)	*
David W. MacLennan	19,968	(6	)(7)(9)	*
Tracy B. McKibben	13,845	(6	)(7)	*
Lionel L. Nowell, III	3,099	(6	)(7)	*
Victoria J. Reich	37,543	(6	)(7)	*
Suzanne M. Vautrinot	17,077	(6	)(7)	*
John J. Zillmer	56,608	(6	)(7)	*

Named Executive Officers:

Douglas M. Baker, Jr.	1,754,253	(6	)(9)(10)	*
Daniel J. Schmechel	377,956	(6	)(10)	*
Christophe Beck	216,283	(6	)(10)	*
Jill S. Wyant	30,556	(6	)(10)	*
Roberto Inchaustegui	124,538	(6	)(10)	*

All Directors and Executive Officers as a Group (27 persons)	3,570,912	(8	)(9)	1.22%

*	Less than 1% of the outstanding common stock.
(1)	Unless otherwise indicated, the address of each beneficial owner listed is c/o Ecolab Inc., 1 Ecolab Place St. Paul, Minnesota 55102.
(2)

The percent ownership for each Ecolab stockholder is calculated by dividing (i) the total number of shares beneficially owned by the stockholder by (ii) the number of shares of Ecolab common stock outstanding on March 9, 2020 (289,165,332 shares) plus any shares acquirable by the stockholder within 60 days after March 9, 2020.

(3)

This information is based on Amendment No. 6 to the Schedule 13D filed jointly with the SEC on March 9, 2018 by Cascade Investment, L.L.C., which we refer to as Cascade, William H. Gates III, whom we refer to as Mr. Gates, the Bill and Melinda Gates Foundation Trust, which we refer to as the Trust, and Melinda French Gates, whom we refer to as Mrs. Gates, and the most recent Form 4 relating to Mr. Gates filed with the SEC on March 16, 2018. Mr. Gates reports that he has sole power to vote or direct the vote, and to dispose or to direct the disposition, of 30,685,554 shares of Ecolab Common Stock beneficially owned by Cascade, as the sole member of such entity. Additionally, Amendment No. 6 to the Schedule 13D reports that Mr. Gates and Mrs. Gates share the power to vote or direct the vote, and to dispose or to direct the disposition of, 4,366,426 shares of Ecolab Common Stock beneficially owned by the Trust, as co-trustees of such entity.

(4)

This information is based on Amendment No. 7 to the Schedule 13G filed on February 12, 2020 by The Vanguard Group, Inc., which we refer to as Vanguard. Vanguard reports that, as of December 31, 2019, they have sole power to vote or direct the vote of 392,973 shares, shared power to vote or direct the vote of 86,506 shares, sole power to dispose or to direct the disposition of 22,182,831 shares and shared power to dispose or direct the disposition of 454,573 shares of Ecolab Common Stock.

(5)

This information is based on Amendment No. 5 to the Schedule 13G filed on February 5, 2020 by BlackRock, Inc. (“BlackRock”). BlackRock reports that, as of December 31, 2019, they have sole power to vote or direct the vote of 16,348,978 shares, and sole power to dispose or to direct the disposition of 19,626,868 shares of Ecolab Common Stock.

(6)

Includes the following shares which could be purchased under Company-granted stock options within 60 days from March 9, 2020 including, in the case of retirement-eligible officers, options vesting upon retirement from the Company: Mr. Baker, 990,753; Mr. Schmechel, 208,723; Mr. Beck, 181,853; Ms. Wyant, 19,248; and Mr. Inchaustegui, 91,001; Ms. Ballard, 1,798; Ms. Beck, 18,981; Mr. Biller, 15,181; Mr. Ettinger, 9,581; Mr. Higgins, 18,981; Mr. Larson, 19,681; Mr. MacLennan, 8,381; Ms. McKibben, 9,981; Mr. Nowell, 1,798; Ms. Reich, 17,481; Ms. Vautrinot, 12,481; and Mr. Zillmer, 23,181.

(7)

Includes the following interests in stock units under Ecolab’s 2001 Non-Employee Director Stock Option and Deferred Compensation Plan: Ms. Ballard, 1,301; Ms. Beck, 25,641; Mr. Biller, 38,024; Mr. Ettinger, 6,278; Mr. Higgins, 19,070; Mr. Larson, 6,254; Mr. MacLennan, 3,151; Ms. McKibben, 3,864; Mr. Nowell, 1,301; Ms. Reich, 19,062; Ms. Vautrinot, 4,596; and Mr. Zillmer, 11,453. The stock units are Common Stock equivalents which may not be voted or transferred. They are included in the table because in certain circumstances they will be paid in the form of Common Stock within 60 days after a director leaves the Board.

(8)

Mr. Larson is the Business Manager of Cascade Investment, L.L.C. (“Cascade”), an entity owned by William H. Gates III, and the chief investment officer for Mr. Gates. As the Business Manager of Cascade, Mr. Larson may be deemed to have shared voting and investment power with respect to 30,685,554 shares of Ecolab Common Stock held by Cascade, and as the chief investment officer for Mr. Gates, he may be deemed to have voting and investment power with respect to 4,366,426 shares of Ecolab Common Stock held by the Bill & Melinda Gates Foundation Trust (the “Trust”). Mr. Larson disclaims beneficial ownership of any shares held by Cascade or the Trust.

(9)

Beneficial ownership includes 7,050 shares held by or on behalf of family members of certain directors or executive officers; 19,756 shares of Mr. Baker, indirectly held in a foundation in which he has no economic interest but has voting authority and/or power of disposition; 145,350 shares of Mr. Baker, and 3,935 shares of Mr. MacLennan held in trusts over which they or an immediate family member have voting authority and/or power of disposition; 25,446 shares held for executive officers in Ecolab-sponsored employee benefit plans as of the last plan reports; and 2,338,821 shares to which these persons have the right to acquire beneficial ownership within 60 days of March 9, 2020, including, in the case of retirement-eligible officers, options vesting upon retirement from Ecolab.
(10)

Includes the following shares held by officers in the Ecolab Savings Plan and ESOP for Traditional Benefit Employees or Ecolab Savings Plan and ESOP as of the last Plan report: Mr. Baker, 10,372; Mr. Schmechel, 5,330; Mr. Beck, 2,147; Ms. Wyant, 0; and Mr. Inchaustegui, 1,552.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Ancillary Agreements

Apergy, Ecolab, ChampionX and Merger Sub or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions will enter into, ancillary agreements relating to the Transactions and various interim and ongoing relationships between Apergy, Ecolab, ChampionX and Merger Sub. See “Additional Agreements Related to the Separation, the Distribution and the Merger.”

LEGAL MATTERS

The validity of the shares of ChampionX common stock offered hereby with respect to the Transactions is being passed upon for ChampionX by Michael C. McCormick, Executive Vice President of ChampionX.

Skadden, Arps, Slate, Meagher & Flom LLP will pass upon certain U.S. federal income tax matters relating to the Transactions.

Weil, Gotshal & Manges LLP will pass upon the validity of the issuance of Apergy common stock pursuant to the Merger Agreement and certain U.S. federal income tax matters relating to the Merger.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) of Apergy Corporation incorporated in this prospectus by reference to the Apergy Corporation Annual Report on Form 10-K for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of ChampionX Holding Inc. as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Ecolab Inc. incorporated in this prospectus by reference to the Ecolab Inc. Annual Report on Form 10-K for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION; INCORPORATION BY REFERENCE

ChampionX has filed with the SEC a registration statement on Form S-4 and Form S-1 under the Securities Act, of which this prospectus forms a part, to register with the SEC the shares of ChampionX common stock to be delivered in this Exchange Offer to stockholders whose shares of Ecolab common stock are accepted for exchange and/or distributed to stockholders in the subsequent pro rata spin-off distribution (in the event this Exchange Offer is not fully subscribed or is terminated). If this Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transactions have otherwise been satisfied), Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock, with a record date to be announced by Ecolab. Ecolab will also file a Tender Offer Statement on Schedule TO with the SEC with respect to this Exchange Offer. This prospectus constitutes Ecolab’s offer to exchange, in addition to being a prospectus of ChampionX.

Apergy has filed a preliminary proxy statement and will file a definitive proxy statement, in each case that relates to the special meeting of Apergy stockholders to, among other things, approve the issuance of Apergy common stock in the Merger. In addition, Apergy has filed a registration statement on Form S-4 to register the issuance of shares of its common stock that will be issued in the Merger.

This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Ecolab and ChampionX, reference is made to the registration statement and its exhibits.

Statements contained in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to within this prospectus or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this prospectus regarding a contract or other document is qualified in all respects by such contract or other document.

The SEC filings are available to the public on the SEC’s internet website at www.sec.gov, which contains reports, proxy and prospectuses and other information regarding registrants, such as Ecolab and Apergy, that file electronically with the SEC. You can also find additional information about Ecolab at www.Ecolab.com and about Apergy at www.Apergy.com. Ecolab’s and Apergy’s website addresses are provided as an inactive textual reference only. Information contained on Ecolab’s and Apergy’s website is not incorporated by reference into this prospectus, and you should not consider information contained on those websites as part of this prospectus.

The SEC allows certain information to be “incorporated by reference” into this prospectus. The information incorporated by reference is considered a part of this prospectus, except for any information superseded by information contained directly in this prospectus or by information contained in documents filed with or furnished to the SEC by Ecolab or Apergy after the date of this prospectus that is incorporated by reference in this prospectus. This means that Ecolab and Apergy can disclose important information to you by referring to another document filed separately with the SEC.

This prospectus incorporates by reference the documents set forth below that Ecolab or Apergy have filed with the SEC. These documents contain important information about Ecolab, Apergy and their respective business and financial conditions.

Ecolab:

•	Ecolab’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 28, 2020;

•

the information specifically incorporated by reference into Ecolab’s Annual Report on Form 10-K for the year ended December 31, 2019 from Ecolab’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 20, 2020; and

•	Ecolab’s Current Reports on Form 8-K filed with the SEC on March 4, 2020, March 24, 2020, March 31, 2020 and April 13, 2020.

Apergy:

•	Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 2, 2020;

•

the information specifically incorporated by reference into Apergy’s Annual Report on Form 10-K for the year ended December 31, 2019 from Apergy’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 2, 2020;

•	Apergy’s Current Reports on Form 8-K filed with the SEC on February 12, 2020 and February 18, 2020; and

•

the description of Apergy’s common stock contained in its Registration Statement on Form 10 (File No. 001-38441) filed with the SEC on April 12, 2018, including any amendments or reports filed for the purpose of updating such description.

In addition, all documents subsequently filed by Ecolab and Apergy with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date that shares are accepted for exchange pursuant to this Exchange Offer (or the date that this Exchange Offer is terminated) and all documents filed by Ecolab and Apergy with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement of which this prospectus is a part shall be deemed to be incorporated by reference into this prospectus. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

This prospectus does not, however, incorporate by reference, and shall not be deemed to incorporate by reference, any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of Ecolab’s or Apergy’s Current Reports on Form 8-K unless, and except to the extent, specified in such Current Reports.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Ecolab’s documents incorporated by reference are available without charge upon request at the following address and Email address:

Ecolab Inc.

1 Ecolab Place

St. Paul, Minnesota 55102

Telephone: (800) 232-6522

Email: investor.info@ecolab.com

Apergy’s documents incorporated by reference are available without charge upon request at the following address and telephone number:

Apergy Corporation

Attn: Investor Information

2445 Technology Forest Blvd.

The Woodlands, TX 77381

Telephone: (713) 230-8031

Email: David.Skipper@apergy.com

If you would like to request documents, please do so by [    ], 2020 to ensure timely delivery.

Ecolab, ChampionX and Apergy have not authorized anyone to give any information or make any representation about this Exchange Offer that is different from, or in addition to, that contained in this prospectus or in any of the materials that are incorporated by reference into this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this prospectus by reference or in Ecolab’s, Apergy’s or the ChampionX Business’s affairs since the date of this prospectus. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

Indicative exchange ratios, calculated per-share values of Ecolab common stock and calculated per-share values of ChampionX common stock will be made available on each trading day during this Exchange Offer prior to the third Valuation Date, commencing after the close of trading on the third trading day during this Exchange Offer, and may be obtained by contacting the information agent at the toll-free number provided on the back cover of this prospectus. In addition, a website will be maintained at [    ] that provides indicative exchange ratios, calculated per-share values of Ecolab common stock and calculated per-share values of ChampionX common stock.

From the commencement of this Exchange Offer until the first Valuation Date, the website will show the indicative calculated per-share values, as applicable, calculated as though that day were the expiration date of this Exchange Offer, of (i) Ecolab common stock, which will equal the simple arithmetic average of the daily VWAP of Ecolab common stock, as calculated by Ecolab, on each of the three most recent prior full trading days and (ii) ChampionX common stock, which will equal the simple arithmetic average of the daily VWAP of Apergy common stock, as calculated by Ecolab, on each of the three most recent prior full trading days.

On the first two Valuation Dates, when the values of Ecolab common stock and ChampionX common stock are calculated for the purposes of this Exchange Offer, the indicative calculated per-share values of Ecolab common stock and the indicative calculated per-share values of ChampionX common stock, as calculated by Ecolab, will each equal (i) after the close of trading on the NYSE on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date, but the final exchange ratio will be announced by press release and available on the website by 9:00 a.m., New York City time, on the second trading day immediately preceding the expiration date of this exchange offer.

INDEX TO FINANCIAL STATEMENTS

Combined Financial Statements of ChampionX Holding Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ecolab Inc.:

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of ChampionX Holding Inc. (the “Company”) as of December 31, 2019 and 2018, and the related combined statements of income, comprehensive income, changes in net parent investment in ChampionX and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 9 to the combined financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

Minneapolis, Minnesota

April 1, 2020

We have served as the Company’s auditor since 2019.

CHAMPIONX HOLDING INC.

COMBINED STATEMENTS OF INCOME

	Year Ended December 31,
(millions)	2019	2018	2017
Product and equipment sales	$2,096.7	$2,207.5	$2,065.0
Service and lease sales	235.3	224.0	225.0

Net sales	2,332.0	2,431.5	2,290.0
Product and equipment cost of sales	1,492.6	1,571.4	1,459.3
Service and lease cost of sales	190.3	183.0	181.5

Cost of sales (including special (gains) and charges(a))	1,682.9	1,754.4	1,640.8
Selling, general and administrative expenses	487.1	542.4	563.7
Special (gains) and charges, net	6.6	17.2	(2.8)

Operating income	155.4	117.5	88.3
Other income, net(b)	(16.9)	(21.7)	(19.1)

Income before income taxes	172.3	139.2	107.4
Income tax expense (benefit)	31.2	35.5	(61.9)

Net income including noncontrolling interest	141.1	103.7	169.3
Net income attributable to noncontrolling interest	7.7	1.5	2.2

Net income attributable to ChampionX	$133.4	$102.2	$167.1

(a)	Cost of sales includes special (gains) and charges of $2.1 million, $(1.1) million and $26.9 million in 2019, 2018 and 2017, respectively, which are reflected in product and equipment cost of sales.
(b)	Other income, net includes special (gains) and charges of $0.3 million in 2019.

The accompanying notes are an integral part of the combined financial statements.

CHAMPIONX HOLDING INC.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
(millions)	2019	2018	2017
Net income including noncontrolling interest	$141.1	$103.7	$169.3

Foreign currency translation adjustment	(8.5)	(68.8)	53.0
Other activities, net	(1.8)	(0.2)	0.3

Other comprehensive (loss) income, net of tax	(10.3)	(69.0)	53.3

Total comprehensive income (loss) including noncontrolling interest	130.8	34.7	222.6
Comprehensive income attributable to noncontrolling interest	7.7	1.2	2.4

Comprehensive income (loss) attributable to ChampionX	$123.1	$33.5	$220.2

The accompanying notes are an integral part of the combined financial statements.

CHAMPIONX HOLDING INC.

COMBINED BALANCE SHEETS

	December 31,
(millions)	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$67.6	$50.8
Accounts receivable, net	414.6	452.3
Inventory	424.0	442.4
Other current assets	44.7	45.2

Total current assets	950.9	990.7
Property, plant and equipment, net	756.7	780.4
Goodwill	1,671.8	1,675.9
Other intangible assets, net	744.8	858.4
Other assets	176.9	48.2

Total assets	$4,301.1	$4,353.6

LIABILITIES AND NET PARENT INVESTMENT IN CHAMPIONX
Current liabilities
Accounts payable	$187.0	$204.5
Compensation benefits	33.8	37.5
Other current liabilities	111.1	65.6

Total current liabilities	331.9	307.6
Deferred income taxes	203.0	221.6
Operating lease liabilities	79.2	—
Other liabilities	22.8	21.2

Total liabilities	636.9	550.4
Commitments and contingencies (Note 11)

Net Parent investment in ChampionX
Accumulated other comprehensive loss	(358.5)	(348.2)
Net Parent investment in ChampionX	4,020.5	4,148.0

Total net Parent investment in ChampionX	3,662.0	3,799.8
Noncontrolling interest	2.2	3.4

Total net Parent investment in ChampionX and noncontrolling interest	3,664.2	3,803.2

Total liabilities and net Parent investment in ChampionX	$4,301.1	$4,353.6

The accompanying notes are an integral part of the combined financial statements.

CHAMPIONX HOLDING INC.

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(millions)	2019	2018	2017
OPERATING ACTIVITIES
Net income including noncontrolling interest	$141.1	$103.7	$169.3
Adjustments to reconcile net income
Depreciation	88.4	88.0	87.6
Amortization	113.3	123.3	123.4
Deferred income taxes	(26.0)	(20.4)	(132.7)
Loss on sale of property, plant and equipment	4.3	9.6	3.3
Income from equity method investments	(2.7)	(6.7)	(6.9)
Distribution from equity method investments	1.3	6.6	5.9
(Gain) Loss on reserve valuation and asset impairment	—	(2.2)	15.1
Other, net	(0.5)	(0.7)	(0.5)
Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	34.2	(30.9)	(56.8)
Inventory	17.4	(40.7)	(39.2)
Other assets	(11.1)	(3.8)	(12.8)
Accounts payable	(16.7)	16.3	50.2
Other liabilities	21.2	(31.2)	(27.0)

Cash provided by operating activities	364.2	210.9	178.9

INVESTING ACTIVITIES
Capital expenditures	(69.7)	(69.4)	(80.5)
Loan to a supplier	(10.0)	(12.0)	—
Divestiture of businesses	6.5	11.1	—
Property and other assets sold	3.4	2.0	2.5
Sales (Purchases) of foreign treasury bonds	—	10.4	(10.4)
Business acquisitions, net of cash acquired	—	—	(14.6)

Cash used for investing activities	(69.8)	(57.9)	(103.0)

FINANCING ACTIVITIES
Net transfers to Parent	(267.5)	(144.9)	(78.3)
Net transfers to noncontrolling interest	(8.9)	(4.8)	(12.8)
Business acquisition related liabilities	—	—	(8.2)
Other	(1.0)	0.4	—

Cash used for financing activities	(277.4)	(149.3)	(99.3)

Effect of exchange rate changes on cash and cash equivalents	(0.2)	(1.0)	0.4

Increase (Decrease) in cash and cash equivalents	16.8	2.7	(23.0)
Cash and cash equivalents, beginning of period	50.8	48.1	71.1

Cash and cash equivalents, end of period	$67.6	$50.8	$48.1

The accompanying notes are an integral part of the combined financial statements.

CHAMPIONX HOLDING INC.

COMBINED STATEMENTS OF CHANGES IN NET PARENT INVESTMENT IN CHAMPIONX

	ChampionX		Noncontrolling Interest	Total Net Parent Investment in ChampionX
(millions)	Accumulated Other Comprehensive (Loss) Income	Net Parent Investment in ChampionX
Balance, December 31, 2016	$(332.6)	$4,100.9	$13.6	$3,781.9

Net income	—	167.1	2.2	169.3
Net transfers to Parent	—	(79.3)	—	(79.3)
Net transfers to noncontrolling interest	—	—	(12.8)	(12.8)
Acquisition of noncontrolling interest	—	—	4.1	4.1
Comprehensive income (loss)	53.1	—	0.2	53.3

Balance, December 31, 2017	(279.5)	4,188.7	7.3	3,916.5

Net income	—	102.2	1.5	103.7
Net transfers to Parent	—	(142.9)	—	(142.9)
Net transfers to noncontrolling interest	—	—	(4.8)	(4.8)
Disposition of noncontrolling interest	—	—	(0.3)	(0.3)
Comprehensive income (loss)	(68.7)	—	(0.3)	(69.0)

Balance, December 31, 2018	(348.2)	4,148.0	3.4	3,803.2

New accounting guidance adoption(a)	—	(0.4)	—	(0.4)
Net income	—	133.4	7.7	141.1
Net transfers to Parent	—	(260.5)	—	(260.5)
Net transfers to noncontrolling interest	—	—	(8.9)	(8.9)
Comprehensive income (loss)	(10.3)	—	—	(10.3)

Balance, December 31, 2019	$(358.5)	$4,020.5	$2.2	$3,664.2

(a)

Upon adoption of Accounting Standards Codification (“ASC”) Topic 842, Leases, the Company established right-of-use assets and lease liabilities for operating leases with the cumulative effect of applying the standard recognized as an adjustment to net Parent investment in ChampionX at the beginning of the period adopted. Refer to Note 3 for additional information regarding adoption of new accounting guidance and Note 9 for additional information on leases.

The accompanying notes are an integral part of the combined financial statements.

CHAMPIONX HOLDING INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

(Amounts in millions of U.S. dollars, unless otherwise stated)

1. NATURE OF BUSINESS

ChampionX Holding Inc. (“ChampionX” or “the Company”), a wholly owned subsidiary of Ecolab Inc. (“Ecolab” or the “Parent”), was formed to hold the assets and liabilities associated with Ecolab’s upstream energy business (the “Upstream Business” or “Upstream”).

The Upstream Business provides applications and technology for drilling, production and midstream, both onshore and offshore. Upstream facilities are owned or leased in locations both domestically and internationally, and the Upstream Business’s products and services are sold in the U.S., Canada, Europe, Asia Pacific, Latin America, the Middle East and Africa. Upstream’s product offerings address the many critical processes and challenges in the oil and natural gas lifecycle, including corrosion, oil and water separation, paraffin and asphaltene control, scale deposits, hydrogen sulfide impurities, drilling and well stimulation, hydrate control, foaming control, flow restrictions and water treatment needs. Upstream customers include many of the largest publicly traded exploration and production (“E&P”) and service companies, as well as national and independent oil and natural gas companies of all sizes.

The Upstream Business consists of two operating segments: Oilfield Performance and Specialty Performance. Each of the operating segments also represents a reportable segment. Oilfield Performance provides E&P companies solutions to manage and control corrosion, oil and water separation, flow assurance, sour gas treatment and a host of water-related issues. Specialty Performance provides service and equipment companies that support global E&P companies with products that support well stimulation, construction (including drilling and cementing) and remediation needs in the oil and natural gas industry. Activities that do not meet the quantitative and qualitative criteria to be separately reported have been combined into Corporate and Other. Corporate and Other includes (i) corporate, overhead and shared services expenses, (ii) special gains and charges and (iii) amortization expense related to acquired intangible assets and (iv) revenue and costs for activities that are not operating segments.

On December 18, 2019, Ecolab entered into definitive agreements to separate and combine ChampionX with Apergy Corporation (“Apergy”) in a Reverse Morris Trust transaction (the “Transaction”). In connection with the Transaction, Ecolab will distribute all of the issued and outstanding shares of ChampionX common stock held by Ecolab to its participating stockholders in an exchange offer, pursuant to which Ecolab stockholders will have the option to elect to exchange Ecolab shares for shares of ChampionX (the “Exchange Offer”). In the event the Exchange Offer is not fully subscribed, Ecolab will distribute the remaining shares of ChampionX common stock owned by Ecolab in a clean-up spin-off to Ecolab stockholders whose shares of Ecolab common stock remain outstanding after consummation of the Exchange Offer (the “clean-up spin-off”). If the Exchange Offer is terminated by Ecolab without the exchange of shares (but the conditions to consummation of the Transaction have otherwise been satisfied), Ecolab intends to distribute all shares of ChampionX common stock owned by Ecolab on a pro rata basis to holders of Ecolab common stock. The Exchange Offer (and if necessary, clean-up spin-off or pro rata distribution) will be followed by the merger of a wholly owned subsidiary of Apergy with and into ChampionX, with ChampionX surviving as a wholly owned subsidiary of Apergy. In the merger, each share of ChampionX common stock will be converted into the right to receive a number of shares of Apergy common stock equal to an exchange ratio, which exchange ratio is calculated such that, at the consummation of the merger, ChampionX equityholders will own, in the aggregate, approximately 62% of the issued and outstanding Apergy common stock on a fully diluted basis, and Apergy equityholders will own, in the aggregate, approximately 38% of the issued and outstanding Apergy common stock on a fully diluted basis. The Transaction is expected to be tax-efficient for Ecolab and its stockholders. The Transaction is subject to customary closing conditions, including (i) effectiveness of the applicable Apergy and ChampionX SEC registration statements; (ii) Apergy stockholder approval to issue the Apergy common stock in the merger; (iii) consummation of the ChampionX separation from Ecolab; (iv) for Ecolab, receipt of tax opinions; and (v) regulatory approvals.

Prior to or in connection with the consummation of the Transaction, ChampionX will enter into, or has already entered into, certain agreements to effect the Transaction and provide a framework for ChampionX’s relationship with Ecolab after the Transaction, including a separation and distribution agreement, transition services agreement, employee matters agreement, tax matters agreement, intellectual property matters agreement and certain supply and other transitional agreements. These agreements will provide for the allocation between ChampionX and Ecolab of Ecolab’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the Transaction and will govern certain relationships between ChampionX and Ecolab after the Transaction.

In December 2019, ChampionX and Bank of America executed a term loan facility commitment letter pursuant to which Bank of America has committed to provide a term loan, subject to customary conditions, to ChampionX for up to $537.0 million in connection with the Transaction. As of December 31, 2019, there were no outstanding borrowings related to this term loan facility commitment letter.

2. BASIS OF PRESENTATION

The accompanying combined financial statements present, on a historical basis, the combined assets, liabilities, revenues and expenses related to the Upstream Business. The assets, liabilities and operations of the Upstream Business have historically been held and managed by various legal entities within Ecolab and do not represent the operations of a single, separate legal entity or a group of separate legal entities. To complete the Transaction, Ecolab will execute various internal reorganization transactions that will result in ChampionX owning the Upstream Business.

Historically, the results of operations of the Upstream Business have been reported in Ecolab’s consolidated financial results of operations. The accompanying combined financial statements have been prepared from Ecolab’s historical accounting records and are presented on a stand-alone basis as if the Upstream Business had been conducted by ChampionX independently from Ecolab in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The combined financial statements include the historical operations, assets and liabilities of the Upstream Business.

The combined financial statements reflect assumptions, estimates and allocations made by Ecolab to depict ChampionX on a stand-alone basis. The combined statements of income reflect allocations of general corporate and overhead expenses from Ecolab, including, but not limited to, executive management, finance, legal, information technology, human resources, regulatory affairs, safety, supply chain and other shared services. Expenses that are specifically identifiable to the Upstream Business are directly recorded to the combined statements of income. The remaining expenses are primarily allocated on the basis of revenues generated or headcount. The Company considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, reflect the expenses the Company would have incurred as a stand-alone entity for the periods presented. A number of factors, including the chosen organizational structure, division between outsourced and in-house functions and strategic decisions made in areas such as information technology and capital expenditures, would impact the actual costs incurred by the Company. The Company has determined that it is not practicable to determine these stand-alone costs for the periods presented. As a result, the combined financial statements are not indicative of ChampionX’s financial condition, results of operations or cash flows had ChampionX operated the Upstream Business as a stand-alone entity during the periods presented, and the results stated in the combined financial statements are not indicative of ChampionX’s future financial condition, results of operations or cash flows.

Transactions between ChampionX and Ecolab, with the exception of certain allocated related party transactions discussed in Note 7, are reflected as net Parent investment in ChampionX in the combined balance sheets and as a financing activity in net transfers to Parent in the combined statements of cash flows. Refer to Note 7 for additional information regarding related party transactions.

Cash and cash equivalents in the combined balance sheets primarily represent cash held in selected jurisdictions in which the only operations and assets of Ecolab for the periods as of the dates presented were those of the Upstream Business. Ecolab utilizes a centralized approach to cash management and funds the Company’s operating and investing activities as needed. The cash and cash equivalents centrally held by Ecolab are not specifically identifiable to the Company and therefore have not been reflected in the combined balance sheets. None of Ecolab’s debt to third parties or the related interest expense has been allocated to the Company for any of the periods presented as ChampionX is not the legal obligor of the debt, and the Ecolab borrowings were not directly attributable to the Upstream Business.

3. SIGNIFICANT ACCOUNTING POLICIES

Principles of Combination

All intercompany accounts and transactions within ChampionX have been eliminated in the preparation of the accompanying combined financial statements. The Company’s international businesses are included in the financial statements on the basis of the relevant entities’ fiscal years ended November 30 to facilitate the timely inclusion of such entities in the Company’s combined financial reporting.

Use of Estimates

The preparation of the combined financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may ultimately differ from estimates.

Foreign Currency Translation

During the periods covered by these combined financial statements, the Upstream Business operated within subsidiaries of Ecolab. Financial position and reported results of operations of the Company’s non-U.S. dollar functional international businesses are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at the end of each year. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in the combined balance sheets. Income statement accounts are translated at average rates of exchange prevailing during the year.

Concentration of Credit Risk

Credit risk represents the loss that would be recognized at the reporting date if counterparties failed to perform as contracted. The Company believes the likelihood of incurring material losses due to concentration of credit risk is not reasonably possible. The principal financial instruments subject to credit risk are as follows:

Cash and Cash Equivalents—The Company maintains cash deposits with major banks, which from time to time may exceed insured limits. The possibility of loss related to financial condition of major banks has been deemed minimal.

Accounts Receivable—A large number of customers across various geographies, as well as the practice of assessing customer creditworthiness, limits credit risk. Based on historical trends and experience, the Company considers the allowance for doubtful accounts to be adequate to cover potential credit risk losses.

Foreign Currency Contracts and Derivatives—Exposure to credit risk is limited by internal policies and active monitoring of counterparty risks. In addition, the Company uses a diversified group of major international banks and financial institutions as counterparties. The Company does not anticipate nonperformance by any of these counterparties.

Cash and Cash Equivalents

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased.

Accounts Receivable

Accounts receivable are carried at the invoiced amounts, less an allowance for doubtful accounts, and generally do not bear interest. The Company estimates the balance of allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off and collection trend rates. The Company’s estimates include separately providing for customer receivables based on specific circumstances and credit conditions, and when it is deemed probable that the balance is uncollectible. Account balances are written off against the allowance when it is determined the receivable will not be recovered.

The Company’s allowance for doubtful accounts is comprised of changes in bad debt expense, write-offs, the effects of changes in currency translation and the impact of the allowance for the expected return of products shipped. The allowance for the expected return of products shipped was $1.5 million, $1.9 million and $1.8 million as of December 31, 2019, 2018 and 2017, respectively. Returns and credit activity are recorded directly as a reduction to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

	Year Ended December 31,
(millions)	2019	2018	2017
Beginning balance	$8.1	$8.7	$8.8
Bad debt expense	(0.4)	0.3	(0.5)
Other	(1.3)	(0.9)	0.4

Ending balance	$6.4	$8.1	$8.7

Inventory Valuations

Inventories are valued at the lower of cost or net realizable value. Certain U.S. inventory costs are determined on a last-in, first-out (“LIFO”) basis. LIFO inventories represented 49% and 51% of the Company’s inventories as of December 31, 2019 and 2018, respectively. All other inventory costs are determined using either the average cost method or first-in, first-out (“FIFO”) method. Inventory values at FIFO, as shown in Note 6, approximate replacement cost.

Property, Plant and Equipment

Property, plant and equipment includes the historical cost of land, buildings, machinery and equipment, purchased software and significant improvements to existing plant and equipment or, in the case of acquisitions, a fair market value appraisal of assets. The Company capitalizes both internal and external costs of development or purchase of computer software for internal use. Costs incurred for data conversion, training and maintenance associated with capitalized software are expensed as incurred. Expenditures for major renewals and improvements that significantly extend the useful lives of existing plant and equipment are capitalized and depreciated. Expenditures for repairs and maintenance are charged to expense as incurred. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in the combined statements of income.

Depreciation is charged to operations using the straight-line method over the assets’ estimated useful lives. The range of useful lives is as follows:

(years)
Buildings and leasehold improvements	5 to 40
Machinery and equipment	3 to 20
Merchandising and customer equipment	3 to 20
Capitalized software	3 to 7

The straight-line method of depreciation reflects an appropriate allocation of the cost of the assets to earnings in proportion to the amount of economic benefits obtained by the Company in each reporting period. Depreciation expense was $88.4 million, $88.0 million and $87.6 million in the years ended December 31, 2019, 2018 and 2017, respectively.

Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. The Company’s reporting units are its operating segments.

The Company performs its scheduled annual goodwill impairment test during the third quarter across its two reporting units through a quantitative analysis. The two-step quantitative process involves comparing the estimated fair value of each reporting unit to the reporting unit’s carrying value, including goodwill. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired, and the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment loss to be recorded, if any. If circumstances change significantly, the Company would also test a reporting unit’s goodwill for impairment during the interim period in which the change occurs.

There was no impairment of goodwill in any of the years presented as the estimated fair values of the Company’s two reporting units exceeded the respective carrying values in all of the years presented. To estimate the fair value of each reporting unit, the Company utilized an income approach, specifically, a discounted cash flow model. The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates. For the 2019 annual goodwill impairment assessment, the Company utilized a long-term growth rate of 3% for both reporting units and a discount rate of 11.9% and 10.5% for the Oilfield Performance reporting unit and Specialty Performance reporting unit, respectively. The estimated fair value of each of the Company’s reporting units exceeded its carrying value by over 20%.

Of the reporting units tested in the third quarter of 2019, the Company’s Specialty Performance reporting unit was the most sensitive to a change in future valuation assumptions. While management believes the assumptions used to test both reporting units were reasonable and commensurate with the views of a market participant, changes in key assumptions for the Specialty Performance reporting unit, including increasing the discount rate, lowering revenue forecasts, lowering the operating margin or lowering the long-term growth rate, could result in a future impairment. Holding all other assumptions used in the fair value measurement of the Specialty Performance reporting unit constant as of the 2019 annual goodwill impairment assessment, a 1.5 percentage point increase in the discount rate would still result in a fair value that equals or exceeds the carrying value.

The Company continuously evaluates the performance of both of its reporting units, market developments in the oil and gas industry and broader macroeconomic factors to assess whether facts or circumstances exist that suggest it is more likely than not that the carrying value of the Company’s reporting units are in excess of their fair values. After weighing all positive and negative evidence, the Company concluded that it is more likely than not that the fair value of both the Oilfield Performance and Specialty Performance reporting units is in excess of their carrying values as of December 31, 2019. Accordingly, the Company did not complete an interim goodwill impairment assessment in the fourth quarter of 2019.

The changes in the carrying amount of goodwill for each of the Company’s reportable segments are as follows:

(millions)	Oilfield Performance	Specialty Performance	Total
December 31, 2017	$1,386.9	$320.4	$1,707.3
Current year dispositions	(3.5)	—	(3.5)
Effect of foreign currency translation	(22.5)	(5.4)	(27.9)

December 31, 2018	1,360.9	315.0	1,675.9
Effect of foreign currency translation	(3.2)	(0.9)	(4.1)

December 31, 2019	$1,357.7	$314.1	$1,671.8

The Company does not expect any of the goodwill related to businesses acquired to be tax deductible. Refer to Note 5 for additional information regarding acquisitions and dispositions.

Other Intangible Assets

The Company’s other intangible assets primarily include customer relationships, trademarks, patents and technology. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 13 years as of December 31, 2019 and 2018.

The weighted-average useful life by type of intangible asset as of December 31, 2019 is as follows:

(years)
Customer Relationships	14
Trademarks	12
Technology	7
Patents	7
Other	5

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the Company in each reporting period. The Company evaluates the remaining useful life of its intangible assets that are being amortized each reporting period to determine whether events and circumstances warrant a change to the remaining period of amortization. If the estimate of an intangible asset’s remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over the revised estimate of remaining useful life.

The future estimated amortization expense for other intangible assets is as follows:

(millions)
2020	$110.6
2021	108.9
2022	107.5
2023	105.9
2024	101.7

Impairment of Long-Lived Assets

The Company reviews its property, plant and equipment and other intangible assets to assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable.

Such circumstances may include a significant decrease in the market price of an asset, a significant adverse change in the manner in which the asset is being used or in its physical condition or history of operating or cash flow losses associated with the use of an asset. An impairment loss may be recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset’s carrying value over its fair value. There were no impairments of long-lived assets in the years ended December 31, 2019 and December 31, 2018. In the year ended December 31, 2017, the Company recognized an impairment loss of $16.0 million related to certain long-lived assets in one of its businesses. This business was subsequently sold in 2018 for no significant gain or loss.

In addition, the Company periodically reassesses the estimated remaining useful lives of its long-lived assets. Changes to estimated useful lives would impact the amount of depreciation and amortization recorded in the combined statements of earnings. The Company has not experienced significant changes in the carrying value or estimated remaining useful lives of its long-lived or other intangible assets.

Rentals and Leases

Lessee

The Company determines whether a lease exists at the inception of the arrangement. In assessing whether a contract is or contains a lease, the Company considers a lease a contract that conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company accounts for lease components separately from the nonlease components (e.g., common-area maintenance costs). Beginning in 2019, operating leases are recorded in other assets, other current liabilities and operating lease liabilities on the combined balance sheets.

Operating lease assets and operating lease liabilities are measured and recognized based on the present value of the future lease payments over the lease term at commencement date. The Company uses the rate implicit in the lease when available or determinable and when the rate implicit in the lease is not determinable, the Company’s incremental borrowing rate based on the information available at commencement date is used in determining the present value of future payments. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Variable lease payments are not included in the lease liability and are recognized as incurred. The Company identified real estate, vehicles and other equipment as the primary classes of leases. Certain leases with a similar class of underlying assets are accounted for as a portfolio of leases.

The Company elected to not apply the recognition requirements of the new standard to leases with terms of 12 months or less. Those lease payments will continue to be recognized in the combined statements of income on a straight-line basis over the lease term and are not recorded in the combined balance sheets.

Most leases include one or more options to renew, which is at the Company’s sole discretion, with renewal terms that can extend the lease term from one month to multiple years. The lease start date is when the asset is available for use and in possession of the Company. The lease end date, which includes any options to renew that are reasonably certain to be exercised, is based on the terms of the contract. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. The Company’s lease agreements do not contain any material restrictive covenants.

Lessor

The Company accounts for lease and nonlease components separately. The nonlease components, such as product and service revenue, are accounted for under ASC Topic 606, Revenue from Contracts with Customers

(refer to Note 12). Revenue from leasing equipment is recognized on a straight-line basis over the life of the lease. Cost of sales includes the depreciation expense for assets under operating leases. The assets are depreciated over their estimated useful lives. Initial lease terms range from one year to five years and most leases include annual renewal options.

Lease contracts convey the right for the customer to control the equipment for a period of time as defined by the contract. There are no options for the customer to purchase the equipment and therefore the equipment remains the property of the Company at the end of the lease term.

Refer to Note 9 for additional information regarding rentals and leases.

Investments

Investments in companies, joint ventures or partnerships in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are reported using the equity method of accounting. Significant influence is generally presumed to exist when the Company owns an interest between 20% and 50% and exercises significant influence. The Company’s share of income from equity method investments was $2.7 million, $6.7 million and $6.9 million in the years ended December 31, 2019, 2018 and 2017, respectively, and is included in other income in the combined statements of income.

Noncontrolling Interests in Combined Entities

The Company conducts certain of its business through joint ventures with unaffiliated third parties. For joint ventures in which ChampionX has a controlling interest, the Company records the results of such joint ventures in the combined financial statements. The Company deducts the amount of income attributable to noncontrolling interests in the measurement of its combined financial statements.

Income Taxes

For purposes of the combined financial statements, the Company’s income taxes are provided for on a “separate return” basis in accordance with ASC Topic 740, Income Taxes, although the Company’s operations have historically been included in the tax returns filed by Ecolab. Under this method, the Company is assumed to have historically filed a return separate from Ecolab, reporting its taxable income or loss and paying applicable tax based on its separate taxable income and associated tax attributes in each tax jurisdiction. Generally, income taxes payable at each balance sheet date computed under the separate return basis are recorded to net Parent investment in ChampionX. However, where foreign ChampionX entities already file separate tax returns, the taxes payable are reported in current liabilities in the combined balance sheets. The calculation of income taxes on the separate return basis requires considerable judgment and the use of both estimates and allocations. The Company’s effective income tax rate and deferred tax balances may differ significantly from those of Ecolab in corresponding historical periods. Refer to Note 8 for additional information on the Company’s income taxes and unrecognized tax benefits.

Income taxes are recognized during the period in which transactions enter into the determination of financial statement income, with deferred income taxes provided for the tax effect of temporary differences between the carrying amount of assets and liabilities and their tax bases. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists.

The Company records liabilities for income tax uncertainties in accordance with the U.S. GAAP recognition and measurement criteria guidance. The Company takes tax positions based on interpretations of tax laws and regulations in the applicable federal, state and international jurisdictions. The Company believe its tax returns properly reflect the tax consequences of its operations, and the reserves for tax contingencies are appropriate and sufficient for the positions taken. Because of the uncertainty of the final outcome of tax examinations, the

Company has reserved for potential reductions of tax benefits (including related interest and penalties) for amounts that do not meet the more-likely-than-not thresholds for recognition and measurement as required by authoritative guidance. The tax reserves are reviewed throughout the year, taking into account new legislation, regulations, case law and audit results. Settlements of any particular issue could result in offsets to other balance sheet accounts, cash payments or receipts and/or adjustments to tax expense. The majority of the Company’s tax reserves are presented in the combined balance sheets in other liabilities.

On December 22, 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, which reduced the U.S. federal corporate tax rate from 35% to 21%, requires companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously tax deferred and creates new taxes on certain foreign sourced earnings. The Tax Act added many new provisions including changes to bonus depreciation, the deduction for executive compensation and interest expense, a tax on global intangible low taxed income (“GILTI”), the base erosion anti abuse tax “(BEAT”) and a deduction for foreign derived intangible income (“FDII”). The Company recorded a one-time transition tax expense in the year ended December 31, 2017 of $38.2 million. As of December 31, 2017, the Company completed its accounting for the effects of the Tax Act as they relate to the repricing of deferred tax balances and the one-time transition tax.

In January 2018, the Financial Accounting Standards Board (“FASB”) issued guidance stating that a company must make an accounting policy election to either treat taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or factor such amounts into a company’s measurement of its deferred taxes (the “deferred method”). The Company has elected the period cost method. The net impact of the GILTI expense and FDII benefit on income tax was $1.1 million and zero in the years ended December 31, 2019 and 2018, respectively.

Prior to the enactment of the Tax Act, U.S. deferred income taxes had not been provided on certain unremitted foreign earnings that are considered permanent reinvested. Undistributed earnings of foreign subsidiaries are considered to have been reinvested indefinitely or are available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. As part of the Tax Act, the Company recorded a one-time transition tax on certain unremitted foreign earnings of foreign subsidiaries. The Company will continue to assert permanent reinvestment of the undistributed earnings of international affiliates, and if the Company’s policy changes, record applicable taxes.

Upon audit, taxing authorities may challenge all or part of an uncertain income tax position. While the Company has no history of tax audits on a stand-alone basis, Ecolab and Ecolab subsidiaries may be audited by U.S. federal, state and local, and non-U.S. taxing authorities. A number of years may elapse before a particular tax matter, for which the Company has established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. The Internal Revenue Service (“IRS”) has completed its examinations of Ecolab’s federal income tax returns through 2016 and the years 2017 and 2018 are currently under audit. In addition to the U.S. federal examinations, the Company has ongoing audit activity in several U.S. state and foreign jurisdictions. For additional information on income taxes, refer to Note 8.

Restructuring Activities

The Company’s restructuring activities are associated with plans to enhance its efficiency and effectiveness and sharpen its competitiveness. These restructuring activities include net costs associated with significant actions involving employee-related severance charges, contract termination costs and asset write-downs and disposals. Employee termination costs are largely based on policies and severance plans and include personnel reductions and related costs for severance, benefits and outplacement services. These charges are reflected in the quarter in which the actions are probable and the amounts are estimable, which typically is when management approves the associated actions. Contract termination costs include charges to terminate leases prior to the end of their respective terms and other contract termination costs. Asset write-downs and disposals include leasehold improvement write-downs, other asset write-downs associated with combining operations and disposal of assets.

As of December 31, 2019 and 2018, there were no restructuring liabilities on the combined balance sheets.

Refer to Note 4 for additional information regarding restructuring activities.

Environmental Liabilities

Environmental liabilities and expenditures included in the combined financial statements represent claims for matters that were identified as attributable to ChampionX. Accruals for environmental matters are recorded in cost of sales when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities do not include claims against third parties and are not discounted.

Costs related to environmental remediation are charged to expense in the period incurred.

Refer to Note 11 for additional information regarding the Company’s environmental liabilities.

Revenue Recognition

Revenue is measured as the amount of consideration expected to be received in exchange for transferring goods or providing service.

Product and Equipment Sales

Revenue from the sale of a product or equipment is recognized when obligations under the terms of a contract with the customer are satisfied, which generally occurs with the transfer of the product or delivery of the equipment.

Service and Lease Sales

Revenue from services and leased equipment is recognized when the services are provided to the customer or the customer receives the benefit from the leased equipment, which is over time. Service revenue is recognized over time utilizing an input method that aligns such recognition with the periods in which the services are provided. Typically, revenue is recognized over time using costs incurred to date because the effort undertaken by the field selling and service organization represents services provided, which corresponds with the transfer of control to the customer. Revenue for leased equipment is accounted for under ASC Topic 842, Leases, and recognized on a straight-line basis over the length of the lease contract.

Other Considerations

Contracts with customers may include multiple performance obligations. For contracts with multiple performance obligations, the consideration is allocated between products and services based on their stand-alone selling prices. Stand-alone selling prices are generally based on the prices charged to customers or using an expected cost plus margin. Judgment is used in determining the amount of service that is embedded within the contracts, which is based on the amount of time spent on the performance obligation activities. The level of effort, including the estimated margin that would be charged, is used to determine the amount of service revenue. Depending on the terms of the contract, the Company may defer the recognition of revenue when a future performance obligation has not yet occurred.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from net sales. Shipping and handling costs associated with outbound freight are recognized in cost of sales when control over the product has transferred to the customer.

Other estimates used in recognizing revenue include the amount of variable consideration allocated to customer programs and incentive offerings, including pricing arrangements and volume-based incentives. These estimates are based primarily on historical experience and anticipated performance over the relevant contract period. Based on the certainty in estimating the variable consideration, it is included in the transaction price of the relevant contract and the associated remaining performance obligations. The Company recognizes revenue when collection of the variable consideration is expected to be received in exchange for transferring goods or providing services is probable.

The Company’s sales policies do not provide for general rights of return. Estimates used in recognizing revenue include the delay between the time that products are shipped and when they are received by customers, when title transfers and the amount of credit memos issued in subsequent periods. The Company records estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements and volume-based incentives based primarily on historical experience and anticipated performance over the contract period.

Other Income, Net

Other income, net is primarily comprised of the Company’s share of income from equity method investments as well as the non-service cost (benefit) components of net periodic pension cost.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) primarily includes foreign currency translation adjustments. Activity related to defined benefit pension and postretirement plan adjustments and the effective portion of derivative instruments designated as cash flow hedges, which are included in other activities in the combined statements of comprehensive income, was not significant in any of the periods presented.

Fair Value Measurements

The Company’s financial instruments include cash and cash equivalents, receivables, payables and foreign currency forward contracts.

Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. Under the accounting standard for fair value measurements and disclosures, a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the measurement of that financial instrument’s fair value.

The hierarchy is broken down into three levels:

Level 1—Inputs are quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Inputs include observable inputs other than quoted prices in active markets.

Level 3—Inputs are unobservable inputs for which there is little or no market data available.

The carrying value of foreign currency forward contracts is at fair value, which is determined on a recurring basis based on foreign currency exchange rates as of the balance sheet date and classified within Level 2. The Company’s foreign currency forward contract assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018 were not significant.

The carrying values of short-term receivables, payables and cash and cash equivalents approximate fair value due to their short maturities and are classified within Level 1.

Long-term debt was not significant to the combined balance sheets as of December 31, 2019 and 2018.

Supplemental Cash Flow Information

In the years ended December 31, 2019, 2018 and 2017, non-cash contributions from (to) Parent were $7.0 million, $2.0 million and $(1.0) million, respectively, and cash paid for income taxes was $18.9 million, $30.1 million and $13.8 million, respectively. The 2018 amount of cash paid for income taxes previously disclosed was adjusted to correct an immaterial error.

Other Significant Accounting Policies

The following table provides references to additional significant accounting policies that are described in other notes to the combined financial statements:

Policy	Note
Research and development expenditures	10
Commitments and contingencies	11
Operating segments and geographic information	13

New Accounting Pronouncements

Standards that are not yet adopted:

Standard	Date of Issuance	Description	Required Date of Adoption	Effect on the Financial Statements
ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes	December 2019	Simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC Topic 740, Income Taxes, related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and recognition of deferred tax liabilities for outside basis difference. The new standard also simplifies the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the basis of goodwill.	January 1, 2021	The Company is currently evaluating the impact of adoption.
ASU 2018-15—Intangibles—Goodwill and Other—Internal-Use Software	August 2018	Aligns the requirements for capitalizing implementation costs incurred in a hosting	January 1, 2020	The Company is anticipating adopting the ASU prospectively.

Standard	Date of Issuance	Description	Required Date of Adoption	Effect on the Financial Statements
(Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force)		arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal use software (and hosting arrangements that include an internal-use software license). The amendments require an entity (customer) in a hosting arrangement that is a service contract to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense.		Adoption of the ASU is not expected to have a material impact on the Company’s combined financial statements.

ASU 2017-04—Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment	January 2017	Simplifies subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill.	January 1, 2020	The ASU must be applied on a prospective basis upon adoption. As described in Note 3, the Company has passed Step 1 of its annual impairment assessment. Accordingly, adoption of the ASU is not expected to have a material impact on the Company’s combined financial statements when completing future impairment analyses.

Credit Losses ASUs:

ASU 2019-11—Codification Improvements to Topic 326, Financial Instruments—Credit Losses

ASU 2019-05—Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief

ASU 2018-19—Codification Improvements to Topic 326, Financial Instruments—Credit Losses

ASU 2016-13—Financial Instruments—Credit Losses (Topic 326): Measurement of Credit

	Various	Addresses the recognition, measurement, presentation and disclosure of credit losses on trade and reinsurance receivables, loans, debt securities, net investments in leases, off-balance-sheet credit exposures and certain other instruments. Amends guidance on reporting credit losses from an incurred model to an expected model for assets held at amortized cost, such as accounts receivable, loans and held-to-maturity debt	January 1, 2020	The Company has identified the financial assets subject to this standard, which primarily include trade receivables and long-term receivables. In addition, the Company is updating current accounting policies to be in accordance with the new standard, and the impact of adoption is not expected to be material to the Company’s combined financial statements.

Standard	Date of Issuance	Description	Required Date of Adoption	Effect on the Financial Statements
securities. Additional disclosures will also be required.

Standards that were adopted:

Standard	Date of Issuance	Description	Date of Adoption	Effect on the Financial Statements
ASU 2018-16—Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes ASU 2017-12—Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities	Various	Amends the hedge accounting recognition and presentation requirements. Simplifies the application of hedge accounting and the requirements for hedge documentation and effectiveness testing. Requires presentation of all items that affect earnings in the same income statement line as the hedged item. Expands the benchmark interest rates that can be used for hedge accounting.	January 1, 2019	Adoption of this guidance did not have a material impact on the results of operations, financial position or cash flows.

Lease ASUs:

ASU 2019-01—Leases (Topic 842): Codification Improvements

ASU 2018-20—Leases (Topic 842): Narrow-Scope Improvements for Lessors

ASU 2018-11—Leases (Topic 842) Targeted Improvements

ASU 2018-10—Codification Improvements to Topic 842, Leases

ASU 2018-01—Leases (Topic 842): Land Easement Practical Expedient

ASU 2016-02—Leases (Topic 842)

	Various	Introduces the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous guidance.	January 1, 2019	Refer to Note 9 for information regarding the impact of this guidance on the Company’s combined financial statements.

No other new accounting pronouncement issued or effective has had or is expected to have a material impact on the Company’s combined financial statements.

4. SPECIAL GAINS AND CHARGES

Special gains and charges reported in the combined statements of income included the following:

	Year Ended December 31,
(millions)	2019	2018	2017
Cost of sales
Restructuring activities	$2.1	$1.1	$0.7
Other	—	(2.2)	26.2

Subtotal	2.1	(1.1)	26.9
Special (gains) and charges, net
Restructuring activities	15.9	13.7	5.9
Venezuela related activities	—	—	(8.7)
Other	(9.3)	3.5	—

Subtotal	6.6	17.2	(2.8)

Operating income subtotal	8.7	16.1	24.1
Other income, net
Other expense	0.3	—	—

Total special (gains) and charges, net	$9.0	$16.1	$24.1

For segment reporting purposes, special gains and charges are not allocated to reportable segments.

Cost of Sales and Special (Gains) and Charges, Net

Restructuring Activities

The Company is impacted by a number of restructuring plans initiated by Ecolab. The Company recorded restructuring charges allocated from Ecolab in the amounts of $18.0 million, $14.8 million and $6.6 million in the years ended December 31, 2019, 2018 and 2017, respectively. These restructuring charges have been included as a component of cost of sales and special (gains) and charges, net, in the combined statements of income. As the obligations related to these activities are part of Ecolab’s overall restructuring initiatives, the Company did not record the related restructuring liabilities in the combined balance sheets.

Venezuela Related Activities

Effective as of the end of the fourth quarter of 2015, the Company deconsolidated its Venezuelan subsidiaries. The Company recorded a gain of $8.7 million in the year ended December 31, 2017 due to U.S. dollar cash recoveries of receivables written off at the time of deconsolidation. No such gains occurred in the years ended December 31, 2019 and 2018.

Other

In the year ended December 31, 2019, the Company recorded a $9.5 million ($8.7 million after tax) gain in connection with costs recovered from a dispute related to a contract terminated in 2017 and other insignificant charges of $0.2 million in special (gains) and charges, net.

In the year ended December 31, 2018, the Company recorded a $2.2 million ($1.7 million after tax) gain related to changes in estimates for a LIFO inventory reserve in cost of sales and a charge of $3.5 million allocated from Ecolab related to Ecolab charitable contributions in special (gains) and charges, net.

In the year ended December 31, 2017, the Company recorded the following in the cost of sales: (i) a fixed asset impairment of $16.0 million ($10.2 million after tax), (ii) a charge related to a contract termination of

$11.1 million ($10.3 million after tax) and (iii) gains of $0.9 million related to changes in estimates for a LIFO inventory reserve. For the fixed asset impairment, the Company determined that the fair value of the affected assets was less than the book value and subsequently recorded an impairment charge. In the year ended December 31, 2018, the Company disposed of the remaining affected assets, which did not result in a material gain or loss.

Other Expense

In the year ended December 31, 2019, the Company recorded expenses of $0.3 million related to pension curtailments and settlements due to Ecolab restructuring programs. These charges, which were allocated to ChampionX from Ecolab, have been included as a component of other income, net in the combined statements of income.

5. ACQUISITIONS AND DISPOSITIONS

Acquisitions

The Company makes business acquisitions that align with its strategic business objectives. Assets and liabilities of acquired businesses are recorded as of the acquisition date, at their respective fair values and are included in the combined balance sheets. The purchase price allocation is based on estimates of the fair value of assets acquired and liabilities assumed. The aggregate purchase price of acquisitions has been reduced for any cash or cash equivalents acquired with the acquisition.

The acquisitions described below have been accounted for using the acquisition method of accounting, which requires, among other things, that assets acquired and liabilities assumed to be recognized at fair value as of the acquisition date.

There were no significant business acquisitions in the years ended December 31, 2019 or 2018.

In the year ended December 31, 2017, the Company acquired Promchimservice LLC for total consideration of $11.7 million, net of cash acquired, resulting in $8.1 million of goodwill and approximately $5.8 million of property, plant and equipment and net working capital. Promchimservice LLC primarily offers reaction and blending services to Oilfield Performance customers in Russia. Incremental sales from this acquisition were minimal as it was a strategic plant acquisition to source raw materials and produce locally.

In the year ended December 31, 2017, the Company also acquired a controlling interest in Petrochem Performance Products LLC for total consideration of $3.8 million. Petrochem Performance Products LLC is a consolidated joint venture in Azerbaijan that primarily manufactures products for the Company’s Oilfield Performance business in the Caspian Sea region.

Dispositions

In the first quarter of 2019, the Company completed the sale of its 49% investment in the AksaiGasService Champion (“AGSC”) joint venture to a third party for approximately $6.4 million, of which $5.5 million was received in 2019 and $0.9 million was received in 2018. Prior to the sale, the AGSC joint venture was accounted for as an equity method investment. The sale did not result in a material gain or loss.

In the first quarter of 2018, the Company completed the sale of its FabTech business to a third party for $8.9 million. Prior to the sale, the Company determined that certain FabTech fixed assets were impaired and recorded an impairment charge of $16.0 million in special (gains) and charges, net, in the combined statements of income in the year ended December 31, 2017. As a result of the impairment charge in 2017, there was not a material gain or loss recognized in connection with the disposal of the business in the year ended December 31, 2018. Prior to the sale, FabTech was part of the Company’s Oilfield Performance business.

There were no other significant business dispositions in the years ended December 31, 2019, 2018 and 2017.

6. BALANCE SHEET INFORMATION

	December 31,
	2019	2018
(millions)
Accounts receivable, net
Accounts receivable—third parties	$421.0	$460.4
Allowance for doubtful accounts	(6.4)	(8.1)

Total	$414.6	$452.3

Inventory
Finished goods	$266.1	$298.9
Raw materials and parts	123.8	119.2

Inventory at FIFO cost	389.9	418.1
FIFO cost to LIFO cost difference	34.1	24.3

Total	$424.0	$442.4

Other current assets
Prepaid assets	$17.0	$19.4
Income tax receivable	14.2	11.8
Taxes receivable, other than income	12.4	12.2
Other	1.1	1.8

Total	$44.7	$45.2

Property, plant and equipment, net
Land	$56.1	$57.5
Buildings and leasehold improvements	383.0	352.1
Machinery and equipment	712.4	696.6
Merchandising and customer equipment	45.9	40.1
Capitalized software	32.5	25.8
Construction in progress	58.7	70.7

Total	1,288.6	1,242.8
Accumulated depreciation	(531.9)	(462.4)

Total	$756.7	$780.4

Other intangible assets
Customer relationships	$1,363.2	$1,367.8
Trademarks	124.8	124.7
Technology	81.9	81.8
Patents	20.4	18.5
Other	0.8	0.8

Total	1,591.1	1,593.6
Accumulated amortization
Customer relationships	(688.6)	(592.7)
Trademarks	(70.0)	(59.4)
Technology	(77.1)	(73.0)
Patents	(9.9)	(9.6)
Other	(0.7)	(0.5)

Total	(846.3)	(735.2)

	December 31,
	2019	2018
(millions)
Net other intangible assets	$744.8	$858.4

Other assets
Operating lease assets	$110.9	$—
Equity method investments	18.7	21.4
Deferred tax assets	17.8	9.9
Other	29.5	16.9

Total	$176.9	$48.2

Other current liabilities
Operating lease liability	$31.0	$—
Distributor fees	27.9	6.7
Taxes payable, other than income	10.5	11.0
Deferred income	8.0	9.4
Income tax payable	5.9	4.0
Environmental	2.9	3.3
Accounts payable—related parties	1.0	2.5
Other	23.9	28.7

Total	$111.1	$65.6

Other liabilities
Environmental	$6.5	$6.9
Long-term debt	0.3	0.1
Other	16.0	14.2

Total	$22.8	$21.2

7. RELATED PARTY TRANSACTIONS

Related party transactions in the combined statements of income between the Company and Ecolab are summarized in the following table:

	Year Ended December 31,
(millions)	2019	2018	2017
Shared services
Allocated to segments	$1.9	$3.4	$1.2
Corporate and Other	87.5	97.4	92.0

Subtotal	89.4	100.8	93.2

Multiemployer pension plans(a)
Net periodic pension service cost in operating income	11.3	13.0	12.1
Net periodic pension non-service benefit in other income, net	(14.3)	(15.1)	(12.4)

Subtotal	(3.0)	(2.1)	(0.3)
Intellectual property
Corporate and Other	4.0	4.0	4.0

Total related party expenses, net	$90.4	$102.7	$96.9

(a)

In connection with ASU 2017-17, the non-service component of net periodic pension (benefit) cost is presented in other income, net, while the service component of net periodic pension cost is recorded in operating income. Net periodic pension service cost is recorded within Corporate and Other.

Shared Services

Ecolab provides the Company certain services, which include executive management, finance, legal, information technology, human resources, regulatory affairs, safety, supply chain and other shared services. Some of these services will continue to be provided to the Company on a temporary basis following the Transaction. The Company determined that it is not practicable to determine the cost of these services on a stand-alone basis for the periods presented. Therefore, financial information herein may not reflect the combined financial position, results of operations and cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity during the periods presented. Management believes that the methods used to allocate expenses to the Company are reasonable. Allocations to the Company for shared services are primarily recorded in selling, general and administrative expenses in the combined statements of income.

Multiemployer Pension Plans

ChampionX employees participate in funded and unfunded defined benefit pension and other postretirement benefit plans (the “Shared Plans”) sponsored by Ecolab, which include participants from other Ecolab subsidiaries. For purposes of the combined financial statements, the Shared Plans are accounted for as multiemployer benefit plans. Accordingly, the Company does not record an asset or liability to recognize the funded status of these plans in the combined balance sheets. The allocated net periodic pension benefits and costs are primarily recorded within Corporate and Other in selling, general and administrative expenses and other income, net in the combined statements of income.

Shared Fixed Assets

Historical cost, accumulated depreciation and depreciation expense for fixed assets at manufacturing plants and other facilities shared with non-ChampionX businesses, where the Company is the primary or exclusive user of the assets (“ChampionX fixed assets”), are included in the combined balance sheets and combined statements of income. When a ChampionX fixed asset is shared with a non-ChampionX business, a reduction to cost of sales or selling, general and administrative expenses is recorded in the combined statements of income to reflect usage by the non-ChampionX business. At shared manufacturing plants and other facilities where the Company is not the primary or exclusive user of the assets, the shared fixed assets are excluded from the combined balance sheets. Accordingly, when the Company uses shared fixed assets, the costs are recorded in cost of sales or selling, general and administrative expenses in the combined statements of income to account for the Company’s use of the shared fixed assets.

Intellectual Property

The Company recorded royalty expense related to ChampionX’s use of Ecolab’s intellectual property and patents primarily within Corporate and Other in selling, general and administrative expenses in the combined statements of income.

Treasury Functions

Cash and cash equivalents held by Ecolab at the corporate level were not allocated to the Company in any of the periods presented. The Company participates in Ecolab’s centralized cash management and financing programs. Disbursements are made through centralized accounts payable systems that are operated by Ecolab. Cash receipts are transferred to centralized accounts, also maintained by Ecolab. As cash is disbursed and received by Ecolab, it is accounted for by the Company through net Parent investment in ChampionX. Third party long-term debt is financed by Ecolab, and financing decisions for wholly and majority owned subsidiaries are determined by central Ecolab treasury operations.

8. INCOME TAXES

For purposes of the combined financial statements, the Company’s income taxes are provided for on a “separate return” basis in accordance with ASC Topic 740, Income Taxes, although the Company’s operations have historically been included in the tax returns filed by Ecolab.

Income before income taxes consisted of:

	Year Ended December 31,
(millions)	2019	2018	2017
United States	$20.7	$2.1	$(21.4)
International	151.6	137.1	128.8

Total	$172.3	$139.2	$107.4

Income tax expense (benefit) consisted of:

	Year Ended December 31,
(millions)	2019	2018	2017
Federal and state	$19.6	$15.1	$36.4
International	37.6	40.8	34.4

Total current	57.2	55.9	70.8
Federal and state	(13.9)	(15.6)	(122.3)
International	(12.1)	(4.8)	(10.4)

Total deferred	(26.0)	(20.4)	(132.7)

Income tax expense (benefit)	$31.2	$35.5	$(61.9)

The Company’s overall net deferred tax assets and deferred tax liabilities consisted of the following:

	December 31,
(millions)	2019	2018
Deferred tax assets
Other accrued liabilities	$5.9	$7.2
Other, net	5.3	4.6
Loss carryforwards	30.0	29.2
Lease liability	21.6	—
Valuation allowance	(21.2)	(20.9)

Total	41.6	20.1

Deferred tax liabilities
Property, plant and equipment basis differences	(52.4)	(47.9)
Intangible assets	(150.9)	(181.7)
Pension and other comprehensive income	—	(0.1)
Lease asset	(21.6)	—
Other, net	(1.9)	(2.1)

Total	(226.8)	(231.8)

Net deferred tax liabilities balance	$(185.2)	$(211.7)

Deferred tax assets and liabilities are recorded based on the statutory tax rates at which they are expected to reverse in the future. As of December 31, 2019 and 2018, U.S. deferred tax assets and liabilities were recorded at the U.S. federal corporate income tax rate of 21%. In response to the enactment of the Tax Act on December 22, 2017, which reduced the U.S. federal corporate income tax rate from 35% to 21%, the Company recorded a provisional income tax benefit of $109.5 million as a result of recording U.S. deferred tax assets and liabilities at the enacted tax rate, which is a discrete tax item in income tax expense in the year ended December 31, 2017.

As of December 31, 2019, the Company has tax-effected international net operating loss carryforwards of $30.0 million, which will be available to offset future taxable income. International net operating loss carryforwards of $19.9 million expire from 2020 to 2040, and $10.1 million of international net operating loss carryforwards have no expiration. A valuation has been established on $20.7 million out of $30.0 million of net operating loss carryforwards.

A reconciliation of the beginning and ending amount of valuation allowances is as follows:

	December 31,
(millions)	2019	2018
Balance at beginning of year	$20.9	$12.3
Net benefit to income tax expense	1.0	7.9
Foreign currency translation	(0.7)	0.7

Balance at end of year	$21.2	$20.9

The Company has valuation allowances on certain deferred tax assets of $21.2 million and $20.9 million as of December 31, 2019 and 2018, respectively. The increase in valuation allowance has been recorded to recognize only the portion of the deferred tax asset that is more-likely-than-not to be realized.

The Company has two tax incentives awarded by the Singapore Economic Development Board. These incentives provide for a preferential 10% tax rate on certain headquarter income, which expire in 2021, and a 0% tax rate on manufacturing profits generated at the Company’s facility on Jurong Island, which expire in 2024. The tax reduction under the incentive was $0.3 million, $0.5 million and $0.4 million in the years ended December 31, 2019, 2018 and 2017, respectively.

A reconciliation of the statutory U.S. federal corporate income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended December 31,
	2019	2018	2017
Statutory U.S. rate	21.0%	21.0%	35.0%
One-time transition tax	—	—	35.6
State income taxes, net of federal benefit	1.6	0.7	0.2
Audit settlements and refunds	—	1.0	0.2
Change in statutory tax rate (deferred taxes)	(0.4)	0.6	(102.0)
Valuation allowance	0.2	6.2	1.8
Foreign rate differential	(1.0)	(3.6)	(19.4)
Research and development credit	(1.8)	(2.1)	(2.4)
Uncertain tax positions	(1.5)	(0.4)	(7.3)
Nondeductible expenses	0.7	0.7	1.0
Swiss IP step-up	(2.7)	—	—
Other, net	2.0	1.4	(0.3)

Effective income tax rate	18.1%	25.5%	(57.6)%

The change in the Company’s tax rate includes the tax impact of special gains and charges and discrete tax items, which have impacted the comparability of the Company’s historical reported tax rates, as amounts included in special gains and charges are derived from tax jurisdictions with rates that vary from the Company’s tax rate, and discrete tax items are not necessarily consistent across periods. The tax impact of special gains and charges and discrete tax items will likely continue to impact comparability of the Company’s reported tax rate in the future. The enactment of the Tax Act also significantly impacted the comparability of the Company’s reported tax rates.

In the year ended December 31, 2017, the Company recorded a one-time transition tax of $38.2 million. The one-time transition tax was based on certain foreign earnings and profits for which earnings had been previously indefinitely reinvested, as well as estimates of assets and liabilities at future dates. The transition tax was based in part on the amount of those earnings held in cash and other specified assets. No additional income taxes have been provided for any remaining undistributed foreign earnings not subject to the transition tax and any additional outside basis differences inherent in these entities as these amounts continue to be indefinitely reinvested in foreign operations. The Company continues to assert permanent reinvestment of the undistributed earnings of international affiliates, and, if there are policy changes, the Company would record the applicable taxes. As of December 31, 2018, the Company completed its accounting for the effects of the Tax Act as they relate to the repricing of deferred tax balances and the one-time transition tax.

Upon audit, taxing authorities may challenge all or part of an uncertain income tax position. While the Company has no history of tax audits on a stand-alone basis, Ecolab and Ecolab subsidiaries may be audited by U.S. federal, state and local, and non-U.S. taxing authorities. Ecolab files U.S. federal income tax returns and income tax returns in various U.S. state and non- U.S. jurisdictions. With few exceptions, Ecolab is no longer subject to state and foreign income tax examinations by tax authorities for years before 2016. The IRS has completed examinations of the Ecolab’s U.S. federal income tax returns through 2016, and the years 2017 and 2018 are currently under audit. In addition to the U.S. federal examination, there is ongoing audit activity in several U.S. state and foreign jurisdictions. The Company anticipates changes to its uncertain tax positions due to closing of various audit years mentioned above. The Company does not believe these changes will result in a material impact during the next twelve months. Decreases in the Company’s gross liability could result in offsets to other balance sheet accounts, cash payments and/or adjustments to tax expense. The occurrence of these events and/or other events not included above within the next twelve months could change depending on a variety of factors and result in amounts different from above. The Company’s gross liability for uncertain tax positions in the Company’s combined balance sheets was $3.9 million and $6.2 million as of December 31, 2019 and 2018, respectively.

The Company’s effective income tax rate in the year ended December 31, 2019 includes $1.4 million of net tax benefits on special gains and charges and $7.4 million of net tax benefits on discrete items, which includes a $4.7 million benefit due to the passage of Swiss Tax Reform.

The Company’s effective income tax rate in the year ended December 31, 2018 includes $4.0 million of net tax benefits on special gains and charges.

The Company’s effective income tax rate in the year ended December 31, 2017 includes $71.3 million of net tax benefits associated with the Tax Act, $4.3 million of net tax benefits on special gains and charges and net tax benefits of $7.7 million associated with discrete tax items.

A reconciliation of the beginning and ending amount of gross liability for unrecognized tax benefits is as follows:

	Year Ended December 31,
(millions)	2019	2018	2017
Balance at beginning of year	$6.2	$6.5	$12.0
Additions based on tax positions related to the current year	0.3	0.5	0.5
Reductions for tax positions of prior years	(1.8)	—	(6.8)
Reductions for tax positions due to statute of limitations	(0.7)	(0.5)	(0.6)
Settlements	(0.1)	—	(0.1)
Assumed in connection with acquisitions	—	—	0.9
Foreign currency translation	—	(0.3)	0.6

Balance at the end of year	$3.9	$6.2	$6.5

The total amount of unrecognized tax benefits, if recognized would have affected the effective income tax rate by $3.4 million, $6.2 million and $6.5 million in the years ended December 31, 2019, 2018 and 2017, respectively.

The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. During the years ended December 31, 2019, 2018 and 2017, the Company released interest and penalties of $0.4 million, $0.6 million and $1.0 million, respectively. The Company had $0.5 million, $0.8 million and $1.4 million of accrued interest and penalties as of December 31, 2019, 2018 and 2017, respectively.

9. RENTAL AND LEASES

On January 1, 2019, the Company adopted ASC Topic 842, Leases (“the new lease standard”), using the modified retrospective method electing the prospective transition practical expedient and recorded a cumulative effect adjustment to the opening balance of net Parent investment in ChampionX of $0.4 million. The Company elected the package of practical expedients permitted under the transition guidance within the new lease standard, which allows the Company to carryforward the historical lease classification, to not reassess whether existing contracts are or contain a lease and not to reassess initial direct costs. The Company also elected the land easement practical expedient.

In addition, the Company elected the hindsight practical expedient to determine the lease term for existing leases. When applying the hindsight expedient, the Company determined that most renewal options would not be reasonably certain in determining the expected lease term. The Company made an accounting policy election to not apply the recognition requirements of the new standard to leases with terms of twelve months or less and which do not include an option to purchase the underlying assets which is reasonably certain of exercise.

Adoption of the new standard resulted in the recording of additional net operating lease assets and operating lease liabilities of $111.8 million and $112.2 million, respectively, as of January 1, 2019. The difference between the operating lease assets and operating lease liabilities was recorded as an adjustment to net Parent investment in ChampionX. There was no impact to net income or cash flows in the Company’s combined financial statements.

Lessee

The Company leases sales and administrative office facilities, distribution centers, research and manufacturing facilities, as well as vehicles and other equipment under operating leases. The Company also enters into insignificant finance leases.

The Company’s operating lease cost was as follows:

Year Ended December 31,
(millions)	2019
Operating lease cost(a)	$14.2

(a)	Includes immaterial short-term and variable lease costs.

Future maturity of operating lease liabilities as of December 31, 2019 is as follows:

(millions)
2020	$35.1
2021	30.3
2022	19.4
2023	13.9
2024	4.1
Thereafter	25.0

Total lease payments	127.8
Less: imputed interest	17.6

Present value of lease liabilities	$110.2

Total rental expense under the Company’s operating leases was $15.4 million and $19.4 million in the years ended December 31, 2018 and 2017. As of December 31, 2018, identifiable future minimum payments with non-cancelable terms in excess of one year were:

(millions)
2019	$20.0
2020	13.0
2021	8.0
2022	5.0
2023	3.9
Thereafter	26.7

Total	$76.6

The Company’s operating leases term and discount rate were as follows:

December 31, 2019
Weighted-average remaining lease terms (years)	6.9
Weighted-average discount rate	4.0%

The Company’s other lease information was as follows:

Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	41.8
Leased assets obtained in exchange for new operating lease liabilities	65.1

Lessor

The Company leases water treatment equipment to customers under operating leases. The Company’s accounting policy for these leases is to account for lease and nonlease components separately. The nonlease components, such as product and service revenue, are accounted for under ASC Topic 606, Revenue from Contracts with Customers (refer to Note 12). Revenue from leasing equipment is recognized on a straight-line basis over the life of the lease. Cost of sales includes the depreciation expense for assets under operating leases. The assets are depreciated over their estimated useful lives. Initial lease terms range from one year to five years and most leases include annual renewal options.

Lease contracts convey the right for the customer to control the equipment for a period of time as defined by the contract. There are no options for the customer to purchase the equipment and therefore the equipment remains the property of the Company at the end of the lease term.

As of December 31, 2019, the gross assets under operating leases recorded in property, plant and equipment, net is $21.9 million and related accumulated depreciation is $15.1 million.

The Company’s operating lease revenue was as follows:

(millions)	Year Ended December 31, 2019
Operating lease revenue(a)	$8.3

(a)	Includes immaterial short-term and variable lease revenue.

Expected revenue from operating leases for existing contracts as of December 31, 2019 is as follows:

(millions)
2020	$9.3
2021	6.7
2022	4.0
2023	1.4
2024	—
Thereafter	—

Total lease revenue	$21.4

The Company mitigates the risk of residual value subsequent to the lease term by redeploying assets. As such, the Company expects to receive revenue from the operating lease assets through the remaining useful life and therefore subsequent to the initial contract termination date.

10. RESEARCH AND DEVELOPMENT EXPENDITURES

Research and development expenditures that relate to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Such costs incurred by the Company were $41.7 million, $48.2 million and $51.2 million in the years ended December 31, 2019, 2018 and 2017, respectively.

The Company did not participate in any material customer sponsored research in the years ended December 31, 2019, 2018 or 2017.

11. COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims and contingencies related to, among other things, workers’ compensation, general liability (including product liability), automobile claims, health care claims, environmental matters and lawsuits. The Company is subject to various claims and contingencies related to income taxes, which are discussed in Note 8. The Company also has contractual obligations, including lease commitments that are discussed in Note 9.

The Company records liabilities where a contingent loss is probable and can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. The Company discloses a contingent liability even if the liability is not probable or the amount is not estimable, or both, if there is a reasonable possibility that a material loss may have been incurred.

Litigation and Environmental Matters

The Company is party to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include from time to time commercial, patent infringement, product liability and employment lawsuits, as well as possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. The Company has established accruals for certain lawsuits, claims and environmental matters. The Company currently believes that there is not a reasonably possible risk of material loss in excess of the amounts accrued related to these legal matters. Because litigation is inherently uncertain, and unfavorable rulings or developments could occur, there can be no certainty that the Company may not ultimately incur charges in excess of recorded liabilities. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on the Company’s results of operations or cash flows in the period in which they are recorded. The Company currently believes that such future charges related to suits and legal claims, if any, would not have a material adverse effect on the Company’s combined financial position.

Environmental Matters

The Company is currently participating in environmental assessments and remediation at 13 locations, the majority of which are in the U.S., and environmental liabilities have been accrued reflecting management’s best estimate of future costs. Potential insurance reimbursements are not anticipated in the Company’s accruals for environmental liabilities. As of December 31, 2019 and 2018, environmental liability accruals were $9.4 million and $10.2 million, respectively. The decrease in the 2019 environmental liability accrual was primarily related to payments and changes in estimates.

Matters Related to Deepwater Horizon Incident Response

Nalco Company LLC, an indirect subsidiary of Ecolab that will become a subsidiary of the Company after the Transaction, and certain affiliates (collectively “Nalco”) are among the defendants in a number of class action and individual plaintiff lawsuits arising from the use of COREXIT™ dispersant in response to the Deepwater Horizon oil spill. COREXIT™ is a ChampionX product reported in Corporate and Other. There currently remain three cases pending against Nalco relating to the Deepwater Horizon oil spill. After the Transaction, any obligation arising from this litigation will be assumed and controlled by Company. The Company believes the claims asserted against Nalco in these lawsuits are without merit and intends to defend these lawsuits vigorously. The Company also believes that it has rights to contribution and/or indemnification (including legal expenses) from third parties. However, the Company cannot predict the outcome of these lawsuits, the involvement it might have in these matters in the future, or the potential for future litigation.

12. REVENUES

Revenue Recognition

Product and Equipment Sales

Product revenue is generated from products sold to customers in the Company’s Oilfield Performance and Specialty Performance businesses. In addition, the Company sells equipment which may be used in combination with its specialized products. Revenue recognized from the sale of products and equipment is recognized when the obligations in the contract with the customer are satisfied, which generally occurs with the transfer of the product or delivery of the equipment.

Service and Lease Sales

Services and leased equipment revenue is generated from providing services or leasing equipment to the Company’s Oilfield Performance customers. Service offerings include laboratory and logistics services, chemical management services, troubleshooting, reporting, water treatment services or fulfilling deliverables included in the applicable contract. Service and leased equipment revenue is recognized over time when the services are provided to the customer or when the customer receives the benefit of the leased equipment. Service revenue is recognized over time utilizing an input method that aligns such recognition with the periods in which the services are provided. Typically, revenue is recognized over time using costs incurred to date because the effort provided by the field selling and service organization represents services provided, which corresponds with the transfer of control to the customer. Revenue for leased equipment is accounted for under ASC Topic 842, Leases, and recognized on a straight-line basis over the length of the lease contract.

Practical Expedients and Exemptions

The Company elected to apply the portfolio approach within each operating segment. The revenue standard can be applied to a portfolio of contracts with similar characteristics if it is reasonably expected that the effects of applying the revenue standard at the portfolio level would not be materially different from the impact of applying the revenue standard at the individual contract level. Application of the portfolio approach was focused on those characteristics that have the most significant accounting consequences in terms of their effect on the timing of revenue recognition or the amount of revenue recognized. The Company determined the key criteria to assess with respect to the portfolio approach, including the related deliverables, the characteristics of the customers and the timing and transfer of goods and services, which most closely aligned within the operating segments. In addition, the accountability for the business operations, as well as the operational decisions on how to go to market and the product and service offerings, are performed at the operating segment level.

The following table shows principal activities, separated by reportable segments, from which the Company generates its revenue. For more information about the Company’s reportable segments, refer to Note 13.

Net sales by reportable segment are as follows:

	Year Ended December 31,
(millions)	2019	2018	2017
Oilfield Performance
Product and equipment sales	$1,794.1	$1,754.6	$1,715.7
Service and lease sales	235.3	224.0	225.0

Total Oilfield Performance	2,029.4	1,978.6	1,940.7

Specialty Performance
Product and equipment sales	302.4	452.7	349.0

Total

Total product and equipment sales(a)	$2,096.5	$2,207.3	$2,064.7
Total service and lease sales	235.3	224.0	225.0

(a)

In the years ended December 31, 2019, 2018 and 2017, product and equipment sales in the amount of $0.2 million, $0.2 million and $0.3 million were not included in the table above but were included in Corporate and Other. Corporate and Other net sales accounted for less than 0.02% of the Company’s combined net sales for all periods presented.

Net sales by geographic region in the years ended December 31, 2019, 2018 and 2017 are as follows:

	Oilfield Performance			Specialty Performance
(millions)	2019	2018	2017	2019	2018	2017
United States	$944.4	$855.7	$783.8	$218.9	$345.8	$286.4
Middle East and Africa	307.0	314.9	309.3	36.8	46.8	21.2
Europe	267.7	269.0	282.6	13.2	9.3	5.0
Canada	262.9	276.6	269.1	9.5	28.9	23.6
Latin America	169.9	163.1	186.1	10.8	14.8	9.0
Asia Pacific	77.5	99.3	109.8	13.2	7.1	3.8

Total	$2,029.4	$1,978.6	$1,940.7	$302.4	$452.7	$349.0

Net sales by geographic region were determined based on origin of sale. Outside of North America, there were no sales from a single foreign country or individual customer that were material to the Company’s combined net sales.

Contract Liability

Payments received from customers are based on invoices or billing schedules as established in contracts with customers. Accounts receivable are recorded when the right to consideration becomes unconditional. The contract liability relates to billings in advance of performance (primarily service obligations) under the contract. Contract liabilities are recognized as revenue when the performance obligation has been performed, which primarily occurs during the subsequent quarter.

	December 31,
(millions)	2019	2018
Contract liability as of beginning of period	$5.1	$6.6
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	(5.1)	(6.6)
Increases due to billings excluding amounts recognized as revenue during the period	4.8	5.1

Contract liability as of end of period	$4.8	$5.1

13. OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

The Company’s operating segments have been determined in accordance with the Company’s internal management structure, which is organized based on operating activities. Operating activities that share similar economic characteristics, products and production processes, end-use markets, channels of distribution and regulatory environments have been organized into two operating segments, which are also the Company’s reportable segments: Oilfield Performance and Specialty Performance. Business activities that do not meet the criteria of an operating segment have been combined into Corporate and Other. Corporate and Other includes (i) corporate and overhead expenses that the Company directly incurred as well as expenses for shared services that have been allocated to the Company by Ecolab, (ii) special gains and charges, (iii) amortization expense related to acquired intangible assets and (iv) revenue and costs for activities that are not operating segments.

The Company evaluates performance based upon several factors, of which the primary financial measure is segment operating income. Segment operating income is defined as segment net sales less cost of sales, selling, marketing and research and development costs.

The Company believes that segment operating income is an appropriate measure for evaluating the operating performance of the Company’s business segments because it is the primary measure used by the Company’s chief operating decision maker, as defined under ASC Topic 280, Segment Reporting, to evaluate the performance of and allocate resources to the Company’s businesses. The Company believes that information about segment operating income assists users of the combined financial statements by allowing them to evaluate changes in the operating results of the Company’s portfolio of businesses separate from non-operational factors that affect net income, thus providing insight into both operations and the other factors that affect reported results. Segment operating income provides management a measure to analyze the operating performance of the Company’s business and its enterprise value against historical data and competitors’ data, although historical results, including segment operating income, may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

Financial information for each of the Company’s reportable segments is as follows:

Net Sales

	Year Ended December 31,
(millions)	2019	2018	2017
Oilfield Performance	$2,029.4	$1,978.6	$1,940.7
Specialty Performance	302.4	452.7	349.0

Total segment net sales(a)	$2,331.8	$2,431.3	$2,289.7

(a)

In the years ended December 31, 2019, 2018 and 2017, net sales in the amount of $0.2 million, $0.2 million and $0.3 million, respectively, were not included in the table above but were included in Corporate and Other.

Operating Income

	Year Ended December 31,
(millions)	2019	2018	2017
Segment operating income
Oilfield Performance	$387.2	$315.2	$304.6
Specialty Performance	30.5	92.8	79.8

Total segment operating income	417.7	408.0	384.4
Corporate and Other	(262.3)	(290.5)	(296.1)

Total operating income	$155.4	$117.5	$88.3

Corporate and Other

Corporate and Other is as follows:

	Year Ended December 31,
(millions)	2019	2018	2017
Corporate, overhead and allocated shared services expenses(a)	$140.5	$151.4	$148.5
Acquired intangible amortization expense	113.2	123.1	123.3
Special (gains) and charges, net	8.7	16.1	24.1
Other	(0.1)	(0.1)	0.2

Total Corporate and Other	$262.3	$290.5	$296.1

(a)

Related party allocations for shared services, including the service component of multiemployer pensions and royalties, were $102.8 million, $114.4 million and $108.1 million in the years ended December 31,

2019, 2018 and 2017, respectively. Refer to Note 7 for additional information regarding related party allocations. Corporate and overhead expenses directly incurred by the Company were $37.7 million, $37.0 million and $40.4 million in the years ended December 31, 2019, 2018 and 2017, respectively.

The Company has an integrated supply chain function that serves its reportable segments. As such, asset and capital expenditure information by reportable segment has not been provided and is not available, since the Company does not produce or utilize such information. Depreciation expense estimated for each reportable segment and Corporate and Other is as follows:

	Year Ended December 31,
(millions)	2019	2018	2017
Oilfield Performance	$72.5	$67.9	$70.3
Specialty Performance	10.8	15.5	12.7
Corporate and Other	5.1	4.6	4.6

Total depreciation expense	$88.4	$88.0	$87.6

Amortization expense allocated to the reportable segments is related to the Company’s internally developed intangible assets and is not material to the combined statements of income in each of the years ended December 31, 2019, 2018 and 2017.

Geographic Information

Long-lived assets, net by geographic region are as follows:

	December 31,
(millions)	2019	2018
United States	$2,080.3	$2,095.2
Asia Pacific	453.1	446.1
Canada	329.3	335.2
Europe	244.9	244.2
Middle East and Africa	160.9	171.3
Latin America	81.7	70.9

Total	$3,350.2	$3,362.9

Geographic information for long-lived assets, net is based on physical location of the assets. Refer to Note 12 for net sales by geographic region.

14. SUBSEQUENT EVENTS

Market Developments

Subsequent to December 31, 2019, oil prices decreased significantly in light of decreased demand following the coronavirus outbreak and falling prices stemming from a lack of consensus among OPEC member nations on production reductions and Saudi Arabia’s response to reduce prices. The culmination of these events has resulted in instability in the oil and gas industry and falling stock prices for most participants in the industry, including Apergy, with whom the Company will merge following its separation from Ecolab. The Company is evaluating these events to determine if an interim goodwill impairment assessment as well as an assessment of the recoverability of the Company’s other long-lived assets is necessary. As of the date these financial statements were made available for release, the Company was actively completing these evaluations and has not drawn any formal conclusions.

Other Transactions

In the first quarter of 2020, the Company submitted a notice to terminate its OOO Kogalym Chemical Plant joint venture with Lukoil Oil Company (“Lukoil”). Effective with the notice of termination, Lukoil has assumed control of the entity and will assume all of the Company’s 66% interest in the joint venture. Consideration for the transaction is expected to be approximately $5.3 million, and the termination is expected to result in an estimated loss between $5.0 million and $8.0 million.

In the first quarter of 2020, the Company and Ecolab agreed to sell a 25% minority interest in one of its foreign, wholly owned subsidiaries to a third party and separately purchase back a 15% interest in another of its foreign, majority owned subsidiaries from the same third party. The transactions are pending certain governmental approvals, which are expected to be completed in the second quarter of 2020. Upon finalization of these transactions, the Company will continue to maintain control of each subsidiary and consolidate their results and positions into the Company’s combined financial statements.

Annex A

CENTERVIEW PARTNERS

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

        December 18, 2019

The Board of Directors

Apergy Corporation

2445 Technology Forest Blvd

Building 4, 12th Floor

The Woodlands, TX 77381

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Apergy Corporation, a Delaware corporation (“Athena”), of the Exchange Ratio (as defined below) provided for pursuant to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) proposed to be entered into by and among Ecolab Inc., a Delaware corporation (“Everest”), ChampionX Holding Inc., a Delaware corporation and a wholly owned subsidiary of Everest (“Newco”), Athena Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Athena (“Merger Sub”), and Athena. In furtherance thereof, you have informed us that the following transactions will occur: (1) pursuant to the Separation and Distribution Agreement (the “Distribution Agreement”), proposed to be entered into by and among Everest, Newco and Athena, Everest shall, among other things, (i) undertake an Internal Restructuring (as defined in the Distribution Agreement) resulting in the Newco Group (as defined in the Distribution Agreement) owning and operating the Newco Business (as defined in the Distribution Agreement) and the Everest Group (as defined in the Distribution Agreement) continuing to own and operate the Everest Retained Business (as defined in the Distribution Agreement), (ii) pay to Everest the Cash Payment (as defined in the Distribution Agreement) and (iii) effect the distribution of all outstanding shares of Newco Common Stock to the holders of outstanding common stock of Everest, all as more fully set forth in the Distribution Agreement and (2) pursuant to the Merger Agreement, Merger Sub will merge with and into Newco, with Newco continuing as the surviving corporation (the “Merger”), and each outstanding share of common stock of Newco, par value $0.01 per share (“Newco Common Stock”), other than Newco Common Stock held by Newco as treasury stock, will be converted into the right to receive a number of shares of common stock of Athena, par value $0.01 per share (“Athena Common Stock”) equal to the New Issuance (as defined in the Merger Agreement) divided by the aggregate number of shares of Newco Common Stock issued and outstanding immediately prior to the effective time of the Merger, which will result in a pro forma ownership of the fully diluted shares of Athena Common Stock being held 38% by the holders of Athena Common Stock immediately prior to the effective time of the Merger and 62% by the holders of Newco Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Exchange Ratio”). The transactions specified in the Agreements, including the matters summarized in clauses (1) and (2) of this paragraph, are collectively referred to as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Agreements.

We have acted as financial advisor to the Board of Directors of Athena in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, Athena has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to Athena, and we have not received any compensation from Athena during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Everest, and we have not received any compensation from Everest during such period. We may provide investment banking and other services to or with respect to Athena or Everest or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Athena, Everest, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) the drafts of the Agreements, each dated December 18, 2019 (the “Draft Agreements”); (ii) the Annual Reports on Form 10-K of Athena for the year ended December 31, 2018; (iii) the Registration Statement on Form 10 of Athena (including, without limitation, the Information Statement included therein), as amended; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Athena and Everest; (v) certain publicly available research analyst reports for Athena and Everest; (vi) certain other communications from Athena and Everest to their respective stockholders; (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Athena, including certain financial forecasts, analyses and projections relating to Athena prepared by management of Athena and furnished to us by Athena for purposes of our analysis (the “Athena Forecasts”) (collectively, the “Athena Internal Data”); (viii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Newco Business, including certain financial forecasts, analyses and projections relating to the Newco Business prepared by management of Everest with extrapolations by management of Athena and furnished to us by Athena for purposes of our analysis (the “Newco Forecasts”) (collectively, the “Everest Internal Data”); and (ix) and certain tax and other cost savings and operating synergies projected by the managements of Everest and Athena to result from the Transaction furnished to us by Athena for purposes of our analysis (the “Synergies”). We have participated in discussions with members of the senior management and representatives of Athena and Everest regarding their assessment of the Athena Internal Data, the Everest Internal Data and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for Athena and Newco and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Athena Internal Data (including, without limitation, the Athena Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Athena as to the matters covered thereby, and that the Everest Internal Data (including, without limitation, the Newco Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Everest as to the matters covered thereby, and we have relied, at your direction, on the Athena Internal Data, the Everest Internal Data and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Athena Internal Data, the Everest Internal Data, the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Athena or the Newco Business, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Athena or the

Newco Business. We have assumed, at your direction, that the final executed Agreements will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreements and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have further assumed, at your direction, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have not evaluated and do not express any opinion as to the solvency or fair value of Athena or the Newco Business, or the ability of Athena or the Newco Business to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, Athena’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Athena or in which Athena might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Athena of the Exchange Ratio provided for pursuant to the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreements or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Athena or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Athena or any party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio provided for pursuant to the Merger Agreement or otherwise. Our opinion, as expressed herein, relates to the relative values of Athena and the Newco Business. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Athena Common Stock actually will be when issued pursuant to the Transaction or the prices at which the Athena Common Stock will or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of Athena or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Athena (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Exchange Ratio provided for pursuant to the Merger Agreement is fair, from a financial point of view, to Athena.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

Annex B

LAZARD

December 18, 2019

The Board of Directors

Apergy Corporation

2445 Technology Forest Blvd

Building 4, 12th Floor

The Woodlands, Texas 77381

Dear Members of the Board:

You have informed us that Apergy Corporation, a Delaware corporation (“Athena”), and Ecolab Inc., a Delaware corporation (“Everest”), intend to enter into a transaction pursuant to which Athena will acquire the upstream energy business of Everest and its subsidiaries (the “Newco Business”). In furtherance thereof, you have informed us that the following transactions will occur: (l) pursuant to the Separation and Distribution Agreement (the “Distribution Agreement”), to be entered into by and among Everest, ChampionX Holding Inc., a Delaware corporation and a wholly owned subsidiary of Everest (“Newco”), and Athena, Everest shall, among other things, (i) undertake an Internal Restructuring (as defined in the Distribution Agreement) resulting in the Newco Group (as defined in the Distribution Agreement) owning and operating the Newco Business (as defined in the Distribution Agreement) and the Everest Group (as defined in the Distribution Agreement) continuing to own and operate the Everest Retained Business (as defined in the Distribution Agreement), (ii) pay to Everest the Cash Payment (as defined in the Distribution Agreement) and (iii) effect the distribution of all outstanding shares of Newco Common Stock to the holders of outstanding common stock of Everest, all as more fully set forth in the Distribution Agreement and (2) pursuant to an Agreement and Plan of Merger (the “Merger Agreement” and, together with the Distribution Agreement, the “Agreements”), to be entered into by and among Athena, Newco, Everest and Athena Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Athena (“Merger Sub”), Merger Sub will merge with and into Newco, with Newco continuing as the surviving corporation (the “Merger”), and each outstanding share of common stock of Newco, par value $0.01 per share (“Newco Common Stock”), other than Newco Common Stock held by Newco as treasury stock, will be converted into the right to receive a number of shares of common stock of Athena, par value $0.01 per share (“Athena Common Stock”) equal to the New Issuance (as defined in the Merger Agreement) divided by the aggregate number of shares of Newco Common Stock issued and outstanding immediately prior to the effective time of the Merger, which will result in a pro forma ownership of the fully diluted shares of Athena Common Stock being held 38% by the holders of Athena Common Stock immediately prior to the effective time of the Merger and 62% by the holders of Newco Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Exchange Ratio”). The transactions specified in the Agreements, including the matters summarized in clauses (l) and (2) of this paragraph, are collectively referred to as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Agreements.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to Athena of the Exchange Ratio provided for in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of drafts of the Agreements, each dated December 18, 2019 (the “Draft Agreements”);

(ii)	Reviewed certain historical business and financial information relating to Athena and the Newco Business;

The Board of Directors

Apery Corporation

December 18, 2019

(iii)

Reviewed various financial forecasts and other data provided to us by Everest relating to the Newco Business and extrapolations thereof provided by Athena, financial forecasts and other data provided to us by Athena relating to the business of Athena and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of Athena and Everest to be realized from the Transaction;

(iv)

Held discussions with members of the senior managements of Everest and Athena with respect to the businesses and prospects of Athena and Newco, respectively, and with respect to the projected synergies and other benefits anticipated by the managements of Athena and Everest to be realized from the Transaction;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the Newco Business and the businesses of Athena;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business comparable to the businesses of Athena and the Newco Business, respectively;

(vii)	Reviewed historical stock prices and trading volumes of Athena Common Stock;

(viii)	Reviewed the potential pro forma financial impact of the Transaction on Athena based on the financial forecasts referred to above relating to the Newco Business and Athena; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Everest, the Newco Business, Newco or Athena or concerning the solvency or fair value of Everest, the Newco Business, Newco or Athena, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the managements of Athena and Everest to be realized from the Transaction, we have assumed, with the consent of Athena, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Athena and the Newco Business, respectively, and such synergies and other benefits. In addition, we have assumed, with the consent of Athena, that such financial forecasts and projected synergies and other benefits will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Athena Common Stock may trade at any time subsequent to the announcement of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Athena might engage or the merits of the underlying decision by Athena to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of Athena, that the Transaction will be consummated on the terms described in the Agreements, without any waiver or modification of any material terms or conditions. Representatives of Athena have advised us, and we have assumed, that the Agreements, when executed, will conform to the Draft Agreements reviewed by us in all material respects. We also have assumed, with the consent of Athena, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Newco Business, Newco,

The Board of Directors

Apery Corporation

December 18, 2019

Athena or the Transaction. We further have assumed, with the consent of Athena, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Athena obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Exchange Ratio to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction, including the Separation Agreement. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Athena in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided and in the future may provide certain investment banking services to Athena and Everest and certain of their respective affiliates, for which we have received and may receive compensation. In addition, Lazard has acted as a financial advisor to Dover Corporation in its spin-off of Athena, which was completed on May 9, 2018. In the ordinary course, Lazard and our affiliates and employees may trade securities of Athena, Everest and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Athena, Everest and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Athena (in its capacity as such) and our opinion is rendered to the Board of Directors of Athena in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to Athena.

Very truly yours,

LAZARD FRÈRES & CO. LLC

By:	/s/ Mark T. McMaster
Mark T. McMaster
Global Head of Mergers & Acquisitions

THE INFORMATION AGENT FOR THIS EXCHANGE OFFER IS:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 866-857-2624

Questions and requests for assistance may be directed to the information agent at the address and telephone numbers listed above. Additional copies of this prospectus, the letter of transmittal and other Exchange Offer materials may be obtained from the information agent as set forth above. You may also contact your bank, broker, or other nominee for assistance concerning this Exchange Offer.

THE EXCHANGE OFFER AGENT FOR THIS EXCHANGE OFFER IS:

By First Class Mail:	By Email Transmission: (FOR NOTICE OF GUARANTEE ONLY)	By Registered or Overnight Courier:
Computershare Trust Company, N.A. Attn: Corp Actions P.O. Box 43011 Providence, RI 02940-3011	CANOTICEOFGUARANTEE@computershare.com	Computershare Trust Company, N.A Attn: Corporate Actions Voluntary Offer 150 Royall Street – Suite V Canton MA 02021-1031

For information about this Exchange

Offer, please contact

Georgeson at

866-857-2624

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. ChampionX’s certificate of incorporation provides that no director shall be personally liable to ChampionX or its stockholders for monetary damages for any breach of fiduciary duty as a director; provided that such provision shall eliminate or limit the liability of a director only to the extent permitted from time to time by the Delaware General Corporation Law or any successor law or laws.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

ChampionX’s bylaws include provisions that indemnify the personal liability of directors or officers for monetary damages for actions taken as a director or officer of ChampionX, or for serving at ChampionX’s request as a director or officer or another position at another corporation or enterprise, as the case may be. ChampionX’s bylaws also provide that ChampionX must advance expenses to its directors and officers, subject to its receipt of an undertaking from the indemnified party. ChampionX’s bylaws also expressly authorize ChampionX to carry directors’ and officers’ insurance to protect ChampionX, its directors, officers and certain employees for some liabilities.

Ecolab maintains a general liability insurance policy which covers certain liabilities of ChampionX’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Title

2.1	Agreement and Plan of Merger and Reorganization, dated as of December 18, 2019, by and among Ecolab Inc., ChampionX Holding Inc., Apergy Corporation and Athena Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ecolab on December 23, 2019).(1)

2.2	Separation and Distribution Agreement, dated as of December 18, 2019, by and among Ecolab Inc., ChampionX Holding Inc. and Apergy Corporation (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Ecolab on December 23, 2019).(1)

3.1	Certificate of Incorporation of ChampionX Holding Inc.**

3.2	By-Laws of ChampionX Holding Inc.**

3.3	Certificate of Amendment of ChampionX Holding Inc.**

5.1	Opinion of Michael C. McCormick as to the validity of shares of common stock to be issued by ChampionX.**

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.**

8.2	Opinion of Weil, Gotshal & Manges LLP.**

10.1	Employee Matters Agreement, dated as of December 18, 2019, by and among Ecolab Inc., ChampionX Holding Inc. and Apergy Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ecolab on December 23, 2019).(1)

10.2	Form of Tax Matters Agreement, to be entered into by and among Ecolab, ChampionX and Apergy.(1) **

10.3	Form of Transition Services Agreement, to be entered into by and between Ecolab and ChampionX.(1)*

10.4	Form of Intellectual Property Matters Agreement.(1)*

10.5	Form of Cross-Supply Agreement.(1)*

21.1	Subsidiaries of ChampionX.*

23.1	Consent of Michael C. McCormick (included in Exhibit 5.1).**

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).**

23.3	Consent of Weil, Gotshal & Manges LLP (included in Exhibit 8.2).**

23.4	Consent of PricewaterhouseCoopers LLP relating to the audited financial statements of Apergy Corporation.*

23.5	Consent of PricewaterhouseCoopers LLP relating to the audited financial statements of ChampionX Holding Inc.*

23.6	Consent of PricewaterhouseCoopers LLP relating to the audited financial statements of Ecolab Inc.*

24.1	Power of Attorney (included on signature page).**

99.1	Consent of Centerview Partners LLC.*

99.2	Consent of Lazard Frères & Co. LLC.*

99.3	Form of Letter of Transmittal.*

99.4	Form of Exchange and Transmittal Information Booklet.*

99.5	Form of Letter to Clients for Use by Banks, Brokers and Other Nominees.*

99.6	Form of Letter to Banks, Brokers and Other Nominees.*

99.7	Form of Notice of Guaranteed Delivery for shares of Ecolab common stock.*

99.8	Form of Notice of Withdrawal of Ecolab common stock.*

99.9	Commitment Letter, dated December 18, 2019, among ChampionX Holding Inc., Bank of America, N.A. and BofA Securities, Inc.**

99.10	Form of Notice to Participants in the Ecolab Savings Plan and ESOP for Traditional Benefit Employees and the Ecolab Savings Plan and ESOP.*

99.11	Form of Notice to Participants in the Ecolab Puerto Rico Savings Plan.+

*	Filed herewith
**	Previously filed
+	To be filed by amendment
(1)	Exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be supplementally provided to the Securities and Exchange Commission upon request.

A list of the schedules to the Separation and Distribution Agreement follows:

Schedule 1.1(29)	Continuing Arrangements

Schedule 1.1(32)	Credit Support Instruments

Schedule 1.1(54)	Everest Group Landlord Property

Schedule 1.1(60)	Everest Retained Assets

Schedule 1.1(62)	Everest Retained Environmental Liability

Schedule 1.1(63)	Everest Retained IP

Schedule 1.1(64)	Everest Retained Liabilities

Schedule 1.1(65)	Everest Retained Regulatory Property

Schedule 1.1(102)	Newco Assets

Schedule 1.1(108)	Newco Current Assets

Schedule 1.1(109)	Newco Current Liabilities

Schedule 1.1(111)	Newco Environmental Liabilities

Schedule 1.1(112)	Newco Former Businesses

Schedule 1.1(115)	Newco Group Landlord Property

Schedule 1.1(120)	Newco Liabilities

Schedule 1.1(150)	Separation Plan Amendments

Schedule 2.2(a)	Treatment of Shared Contracts

Schedule 2.4	Intercompany Contracts

Schedule 2.7(b)	Ancillary Agreements

Schedule 2.9(a)	Guarantees; Credit Support Instruments

Schedule 8.18	Advisors

A list of the exhibits to the Employee Matters Agreement follows:

Exhibit 1.1(18)	Designated Individual Agreements

Exhibit 2.2	Transfers of Employees and Independent Contractors

Exhibit 2.4(b)	2020 Global Annual Merit Compensation Increases

Exhibit 3.5(b)	Newco Nonqualified Deferred Compensation Plans

Exhibit 3.7	Non-U.S. Plans

Exhibit 3.8	Non-U.S. Defined Benefit Plans

Exhibit 3.9	Individual Agreements

A list of the schedules to the Form of Tax Matters Agreement follows:

Schedule 2.2(c)	Responsibility of Newco

Schedule 2.7(a)	Tax Refunds

Schedule 7.2	Consistent Treatment

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	(1)	The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

	(2)	The undersigned registrant hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sugar Land, State of Texas, on April 16, 2020.

CHAMPIONX HOLDING INC.

By:	/s/ Deric D. Bryant
Deric D. Bryant
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Deric D. Bryant	President and Chief Executive Officer	April 16, 2020
Deric D. Bryant

/s/ Daniel J. Schmechel	Director and Chief Financial Officer	April 16, 2020
Daniel J. Schmechel

/s/ Antonio Marcos	Senior Vice President - Finance and Corporate Controller	April 16, 2020
Antonio Marcos

*	Director and Chairman of the Board	April 16, 2020
Douglas M. Baker

/s/ Michael C. McCormick	Director and Executive Vice President	April 16, 2020
Michael C. McCormick

*

The undersigned, pursuant to a power of attorney, executed by each of the directors above and filed with the SEC on February 12, 2020 in the signature page to Forms S-1 and S-4 and incorporated herein by reference, by signing his name hereto, does hereby sign and deliver this amendment to the registration statement on behalf of each of the persons noted above in the capacities indicated.

By:	/s/ Michael C. McCormick
Name:	Michael C. McCormick
Attorney-in-Fact